2024 ANNUAL REPORT & FORM 10-K





March 29, 2025

Dear Shareholders:

I am pleased to provide this annual report to shareholders for the year 2024, during which we announced and completed the acquisition of Touchstone Bankshares, Inc. (Touchstone), a $600 million asset banking company serving Richmond, southside Virginia and north central North Carolina.

For years, your board of directors and company have been operating under a strategic plan that contemplated building a people-first high performing banking company focused on relationships as the foundation for building scale through opportunistic acquisitions. In fact, since exiting the great recession your company has not only been a highly ranked Virginia bank based on financial performance, but we have also been one of the most prolific acquirers of Virginia franchises over the last twelve years. The result has been improved operating leverage and growth in the franchise value of your company.

The Touchstone acquisition last year was the largest and most impactful expansion to date, meeting our financial metrics and our strategic goals for such transactions. The combination resulted in total assets over $2 billion and 33 branches across Virginia and the north central region of North Carolina, including increasing our presence in the Richmond MSA to eight branches and over $350 million in deposits.

At the announcement of the transaction last March the stock price was a little over $16.00, whereas at year end December 31, 2024, the closing price was $23.01; significantly increasing our market capitalization that potentially could include FXNC stock in the Russell 2000 index in the future.

Financial performance excluding merger related expenses was solid and we believe it bodes well for the future of our banking company and shareholders. While return on average assets and return on average equity were sub-par compared to our normal expectations, those ratios adjusted for merger expenses were particularly good considering the rate environment in which we operated in 2024, particularly the first half of the year.

I am proud of our team and their herculean effort to prepare for and consummate the merger while also operating a high-performing Virginia banking company.

And finally, we are delighted to have announced Brad E. Schwartz as our new Chief Financial Officer of the company. His experience in larger banks and his commitment to high performance banking will strengthen our team and our company.

Thank you for your continued support.

Sincerely,

Scott C. Harvard
President and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____
Commission file number 1-38874

(Exact name of registrant as specified in its charter)

Virginia	**54-1232965**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
112 West King Street, Strasburg, Virginia	**22657**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (540) 465-9121

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, par value $1.25 per share	FXNC	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the closing sales price on June 30, 2024 was $77,200,000.

The number of outstanding shares of common stock as of March 21, 2025 was 8,986,696.

DOCUMENTS INCORPORATED BY REFERENCE
Proxy Statement for the 2025 Annual Meeting of Shareholders – Part III

TABLE OF CONTENTS

Part I

Cautionary Statement Regarding Forward-Looking Statements

First National Corporation (the Company) makes forward-looking statements in this Form 10-K that are subject to risks and uncertainties. These forward-looking statements include, but are not limited to, statements regarding profitability, liquidity, adequacy of capital, allowance for credit losses, interest rate sensitivity, market risk, and growth strategy. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends," or other similar words or terms are intended to identify forward-looking statements. These forward-looking statements are subject to significant uncertainties because they are based upon or are affected by factors including:

- general business conditions, as well as conditions within the financial markets;
- general economic conditions, including unemployment levels, inflation and slowdowns in economic growth;
- the ability of the Company and the Bank to realize the anticipated benefits of the Touchstone Bankshares, Inc. (Touchstone) merger (Merger), including expected revenue synergies and cost savings that may not be fully realized or realized within the expected time frame;
- revenues following the Merger that may be lower than expected;
- customer and employee relationships and business operations may be impacted by disruptions caused by the Merger;
- the Company's branch and market expansions, technology initiatives and other strategic initiatives;
- the impact of competition from banks and non-banks, including financial technology companies (Fintech);
- the composition of the loan and deposit portfolio, including the types of accounts and customers, may change, which could impact the amount of net interest income and noninterest income in future periods, including revenue from service charges on deposits;
- limited availability of financing or inability to raise capital;
- reliance on third parties for key services;
- the Company's credit standards and its on-going credit assessment processes might not protect it from significant credit losses;
- the quality of the loan portfolio and the value of the collateral securing those loans;
- demand for loan products;
- deposit flows;
- the level of net charge-offs on loans and the adequacy of the allowance for credit losses on loans;
- the concentration in loans secured by real estate may adversely affect earnings due to changes in the real estate markets;
- the value of securities held in the Company's investment portfolio;
- legislative or regulatory changes or actions, including the effects of changes in tax laws;
- changes in accounting principles, policies and guidelines and elections made by the Company thereunder;
- cyber threats, attacks or events;
- the ability to maintain adequate liquidity by retaining deposit customers and secondary funding sources, especially if the Company's, or industry's, reputation become damaged;
- monetary and fiscal policies of the U.S. Government, including policies of the U.S. Department of the Treasury and the Federal Reserve Board, and the effect of those policies on interest rates and business in the Company's markets;
- changes in interest rates could have a negative impact on the value of the Company's securities portfolio and its net interest income and an unfavorable impact on the Company's customers' ability to repay loans;
- geopolitical conditions, including acts or threats of terrorism, international hostilities, or actions taken by the U.S. or other governments in response to acts or threats of terrorism and/or military conflicts, which could impact business and economic conditions in the U.S. and abroad; and
- other factors identified in Item 1A, "Risk Factors", below.

Because of these and other uncertainties, actual future results may be materially different from the results indicated by these forward-looking statements. In addition, past results of operations do not necessarily indicate future results.

Item 1.   Business

General

First National Corporation (the Company) is a bank holding company incorporated under Virginia law on September 7, 1983. The Company owns all of the stock of its primary operating subsidiary, First Bank (the Bank), which is a commercial bank chartered under Virginia law. The Company's subsidiaries are:

- First Bank. The Bank owns:
- First Bank Financial Services, Inc.
- Shen-Valley Land Holdings, LLC
- Bank of Fincastle Services, Inc.
- ESF, LLC
- McKenney Group, LLC
- First National (VA) Statutory Trust II (Trust II)
- First National (VA) Statutory Trust III (Trust III and, together with Trust II, the Trusts)

First Bank Financial Services, Inc. owns an interest in an entity that provides title insurance services. Bank of Fincastle Services, Inc. is no longer an active operating entity and was dissolved in March 2025. Shen-Valley Land Holdings, LLC and ESF, LLC were formed to hold other real estate owned and future office sites. ESF, LLC closed in March of 2025 and no material impact to the financials is expected related to the closure. McKenney Group, LLC owns an interest in an entity that provides insurance services. The Trusts were formed for the purpose of issuing redeemable capital securities, commonly known as trust preferred securities, and are not included in the Company's consolidated financial statements in accordance with authoritative accounting guidance because management has determined that the Trusts qualify as variable interest entities.

The Bank first opened for business on July 1, 1907 under the name The Peoples National Bank of Strasburg. On January 10, 1928, the Bank changed its name to The First National Bank of Strasburg. On April 12, 1994, the Bank received approval from the Federal Reserve Bank of Richmond and the Virginia State Corporation Commission's Bureau of Financial Institutions to convert to a state chartered bank with membership in the Federal Reserve System. On June 1, 1994, the Bank consummated such conversion and changed its name to First Bank.

On October 1, 2024, the Company completed its merger with Touchstone Bankshares, Inc. (Touchstone), the holding company for Touchstone Bank. With the acquisition of Touchstone, the Company acquired twelve branches in the Richmond metropolitan area and Southern Virginia and two branches in North Carolina.

Revenue Sources and Expense Factors

The primary source of revenue is from net interest income earned by the Bank. Net interest income is the difference between interest income and interest expense and currently represents between 50% and 60% of the Company's total revenue. Interest income is determined by the amount of interest-earning assets outstanding during the period and the interest rates earned on those assets. The Bank's interest expense is a function of the amount of interest-bearing liabilities outstanding during the period and the interest rates paid. In addition to net interest income, noninterest income is the other source of revenue for the Company. Noninterest income is derived primarily from service charges on deposits, fee income from wealth management services, and ATM and check card fees.

Primary expense categories are salaries and employee benefits, which comprised 47% of noninterest expenses during 2024, followed by merger expenses, which comprised 15% of noninterest expenses. The provision for credit losses is also a primary expense of the Bank. The provision is determined by factors that include net charge-offs, asset quality, loan growth, evaluation of the size and current risk characteristics of the loan portfolio, past events, current conditions, reasonable and supportable forecasts of future economic conditions, and prepayment experience. Changing economic conditions caused by inflation, recession, unemployment, or other factors beyond the Company's control have a direct correlation with asset quality, net charge-offs, and ultimately the required provision for credit losses.

Products and Services

The Bank offers loan, deposit, and wealth management products and services. Loan products and services include consumer loans, residential mortgages, home equity loans, and commercial loans. Deposit products and services include checking accounts, treasury management solutions, savings accounts, money market accounts, certificates of deposit, and individual retirement accounts. Wealth management services include estate planning, investment management of assets, trustee under an agreement, trustee under a will, individual retirement accounts, and estate settlement. Customers include small and medium-sized businesses, individuals, estates, local governmental entities, and non-profit organizations. The Bank's office locations are well-positioned in attractive markets along the Interstate 81, Interstate 66, and Interstate 64 corridors in the Shenandoah Valley, the Roanoke Valley, south-central regions of Virginia, the Richmond MSA, and northern North Carolina. Within this market area, there are diverse types of industry including medical and professional services, manufacturing, retail, warehousing, Federal government, hospitality, and higher education. The Bank's products and services are delivered through 33 bank branch offices, three loan production offices, and two customer service centers in retirement communities. For the location and general character of each of these offices, see Item 2 of this Form 10-K. Many of the Bank's services are also delivered through the Bank's mobile banking platform, its website, www.fbvirginia.com, and a network of ATMs located throughout its market area.

Competition

The financial services industry remains highly competitive and is constantly evolving. The Company experiences strong competition in all aspects of its business. In its market areas, the Company competes with large national and regional financial institutions, credit unions, other community banks, as well as consumer finance companies, mortgage companies, marketplace lenders and other financial technology firms, mutual funds and life insurance companies. Competition for deposits and loans is affected by various factors including interest rates offered, the number and location of branches and types of products offered, and the reputation of the institution. Credit unions have been allowed to increasingly expand their membership definitions and, because they enjoy a favorable tax status, may be able to offer more attractive loan and deposit pricing.

The Company believes its competitive advantages include long-term customer relationships, a commitment to excellent customer service, dedicated and loyal employees, and the support of and involvement in the communities that the Company serves. The Company focuses on providing products and services to individuals, small to medium-sized businesses, non-profit organizations, and local governmental entities within its communities. The Company's primary operating subsidiary, First Bank, generally has a strong deposit share of the markets it serves. According to Federal Deposit Insurance Corporation (FDIC) deposit data as of June 30, 2024, the Bank was ranked second overall in its market area with 11.37% of its total deposit market. This deposit market did not include the Touchstone market area as of June 30, 2024.

No material part of the business of the Company is dependent upon a single or a few customers, and the loss of any single customer would not have a materially adverse effect upon the business of the Company.

Employees

At December 31, 2024, the Bank employed a total of 303 full-time equivalent employees. The Company considers relations with its employees to be excellent.

SUPERVISION AND REGULATION

Bank holding companies and banks are extensively and increasingly regulated under both federal and state laws. The following description briefly addresses certain historic and current provisions of federal and state laws and regulations, proposed regulations, and the potential impacts on the Company and the Bank. To the extent statutory or regulatory provisions or proposals are described in this report, the description is qualified in its entirety by reference to the particular statutory or regulatory provisions or proposals.

The Company

General. As a bank holding company registered under the Bank Holding Company Act of 1956 (the BHCA), the Company is subject to supervision, regulation, and examination by the Board of Governors of the Federal Reserve System (the Federal Reserve). The Company is also registered under the bank holding company laws of Virginia and is subject to supervision, regulation, and examination by the Virginia State Corporation Commission (the SCC).

Permitted Activities. A bank holding company is limited to managing or controlling banks, furnishing services to or performing services for its subsidiaries, and engaging in other activities that the Federal Reserve determines by regulation or order to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public that outweigh possible adverse effects. Possible benefits include greater convenience, increased competition, and gains in efficiency. Possible adverse effects include undue concentration of resources, decreased or unfair competition, conflicts of interest, and unsound banking practices. Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any activity or to terminate ownership or control of any subsidiary when the Federal Reserve has reasonable cause to believe that a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company may result from such an activity.

Banking Acquisitions; Changes in Control. The BHCA requires, among other things, the prior approval of the Federal Reserve in any case where a bank holding company proposes to (i) acquire direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank or bank holding company (unless it already owns a majority of such voting shares), (ii) acquire all or substantially all of the assets of another bank or bank holding company, or (iii) merge or consolidate with any other bank holding company. In determining whether to approve a proposed bank acquisition, the Federal Reserve will consider, among other factors, the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, the projected capital ratios and levels on a post-acquisition basis, and the acquiring institution's performance under the Community Reinvestment Act of 1977 (the CRA).

Subject to certain exceptions, the BHCA and the Change in Bank Control Act, together with the applicable regulations, require Federal Reserve approval (or, depending on the circumstances, no notice of disapproval) prior to any person or company's acquiring "control" of a bank or bank holding company. A conclusive presumption of control exists if an individual or company acquires the power, directly or indirectly, to direct the management or policies of an insured depository institution or to vote 25% or more of any class of voting securities of any insured depository institution. A rebuttable presumption of control exists if a person or company acquires 10% or more but less than 25% of any class of voting securities of an insured depository institution and either the institution has registered securities under Section 12 of the Securities Exchange Act of 1934 (the Exchange Act) or no other person will own a greater percentage of that class of voting securities immediately after the acquisition. The Company's common stock is registered under Section 12 of the Exchange Act.

Source of Strength. Federal Reserve policy has historically required bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act) codified this policy as a statutory requirement. The federal bank regulatory agencies must still issue regulations to implement the source of strength provisions of the Dodd-Frank Act. Under this requirement, the Company is expected to commit resources to support the Bank, including at times when the Company may not be in a financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to depositors and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

Safety and Soundness. There are a number of obligations and restrictions imposed on bank holding companies and their subsidiary banks by law and regulatory policy that are designed to minimize potential loss to the depositors of such depository institutions and the FDIC insurance fund in the event of a depository institution default. For example, under the Federal Deposit Insurance Company Improvement Act of 1991, to avoid receivership of an insured depository institution subsidiary, a bank holding company is required to guarantee the compliance of any subsidiary bank that may become "undercapitalized" with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal bank regulatory agency up to the lesser of (i) an amount equal to 5% of the institution's total assets at the time the institution became undercapitalized, or (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan.

Under the Federal Deposit Insurance Act (the FDIA), the federal bank regulatory agencies have adopted guidelines prescribing safety and soundness standards. These guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risk and exposures specified in the guidelines.

Capital Requirements. Pursuant to the Small Bank Holding Company and Savings and Loan Holding Company Policy Statement, qualifying bank holding companies with total consolidated assets of less than $3 billion, such as the Company, are not subject to consolidated regulatory capital requirements. Certain capital requirements applicable to the Bank are described below under "The Bank-Capital Requirements". Subject to its capital requirements and certain other restrictions, the Company is able to borrow money to make a capital contribution to the Bank, and such loans may be repaid from dividends paid by the Bank to the Company.

Limits on Dividends and Other Payments. The Company is a legal entity, separate and distinct from its subsidiaries. A significant portion of the revenues of the Company result from dividends paid to it by the Bank. There are various legal limitations applicable to the payment of dividends by the Bank to the Company and to the payment of dividends by the Company to its shareholders. The Bank is subject to various statutory restrictions on its ability to pay dividends to the Company. Under the current supervisory practices of the Bank's regulatory agencies, prior approval from those agencies is required if cash dividends declared in any given year exceed net income for that year, plus retained net profits of the two preceding years. The payment of dividends by the Bank or the Company may be limited by other factors, such as requirements to maintain capital above regulatory guidelines. Bank regulatory agencies have the authority to prohibit the Bank or the Company from engaging in an unsafe or unsound practice in conducting their business. The payment of dividends, depending on the financial condition of the Bank, or the Company, could be deemed to constitute such an unsafe or unsound practice. In addition, under the current supervisory practices of the Federal Reserve, the Company should inform and consult with its regulators reasonably in advance of declaring or paying a dividend that exceeds earnings for the period (e.g., quarter) for which the dividend is being paid or that could result in a material adverse change to the Company's capital structure.

The Company's subordinated debt is senior in right of payment compared to its common stock and all current and future junior subordinated debt obligations. Following the occurrence of any event of default on its subordinated debt, the Company may not make any payments on its junior subordinated debt; declare or pay any dividends on its common stock; redeem or otherwise acquire any of its common stock; or make any other distributions with respect to its common stock or set aside any monies or properties for such purposes. The Company is current in its interest payments on subordinated debt.

The Company's ability to pay dividends on common stock is also limited by contractual restrictions under its junior subordinated debt. Interest must be paid on the junior subordinated debt before dividends may be paid to common shareholders. The Company is current in its interest payments on junior subordinated debt; however, it has the right to defer distributions on its junior subordinated debt, during which time no dividends may be paid on its common stock. If the Company does not have sufficient earnings in the future and begins to defer distributions on the junior subordinated debt, it will be unable to pay dividends on its common stock until it becomes current on those distributions.

The Bank

General. The Bank is supervised and regularly examined by the Federal Reserve and the SCC's Bureau of Financial Institutions. The various laws and regulations administered by the regulatory agencies affect corporate practices, such as the payment of dividends, incurrence of debt, and acquisition of financial institutions and other companies; they also affect business practices, such as the payment of interest on deposits, the charging of interest on loans, types of business conducted, and location of offices. Certain of these law and regulations are referenced above under "The Company."

Capital Requirements. The Federal Reserve and the other federal banking agencies have issued risk-based and leverage capital guidelines applicable to U. S. banking organizations. In addition, those regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels because of its financial condition or actual or anticipated growth.

Effective January 1, 2015, the Bank became subject to capital rules adopted by federal bank regulators implementing the Basel III regulatory capital reforms adopted by the Basel Committee on Banking Supervision (the Basel Committee), and certain changes required by the Dodd-Frank Act.

The minimum capital level requirements applicable to the Bank under the rules are as follows: a common equity Tier 1 capital ratio of 4.5%; a Tier 1 capital ratio of 6%; a total capital ratio of 8%; and a Tier 1 leverage ratio of 4% for all institutions. The final rules also established a "capital conservation buffer" above the new regulatory minimum capital requirements of 2.5% of risk-weighted assets. This resulted in the following minimum capital ratios beginning in 2019: a common equity Tier 1 capital ratio of 7.0%, a Tier 1 capital ratio of 8.5%, and a total capital ratio of 10.5%. Under the rules, institutions are subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations establish a maximum percentage of eligible retained income that could be utilized for such actions. Management believes, as of December 31, 2024 and December 31, 2023, that the Bank met all capital adequacy requirements to which it is subject, including the capital conservation buffer.

The following table shows the Bank's regulatory capital ratios at December 31, 2024:

	First Bank
Total capital to risk-weighted assets	12.34%
Tier 1 capital to risk-weighted assets	11.19%
Common equity Tier 1 capital to risk-weighted assets	11.19%
Tier 1 capital to average assets	7.95%
Capital conservation buffer ratio(1)	4.34%

(1)   Calculated by subtracting the regulatory minimum capital ratio requirements from the Bank's actual ratio for Common equity Tier 1, Tier 1, and Total risk based capital. The lowest of the three measures represents the Bank's capital conservation buffer ratio.

The rules also contain revisions to the prompt corrective action framework, which is designed to place restrictions on insured depository institutions if their capital levels begin to show signs of weakness. Under the prompt corrective action requirements, which are designed to complement the capital conservation buffer, insured depository institutions are required to meet the following capital level requirements in order to qualify as "well capitalized:" a common equity Tier 1 capital ratio of 6.5%; a Tier 1 capital ratio of 8%; a total capital ratio of 10%; and a Tier 1 leverage ratio of 5%. The Bank met the requirements to qualify as "well capitalized" as of December 31, 2024 and December 31, 2023.

On September 17, 2019 the FDIC finalized a rule that introduced an optional simplified measure of capital adequacy for qualifying community banking organizations (i.e., the community bank leverage ratio (CBLR) framework), as required by the Economic Growth, Regulatory Relief and Consumer Protection Act (the Economic Growth Act). The CBLR framework is designed to reduce burden by removing the requirements for calculating and reporting risk-based capital ratios for qualifying community banking organizations that opt into the framework.

In order to qualify for the CBLR framework, a community banking organization must have a tier 1 leverage ratio greater than 9%, have less than $10 billion in total consolidated assets, and limited amounts of off-balance sheet exposures and trading assets and liabilities. A qualifying community banking organization that opts into the CBLR framework and meets all requirements under the framework will be considered to have met the "well-capitalized" ratio requirements under the prompt corrective action regulations and will not be required to report or calculate risk-based capital. Although the Bank does not meet the criteria for the CBLR framework, it may opt into the CBLR framework in a future quarterly period.

Deposit Insurance. Substantially all of the deposits of the Bank are insured up to applicable limits by the Deposit Insurance Fund (the DIF) of the FDIC and are subject to deposit insurance assessments to maintain the DIF. The deposit insurance assessment base is based on average total assets minus average tangible equity, pursuant to a rule issued by the FDIC as required by the Dodd-Frank Act.

The FDIA, as amended by the Federal Deposit Insurance Reform Act and the Dodd-Frank Act, requires the FDIC to set a ratio of deposit insurance reserves to estimated insured deposits of at least 1.35%. On October 18, 2022, the FDIC adopted a final rule that increased base deposit insurance assessment rate schedules uniformly by 2 basis points beginning in the first quarterly assessment period of 2023. The increase was instituted to account for extraordinary growth in insured deposits during the first and second quarters of 2020, which caused a substantial decrease in the "reserve ratio" of the DIF to total industry deposits. The FDIC has indicated that the new assessment rate schedules will remain in effect until the DIF reserve ratio meets or exceeds 2 percent.

FDIC deposit insurance assessments for insured institutions with less than $10 billion in assets that have been FDIC insured for at least five years (established small banks) are calculated based on risk-based assessments using examination rulings and financial modeling to better capture the risk that an established small bank poses to the DIF and to ensure that institutions that take on greater risks have higher assessments.

Transactions with Affiliates. Pursuant to Sections 23A and 23B of the Federal Reserve Act and Regulation W, the authority of the Bank to engage in transactions with related parties or "affiliates" or to make loans to insiders is limited. Loan transactions with an affiliate generally must be collateralized and certain transactions between the Bank and its affiliates, including the sale of assets, the payment of money or the provision of services, must be on terms and conditions that are substantially the same, or at least as favorable to the Bank, as those prevailing for comparable nonaffiliated transactions. In addition, the Bank generally may not purchase securities issued or underwritten by affiliates.

Loans to executive officers, directors or to any person who directly or indirectly, or acting through or in concert with one or more persons, owns, controls or has the power to vote more than 10% of any class of voting securities of a bank (a "10% Shareholder"), are subject to Sections 22(g) and 22(h) of the Federal Reserve Act and their corresponding regulations (Regulation O) and Section 13(k) of the Exchange Act relating to the prohibition on personal loans to executives (which exempts financial institutions in compliance with the insider lending restrictions of Section 22(h) of the Federal Reserve Act). Among other things, these loans must be made on terms substantially the same as those prevailing on transactions made to unaffiliated individuals and certain extensions of credit to those persons must first be approved in advance by a disinterested majority of the entire board of directors. Section 22(h) of the Federal Reserve Act prohibits loans to any of those individuals where the aggregate amount exceeds an amount equal to 15% of an institution's unimpaired capital and surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed the Bank's unimpaired capital and unimpaired surplus. Section 22(g) of the Federal Reserve Act identifies limited circumstances in which the Bank is permitted to extend credit to executive officers.

Prompt Corrective Action. Immediately upon becoming "undercapitalized," a depository institution becomes subject to the provisions of Section 38 of the FDIA, which: (i) restrict payment of capital distributions and management fees; (ii) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (iii) require submission of a capital restoration plan; (iv) restrict the growth of the institution's assets; and (v) require prior approval of certain expansion proposals. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the DIF, subject in certain cases to specified procedures. These discretionary supervisory actions include: (i) requiring the institution to raise additional capital; (ii) restricting transactions with affiliates; (iii) requiring divestiture of the institution or the sale of the institution to a willing purchaser; and (iv) any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized and critically undercapitalized institutions. The Bank met the definition of "well capitalized" as of December 31, 2024.

Community Reinvestment Act. The Bank is subject to the requirements of the CRA. The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of the local communities, including low and moderate income neighborhoods. If the Bank receives a rating from the Federal Reserve of less than "satisfactory" under the CRA, restrictions on operating activities could be imposed. In 2021, the most recent notification from the Federal Reserve, the Bank received a "satisfactory" CRA rating.

In October 2023, federal bank regulatory agencies jointly issued a final rule intended to strengthen and modernize the CRA regulatory framework. Most of the final rule's new requirements are applicable beginning January 1, 2026. The remaining new requirements, including data reporting requirements, are applicable on January 1, 2027. The rule is intended to, among other things, (i) expand access to credit, investment and basic banking services in low- and moderate-income communities, (ii) adapt to changes in the banking industry, including internet and mobile banking, (iii) provide greater clarity, consistency and transparency in the application of the regulations and (iv) tailor performance standards to account for differences in bank size, business model, and local conditions.

Privacy Legislation. Several regulations issued by federal banking agencies also provide new protections against the transfer and use of customer information by financial institutions. A financial institution must provide to its customers information regarding its policies and procedures with respect to the handling of customers' personal information. Each institution must conduct an internal risk assessment of its ability to protect customer information. These privacy provisions generally prohibit a financial institution from providing a customer's personal financial information to unaffiliated parties without prior notice and approval from the customer.

In October 2024, the Consumer Financial Protection Bureau adopted a new rule that requires financial service providers, such as the Bank, to make certain data available to consumers upon request regarding the products or services they obtain from the provider. The rule is intended to give consumers control over their financial data, including with whom it is shared, and encourage competition in the provision of consumer financial products and services. Compliance is required beginning April 1, 2028 for depository institutions with at least $3 billion in total assets and beginning April 1, 2029 for depository institutions with at least $1.5 billion in total assets.

Anti-Money Laundering Laws and Regulations. The Bank is subject to several federal laws that are designed to combat money laundering, terrorist financing, and transactions with persons, companies or foreign governments designated by U.S. authorities (AML laws). This category of laws includes the Bank Secrecy Act of 1970, the Money Laundering Control Act of 1986, the USA PATRIOT Act of 2001, and the Anti-Money Laundering Act of 2020. The Anti-Money Laundering Act of 2020, the most sweeping anti-money laundering legislation in 20 years, requires various federal agencies to promulgate regulations implementing a number of its provisions.

The AML laws and their implementing regulations require insured depository institutions, broker-dealers, and certain other financial institutions to have policies, procedures, and controls to detect, prevent, and report money laundering and terrorist financing. The AML laws and their regulations also provide for information sharing, subject to conditions, between federal law enforcement agencies and financial institutions, as well as among financial institutions, for counter-terrorism purposes. Federal banking regulators are required, when reviewing bank holding company acquisition and bank merger applications, to take into account the effectiveness of the anti-money laundering activities of the applicants. To comply with these obligations, the Company has implemented appropriate internal practices, procedures, and controls.

Cybersecurity. The federal banking agencies have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of a financial institution's board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial products and services. The federal banking agencies expect financial institutions to establish lines of defense and ensure that their risk management processes also address the risk posed by compromised customer credentials and also expect financial institutions to maintain sufficient business continuity planning processes to ensure rapid recovery, resumption and maintenance of the institution's operations after a cyber-attack. If the Bank fails to meet the expectations set forth in this regulatory guidance, it could be subject to various regulatory actions and any remediation efforts may require significant resources of the Bank. In addition, all federal and state bank regulatory agencies continue to increase focus on cybersecurity programs and risks as part of regular supervisory exams.

In November 2021, the federal banking agencies approved a final rule that requires banking organizations to notify their primary regulator within 36 hours of becoming aware of a "computer-security incident" that rises to the level of a "notification incident", among other things, the rule also requires bank service providers to notify their banking organization customers as soon as possible after becoming aware of similar incidents.

Consumer Laws and Regulations. The Bank is also subject to certain consumer laws and regulations issued thereunder that are designed to protect consumers in transactions with banks. These laws include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, Real Estate Settlement Procedures Act, Home Mortgage Disclosure Act, the Fair Credit Reporting Act, the Fair Housing Act and the Dodd-Frank Act, among others. The laws and related regulations mandate certain disclosure requirements and regulate the manner in which financial institutions transact business with customers. The Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of its ongoing customer relations.

Incentive Compensation. In June 2010, the federal banking agencies issued comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of financial institutions do not undermine the safety and soundness of such institutions by encouraging excessive risk-taking. The *Interagency Guidance on Sound Incentive Compensation Policies*, which covers all employees that have the ability to materially affect the risk profile of a financial institution, either individually or as part of a group, is based upon the key principles that a financial institution's incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the institution's ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by good corporate governance, including active and effective oversight by the financial institution's board of directors.

The Federal Reserve will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of financial institutions, such as the Company, that are not "large, complex banking organizations." These reviews will be tailored to each financial institution based on the scope and complexity of the institution's activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the institution's supervisory ratings, which can affect the institution's ability to make acquisitions and take other actions. Enforcement actions may be taken against a financial institution if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the institution's safety and soundness and the financial institution is not taking prompt and effective measures to correct the deficiencies. At December 31, 2024, the Company had not been made aware of any instances of non-compliance with the guidance.

Effect of Governmental Monetary Policies

The Company's operations are affected not only by general economic conditions but also by the policies of various regulatory authorities. In particular, the Federal Reserve regulates money and credit conditions and interest rates to influence general economic conditions. These policies have a significant impact on overall growth and distribution of loans, investments and deposits; they affect interest rates charged on loans or paid for time and savings deposits. Federal Reserve monetary policies have had a significant effect on the operating results of commercial banks, including the Company, in the past and are expected to do so in the future.

Future Legislation and Regulation

Congress may enact legislation from time to time that affects the regulation of the financial services industry, and state legislatures may enact legislation from time to time affecting the regulation of financial institutions chartered by or operating in those states. Federal and state regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied. The substance or impact of pending or future legislation or regulation, or the application thereof, cannot be predicted, although enactment of any proposed legislation could impact the regulatory structure under which the Company and the Bank operate and may significantly increase costs, impede the efficiency of internal business processes, require an increase in regulatory capital, require modifications to business strategy, and limit the ability to pursue business opportunities in an efficient manner. A change in statutes, regulations or regulatory policies applicable to the Company or the Bank are difficult to predict, and could have a material, adverse effect on the business, financial condition and results of operations of the Company and the Bank.

Filings with the SEC

The Company's internet address is www.fbvirginia.com. The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to those reports, as filed with or furnished to the Securities and Exchange Commission (the SEC), are available free of charge at www.fbvirginia.com as soon as reasonably practicable after being filed with or furnished to the SEC. A copy of any of the Company's filings will be sent, without charge, to any shareholder upon written request to: Bruce E. Thomas, Interim Chief Financial Officer, at 112 West King Street, Strasburg, Virginia 22657. The information on the Company's website is not a part of, and is not incorporated into, this Annual Report on Form 10-K.

Item 1A.   Risk Factors

An investment in the Company's securities involves risks. In addition to the other information set forth in this report, investors in the Company's securities should carefully consider the factors discussed below. These factors could materially and adversely affect the Company's business, financial condition, liquidity, results of operations and capital position, and could cause the Company's actual results to differ materially from its historical results or the results contemplated by the forward-looking statements contained in this report, in which case the trading price of the Company's securities could decline.

Risks Related to our Lending Activities and Economic Conditions

Our business is subject to various lending and other economic risks that could adversely affect our results of operations and financial condition.

Deterioration in economic conditions could adversely affect our business. Our business is directly affected by general economic and market conditions; broad trends in industry and finance; legislative and regulatory changes; changes in governmental monetary and fiscal policies; changes in interest rates; and inflation, all of which are beyond our control. The growth in economic activity and in the demand for goods and services, coupled with labor shortages, supply chain disruptions and other factors, has contributed to rising inflationary pressures, the Federal Reserve's responsive interest rate hikes, and the risk of recession. A deterioration in economic conditions, in particular a prolonged economic slowdown within our geographic region or a broader disruption in the economy could result in the following consequences, any of which could hurt our business materially: an increase in loan delinquencies; an increase in problem assets and foreclosures; a decline in demand for our products and services; a deterioration in the value of collateral for loans made by our various business segments; and changes in the fair value of financial instruments held by the Company or its subsidiaries.

Adverse changes in economic conditions in our market areas or adverse conditions in an industry on which a local market in which we do business is dependent could adversely affect our results of operations and financial condition.

We provide full-service banking and other financial services throughout the Company's market areas, which include the Shenandoah Valley, Roanoke Valley, Richmond, south-central regions of Virginia, and northern North Carolina. Our loan and deposit activities are directly affected by, and our financial success depends on, economic conditions within these markets, as well as conditions in the industries on which those markets are economically dependent. A deterioration in local economic conditions or in the condition of an industry on which a local market depends could adversely affect such factors as unemployment rates, business formations and expansions and housing market conditions. Adverse developments in any of these factors could result in, among other things, a decline in loan demand, a reduction in the number of credit-worthy borrowers seeking loans, an increase in delinquencies, defaults and foreclosures, an increase in classified and nonaccrual loans, a decrease in the value of loan collateral, and a decline in the financial condition of borrowers and guarantors, any of which could adversely affect our financial condition or business.

The Company's allowance for credit losses on loans may prove to be insufficient to absorb losses in its loan and securities portfolios.

Like all financial institutions, the Company maintains an allowance for credit losses (ACL) to provide for loans and securities that may not repay in their entirety. The Company believes that it maintains an ACL at a level adequate to absorb expected losses inherent in the loan and securities portfolios as of the corresponding balance sheet date and in compliance with applicable accounting and regulatory guidance. However, the ACL may not be sufficient to cover actual losses and future provisions for credit losses could materially and adversely affect the Company's operating results. Accounting measurements related to impairment and the allowance for credit losses require significant estimates that are subject to uncertainty and changes relating to new information and changing circumstances. The significant uncertainties surrounding the ability of the Company's borrowers to execute their business models successfully through changing economic environments, competitive challenges, and other factors complicate the Company's estimates of the risk of loss and amount of loss on any loan or security. Because of the degree of uncertainty and susceptibility of these factors to change, the actual losses may vary from current estimates. The Company expects fluctuations in the credit loss provisions due to the uncertain economic conditions.

The Company's banking regulators, as an integral part of their examination process, periodically review the ACL and may require the Company to increase its allowance for credit losses by recognizing additional provisions for credit losses charged to expense, or to decrease the allowance for credit losses on loans by recognizing loan charge-offs, net of recoveries. Any such required additional provisions for credit losses or charge-offs could have a material adverse effect on the Company's financial condition and results of operations.

The Company's concentration in loans secured by real estate may adversely affect earnings due to changes in the real estate markets.

The Company offers a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer, and other loans. Many of the Company's loans are secured by real estate (both residential and commercial) in the Company's market areas. A major change in the real estate markets, resulting in deterioration in the value of this collateral, or in the local or national economy, could adversely affect borrowers' ability to pay these loans, which in turn could negatively affect the Company. Risks of loan defaults and foreclosures are unavoidable in the banking industry; the Company tries to limit its exposure to these risks by monitoring extensions of credit carefully. The Company cannot fully eliminate credit risk; thus, credit losses will occur in the future. Additionally, changes in the real estate market also affect the value of foreclosed assets, and therefore, additional losses may occur when management determines it is appropriate to sell the assets.

The Company has a significant exposure in commercial real estate, and loans with this type of collateral are viewed as having more risk of default.

The Company's commercial real estate portfolio consists primarily of owner-operated properties and other commercial properties. These types of loans are generally viewed as having more risk of default than residential real estate loans. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner's business or the property to service the debt. Cash flows may be affected significantly by general economic conditions, and a downturn in the local economy or in occupancy rates in the local economy where the property is located could increase the likelihood of default. Because the Company's loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in the percentage of non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the provision for credit losses and an increase in charge-offs, all of which could have a material adverse effect on the Company's financial condition.

The Company's banking regulators generally give commercial real estate lending greater scrutiny and may require banks with higher levels of commercial real estate loans to implement improved underwriting, internal controls, risk management policies, and portfolio stress testing, as well as possibly higher levels of allowances for credit losses and capital levels as a result of commercial real estate lending growth and exposures, which could have a material adverse effect on the Company's results of operations.

The Company's loan portfolio contains construction and development loans, and a decline in real estate values and economic conditions would adversely affect the value of the collateral securing the loans and have an adverse effect on the Company's financial condition.

Although most of the Company's construction and development loans are secured by real estate, the Company believes that, in the case of the majority of these loans, the real estate collateral by itself may not be a sufficient source for repayment of the loan if real estate values decline. If the Company is required to liquidate the collateral securing a construction and development loan to satisfy the debt, its earnings and capital may be adversely affected. A period of reduced real estate values may continue for some time, resulting in potential adverse effects on the Company's earnings and capital.

The Company's credit standards and its on-going credit assessment processes might not protect it from significant credit losses.

The Company assumes credit risk by virtue of making loans and extending loan commitments and letters of credit. The Company manages credit risk through a program of underwriting standards, the review of certain credit decisions and a continuous quality assessment process of credit already extended. The Company's exposure to credit risk is managed through the use of consistent underwriting standards that emphasize local lending while avoiding highly leveraged transactions as well as excessive industry and other concentrations. The Company's credit administration function employs risk management techniques to help ensure that problem loans are promptly identified. While these procedures are designed to provide the Company with the information needed to implement policy adjustments where necessary and to take appropriate corrective actions, there can be no assurance that such measures will be effective in avoiding undue credit risk.

Although the Company emphasizes local lending practices, the Company has purchased certain loans through third-party lending programs. These portfolios include commercial loans and carry risks associated with the borrower, changes in the economic environment, and the vendor themselves. The Company manages these risks through policies that require minimum credit scores and other underwriting requirements, robust analysis of actual performance versus expected performance, as well as ensuring compliance with the Company's vendor management program. While these policies are designed to manage the risks associated with these loans, there can be no assurance that such measures will be effective in avoiding undue credit losses.

Prepayments of loans and securities could materially impact earnings through a reduction in interest income and fees on loans and interest income on securities.

The Company assumes earnings risk from the potential prepayment of loans and securities purchased at premiums. The Company's loan portfolio includes commercial and industrial loans purchased at premiums through third-party lending programs as well as loans acquired through business combinations, which resulted in purchase premiums. Additionally, the Company purchases securities at premiums from time-to-time for its investment portfolio. Premiums on performing loans are amortized over the life of the loans and premiums on securities are amortized to the earlier of their call dates or maturity dates. Prepayments of the loans and securities would accelerate amortization expense of unamortized premiums and could result in a material decrease in earnings during future periods from a reduction of interest income and fees on loans or interest income on securities.

The Company's focus on lending to small to mid-sized community-based businesses may increase its credit risk.

Most of the Company's commercial business and commercial real estate loans are made to small business or middle market customers. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and have a heightened vulnerability to economic conditions. If general economic conditions in the market areas in which the Company operates negatively impact this important customer sector, the Company's results of operations and financial condition may be adversely affected. Moreover, a portion of these loans have been made by the Company in recent years and the borrowers may not have experienced a complete business or economic cycle. Any deterioration of the borrowers' businesses may hinder their ability to repay their loans with the Company, which could have a material adverse effect on the Company's financial condition and results of operations.

The Company relies upon independent appraisals to determine the value of the real estate which secures a significant portion of its loans, and the values indicated by such appraisals may not be realizable if the Company is forced to foreclose upon such loans.

A significant portion of the Company's loan portfolio consists of loans secured by real estate. The Company relies upon independent appraisers to estimate the value of such real estate. Appraisals are only estimates of value and the independent appraisers may make mistakes of fact or judgment that adversely affect the reliability of their appraisals. In addition, events occurring after the initial appraisal may cause the value of the real estate to increase or decrease. As a result of any of these factors, the real estate securing some of the Company's loans may be more or less valuable than anticipated at the time the loans were made. If a default occurs on a loan secured by real estate that is less valuable than originally estimated, the Company may not be able to recover the outstanding balance of the loan.

The Company depends on the accuracy and completeness of information about clients and counterparties, and its financial condition could be adversely affected if it relies on misleading information.

In deciding whether to extend credit or to enter into other transactions with clients and counterparties, the Company may rely on information furnished to it by or on behalf of clients and counterparties, including financial statements and other financial information, which the Company does not independently verify. The Company also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to clients, the Company may assume that a customer's audited financial statements conform to U.S. generally accepted accounting principles (GAAP) and present fairly, in all material respects, the financial condition, results of operations, and cash flows of the customer. The Company's financial condition and results of operations could be negatively impacted to the extent it relies on financial statements that do not comply with GAAP or are materially misleading.

Nonperforming assets take significant time to resolve and adversely affect the Company's results of operations and financial condition.

Nonperforming assets adversely affect the Company in various ways. The Company does not record interest income on nonaccrual loans, which adversely affects its income and increases loan administration costs. When the Company receives collateral through foreclosures and similar proceedings, it is required to mark the related loan to the then fair market value of the collateral less estimated selling costs, which may result in a loss. An increase in the level of nonperforming assets also increases the Company's risk profile, which may reduce the amount of liquidity available to the Company and require a higher level of capital in light of such risks. The Company utilizes various techniques such as workouts, restructurings, and loan sales to manage problem assets. Increases in or negative adjustments in the value of these problem assets, the underlying collateral, or in the borrowers' performance or financial condition, could adversely affect the Company's business, results of operations, and financial condition. In addition, the resolution of nonperforming assets requires significant commitments of time from management and staff, which can be detrimental to the performance of their other responsibilities, including origination of new loans. There can be no assurance that the Company will avoid increases in nonperforming assets in the future.

We are subject to environmental liability risk associated with our lending activities.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Environmental reviews of real property before initiating foreclosure actions may not be sufficient to detect all potential environmental hazards. Remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations.

Weakness in the secondary residential mortgage loan markets or demand for mortgage loans may adversely affect income.

Our mortgage department contributes to our noninterest income. We generate income from brokered mortgage loans and gains on sales of mortgage loans primarily from loans that we source and/or originate. Interest rates, housing inventory, housing demand, cash buyers, new mortgage lending regulations and other market conditions have a direct effect on loan originations across the industry. During 2023 and 2024, revenues from mortgage banking decreased significantly from historical levels, primarily due to lower mortgage volumes as market interest rates increased and the demand for mortgages declined. Loan production levels may continue to suffer if there is a sustained slowdown in the housing markets in which the Company conducts business or tightening credit conditions. Any sustained period of decreased activity caused by an economic downturn, fewer refinancing transactions, higher interest rates, housing price pressure, or loan underwriting restrictions would adversely affect the Company's mortgage originations and, consequently, noninterest income from its mortgage operations. In addition, our results of operations are affected by the amount of noninterest expenses (including for personnel and systems infrastructure) associated with mortgage banking activities. During periods of reduced loan demand, our results of operations may be adversely affected to the extent that we are unable to reduce expenses commensurate with the decline in mortgage loan origination activity.

The Company's wealth management revenue is directly impacted by the market value of assets under management, which could adversely impact Company profitability.

A significant portion of revenue from wealth management services is based on the market value of assets under management, which may decrease due to a variety of factors including an economic slowdown. Any sustained period of lower market values of assets under management would adversely affect the Company's wealth management revenue and, as a result, would also adversely affect the Company's results of operations.

Risks Related to our Industry

We are subject to interest rate risk and fluctuations in interest rates may negatively affect our results of operations and financial condition.

Our profitability depends in substantial part on our net interest margin, which is the difference between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits and borrowings divided by total interest-earning assets. Changes in interest rates will affect our net interest margin in diverse ways, including the pricing of loans and deposits, the levels of prepayments, and asset quality. We are unable to predict actual fluctuations of market interest rates because many factors influencing interest rates, including changes in economic conditions and monetary policies, which are beyond our control. We believe that our current interest rate exposure is manageable and does not indicate any significant exposure to interest rate changes. Although the Company does not believe it has significant exposure to changes in interest rates, it could experience pressure on the net interest margin due to intense competition for loans and deposits from both local and national financial institutions. In addition, the Company could experience net interest margin compression if it is unable to maintain its current level of loans outstanding by continuing to originate new loans or if it experiences a decrease in deposit balances, which would require the Company to seek funding from other sources at higher rates of interest.

In addition, changes in interest rates may negatively affect both the returns on and market value of our investment securities. As we experienced due to rising interest rates in 2023 and 2024, interest rate changes can reduce unrealized gains or increase unrealized losses in our portfolio and thereby negatively impact our accumulated other comprehensive income and equity levels. Further, such losses could be realized into earnings should liquidity and/or business strategy necessitate the sales of securities in a loss position. Additionally, actual investment income and cash flows from investment securities that carry prepayment risk, such as mortgage-backed securities and callable securities, may materially differ from those anticipated at the time of investment or subsequently as a result of changes in interest rates and market conditions. These occurrences could have a material adverse effect on our net interest income or our results of operations.

We rely substantially on deposits obtained from customers in our target markets to provide liquidity and support growth.

We require sufficient liquidity to fund asset growth, meet customer loan requests, customer deposit maturities and withdrawals, make payments on our debt obligations as they come due and other cash commitments. Our business strategy is based primarily on access to funding from local customer deposits. Deposit levels may be affected by a number of factors, including interest rates paid by competitors, general interest rate levels, returns available to customers on alternative investments, changes in the liquidity needs of our depositors and general economic conditions that affect savings levels and the amount of liquidity in the economy, including government stimulus efforts in response to economic crises. If market interest rates rise or our competitors raise the rates they pay on deposits, our funding costs may increase, either because we raise our rates to avoid losing deposits or because we lose deposits and must rely on more expensive sources of funding. Either of these factors could reduce our net interest margin and net interest income and could have a material adverse effect on our business, financial condition, results of operations and cash flows from operations.

Further, if local customer deposits are not sufficient to fund our normal operations and growth, we may rely on secondary sources of liquidity, such as brokered deposits, borrowings from the Federal Home Loan Bank of Atlanta (FHLB), federal funds lines of credit from correspondent banks, and borrowings from the Federal Reserve Discount Window; however, there can be no assurance that these arrangements will be available to us when needed on favorable terms, or at all, or that they will be sufficient to meet future liquidity needs. For example, our ability to access borrowings from the FHLB will be dependent upon whether and the extent to which we can provide collateral to secure FHLB borrowings, and our use of brokered deposits may be limited or discouraged by our banking regulators. We also may need to raise funds through the issuance of debt or equity securities, or the sale of investment securities or loans, as additional sources of liquidity. If we are unable to access funding sufficient to support our business operations and growth strategies or are unable to access such funding on attractive terms, we may not be able to implement our business strategies or satisfy our obligations.

Consumers may increasingly decide not to use banks to complete their financial transactions, which could have a material adverse impact on our financial condition and operations.

Technology and other changes are allowing parties to complete financial transactions through alternative methods that historically have involved banks. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds, general-purpose reloadable prepaid cards, or in other types of assets, including crypto currencies or other digital assets. Consumers can also complete transactions such as paying bills or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the loss of deposits as a lower cost source of funds could have a material adverse effect on our financial condition and results of operations.

Competition in our primary market area may limit asset growth and profitability.

We encounter strong competition from other financial institutions in our primary market area. In addition, established financial institutions not already operating in our primary market area may open branches at future dates. In the conduct of certain aspects of our business, we also compete with credit unions, mortgage banking companies, consumer finance companies, insurance companies, real estate companies, Fintech, and other institutions, some of which are not subject to the same degree of regulation or restrictions as are imposed upon us. Many of these competitors have substantially greater resources and lending limits than we have and offer services that we do not provide. In addition, many of these competitors have numerous branch offices located throughout their extended market areas that may provide them with a competitive advantage. Finally, these institutions may have differing pricing and underwriting standards, which may adversely affect our company through the loss of business or causing a misalignment in our risk-return relationship. No assurance can be given that such competition will not have an adverse impact on the financial condition and results of operations.

The carrying value of intangible assets, such as goodwill and core deposit intangibles, may be adversely affected.

When the Company completes an acquisition, intangibles, such as goodwill and core deposit intangibles, are recorded on the date of acquisition as an asset. Current accounting guidance requires an evaluation for impairment, and the Company performs such impairment analysis at least annually. A significant adverse change in expected future cash flows, sustained adverse change in the Company's common stock, or a decline in core deposit balances could require the asset to become impaired. If impaired, the Company would incur a charge to earnings that could have a significant impact on the results of operations.

There are risks resulting from the use of models in our business.

We rely on quantitative models to measure risks and to estimate certain financial values. Models may be used in such processes as determining the pricing of various products, grading loans and extending credit, measuring interest rate and other market risks, predicting or estimating losses, assessing capital adequacy and calculating economic and regulatory capital levels, as well as to estimate the value of financial instruments and balance sheet items. Poorly designed or implemented models present the risk that our business decisions based on information incorporating model output would be adversely affected due to the inadequacy of that information. Also, information we provide to the public or to our regulators based on poorly designed or implemented models could be inaccurate or misleading.

Risks Related to Operations and Technology

Combining the Company and Touchstone may be more difficult, costly or time consuming than we expect.

The success of the Company's acquisition of Touchstone, which closed on October 1, 2024, will depend, in part, on the Company's ability to realize the anticipated benefits and cost savings from combining the business of Touchstone into the business of the Company without material disruptions to the Company's business or other unintended consequences that could have a material adverse effect on the Company's results of operations or financial condition after the merger. Among other things, the combination of Touchstone's business into the Company's could result in the disruption of ongoing business, inconsistencies in standards, controls, procedures, and policies that affect adversely the Company's ability to maintain relationships with customers and employees or achieve the anticipated benefits of the merger. In addition, the success of the merger will depend on the Company's ability to retain the deposits and customers of Touchstone and the Bank, control the incremental increase in noninterest expense arising from the merger and retain and integrate the appropriate personnel of Touchstone into the operations of the Bank, and reduce overlapping bank personnel. If the Company is not able to achieve these objectives, the anticipated benefits and cost savings of the merger may not be realized fully, or at all, or may take longer to realize than expected, and the Company could experience an adverse effect on its revenues, expenses and operating results.

The Company's risk-management framework may not be effective in mitigating risk and loss.

The Company maintains an enterprise risk management program that is designed to identify, quantify, monitor, report, and control the risks that it faces. These risks include interest rate, credit, liquidity, operations, reputation, compliance, and litigation. While the Company assesses and improves this program on an ongoing basis, there can be no assurance that its approach and framework for risk management and related controls will effectively mitigate all risk and limit losses in its business. If conditions or circumstances arise that expose flaws or gaps in the Company's risk-management program, or if its controls break down, the Company's results of operations and financial condition may be adversely affected.

Security breaches and other disruptions could compromise our information and expose us to liability or result in the loss of money, which could damage our reputation and our business.

We rely on the secure processing, storage, and transmission of confidential and other information in our and our vendors' computer systems and networks. While we have policies and procedures designed to prevent or limit the effect of a possible security breach, our computer systems, software, and networks, including those of our vendors, may be vulnerable to unauthorized access, computer viruses, or other malicious code, and other events that could have a security impact. To date, the Company has not experienced a significant compromise, significant data loss or any material financial losses related to cybersecurity attacks, but the Company's systems and those of its customers and third-party service providers are under constant threat and it is possible that the Company could experience a significant event in the future. Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of internet banking, mobile banking and other technology-based products and services by the Company and its customers. If one or more such events occur, this potentially could jeopardize our customers' confidential and other information processed and stored in, and transmitted through, our computer systems and networks or those of our vendors, or otherwise cause interruptions or malfunctions in our or our customers' operations or result in the loss of money. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are either not insured against or not fully covered through any insurance maintained by us.

Security breaches in our internet banking activities could further expose us to possible liability, financial loss, and damage to our reputation. Any compromise of our security also could deter customers from using our internet banking services that involve the transmission of confidential information. We have implemented security systems to provide the security and authentication necessary to effect secure transmission of data. These precautions may not protect our systems from compromises or breaches of our security measures, which could result in damage to our reputation and our business.

The Company relies on other companies to provide key components of its business infrastructure.

Third parties provide key components of the Company's business operations such as data processing, recording and monitoring transactions, online banking interfaces and services, internet connections, and network access. While the Company has selected these third-party vendors carefully, it does not control their actions. Any problem caused by these third parties, including poor performance of services, failure to provide services, disruptions in communication services provided by a vendor and failure to handle current or higher volumes, could adversely affect the Company's ability to deliver products and services to its customers and otherwise conduct its business, and may harm its reputation. Financial or operational difficulties of a third-party vendor could also hurt the Company's operations if those difficulties affect the vendor's ability to serve the Company. Replacing these third-party vendors could also create significant delay and expense. Accordingly, use of such third parties creates an unavoidable inherent risk to the Company's business operations.

Our business is technology dependent, and an inability to successfully implement technological improvements may adversely affect our ability to be competitive and our results of operations and financial condition.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products, systems and services, which may require substantial initial investment to be implemented, including the cost of modifying or adapting existing products, systems and services. The Company invests in new technology to enhance customer service, and to increase efficiency and reduce operating costs. Our future success will depend in part upon our ability to create synergies in our operations through the use of technology and to facilitate the ability of customers to engage in financial transactions in a manner that enhances the customer experience. We cannot give any assurance that technological improvements will increase operational efficiency or that we will be able to effectively implement new technology-driven products, systems and services or be successful in marketing new products and services to our customers. A failure to maintain or enhance a competitive position with respect to technology, whether because of a failure to anticipate customer expectations, substantially fewer resources to invest in technological improvements than larger competitors, or because our technological developments fail to perform as desired or are not implemented in a timely manner, could result in higher operating costs, decreased customer satisfaction, and lower market share. An inability to effectively implement new technology and realize operational efficiencies could result in the loss of initial investments in such projects and higher operating costs. Either of these outcomes could have a material adverse impact on our financial condition and results of operations.

Loss of any of our key personnel could disrupt our operations and result in reduced revenues or increased expenses.

We are a relationship-driven organization. A key aspect of our business strategy is for our senior officers to have primary contact with our customers. Our growth and development to date have been, in large part, a result of these personalized relationships with our customer base.

Our senior officers have considerable experience in the banking industry and related financial services and are extremely valuable and would be difficult to replace. The loss of the services of these officers could have a material adverse effect upon future prospects. Although we believe the Company has excellent employee relations and provides competitive compensation to its senior officers, we cannot offer any assurance that they and other key employees will remain employed by us. The unexpected loss of services of one or more of these key employees could have a material adverse effect on operations and possibly result in reduced revenues or increased expenses.

The success of our business strategies depends on our ability to identify and recruit individuals with experience and relationships in our primary markets.

The successful implementation of our business strategy will require us to continue to attract, hire, motivate and retain skilled personnel to develop new customer relationships as well as new financial products and services. The market for qualified management personnel is competitive, which has contributed to salary and employee benefit costs that have risen and are expected to continue to rise, which may have an adverse effect on the Company's net income. In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out our strategy is often lengthy, and we may not be able to effectively integrate these individuals into our operations. Our inability to identify, recruit and retain talented personnel to manage our operations effectively and in a timely manner could limit our growth, which could materially adversely affect our business.

Difficulties in combining the operations of new or acquired bank branches, loan production offices or entities with the Company's own operations may prevent the Company from achieving the expected benefits from acquisitions.

The Company may not be able to achieve fully the strategic objectives and operating efficiencies expected in opening a new branch or loan production office (LPO) or through an acquisition. Inherent uncertainties exist in integrating the operations of a new or acquired entity or acquired branches or LPO's. In addition, the markets and industries in which the Company and its potential new office locations or acquisition targets operate may be highly competitive. The Company may lose customers or the customers of acquired entities as a result of an acquisition; the Company may lose key personnel, either from the acquired entity or from itself; and the Company may not be able to control the incremental increase in noninterest expense arising from a new office location or acquisition in a manner that improves its overall operating efficiencies. These factors could contribute to the Company's not achieving the expected benefits from its new branch or LPO locations or acquisitions within desired time frames, or at all. Future business acquisitions could be material to the Company, and it may issue additional shares of common stock to support those acquisitions, which would dilute current shareholders' ownership interests. Acquisitions could also require the Company to use substantial cash or other liquid assets or to incur debt; the Company could therefore become more susceptible to economic downturns and competitive pressures.

The inability of the Company to successfully manage its growth or implement its growth strategy may adversely affect the Company's results of operations and financial conditions.

The Company may not be able to successfully implement its growth strategy if it is unable to expand market share in existing locations, identify attractive markets, locations, or opportunities to expand in the future. In addition, the ability to manage growth successfully depends on whether the Company can maintain adequate capital levels, maintain cost controls, effectively manage asset quality, and successfully integrate any expanded business divisions or acquired businesses into the organization.

As the Company continues to implement its growth strategy by opening new branches or acquiring branches or banks, it expects to incur increased personnel, occupancy, and other operating expenses. In the case of new branches, the Company must absorb those higher expenses while it begins to generate new deposits. In the case of acquired branches, the Company must absorb higher expenses while it begins deploying the newly assumed deposit liabilities. With either new branches opened, or branches acquired, there would be a time lag involved in deploying new deposits into attractively priced loans and other higher yielding earning assets. Thus, the Company's plans to expand could depress earnings in the short run, even if it efficiently executes a branching strategy leading to long-term financial benefits.

Failure to maintain effective systems of internal and disclosure controls could have a material adverse effect on the Company's results of operation and financial condition.

Effective internal and disclosure controls are necessary for the Company to provide reliable financial reports and effectively prevent fraud, and to operate successfully as a public company. If the Company cannot provide reliable financial reports or prevent fraud, its reputation and operating results would be harmed. As part of the Company's ongoing monitoring of internal controls, it may discover material weaknesses or significant deficiencies in its internal controls that require remediation. A "material weakness" is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis.

The Company continually works on improving its internal controls. However, the Company cannot be certain that these measures will ensure that it implements and maintains adequate controls over its financial processes and reporting. Any failure to maintain effective controls or to timely implement any necessary improvement of the Company's internal and disclosure controls could, among other things, result in losses from fraud or error, harm the Company's reputation, or cause investors to lose confidence in the Company's reported financial information, all of which could have a material adverse effect on the Company's results of operation and financial condition.

The Company or any of its subsidiaries is a defendant from time to time in a variety of litigation and other actions.

The Company or any of its subsidiaries may be involved from time to time in a variety of litigation arising out of its business, and the Company operates in a legal and regulatory environment that exposes it to potential significant litigation risk. The Company's insurance may not cover all claims that may be asserted against it in legal or administrative actions or costs that it may incur defending such actions, and any claims asserted against it, regardless of merit or eventual outcome, may harm the Company's reputation. Should the ultimate judgments or settlements and/or costs incurred in any litigation exceed any applicable insurance coverage, they could have a material adverse effect on the Company's financial condition and results of operation for any period.

The Company is subject to claims and litigation pertaining to fiduciary responsibility.

From time to time, customers make claims and take legal action pertaining to the performance of the Company's fiduciary responsibilities. Whether customer claims and legal action related to the performance of the Company's fiduciary responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to the Company, they may result in significant financial liability and/or adversely affect the market perception of the Company and its products and services, as well as impact customer demand for those products and services. Any financial liability or reputation damage could have a material adverse effect on the Company's business, which, in turn, could have a material adverse effect on the Company's financial condition and results of operations.

The soundness of other financial institutions could adversely affect the Company.

The Company's ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by the Company or by other institutions. Many of these transactions expose the Company to credit risk in the event of default of its counterparty or client. There is no assurance that any such losses would not materially and adversely affect the Company's results of operations.

In addition, financial challenges at other banking institutions could lead to depositor concerns that spread within the banking industry. In March 2023, Silicon Valley Bank and Signature Bank experienced large deposit outflows coupled with insufficient liquidity to meet withdrawal demands, resulting in the institutions being placed into FDIC receiverships. In the aftermath, there was substantial market disruption and concern that diminished depositor confidence could spread across the banking industry, leading to deposit outflows that could destabilize other institutions. While public confidence in the banking system has stabilized, deposit outflows caused by reputational concerns or events affecting the banking industry generally could adversely affect the Company's liquidity, financial condition, and results of operations.

The operational functions of business counterparties over which the Company may have limited, or no control may experience disruptions that could adversely impact the Company.

Every year, retailers and service providers are the target of data systems incursions which result in the thefts of credit and debit card information, online account information, and other financial data of their customers and users. These incursions affect cards issued and deposit accounts maintained by many banks, including the Company. Although our systems are not breached in such incursions, these events can cause the Company to reissue a significant number of cards and take other costly steps to avoid significant theft loss to the Company and its customers. In some cases, the Company may be required to reimburse customers for the losses they incur. Other possible points of intrusion or disruption not within the Company's control include internet service providers, electronic mail portal providers, social media portals, distant-server ("cloud") service providers, electronic data security providers, telecommunications companies, and smart phone manufacturers.

Severe weather, pandemics, natural disasters, acts of war or terrorism, and other external events could significantly impact our business.

Severe weather, pandemics, natural disasters, and other environmental risks, acts of war or terrorism, and other adverse external events could have a significant impact on our ability to conduct business. In addition, such events could affect the stability of our deposit base, cause economic or market uncertainty, negatively impact consumer confidence, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue, and/or cause us to incur additional expenses. The occurrence of any such event in the future could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Risks Related to the Regulation of the Company

Compliance with laws, regulations and supervisory guidance, both new and existing, may adversely affect our business, financial condition and results of operations.

We are subject to numerous laws, regulations and supervision from both federal and state agencies. Failure to comply with these laws and regulations could result in financial, structural and operational penalties, including receivership. In addition, establishing systems and processes to achieve compliance with these laws and regulations may increase our costs and/or limit our ability to pursue certain business opportunities.

Laws and regulations, and any interpretations and applications with respect thereto, generally are intended to benefit consumers, borrowers and depositors, but not stockholders. The legislative and regulatory environment is beyond our control, may change rapidly and unpredictably and may negatively influence our revenues, costs, earnings, and capital levels. Our success depends on our ability to maintain compliance with both existing and new laws and regulations.

We expect that financial institutions will remain heavily regulated in the near future and that additional laws or regulations may be adopted further regulating specific banking practices. Future legislation, regulation and government policy could affect the banking industry as a whole, including the Company's business and results of operations, in ways that are difficult to predict. In addition, the Company's results of operations could be adversely affected by changes in the way in which existing statutes and regulations are interpreted or applied by courts and government agencies.

Our earnings are significantly affected by the fiscal and monetary policies of the federal government and its agencies.

The policies of the Federal Reserve affect us significantly. The Federal Reserve regulates the supply of money and credit in the United States. Its policies directly and indirectly influence the rate of interest earned on loans and paid on borrowings and interest-bearing deposits and can also affect the value of financial instruments we hold. Those policies determine to a significant extent our cost of funds for lending and investing. Changes in those policies are beyond our control and are difficult to predict. Federal Reserve policies can also affect our borrowers, potentially increasing the risk that they may fail to repay their loans. For example, a tightening of the money supply by the Federal Reserve could reduce the demand for a borrower's products and services. This could adversely affect the borrower's earnings and ability to repay a loan, which could have a material adverse effect on our financial condition and results of operations.

The Company is subject to stringent capital and liquidity requirements as a result of the Basel III regulatory capital reforms and the Dodd-Frank Act, which could adversely affect our results of operations and future growth.

The Company is subject to capital adequacy guidelines and other regulatory requirements specifying minimum amounts and types of capital which each must maintain. From time to time, regulators implement changes to these regulatory capital adequacy guidelines. Under the Dodd-Frank Act, the federal banking agencies have established stricter capital requirements and leverage limits for banking organizations, such as the Bank, that are based on the Basel III regulatory capital reforms. These stricter capital requirements were fully implemented on January 1, 2019. While the Economic Growth Act and recent federal banking regulations established a simplified leverage capital framework for smaller banks, these more stringent capital requirements could, among other things, result in lower returns on equity, require the raising of additional capital and adversely affect future growth opportunities. In addition, if the Company fails to meet these minimum capital guidelines and/or other regulatory requirements, the Company's financial condition could be materially and adversely affected.

Legislative or regulatory changes or actions, or significant litigation, could adversely affect the Company or the businesses in which the Company is engaged.

The Company is subject to extensive state and federal regulation, supervision, and legislation that govern almost all aspects of its operations. Laws and regulations change from time to time and are primarily intended for the protection of consumers, depositors, and the FDIC's DIF. The impact of any changes to laws and regulations or other actions by regulatory agencies may negatively affect the Company or its ability to increase the value of its business. Such changes could include higher capital requirements, and increased insurance premiums, increased compliance costs, reductions of noninterest income, and limitations on services that can be provided. Actions by regulatory agencies or significant litigation against the Company could cause it to devote significant time and resources to defend itself and may lead to liability or penalties that materially affect the Company and its shareholders. Future changes in the laws or regulations or their interpretations or enforcement could be materially adverse to the Company and its shareholders.

The Company expects that the Trump administration will seek to implement a regulatory agenda that is significantly different than that of the Biden administration, impacting the rulemaking, supervision, examination, and enforcement priorities of the federal banking agencies. At this time, it is unclear what laws, regulations, and policies may change and whether future changes or uncertainty surrounding future changes will adversely affect the Company's operating environment and therefore its business, financial condition, and results of operations.

See the section of this report entitled "Supervision and Regulation" for additional information on the statutory and regulatory issues that affect the Company's business.

Changes in accounting standards could impact reported earnings and capital.

The authorities that promulgate accounting standards, including the Financial Accounting Standards Board (the FASB), the SEC, and other regulatory authorities, periodically change the financial accounting and reporting standards that govern the preparation of the Company's consolidated financial statements. These changes are difficult to predict and can materially impact how the Company records and reports its financial condition and results of operations. In some cases, the Company could be required to apply a new or revised standard retroactively, resulting in the restatement of financial statements for prior periods. Such changes could also impact the capital levels of the Company and the Bank or require the Company to incur additional personnel or technology costs. For more information regarding recent accounting pronouncements and their effects on the Company, see "Recent Accounting Pronouncements" in Note 1 of the consolidated financial included in Item 8 of this Form 10-K.

Changes in tax rates applicable to the Company may cause impairment of deferred tax assets.

The Company determines deferred income taxes using the balance sheet method. Under this method, each asset and liability are examined to determine the difference between its book basis and its tax basis. The difference between the book basis and the tax basis of each asset and liability is multiplied by the Company's marginal tax rate to determine the net deferred tax asset or liability. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods.

The marginal tax rate applicable to the Company, as with all entities subject to federal income tax, is based on the Company's taxable income. If the Company's taxable income declines such that the Company's marginal tax rate declines, the change in deferred income tax assets and liabilities would result in an expense during the period that a lower marginal tax rate occurs. If changes in tax rates and laws are enacted, the Company will recognize the changes in the period in which they occur. Changes in tax rates and laws could impair the Company's deferred tax assets and result in an expense associated with the change in deferred tax assets and liabilities.

Increasing scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to environmental, social and governance (ESG) practices may impose additional costs on the Company or expose it to new or additional risks.

Companies are facing increasing scrutiny from customers, regulators, investors, and other stakeholders related to ESG practices and disclosures, especially as they relate to climate risk, hiring practices, the diversity of the work force, racial and social justice issues, support for local communities, and corporate governance and transparency. New rules and regulations also could result in new or more stringent forms of ESG oversight and reporting, diligence, and disclosure. Complying with ESG-related rules, regulations and/or stakeholder expectations could result in increases to the Company's overall operational costs and increased management time and attention. Further, failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards or to act responsibly in these areas could negatively impact the Company's reputation, ability to do business with certain partners, and stock price. Conversely, if efforts around diversity and inclusion and other ESG-related areas are perceived as too ambitious, the Company may be subject to investigations, litigation and other proceedings and its reputation may be damaged. Adverse incidents could impact the value of the Company's brand, the cost of its operations and/or relationships with customers, investors or employees, any of which could adversely affect its business and results.

Climate change and related legislative and regulatory initiatives may result in operational changes and expenditures that could significantly impact the Company's business.

The current and anticipated effects of climate change are creating an increasing level of concern for the state of the global environment. As a result, political and social attention to the issue of climate change has increased. Federal and state legislatures and regulatory agencies have continued to propose and advance numerous legislative and regulatory initiatives seeking to mitigate the effects of climate change. The federal banking agencies have emphasized that climate-related risks are faced by banking organizations of all types and sizes and are in the process of enhancing supervisory expectations regarding banks' risk management practices. In December 2021, the Office of the Comptroller of the Currency (OCC) published proposed principles for climate risk management by banking organizations with more than $100 billion in assets. The OCC also has appointed its first ever Climate Change Risk Officer and established an internal climate risk implementation committee in order to assist with these initiatives and to support the agency's efforts to enhance its supervision of climate change risk management. Similar and even more expansive initiatives are expected, including potentially increasing supervisory expectations with respect to banks' risk management practices, accounting for the effects of climate change in stress testing scenarios and systemic risk assessments, revising expectations for credit portfolio concentrations based on climate-related factors and encouraging investment by banks in climate-related initiatives and lending to communities disproportionately impacted by the effects of climate change. To the extent that these initiatives lead to the promulgation of new regulations or supervisory guidance applicable to the Company, the Company would likely experience increased compliance costs and other compliance-related risks.

The lack of empirical data surrounding the credit and other financial risks posed by climate change render it impossible to predict how specifically climate change may impact the Company's financial condition and results of operations; however, the physical effects of climate change may also directly impact the Company. Specifically, unpredictable and more frequent weather disasters may adversely impact the value of real property securing the loans in the Bank's loan portfolio. Additionally, if insurance obtained by borrowers is insufficient to cover any losses sustained to the collateral, or if insurance coverage is otherwise unavailable to borrowers, the collateral securing loans may be negatively impacted by climate change, which could impact the Company's financial condition and results of operations. Further, the effects of climate change may negatively impact regional and local economic activity, which could lead to an adverse effect on customers and impact the communities in which the Company operates. Overall, climate change, its effects and the resulting, unknown impact could have a material adverse effect on the Company's financial condition and results of operations.

Risks Related to The Company's Securities

The Company relies on dividends from its subsidiaries for substantially all of its revenue.

The Company is a bank holding company that conducts substantially all of its operations through the Bank. As a result, the Company relies on dividends from the Bank for substantially all of its revenues. There are various regulatory restrictions on the ability of the Bank to pay dividends or make other payments to the Company. Also, the Company's right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors. In the event the Bank is unable to pay dividends to the Company, the Company may not be able to service debt, pay obligations, or pay a cash dividend to the holders of its common stock and the Company's business, financial condition, and results of operations may be materially adversely affected. Further, although the Company has historically paid a cash dividend to the holders of its common stock, holders of the common stock are not entitled to receive dividends, and regulatory or economic factors may cause the Company's Board of Directors to consider, among other things, the reduction of dividends paid on the Company's common stock even if the Bank continues to pay dividends to the Company.

Future issuances of the Company's common stock could adversely affect the market price of the common stock and could be dilutive.

The Company is not restricted from issuing additional authorized shares of common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, shares of common stock. Issuances of a substantial number of shares of common stock, or the expectation that such issuances might occur, including in connection with acquisitions by the

Company, could materially adversely affect the market price of the shares of common stock and could be dilutive to shareholders. Because the Company's decision to issue common stock in the future will depend on market conditions and other factors, it cannot predict or estimate the amount, timing, or nature of possible future issuances of its common stock. Accordingly, the Company's shareholders bear the risk that future issuances will reduce the market price of the common stock and dilute their stock holdings in the Company.

Current economic conditions or other factors may cause volatility in the Company's common stock value.

The value of publicly traded stocks in the financial services sector can be volatile. The value of the Company's common stock can also be affected by a variety of factors such as expected results of operations, actual results of operations, actions taken by shareholders, news or expectations based on the performance of others in the financial services industry and expected impacts of a changing regulatory environment. These factors not only impact the value of the Company's common stock but could also affect the liquidity of the stock given the Company's size, geographical footprint, and industry.

Future sales of our common stock by shareholders or the perception that those sales could occur may cause our common stock price to decline.

Although our common stock is listed for trading on NASDAQ Capital Market stock exchange, the trading volume in our common stock may be lower than that of other larger financial institutions. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of the common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the potential for lower relative trading volume in our common stock, significant sales of the common stock in the public market, or the perception that those sales may occur, could cause the trading price of our common stock to decline or to be lower than it otherwise might be in the absence of these sales or perceptions.

The Company's subordinated debt and junior subordinated debt are superior to its common stock, which may limit its ability to pay dividends on common stock in the future.

The Company's ability to pay dividends on common stock is also limited by contractual restrictions under its subordinated debt and junior subordinated debt. Interest must be paid on the subordinated debt and junior subordinated debt before dividends may be paid to common shareholders. The Company is current in its interest payments on subordinated debt and junior subordinated debt; however, it has the right to defer distributions on its junior subordinated debt, during which time no dividends may be paid on its common stock. If the Company does not have sufficient earnings in the future and begins to defer distributions on the junior subordinated debt, it will be unable to pay dividends on its common stock until it becomes current on those distributions.

The Company's governing documents and Virginia law contain anti-takeover provisions that could negatively affect its shareholders.

The Company's Articles of Incorporation and the Virginia Stock Corporation Act contain certain provisions designed to enhance the ability of the Board of Directors to deal with attempts to acquire control of the Company. These provisions and the ability to set the voting rights, preferences, and other terms of any series of outstanding preferred stock and preferred stock that may be issued, may be deemed to have an anti-takeover effect and may discourage takeovers (which certain shareholders may deem to be in their best interest). To the extent that such takeover attempts are discouraged, temporary fluctuations in the market price of the Company's common stock resulting from actual or rumored takeover attempts may be inhibited. These provisions also could discourage or make more difficult a merger, tender offer, or proxy contest, even though such transactions may be favorable to the interests of shareholders and could potentially adversely affect the market price of the Company's common stock.

Item 1B.   **Unresolved Staff Comments**

Not applicable.

Item 1C.   Cybersecurity

Risk Management and Strategy

The Company's risk management program is designed to identify, assess, and mitigate risks across various aspects of our Company, including financial, operational, regulatory, reputational, and legal. Cybersecurity is a critical component of this program, given the increasing reliance on technology and potential of cyber threats. The Chief Risk Officer is primarily responsible for this cybersecurity component and is a key member of the risk management organization, reporting directly to the Chief Executive Officer and, as discussed below, periodically to the Audit Committee of the Board of Directors.

The objective for managing cybersecurity risk is to avoid or minimize the impacts of external threat events or other efforts to penetrate, disrupt or misuse our systems or information. The structure of our information security program is designed around the National Institute of Standards and Technology (NIST) Cybersecurity Framework, regulatory guidance, and other industry standards. In addition, we leverage certain industry and government associations, third-party benchmarking, audits, and threat intelligence feeds to facilitate and promote program effectiveness. The Chief Risk Officer, along with key members of the information security team, regularly collaborates with peer banks, industry groups, and policymakers to discuss cybersecurity trends and issues and identify best practices. The information security program is periodically reviewed by such personnel with the goal of addressing changing threats and conditions.

The Company employs an in-depth, layered, defensive strategy that embraces a "trust by design" philosophy when designing new products, services, and technology. We leverage people, processes, and technology as part of our efforts to manage and maintain cybersecurity controls. We also employ a variety of preventative and detective tools designed to monitor, block, and provide alerts regarding suspicious activity, as well as to report on suspected advanced persistent threats. We have established processes and systems designed to mitigate cyber risk, including regular and on-going education and training for employees, preparedness simulations and tabletop exercises, and recovery and resilience tests. We engage in regular assessments of our infrastructure, software systems, and network architecture, using internal cybersecurity experts and third-party specialists. We also maintain a third-party risk management program designed to identify, assess, and manage risks, including cybersecurity risks, associated with external service providers and our supply chain. We also actively monitor our email gateways for malicious phishing email campaigns and monitor remote connections as a significant portion of our workforce has the option to work remotely. We leverage internal and external auditors and independent external partners to periodically review our processes, systems, and controls, including with respect to our information security program, to assess their design and operating effectiveness and make recommendations to strengthen our risk management program.

We maintain an Incident Response Plan that provides a documented framework for responding to actual or potential cybersecurity incidents, including timely notification of and escalation to the appropriate Board-approved management committees, as discussed further below, and to the Audit Committee of our Board of Directors. The Incident Response Plan is coordinated through the Information Security Officer and key members of management are embedded into the Incident Response Plan by its design. The Incident Response Plan facilitates coordination across multiple parts of our organization and is evaluated at least annually.

Notwithstanding these defensive measures and processes, the threat posed by cyber-attacks is severe. Internal systems, processes, and controls are designed to mitigate loss from cyber-attacks and, while we have experienced cybersecurity incidents in the past, to date, risks from cybersecurity threats have not materially affected our company. For further discussion of risks from cybersecurity threats, see the section captioned "Risks Related to Operations and Technology" in Item 1A. Risk Factors.

Governance

The Chief Risk Officer is accountable for managing our enterprise information security department and delivering our information security program. The responsibilities of this department include cybersecurity risk assessment, defense operations, incident response, vulnerability assessment, threat intelligence, identity access governance, third-party risk management, and business resilience. The foregoing responsibilities are covered on a day-to-day basis by a first line of defense function, and our second line of defense function, including the Information Security Officer, provides guidance, oversight, monitoring and challenge of the first line's activities. The second line of defense function is separated from the first line of defense function through organizational structure and ultimately reports directly to the Chief Risk Officer. The department, as a whole, consists of information security professionals with varying degrees of education and experience. Individuals within the department are generally subject to professional education and certification requirements. In particular, our Chief Risk Officer has substantial relevant expertise and formal training in the areas of information security and cybersecurity risk management.

The Audit Committee of our Board of Directors is responsible for overseeing our information security and technology governance programs, including management's actions to identify, assess, mitigate, and remediate or prevent material cybersecurity issues and risks. Our Chief Risk Officer provides quarterly reports to the Audit Committee of our Board of Directors regarding the information security program and the technology program, key enterprise cybersecurity initiatives, and other matters relating to cybersecurity processes. The Audit Committee of our Board of Directors reviews and approves our information security and technology policies annually. Additionally, the Audit Committee of our Board of Directors reviews our cyber security risk profile on a quarterly basis. The Audit Committee of our Board of Directors provides a report of their activities to the full Board of Directors at each board meeting.

Item 2.   Properties

The Company, through its primary operating subsidiary, First Bank, owns or leases buildings that are used in the normal course of business. The Company's headquarters is located at 112 West King Street, Strasburg, Virginia. The Bank owns or leases various other offices in the counties and cities in which it operates. At December 31, 2024, the Bank operated 33 branches throughout the Shenandoah Valley, south-central regions of Virginia, the Richmond and Roanoke market areas, and northern North Carolina. The Bank also operates three loan production offices and two customer service centers in retirement communities. The Company's operations center is in Strasburg, Virginia. All of the Company's properties are in good operating condition and are adequate for the Company's present and future needs. See Note 1, "Nature of Banking Activities and Significant Accounting Policies," Note 7, "Premises and Equipment," and Note 18, "Lease Commitments," in the "Notes to Consolidated Financial Statements" contained in Item 8 of this Form 10-K for information with respect to the amounts at which Bank premises and equipment are carried and commitments under long-term leases.

Item 3.   Legal Proceedings

There are no material pending legal proceedings to which the Company is a party or to which the property of the Company is subject.

Item 4.   Mine Safety Disclosures

None.

Part II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information and Holders

Shares of the common stock of the Company are traded on the Nasdaq Capital Market stock exchange under the symbol "FXNC." As of March 21, 2025 the Company had 1,406 shareholders of record and approximately 1,600 beneficial owners of shares of common stock.

Dividend Policy

A discussion of certain limitations on the ability of the Bank to pay dividends to the Company and the ability of the Company to pay dividends on its common stock, is set forth in Part I., Item 1—Business, of this Form 10-K under the headings "Supervision and Regulation - Limits on Dividends and Other Payments" and Item 1A—Risk Factors, "The Company's subordinated debt and junior subordinated debt are superior to its common stock, which may limit the Company's ability to pay dividends on common stock in the future."

The Company's future dividend policy is subject to the discretion of its Board of Directors and will depend upon a number of factors, including future earnings, financial condition, liquidity and capital requirements of both the Company and the Bank, applicable governmental regulations and policies and other factors deemed relevant by the Board of Directors.

Issuer Purchases of Equity Securities

There was no authorized repurchase plan and related repurchase of common stock during 2024.

Item 6.   [Reserved]

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operation

The following discussion and analysis of the financial condition and results of operations of the Company for the years ended December 31, 2024 and 2023 should be read in conjunction with the consolidated financial statements and related notes to the consolidated financial statements included in Item 8 of this Form 10-K.

Critical Accounting Policies

<u>General</u>

The Company's consolidated financial statements and related notes are prepared in accordance with GAAP. The financial information contained within the statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset, or relieving a liability. The Bank uses historical losses as one factor in determining the inherent loss that may be present in the loan portfolio. Actual losses could differ significantly from the historical factors used. In addition, GAAP itself may change from one previously acceptable method to another. Although the economics of transactions would be the same, the timing of events that would impact transactions could change.

Presented below is a discussion of those accounting policies that management believes are the most important (Critical Accounting Policies) to the portrayal and understanding of the Company's financial condition and results of operations. The Critical Accounting Policies require management's most difficult, subjective, and complex judgments about matters that are inherently uncertain. In the event that different assumptions or conditions were to prevail, and depending upon the severity of such changes, the possibility of materially different financial condition or results of operations is a reasonable likelihood.

<u>Allowance for Credit Losses on Loans</u>

The allowance for credit losses on loans (ACLL) is established as losses are estimated to have occurred through a provision for credit losses charged to earnings. Loan losses are charged against the allowance when management determines that the loan balance is uncollectible. Subsequent recoveries, if any, are credited to the allowance. For further information about the Company's loans and the ACLL, see Notes 1, 4, and 5 to the Consolidated Financial Statements included in this Form 10-K.

The ACLL is evaluated on a quarterly basis by management and is based on a discounted cash flow model to estimate its current expected credit losses. For the purposes of calculating its quantitative reserves, the Company has segmented its loan portfolio based on loans which share similar risk characteristics. Within the quantitative portion of the calculation, the Company utilizes at least one or a combination of loss drivers, which may include unemployment rates, home price indices, and/or gross domestic product (GDP), to adjust its loss rates over a reasonable and supportable forecast period of one year. A straight-line reversion technique is used for the following eight quarters, at which time the Company reverts to historical averages. To further adjust the allowance for credit losses for expected losses not already included within the quantitative component of the calculation, the Company may consider qualitative factors, including but not limited to: variability in the economic forecast, changes in volume and severity of adversity classified loans, changes in concentrations of credit, changes in the nature and volume of the loan segments, factors related to credit administration, and other idiosyncratic risks not embedded in the data used in the model. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The Company performs regular credit reviews of the loan portfolio to review credit quality and adherence to underwriting standards. The credit reviews consist of reviews by its internal credit administration department and reviews performed by an independent third party. Upon origination, each loan is assigned a risk rating ranging from one to nine, with loans closer to one having less risk. This risk rating scale is the Company's primary credit quality indicator. The Company has various committees that review and ensure that the allowance for credit losses methodology is in accordance with GAAP and loss factors used appropriately reflect the risk characteristics of the loan portfolio.

The allowance for loan credit losses represents an amount which, in management's judgement, is adequate to absorb the lifetime expected losses that may be sustained on outstanding loans at the balance sheet date based on the evaluation of the size and current risk characteristics of the loan portfolio, past events, current conditions, reasonable and supportable forecasts of future economic conditions, and prepayment experience. The allowance for loan credit losses is measured and recorded upon the initial recognition of a financial asset. The allowance for loan credit losses is reduced by charge-offs, net of recoveries of previous losses, and is increased or decreased by a provision for (or recovery of) credit losses, which is recorded in the Consolidated Statement of Income. The evaluation also considers the following risk characteristics of each loan portfolio class:

- 1-4 family residential mortgage loans carry risks associated with the continued creditworthiness of the borrower and changes in the value of the collateral.

- Real estate construction and land development loans carry risks that the project may not be finished according to schedule, the project may not be finished according to budget, and the value of the collateral may, at any point in time, be less than the principal amount of the loan. Construction loans also bear the risk that the general contractor, who may or may not be a loan customer, may be unable to finish the construction project as planned because of financial pressure or other factors unrelated to the project.

- Commercial and industrial loans carry risks associated with the successful operation of a business because repayment of these loans may be dependent upon the profitability and cash flows of the business. In addition, there is risk associated with the value of collateral other than real estate which may depreciate over time and cannot be appraised with as much reliability.

- Consumer and other loans carry risk associated with the continued creditworthiness of the borrower and the value of the collateral, if any. Consumer loans are typically either unsecured or secured by rapidly depreciating assets such as automobiles. These loans are also likely to be immediately and adversely affected by job loss, divorce, illness, personal bankruptcy, or other changes in circumstances. Other loans included in this category include loans to states and political subdivisions.

The ACLL consists of loans individually evaluated and loans collectively evaluated. Loans that do not share risk characteristics are evaluated on an individual basis. The Company designates individually evaluated loans on nonaccrual status as collateral dependent loans, as well as other loans that management of the Company designates as having higher risk and loans for which the repayment is expected to be provided substantially through the operation or sale of the collateral. These loans do not share common risk characteristics and are not included within the collectively evaluated loans for determining the allowance for credit losses. Under CECL, for collateral dependent loans, the Company has adopted the practical expedient to measure the allowance for credit losses based on the fair value of collateral. The allowance for credit losses is calculated on an individual loan basis based on the shortfall between the fair value of the loan's collateral, which is adjusted for liquidation costs/discounts, and amortized cost. If the fair value of the collateral exceeds the amortized cost, no allowance is required. For further information regarding the ACLL, see Notes 1 and 5 to the Consolidated Financial Statements included in this Form 10-K.

The Company estimates expected credit losses on held-to-maturity securities on an individual basis based on a Probability of Default/Loss Given Default (PD/LGD) methodology primarily using security-level credit ratings. The primary indicators of credit quality for the Company's held-to-maturity portfolio are security type and credit ratings, which are influenced by a number of factors including obligor cash flow, geography, seniority, among other factors. The Company's held-to-maturity securities with credit risk are municipal bonds and corporate debt securities. All other held-to-maturity securities are covered by the explicit or implied guarantee of the United States government or one if its agencies.

Changes in the allowance for credit loss are recorded as provision for (or recovery of) credit losses in the Consolidated Statements of Income. The Company recorded an allowance for credit losses on held-to-maturity securities of $132 thousand upon adoption of ASC 326.

Management evaluates all available-for-sale securities in an unrealized loss position on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. If the Company has the intent to sell the security or it is more likely than not that the Company will be required to sell the security, the security is written down to fair value and the entire loss is recorded in earnings.

If either of the above criteria is not met, the Company evaluates whether the decline in fair value is the result of credit losses or other factors. In making the assessment, the Company may consider various factors including the extent to which fair value is less than amortized cost, downgrades in the ratings of the security by a rating agency, the failure of the issuer to make scheduled interest or principal payments and adverse conditions specific to the security. If the assessment indicates that a credit loss exists, the present value of cash flows expected to be collected are compared to the amortized cost basis of the security and any deficiency is recorded as an allowance for credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any amount of unrealized loss that has not been recorded through an allowance for credit loss is recognized in other comprehensive income.

Changes in the allowance for credit loss are recorded as a provision for (or recovery of) credit losses in the Consolidated Statements of Income. Losses are charged against the allowance for credit loss when management believes an available-for-sale security is confirmed to be uncollectible or when either of the criteria regarding intent or requirement to sell is met.

Financial Instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit issued to meet customer financing needs. The Company's exposure to credit losses in the event of nonperformance by the other party to the financial instrument for off-balance sheet loan commitments is represented by the contractual amount of those instruments. Such financial instruments are recorded when they are funded.

The Company records all allowance for credit losses on off-balance sheet credit exposures, unless the commitments to extend credit are unconditionally cancelable, through a charge to provision for (or recovery of) credit losses in the Consolidated Statement of Income. The allowances for credit losses on off-balance sheet credit exposures is estimated by loan segment at each balance sheet date under the current expected credit losses model using the same methodology as the loan portfolio, taking into consideration the likelihood that funding will occur as well as any third-party guarantees. The allowance for unfunded commitments is included in other liabilities on the Company's consolidated balance sheet.

The loan portfolio includes commercial and industrial loans that were originated by a third-party and were acquired at premiums. Premiums on performing loans are amortized into interest income and fees on loans over the life of the loans using the effective interest method. Premiums on non-performing loans are not amortized into interest income and fees on loans after loans are placed on non-accrual status and are included in the calculation of specific reserve component of the allowance for credit losses on loans for individually analyzed loans.

Acquisition Accounting

The Company accounts for mergers and acquisitions that qualify as a business combination under ASC 805, *Business Combinations*, which requires the use of the acquisition method of accounting. Under the acquisition method, we record all identifiable assets acquired, including intangible assets and the liabilities assumed at their fair values as of the acquisition date. Determining fair values of net assets acquired often involves estimates based on third-party valuations, such as appraisals or internal valuations based on discounted cash flow analysis or other valuation techniques. These methodologies are inherently subjective and involve significant assumptions, adjustments, and judgement around the selection of assumptions including, among others, discount rates, future expected cash flows, market conditions, and other future events that are highly subjective in nature and subject to change. The determination of the useful lives over which an intangible asset will be amortized is also subjective. While the selected fair values represent our best estimate of fair value as of the acquisition date, these estimates are inherently uncertain. In addition, the acquisition method of accounting allows for a measurement period to adjust acquisition accounting for up to one year after the acquisition date, for new information that existed at the acquisition date but may not have been known or available at that time. For further information, refer to Note 2 "Acquisitions" in Part I, Item 1 of this Annual Report.

Acquired loans are recorded at their fair value at acquisition date without carryover of the acquiree's previously established ACLL, as credit discounts are included in the determination of fair value. The fair value of the loans is determined using market participant assumptions in estimating the amount and timing of both principal and interest cash flows expected to be collected on the loans and then applying a market-based discount rate to those cash flows. During evaluation upon acquisition, acquired loans are also classified as either PCD or Non-PCD. Acquired loans are subject to the Company's ACLL policy upon acquisition.

For Non-PCD loans, the difference between the fair value and unpaid principal balance of the loan at acquisition date (premium or discount) is amortized or accreted into interest income over the life of the loans in accordance with ASC 310-20, *Receivables – Nonrefundable Fees and Other Costs*. If the acquired performing loan has revolving privileges, it is accounted for using the straight-line method; otherwise, the effective interest method is used.

PCD loans are loans that have experienced more-than-insignificant credit deterioration since origination. PCD loans are recorded at the amount paid. An ACLL is determined using the same methodology as other loans held for investment (LHFI). The sum of the loan's purchase price and ACLL becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized into interest income over the life of the loan under ASC 310-20, *Receivables – Nonrefundable Fees and Other Costs*. If the loan has revolving privileges, the discount/premium is amortized/accreted using the straight-line method; otherwise, the effective interest method is used. Subsequent changes to the ACLL are recorded through provision expense.

Goodwill

The Company reviews the carrying value of goodwill at least annually or more frequently if certain impairment indicators exist. In testing goodwill for impairment, the Company first considers qualitative factors to determine whether the existence of events or circumstances lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events and circumstances, the Company concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then no further testing would be required and the goodwill of the reporting unit would not be impaired. If the Company elects to bypass the qualitative assessment or if we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the fair value of the reporting unit will be compared with its carrying value to determine whether an impairment exists. The Company evaluated goodwill as of June 30, 2024 and determined there was no impairment.

Results of Operations

Executive Overview

The Company's 2024 financial highlights:

- The Company completed the acquisition of Touchstone Bankshares, Inc. on October 1.

- Net income available to common shareholders was $7.0 million and diluted earnings per share was $1.00 compared to net income of $9.6 million and diluted earnings per share of $1.53 in 2023.
- Earnings produced a return on average equity of 5.33% for 2024 compared to 8.59% for 2023.
- Period end loans, net, grew $493.1 million in 2024 as compared to 2023.
- Period end deposits grew $570.1 million in 2024 as compared to 2023.
- The 2024 provision for credit losses on loans totaled $7.9 million, compared to $6.2 million in 2023.
- Nonperforming assets as a percentage of total loans were 0.50% at December 31, 2024, compared to 0.70% in 2023.
- The net interest margin increased ten basis points to 3.51% for 2024, compared to 3.41% in 2023.

Net Income

Net income decreased by $2.6 million to $7.0 million, or $1.00 per diluted share, for the year ended December 31, 2024, compared to $9.6 million, or $1.53 per diluted share, for the same period in 2023. Return on average assets was 0.44% and return on average equity was 5.33% for the year ended December 31, 2024, compared to 0.71% and 8.59%, respectively, for the year ended December 31, 2023.

The $2.6 million decrease in net income resulted from a $8.1 million increase in merger expenses associated with the Touchstone acquisition and a $1.7 million increase in provision for credit losses partially associated with the acquisition. These unfavorable variances were partially offset by a $9.0 million, or 21%, increase in net interest income, a $4.6 million, or 39%, increase in noninterest income, and a $1.1 million decrease in income tax expense.

The following is selected financial data for the Company for the years ended December 31, 2024 and 2023. This information has been derived from audited financial information included in Item 8 of this Form 10-K (in thousands, except ratios and per share amounts).

	As of and for the years ended December 31,			
		2024		2023
Results of Operations				
Interest and dividend income	$	76,319	$	57,719
Interest expense		23,867		14,306
Net interest income		52,452		43,413
Provision for credit losses		7,850		6,150
Net interest income after provision for credit losses		44,602		37,263
Noninterest income		16,380		11,784
Noninterest expense		52,934		37,242
Income before income taxes		8,048		11,805
Income tax expense		1,082		2,181
Net income	$	6,966	$	9,624
Key Performance Ratios				
Return on average assets		0.44%		0.71%
Return on average equity		5.33%		8.59%
Net interest margin (1)		3.51%		3.41%
Efficiency ratio (1)		66.73%		67.69%
Dividend payout		60.54%		39.05%
Equity to assets		8.28%		7.97%
Per Common Share Data				
Net income, basic	$	1.00	$	1.54
Net income, diluted		1.00		1.53
Cash dividends		0.605		0.600
Book value at period end		16.48		18.06
Financial Condition				
Assets	$	2,010,281	$	1,419,295
Loans, net		1,450,195		957,456
Securities		277,329		303,179
Deposits		1,803,778		1,233,726
Shareholders' equity		166,531		116,271
Average shares outstanding, diluted		6,971		6,279
Capital Ratios (2)				
Leverage		7.95%		9.31%
Risk-based capital ratios:				
Common equity Tier 1 capital		11.19%		12.82%
Tier 1 capital		11.19%		12.82%
Total capital		12.34%		14.05%

(1)   This performance ratio is a non-GAAP financial measure that the Company believes provides investors with important information regarding operational performance. Such information is not prepared in accordance with U.S. generally accepted accounting principles (GAAP) and should not be construed as such. In addition, these non-GAAP financial measures may be calculated differently and may not be comparable to similar measures provided by other companies. Management believes such financial information is meaningful to the reader in understanding operating performance but cautions that such information should not be viewed as a substitute for GAAP. See "Non-GAAP Financial Measures" included below.

(2)   All capital ratios reported are for the Bank.

For a more detailed discussion of the Company's annual performance, see "Net Interest Income," "Provision for Credit Losses," "Noninterest Income," "Noninterest Expense" and "Income Taxes" below.

Non-GAAP Financial Measures

This report refers to the efficiency ratio, which is computed by dividing noninterest expense, excluding OREO expense, amortization of intangibles, and merger expenses, by the sum of net interest income on a tax-equivalent basis and noninterest income, excluding (gains)/losses on disposal of premises and equipment, and securities gains. This is a non-GAAP financial measure that the Company believes provides investors with important information regarding operational efficiency. Such information is not prepared in accordance with GAAP and should not be construed as such. Management believes, however, such financial information is meaningful to the reader in understanding operating performance, but cautions that such information not be viewed as a substitute for GAAP. The Company, in referring to its net income, is referring to income under GAAP. The components of the efficiency ratio calculation are summarized in the following table (dollars in thousands).

	Efficiency Ratio	
	2024	2023
Total noninterest expense (GAAP)	$ 52,934	$ 37,242
Subtract: other real estate (gain) loss and expense, net	(15)	199
Subtract: amortization of intangibles	(461)	(18)
Subtract: loss on disposal of premises and equipment, net	(47)	—
Subtract: merger expenses	(8,107)	—
Adjusted non-interest expense (non-GAAP)	$ 44,304	$ 37,423
Tax-equivalent net interest income (non-GAAP)	$ 52,821	$ 43,738
Total noninterest income (GAAP)	16,380	11,784
(Gain) loss on disposal of premises and equipment	—	(47)
Gain on sale of other investment	—	(186)
Bargain purchase gain from acquisition	(2,920)	—
Securities losses (gains), net	115	—
Adjusted income for efficiency ratio (non-GAAP)	$ 66,396	$ 55,289
Efficiency ratio (non-GAAP)	66.73%	67.69%

This report also refers to net interest margin, which is calculated by dividing tax equivalent net interest income by total average earning assets. Because a portion of interest income earned by the Company is nontaxable, the tax equivalent net interest income is considered in the calculation of this ratio. Tax equivalent net interest income is calculated by adding the tax benefit realized from interest income that is nontaxable to total interest income then subtracting total interest expense. The tax rate utilized in calculating the tax benefit for both 2024 and 2023 is 21%. The reconciliation of tax equivalent net interest income, which is not a measurement under GAAP, to net interest income, is reflected in the table below (in thousands).

	Reconciliation of Net Interest Income to Tax-Equivalent Net Interest Income	
	2024	2023
GAAP measures:		
Interest income – loans	$ 63,483	$ 49,293
Interest income – investments and other	12,836	8,426
Interest expense – deposits	(20,964)	(13,660)
Interest expense – federal funds purchased	(1)	—
Interest expense – subordinated debt	(603)	(277)
Interest expense – junior subordinated debt	(270)	(271)
Interest expense – other borrowings	(2,029)	(98)
Total net interest income	$ 52,452	$ 43,413
Non-GAAP measures:		
Tax benefit realized on non-taxable interest income - loans	$ 43	$ —
Tax benefit realized on non-taxable interest income - municipal securities	326	325
Total tax benefit realized on non-taxable interest income	$ 369	$ 325
Total tax-equivalent net interest income	$ 52,821	$ 43,738

32

<u>Net Interest Income</u>

Net interest income represents the primary source of earnings for the Company. Net interest income equals the amount by which interest income on interest-earning assets, predominantly loans and securities, exceeds interest expense on interest-bearing liabilities, including deposits, other borrowings, subordinated debt, and junior subordinated debt. Changes in the volume and mix of interest-earning assets and interest-bearing liabilities, as well as their respective yields and rates, are the components that impact the level of net interest income. The net interest margin is calculated by dividing tax-equivalent net interest income by average earning assets. The provision for credit losses, noninterest income, noninterest expense and income tax expense are the other components that determine net income. Noninterest income and expense primarily consists of income from service charges on deposit accounts, ATM and check card income, wealth management income, income from other customer services, income from bank owned life insurance, and general and administrative expenses.

Net interest income increased $9.0 million, or 21%, to $52.5 million for 2024 compared to the prior year. Total interest income increased by $18.6 million and was partially offset by total interest expense, which increased by $9.6 million. The net interest margin increased by 10-basis points to 3.51% and average earnings assets increased by $224.0 million, or 17%, offset by a $186.2 million, or 22%, increase in average interest-bearing liabilities, in each case primarily related to the acquisition of Touchstone.

The increase in total interest income was primarily attributable to a $14.2 million, or 29%, increase in interest income and fees on loans. The increase in interest income on loans was attributable to a 52-basis point increase in the yield on loans and a 17% increase in average loan balances compared to the prior year in part due to the acquisition of Touchstone.

The increase in total interest expense was attributable to a $7.3 million increase in interest expense on deposits. The higher interest expense on deposits resulted from a 51-basis point increase in the cost of interest-bearing deposits and a 17% increase in average interest-bearing deposits in part due to the acquisition of Touchstone. The increase in the cost of deposits was also impacted by a change in the composition of the deposit portfolio as lower cost deposit balances decreased, while higher cost deposit balances increased.

The net interest margin was 3.51% for the year ended December 31, 2024, compared to the 3.41% for the prior year as the increase in the yield on earning assets exceeded the increase in cost of funds during 2024. Net accretion income related to acquisition accounting was $408 thousand, or a three-basis point incremental increase to the net interest margin.

The following table provides information on average interest-earning assets and interest-bearing liabilities for the years ended December 31, 2024 and 2023 as well as amounts and rates of tax equivalent interest earned and interest paid (dollars in thousands). The volume and rate analysis table analyzes the changes in net interest income for the periods broken down by their rate and volume components (in thousands).

Average Balances, Income and Expense, Yields and Rates (Taxable Equivalent Basis)

| | Years Ending December 31, | | | | | |
| | 2024 | | | 2023 | | |
	Average Balance	Interest Income/Expense	Yield/Rate	Average Balance	Interest Income/Expense	Yield/Rate
Assets						
Interest-bearing deposits in other banks	$ 124,407	$ 6,490	5.22%	$ 36,050	$ 1,809	5.02%
Securities:						
Taxable	221,611	4,733	2.14%	252,470	5,286	2.09%
Tax-exempt (1)	53,289	1,547	2.90%	53,524	1,545	2.89%
Restricted	2,522	202	8.01%	1,923	111	5.79%
Total securities	277,422	6,482	2.34%	307,917	6,942	2.25%
Loans: (2)						
Taxable	1,096,312	63,320	5.78%	937,013	49,293	5.26%
Tax-exempt (1)	2,561	206	8.04%	—	—	0.00%
Total loans	1,098,873	63,526	5.78%	937,013	49,293	5.26%
Federal funds sold	4,244	189	4.44%	—	—	0.00%
Total earning assets	1,504,946	76,687	5.10%	1,280,980	58,044	4.53%
Less: allowance for credit losses on loans	(13,381)			(8,994)		
Total nonearning assets	105,585			91,353		
Total assets	$1,597,150			$1,363,339		
Liabilities and Shareholders' Equity						
Interest-bearing deposits:						
Checking	$ 278,558	$ 4,870	1.75%	$ 269,551	$ 4,538	1.68%
Money market accounts	294,818	8,265	2.80%	219,655	4,882	2.22%
Savings accounts	160,795	292	0.18%	173,075	211	0.12%
Certificates of deposit:						
Less than $250	187,664	5,656	3.01%	84,387	1,641	1.94%
Greater than $250	46,846	1,668	3.56%	82,184	2,275	2.77%
Brokered deposits	5,080	213	4.20%	3,061	113	3.70%
Total interest-bearing deposits	973,761	20,964	2.15%	831,913	13,660	1.64%
Federal funds purchased	2	—	5.24%	15	1	5.90%
Subordinated debt	8,889	603	6.78%	4,997	277	5.54%
Junior subordinated debt	9,279	270	2.91%	9,279	271	2.92%
Other borrowings	42,486	2,029	4.78%	1,973	97	4.90%
Total interest-bearing liabilities	1,034,417	23,866	2.31%	848,177	14,306	1.69%
Noninterest-bearing liabilities						
Demand deposits	422,981			397,932		
Other liabilities	9,037			5,147		
Total liabilities	1,466,435			1,251,256		
Shareholders' equity	130,715			112,083		
Total liabilities and shareholders' equity	$1,597,150			$1,363,339		
Net interest income		$ 52,821			$ 43,738	
Interest rate spread			2.79%			2.84%
Cost of funds			1.64%			1.15%
Interest expense as a percent of average earning assets			1.59%			1.12%
Net interest margin			3.51%			3.41%

(1)   Income and yields are reported on a taxable-equivalent basis assuming a federal tax rate of 21%. The tax-equivalent adjustment was $368 thousand for 2024, and $325 thousand for 2023.

(2)   Loans placed on a non-accrual status are reflected in the balances.

	Volume and Rate				
	Years Ending December 31,				
	2024				
	Volume Effect		Rate Effect		Change in Income/Expense
Interest-bearing deposits in other banks	$	4,605	$	75	$	4,680
Loans, taxable		8,870		5,158		14,028
Loans, tax-exempt		206		—		206
Securities, taxable		(688)		135		(553)
Securities, tax-exempt		14		(11)		3
Securities, restricted		41		50		91
Federal funds sold		189		—		189
Total earning assets	$	13,237	$	5,407	$	18,644
Checking	$	147	$	184	$	331
Money market accounts		1,918		1,465		3,383
Savings accounts		(13)		95		82
Certificates of deposits:						
Less than $250		2,768		1,248		4,016
Greater than $250		(1,804)		1,196		(608)
Brokered deposits		83		17		100
Federal funds purchased		(1)		—		(1)
Subordinated debt		253		73		326
Junior subordinated debt		—		(2)		(2)
Other borrowings		1,935		(2)		1,933
Total interest-bearing liabilities	$	5,286	$	4,274	$	9,560
Change in net interest income	$	7,951	$	1,133	$	9,084

Provision for Credit Losses

Provision for credit losses totaled $7.9 million in 2024, compared to a provision for credit losses of $6.2 million for the prior year. The provision was comprised of a $7.8 million provision for credit losses on loans which includes $3.8 million Day-One provision on Non-PCD loans purchased from Touchstone, a $73 thousand provision for credit losses on unfunded commitments, and a $12 thousand recovery of credit losses on held-to-maturity securities.

For the year ended December 31, 2024, the provision for credit losses on loans of $7.8 million, the allowance for credit losses on acquired PCD loans of $386 thousand, and net charge offs of $3.8 million resulted in a $4.4 million increase in the allowance for credit losses on loans. The $3.8 million of net charge-offs included $2.3 million of loans purchased through a third-party lending program and $1.1 million of related unamortized purchase premiums on the loans.

The general reserve component of the ACLL increased $4.1 million and the specific reserve component of the ACLL increased $374 thousand. The increase in the general reserve was attributable to loan growth. Calculated loss rates were lower as were the inherent risks in the loan portfolio through adjustments to qualitative risk factors. The specific reserve increased by $374 thousand from individually evaluated loan relationships.

For the year ended December 31, 2023, the provision for credit losses on loans of $6.0 million, the adjustment for the adoption of ASU 2016-13 of $2.1 million, and net charge offs of $3.6 million resulted in a $4.5 million increase in the allowance for credit losses on loans. The $3.6 million of net charge-offs included $1.7 million of loans purchased through a third-party lending program and $830 thousand of related unamortized purchase premiums on the loans.

Noninterest Income

Noninterest income totaled $16.4 million for the year, which was a increase of $4.6 million, or 39%, compared to $11.8 million for the prior year. The increase was primarily a result of a bargain purchase gain of $2.9 million related to the Touchstone acquisition and a recovery on a purchased loan of $1.2 million. Noninterest income categories with moderate increases over the prior year included brokered mortgage fees which increased $133 thousand, or 112%, fees for other customer services which increased $196 thousand, or 25%, wealth management fees which increased $497 thousand, or 16%, and service charges on deposits which increased $342 thousand, or 12%. Categories that decreased over the prior year included gain on sale of other investment which decreased $146 thousand, or 78%, and ATM and check card fees which decreased $144 thousand, or 4%.

<u>Noninterest Expense</u>

Noninterest expense increased $15.7 million, or 42%, for the year ended December 31, 2024, compared to the prior year. The increase was primarily a result of merger expenses of $8.1 million and core deposit intangible amortization expense of $443 thousand. Categories with moderate increases over the prior year included salaries and employee benefits which increased $4.1 million, or 19%, equipment expense which increased $754 thousand, or 32%, legal and professional expense which increased $346 thousand, or 21%, occupancy expense which increased $419 thousand, or 19%, FDIC assessment increased by $227 thousand, or 36%, and other operating expense which increased $706 thousand, or 16%. Each of these line items included the operating expenses of Touchstone for the last three months of 2024. Other operating expense increased from higher recruiting expense, directors fees, card cash expense, education and training, loan collection expense, item processing expense, and courier and armored services.

The Company estimates that it will incur additional pre-tax merger related expenses of approximately $4.2 million during the first quarter of 2025.

<u>Income Taxes</u>

Income tax expense decreased $1.1 million during the year ended December 31, 2024 compared to the prior year. The Company's income tax expense differed from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the year ended December 31, 2024 and 2023. The difference was a result of an increase in net permanent tax deductions, primarily comprised of tax-exempt bargain purchase gain, interest income and income from bank owned life insurance. A more detailed discussion of the Company's tax calculation is contained in Note 12 to the Consolidated Financial Statements included in this Form 10-K.

Financial Condition

<u>General</u>

Total assets increased $591.0 million during the year and totaled $2.0 billion at December 31, 2024. The increase was primarily attributable to a $493.1 million increase in loans, net of allowance, a $68.0 million increase in interest-bearing deposits in banks, and a $11.0 million increase in securities available for sale, which were partially offset by a $38.5 million decrease in securities held to maturity. The increase in the loan portfolio was impacted by $479.7 million of loans acquired on October 1, 2024, through the acquisition of Touchstone.

Total liabilities increased $540.7 million during the year and totaled $1.8 billion at December 31, 2024. The increase was attributable to the acquisition of Touchstone, on October 1, 2024, which added total liabilities of $614.6 million, and growth of the Bank's deposit portfolio. Total deposits increased by $570.1 million, which included $555.4 million in total deposits acquired from Touchstone. Noninterest-bearing demand deposits increased $140.9 million, savings and interest-bearing deposits increased $261.6 million, and time deposits increased $167.6 million. Other borrowings decreased $50.0 million as the Company repaid borrowed funds from the Federal Reserve Bank through their Bank Term Funding Program.

Total shareholders' equity increased $50.3 million to $166.5 million at December 31, 2024, compared to $116.3 million at December 31, 2023. The increase was primarily attributable to the issuance of common stock in the amount of $3.3 million and surplus of $43.5 million in the acquisition of Touchstone. Other notable increases include a $2.7 million increase in retained earnings.

<u>Loans</u>

The Bank is an active lender with a loan portfolio that includes commercial and residential real estate loans, commercial loans, consumer loans, construction and land development loans, and home equity loans. The Bank's lending activity is concentrated on individuals, and small and medium-sized businesses primarily in its market areas. As a provider of community-oriented financial services, the Bank does not typically attempt to further geographically diversify its loan portfolio by undertaking significant lending activity outside its market areas.

The Bank actively participated as a lender in the U.S. Small Business Administration's (SBA) Paycheck Protection Program (PPP) to support local small businesses and non-profit organizations by providing forgivable loans. Loan fees received from the SBA are accreted by the Bank into income evenly over the life of the loans, net of loan origination costs, through interest and fees on loans. PPP loans totaled $66 thousand and $128 thousand at December 31, 2024 and 2023, respectively; with $66 thousand scheduled to mature in the first and second quarters of 2026. The Company believes these loans will ultimately be forgiven and repaid by the SBA in accordance with the terms of the program. It is the Company's understanding that loans funded through the PPP program are fully guaranteed by the U.S. government. Should those circumstances change, the Company could be required to establish additional ACLL through additional provision for credit losses charged to earnings.

The loan portfolio includes loans that were acquired through business combinations. Loans acquired through business combinations included unamortized discounts, net of unamortized premiums totaling $14.3 million and $1.9 million, as of December 31, 2024 and 2023, respectively, which are amortized over the life of the loans.

Loans purchased from a third-party that originated and serviced loans to health care professionals totaled $19.0 million as of December 31, 2024, which included unamortized premiums totaling $5.8 million, compared to loans totaling $24.6 million as of December 31, 2023, which included unamortized premiums totaling $7.9 million.

Loans increased $497.6 million to $1.5 billion at December 31, 2024, compared to $969.4 million at December 31, 2023 in large part due to the Touchstone acquisition. Other real estate loans increased by $224.9 million, residential real estate loans increased by $203.2 million, construction and land development loans increased by $31.8 million, commercial, and industrial loans increased by $28.3 million, and consumer and other loans increased by $9.4 million.

The following table sets forth the maturities of the loan portfolio at December 31, 2024 (in thousands):

| | **Maturity/Repricing Schedule of Loans Held for Investment** | | | | | |
| | December 31, 2024 | | | | | |
	Construction and Land Development	Secured by 1-4 Family Residential	Other Real Estate	Commercial and Industrial	Consumer and Other Loans	Total
Variable Rate:						
Within 1 year	$ 22,992	$ 11,621	$ 14,848	$ 23,207	$ 315	$ 72,983
1 to 5 years	11,765	18,021	28,690	7,065	2,269	67,810
5 to 15 years	21,069	142,070	213,707	3,718	—	380,564
After 15 years	4,417	145,840	130,101	2,508	—	282,866
Fixed Rate:						
Within 1 year	5,507	8,310	23,185	7,516	4,223	48,741
1 to 5 years	8,471	54,752	203,896	82,022	10,743	359,884
5 to 15 years	6,706	85,299	57,075	13,912	3,876	166,868
After 15 years	3,553	81,663	660	1,385	27	87,288
	$ 84,480	$ 547,576	$ 672,162	$ 141,333	$ 21,453	$ 1,467,004

Asset Quality

Management classifies non-performing assets as non-accrual loans and OREO. OREO represents real property taken by the Bank when its customers do not meet the contractual obligation of their loans, either through foreclosure or through a deed in lieu thereof from the borrower and properties originally acquired for branch operations or expansion but no longer intended to be used for that purpose. OREO is recorded at the lower of cost or fair value, less estimated selling costs, and is marketed by the Bank through brokerage channels. The Bank had $53 thousand and $0 in assets classified as OREO at December 31, 2024 and 2023, respectively.

Non-performing assets totaled $7.0 million and $6.8 million at December 31, 2024 and 2023, representing approximately 0.35% and 0.48% of total assets, respectively. Non-performing assets consisted of $7.0 million of non-accrual loans at December 31, 2024. Non-performing assets consisted of $6.8 million of non-accrual loans at December 31, 2023.

At December 31, 2024, 68% of non-performing assets were commercial and industrial loans, 31% were residential real estate loans, and 1% were construction loans. Non-performing assets could increase due to the deterioration of other loans identified by management as potential problem loans. Other potential problem loans are defined as performing loans that possess certain risks, including the borrower's ability to pay and the collateral value securing the loan, that management has identified that may result in the loans not being repaid in accordance with their terms. Other potential problem loans totaled $9.1 million and $287 thousand at December 31, 2024 and December 31, 2023, respectively. The amount of other potential problem loans in future periods may be dependent on economic conditions and other factors influencing a customers' ability to meet their debt requirements.

There were $365 thousand in loans greater than 90 days past due and still accruing at December 31, 2024. There were $524 thousand in loans greater than 90 days past due and still accruing at December 31, 2023.

The ACLL represents management's analysis of the existing loan portfolio and related credit risks. The provision for credit losses is based upon management's current estimate of the amount required to maintain an adequate ACLL reflective of the risks in the loan portfolio. The allowance for credit losses on loans totaled $16.4 million at December 31, 2024 and $12.0 million at December 31, 2023, representing 1.12% and 1.24% of total loans, respectively. The Company determined that the historical loss analysis and the qualitative adjustment factors that established the collectively evaluated reserve component of the ACLL were appropriate at December 31, 2024. The allowance for credit losses on loans as a percentage of total loans decreased to 1.12% at December 31, 2024 compared to 1.24% at December 31, 2023. While the collectively evaluated reserve increased $4.1 million and the individually evaluated reserve component of the ACLL increased $374 thousand, the increased reserve was impacted by an increase in total loans of $497.6 million, or 51.3%, during the same period. For further discussion regarding the ACLL, see "Provision for Credit Losses" above.

Recoveries of credit losses of $682 thousand and $360 thousand were recorded in the 1-4 family residential and consumer and other loans classes during the year ended December 31, 2024. The recoveries of credit losses resulted primarily from a decrease in the collectively evaluated reserve. These recoveries were offset by provision for credit losses totaling $5.0 million in the construction and land development, other real estate, and commercial and industrial loan classes. For more detailed information regarding the provision for credit losses on loans, see Note 5 to the Consolidated Financial Statements included in this Form 10-K.

Loans individually evaluated for impairment totaled $7.0 million and $6.8 million at December 31, 2024 and 2023, respectively. The related allowance for credit losses required for these loans totaled $3.1 million and $2.7 million at December 31, 2024 and December 31, 2023, respectively.

Management believes, based upon its review and analysis, that the Bank has sufficient reserves to cover expected losses inherent within the loan portfolio. For each period presented, the provision for credit losses on loans charged to expense was based on factors that include net charge-offs, asset quality, economic conditions, and loan growth. Changing economic conditions caused by inflation, recession, unemployment, or other factors beyond the Company's control have a direct correlation with asset quality, net charge-offs, and ultimately the required provision for credit losses. There can be no assurance, however, that an additional provision for credit losses will not be required in the future, including as a result of changes in the qualitative factors underlying management's estimates and judgments, changes in accounting standards, adverse developments in the economy, on a national basis or in the Company's market area, loan growth, or changes in the circumstances of particular borrowers. For further discussion regarding the ACLL, see "Critical Accounting Policies" above. The following table shows a detail of loans charged-off, recovered, and the changes in the ACLL (dollars in thousands).

| | Allowance for credit losses | | | | | |
	Construction and Land Development	Secured by 1-4 Family Residential	Other Real Estate	Commercial and Industrial	Consumer and Other Loans	Total
For the year ended December 31, 2023:						
Balance at beginning of year	$ 546	$ 1,108	$ 3,609	$ 1,874	$ 309	$ 7,446
Adjustment to allowance for adoption of ASU 2016-13	(313)	1,409	1,702	(387)	(225)	2,186
Charge-offs	—	(59)	(34)	(3,452)	(448)	(3,993)
Recoveries	—	47	14	145	212	418
Provision for (recovery of) credit losses	79	654	(593)	5,526	251	5,917
Balance at end of year	$ 312	$ 3,159	$ 4,698	$ 3,706	$ 99	$ 11,974
Average loans	$ 49,950	$ 337,278	$ 427,094	$ 112,822	$ 9,868	$ 937,012
Ratio of net (recoveries) charge-offs to average loans	0.00%	0.00%	0.00%	2.93%	2.39%	0.38%
For the year ended December 31, 2024:						
Balance at beginning of year	$ 312	$ 3,159	$ 4,698	$ 3,706	$ 99	$ 11,974
Initial Allowance on PCD Touchstone loans	11	173	201	1	—	386
Charge-offs	(4)	(38)	—	(3,699)	(293)	(4,034)
Recoveries	—	22	3	111	148	284
Initial Provision - Non-PCD Touchstone loans	118	1,310	1,370	143	888	3,829
Provision for (recovery of) credit losses	148	(360)	1,190	3,665	(682)	3,961
Balance at end of year	$ 585	$ 4,266	$ 7,462	$ 3,927	$ 160	$ 16,400
Average loans	$ 137,029	$ 373,012	$ 457,732	$ 115,410	$ 15,689	$ 1,098,872
Ratio of net (recoveries) charge-offs to average loans	0.00%	0.00%	0.00%	3.11%	0.92%	0.34%

The following table shows the balance of the Bank's ACLL allocated to each major category of loans and the ratio of related outstanding loan balances to total loans (dollars in thousands).

Allocation of Allowance for Credit Losses

	At December 31,			
	2024		2023	
Allocation of Allowance for Credit Losses:				
Real estate loans:				
Construction and land development	$	585	$	312
Secured by 1-4 family		4,266		3,159
Other real estate loans		7,462		4,698
Commercial and industrial		3,927		3,706
Consumer and other loans		160		99
Total allowance for credit losses	$	16,400	$	11,974
Ratios of loans to total period-end loans:				
Real estate loans:				
Construction and land development		5.8%		5.4%
Secured by 1-4 family		37.3%		35.5%
Other real estate loans		45.8%		46.1%
Commercial and industrial		9.6%		11.7%
Consumer and other loans		1.5%		1.2%
		100.0%		100.0%

The following table provides information on the Bank's non-performing assets at the dates indicated (dollars in thousands).

Non-performing Assets

	At December 31,			
	2024		2023	
Non-accrual loans	$	6,971	$	6,763
Other real estate owned		53		—
Total non-performing assets	$	7,024	$	6,763
Loans past due 90 days accruing interest		365		524
Total non-performing assets and past due loans	$	7,389	$	7,287
Non-performing assets to period end loans		0.50%		0.75%

The following table summarizes the Company's credit ratios on a consolidated basis as of December 31, 2024 and 2023.

Consolidated Credit Ratios
December 31, 2024

	2024		2023	
Total Loans	$	1,466,595	$	969,430
Nonaccrual loans	$	6,971	$	6,763
Allowance for credit losses (ACL)	$	16,400	$	11,974
Nonaccrual loans to total loans		0.48%		0.70%
ACL to total loans		1.12%		1.24%
ACL to nonaccrual loans		235.26%		177.05%

The Company purchased commercial and industrial loans between October 2021 and October 2023 from a third-party finance company that originated and serviced loans to health care professionals. The finance company operated a program that historically provided credit support to the Company through, among other things, the repurchase of their loans and unamortized loan premiums when loans did not pay according to the loan agreements. On December 31, 2024, loans purchased from the finance company totaled $19.0 million, which was comprised of $13.2 million of loan balances and unamortized premiums totaling $5.8 million. The Company determined that $2.6 million of the loans were non-accrual and thus were individually evaluated. Specific reserves on the individually evaluated loans were included in the Company's allowance for credit losses on loans. The remaining $16.4 million of loans were considered performing and were included in the calculation of the collectively evaluated reserve component of the allowance for credit losses. Premiums are amortized over the life of the loans using the effective interest method. On December 31, 2024 and 2023, there were a total of 155 and 172 loans, respectively, purchased from the finance company included in the Company's loan portfolio with a weighted average maturity of 7.0 and 7.5 years, respectively.

Securities

Securities totaled $277.3 million at December 31, 2024, a decrease of $25.9 million, or 8.5%, from $303.2 million at the end of 2023. Investment securities are comprised of U.S. agency and mortgage-backed securities, obligations of state and political subdivisions, corporate debt securities, and restricted securities. As of December 31, 2024, neither the Company nor the Bank held any derivative financial instruments in their respective investment security portfolios. Gross unrealized gains in the available for sale portfolio totaled $62 thousand and $61 thousand at December 31, 2024 and 2023, respectively. Gross unrealized losses in the available for sale portfolio totaled $22.1 million and $20.7 million at December 31, 2024 and 2023, respectively. Gross unrealized gains in the held to maturity portfolio totaled $95 thousand and $107 at December 31, 2024 and 2023, respectively. Gross unrealized losses in the held to maturity portfolio totaled $11.0 million and $10.8 million at December 31, 2024 and 2023, respectively. The change in the unrealized gains and losses of investment securities from December 31, 2023 to December 31, 2024 was related to changes in market interest rates and was not related to credit concerns of the issuers.

The Company evaluated securities available for sale in an unrealized loss position for credit related impairment and determined that no allowance for credit losses was necessary at December 31, 2024 and 2023. At December 31, 2024, the allowance for credit losses on held to maturity securities was $95 thousand. There was a $107 thousand allowance for credit losses on held to maturity securities at December 31, 2023.

On September 1, 2022, the Bank transferred 24 securities designated as available for sale with a combined book value of $82.2 million, market value of $74.4 million, and unrealized loss of $7.8 million, to securities designated held to maturity. The unrealized loss is being amortized monthly over the life of the securities with an increase to the carrying value of securities and a decrease to the related accumulated other comprehensive loss, which is included in the shareholders' equity section of the Company's balance sheet. The amortization of the unrealized loss on the transferred securities totaled $1.0 million, or $791 thousand net of tax, for the year ended December 31, 2024. The securities selected for transfer had larger potential decreases in their fair market values in higher interest rate environments than most of the other securities in the available for sale portfolio and included U.S. Treasury, agency, municipal and commercial mortgage-backed securities. The securities were transferred to mitigate the potential unfavorable impact that higher market interest rates may have on the carrying value of the securities and on the related accumulated other comprehensive loss. Securities designated as held to maturity are carried on the balance sheet at amortized cost, while securities designated as available for sale are carried at fair market value.

The following table shows the maturities of debt and restricted securities at amortized cost and market value at December 31, 2024 and approximate weighted average yields of such securities (dollars in thousands). Yields on state and political subdivision securities are shown on a tax equivalent basis, assuming a 21% federal income tax rate. The Company attempts to maintain diversity in its portfolio and maintain credit quality and re-pricing terms that are consistent with its asset/liability management and investment practices and policies. For further information on securities, see Note 3 to the Consolidated Financial Statements included in this Form 10-K.

Securities Portfolio Maturity Distribution/Yield Analysis
At December 31, 2024

	Less than One Year		One to Five Years		Five to Ten Years		Greater than Ten Years and Equity Securities		Total	
U.S. Treasury securities										
Amortized cost	$	—	$	22,115	$	—	$	—	$	22,115
Market value	$	—	$	21,195	$	—	$	—	$	21,195
Weighted average yield		—%		2.24%		—%		—%		2.24%
U.S. agency and mortgage-backed securities										
Amortized cost	$	384	$	25,063	$	28,893	$	142,695	$	197,035
Market value	$	380	$	23,484	$	27,748	$	123,700	$	175,312
Weighted average yield		2.51%		2.36%		3.88%		2.58%		2.74%
Obligations of state and political subdivisions										
Amortized cost	$	1,452	$	13,898	$	21,925	$	36,328	$	73,603
Market value	$	1,445	$	12,906	$	19,173	$	30,141	$	63,665
Weighted average yield		3.20%		2.57%		2.49%		2.56%		2.53%
Corporate debt securities										
Amortized cost	$	—	$	—	$	3,000	$	—	$	3,000
Market value	$	—	$	—	$	2,550	$	—	$	2,550
Weighted average yield		—%		—%		4.50		—%		4.50%

Restricted securities									
Amortized cost	$	—	$	—	$	—	$	3,741	$	3,741
Market value	$	—	$	—	$	—	$	3,741	$	3,741
Weighted average yield		—%		—%		—%		5.14%		5.14%
Total portfolio									
Amortized cost	$	1,836	$	61,076	$	53,818	$	182,764	$	299,494
Market value	$	1,825	$	57,585	$	49,471	$	157,582	$	266,463
Weighted average yield (1)		3.05%		2.36%		3.34%		2.62%		2.71%

(1) Yields on tax-exempt securities have been calculated on a tax-equivalent basis using the federal corporate income tax rate of 21 percent. The weighted average yield is calculated based on the relative amortized costs of the securities.

The above table was prepared using the contractual maturities for all securities with the exception of mortgage-backed securities (MBS) and collateralized mortgage obligations (CMO). Both MBS and CMO securities were recorded using the yield book prepayment model that incorporates four causes of prepayments including home sales, refinancing, defaults, and curtailments/full payoffs.

As of December 31, 2024, the Company did not own securities of any issuer for which the aggregate book value of the securities of such issuer exceeded ten percent of shareholders' equity.

Deposits

At December 31, 2024, deposits totaled $1.8 billion, increasing by $570.1 million, from $1.2 billion at December 31, 2023. At December 31, 2024, noninterest-bearing demand deposits, savings and interest-bearing demand deposits, and time deposits composed 29%, 51%, and 20% of total deposits, respectively, compared to 31%, 54%, and 15% at December 31, 2023.

The following tables include a summary of average deposits and average rates paid (dollars in thousands).

	Average Deposits and Rates Paid							
	Year Ended December 31,							
	2024				2023			
	Amount		Rate		Amount		Rate	
Noninterest-bearing deposits	$	422,981		—%	$	397,932		—%
Interest-bearing deposits:								
Interest checking	$	278,558		1.75%	$	269,551		1.68%
Money market		294,818		2.80%		219,655		2.22%
Savings		160,795		0.18%		173,075		0.12%
Time deposits:								
Less than $250		187,664		3.01%		84,387		1.94%
Greater than $250		46,846		3.56%		82,184		2.77%
Brokered deposits		5,080		4.20%		3,061		3.70%
Total interest-bearing deposits	$	973,761		2.15%	$	831,913		1.64%
Total deposits	$	1,396,742			$	1,229,845		

The table above includes brokered deposits greater than $100 thousand.

As of December 31, 2024 the estimated amount of total uninsured deposits was $537.0 million. Maturities of the estimated amount of uninsured time deposits at December 31, 2024 are presented in the table below. The estimate of uninsured deposits generally represents the portion of deposit accounts that exceed the FDIC insurance limit of $250,000 and is calculated based on the same methodologies and assumptions used for purposes of the Bank's regulatory reporting requirements.

Maturities of Uninsured Time Deposits

	December 31, 2024
3 months or less	$ 22,482
3-6 months	11,226
6-12 months	17,692
Over 12 months	6,064
	$ 57,464

Liquidity

Liquidity sources available to the Bank, including interest-bearing deposits in banks, unpledged securities available for sale, at fair value, unpledged securities held-to-maturity, at par, and available lines of credit totaled $758.0 million on December 31, 2024, and $512.7 million on December 31, 2023. Available lines of credit from other institutions included in the total amount above was $562.5 million on December 31, 2024, and $351.4 million on December 31, 2023. The available lines of credit were comprised of secured and unsecured lines of credit and the Bank had no borrowings on the lines as of December 31, 2024 and December 31, 2023.

The Bank maintains liquidity to fund loan growth and meet the potential demand from its deposit customers, including potential volatile deposits. The estimated amount of uninsured customer deposits totaled $537.0 million on December 31, 2024, and $368.2 million on December 31, 2023. Excluding municipal deposits, the estimated amount of uninsured customer deposits totaled $319.1 million on December 31, 2024, and $286.2 million on December 31, 2023.

Subordinated Debt

See Note 10 to the Consolidated Financial Statements included in this Form 10-K, for discussion of subordinated debt.

Junior Subordinated Debt

See Note 11 to the Consolidated Financial Statements included in this Form 10-K, for discussion of junior subordinated debt.

Off-Balance Sheet Arrangements

The Company, through the Bank, is a party to credit related financial instruments with risk not reflected in the consolidated financial statements in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The Bank's exposure to credit loss is represented by the contractual amount of these commitments. The Bank follows the same credit policies in making commitments as it does for on-balance sheet instruments.

At December 31, 2024 and 2023, the following financial instruments were outstanding whose contract amounts represent credit risk (in thousands):

	2024	2023
Commitments to extend credit and unfunded commitments under lines of credit	$ 271,419	$ 194,242
Stand-by letters of credit	$ 15,594	$ 11,615

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Bank, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines, and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are collateralized as deemed necessary and may or may not be drawn upon to the total extent to which the Bank is committed.

Commercial and standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank generally holds collateral supporting those commitments if deemed necessary.

At December 31, 2024, the Bank had $2.3 million in locked-rate commitments to originate mortgage loans. Risks arise from the possible inability of counterparties to meet the terms of their contracts. The Bank does not expect any counterparty to fail to meet its obligations.

On April 21, 2020, the Company entered into interest rate swap agreements related to its outstanding junior subordinated debt. The Company uses derivatives to manage exposure to interest rate risk through the use of interest rate swaps. Interest rate swaps involve the exchange of fixed and variable rate interest payments between two parties, based on a common notional principal amount and maturity date with no exchange of underlying principal amounts.

The interest rate swaps qualified and are designated as cash flow hedges. The Company's cash flow hedges effectively modify the Company's exposure to interest rate risk by converting variable rates of interest on $9.0 million of the Company's junior subordinated debt to fixed rates of interest for periods that end between June 2034 and October 2036. The cash flow hedges' total notional amount is $9.0 million. At December 31, 2024, the cash flow hedges had a fair value of $2.7 million, which is recorded in other assets. The net gain/loss on the cash flow hedges is recognized as a component of other comprehensive income and reclassified into earnings in the same period(s) during which the hedged transactions affect earnings. The Company's derivative financial instruments are described more fully in Note 25 to the Consolidated Financial Statements included in this Form 10-K.

Capital Resources

The adequacy of the Company's capital is reviewed by management on an ongoing basis with reference to the size, composition, and quality of the Company's asset and liability levels and consistent with regulatory requirements and industry standards. Management seeks to maintain a capital structure that will assure an adequate level of capital to support anticipated asset growth and absorb potential losses. The Company meets eligibility criteria of a small bank holding company in accordance with the Federal Reserve Board's Small Bank Holding Company Policy Statement issued in February 2015 and is not obligated to report consolidated regulatory capital.

Effective January 1, 2015, the Bank became subject to capital rules adopted by federal bank regulators implementing the Basel III regulatory capital reforms adopted by the Basel Committee on Banking Supervision (the Basel Committee), and certain changes required by the Dodd-Frank Act.

The minimum capital level requirements applicable to the Bank under the final rules are as follows: a new common equity Tier 1 capital ratio of 4.5%; a Tier 1 capital ratio of 6%; a total capital ratio of 8%; and a Tier 1 leverage ratio of 4% for all institutions. The final rules also established a "capital conservation buffer" above the new regulatory minimum capital requirements. The capital conservation buffer was phased-in over four years and, as fully implemented effective January 1, 2019, requires a buffer of 2.5% of risk-weighted assets. This results in the following minimum capital ratios beginning in 2019: a common equity Tier 1 capital ratio of 7.0%, a Tier 1 capital ratio of 8.5%, and a total capital ratio of 10.5%. Under the final rules, institutions are subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations establish a maximum percentage of eligible retained income that could be utilized for such actions. Management believes, as of December 31, 2024 and December 31, 2023, that the Bank met all capital adequacy requirements to which it is subject, including the capital conservation buffer.

The following table summarizes the Bank's regulatory capital and related ratios at December 31, 2024, and 2023 (dollars in thousands).

| | **Analysis of Capital** | |
| | At December 31, | |
	2024	2023
Common equity Tier 1 capital	$ 164,454	$ 129,840
Tier 1 capital	164,454	129,840
Tier 2 capital	16,995	12,493
Total risk-based capital	181,449	142,333
Risk-weighted assets	1,469,752	1,012,843
Capital ratios:		
Common equity Tier 1 capital ratio	11.19%	12.82%
Tier 1 capital ratio	11.19%	12.82%
Total capital ratio	12.35%	14.05%
Leverage ratio (Tier 1 capital to average assets)	7.95%	9.31%
Capital conservation buffer ratio(1)	4.34%	6.05%

(1)   Calculated by subtracting the regulatory minimum capital ratio requirements from the Company's actual ratio for Common equity Tier 1, Tier 1, and Total risk based capital. The lowest of the three measures represents the Bank's capital conservation buffer ratio.

The prompt corrective action framework is designed to place restrictions on insured depository institutions if their capital levels begin to show signs of weakness. Under the prompt corrective action requirements, which are designed to complement the capital conservation buffer, insured depository institutions are required to meet the following capital level requirements in order to qualify as "well capitalized:" a common equity Tier 1 capital ratio of 6.5%; a Tier 1 capital ratio of 8%; a total capital ratio of 10%; and a Tier 1 leverage ratio of 5%. The Bank met the requirements to qualify as "well capitalized" as of December 31, 2024 and 2023.

On September 17, 2019 the FDIC finalized a rule that introduces an optional simplified measure of capital adequacy for qualifying community banking organizations (i.e., the community bank leverage ratio (CBLR) framework), as required by the Economic Growth Act. The CBLR framework is designed to reduce burden by removing the requirements for calculating and reporting risk-based capital ratios for qualifying community banking organizations that opt into the framework. The Company did not opt into the framework.

The Company did not repurchase any shares during the year ended December 31, 2024.

The Company issued $5.0 million of subordinated debt in June 2020. The purpose of the issuance was primarily to further strengthen holding company liquidity and to remain a source of strength for the Bank in the event of a severe economic downturn. The Company used the proceeds of the issuance for general corporate purposes. The subordinated debt issued consisted of a 5.50% fixed-to-floating rate subordinated note due 2030 issued to an institutional investor and was structured to qualify as Tier 2 capital under bank regulatory guidelines. The floating rate period for this subordinated note begins July 1, 2025, accordingly the related interest expense could increase during the floating rate period. The Company assumed two subordinated debt issuances from the acquisition of Touchstone. The subordinated debt assumed consisted of a $8.0 million issuance at a 6.00% fixed-to-floating rate subordinated note callable due 2030. The floating rate period for this subordinated note begins August 15, 2025, accordingly the related interest expense could increase during the floating rate period. The subordinated debt assumed also consisted of a $10.0 million issuance at a 4.00% fixed-to-floating rate subordinated note due 2032.

First Bank remained well-capitalized at December 31, 2024.

Recent Accounting Pronouncements

See Note 1 to the Consolidated Financial Statements included in this Form 10-K, for discussion of recent accounting pronouncements.

Item 7A.   **Quantitative and Qualitative Disclosures About Market Risk**

Not required.

Item 8.   **Financial Statements and Supplementary Data**

The Consolidated Financial Statements and related footnotes of the Company are presented below followed by the financial statements of the Parent.

To the Shareholders
First National Corporation
Strasburg, Virginia

March 31, 2025

MANAGEMENT'S REPORT REGARDING THE EFFECTIVENESS OF INTERNAL CONTROLS OVER FINANCIAL REPORTING

The management of First National Corporation (the Company) is responsible for the preparation, integrity and fair presentation of the financial statements included in the annual report as of December 31, 2024. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and reflect management's judgments and estimates concerning the effects of events and transactions that are accounted for or disclosed.

Management is also responsible for establishing and maintaining an effective internal control structure over financial reporting. The Company's internal control over financial reporting includes those policies and procedures that pertain to the Company's ability to record, process, summarize and report reliable financial data. The internal control system contains monitoring mechanisms, and appropriate actions are taken to correct identified deficiencies. Management believes that internal controls over financial reporting, which are subject to scrutiny by management and the Company's internal auditor, support the integrity and reliability of the financial statements. Management recognizes that there are inherent limitations in the effectiveness of any internal control system, including the possibility of human error and the circumvention or overriding of internal controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. In addition, because of changes in conditions and circumstances, the effectiveness of internal control over financial reporting may vary over time.

As permitted by the guidance issued by the Office of the Chief Accountant of the Securities and Exchange Commission, management excluded the operations of Touchstone from its assessment of internal control over financial reporting as of December 31, 2024. Touchstone was merged with and into the Company, however, Touchstone's legacy operations utilized separate accounting systems from October 1, 2024 (the date of acquisition) through December 31, 2024. Touchstone's accounting systems were converted during the first quarter of 2025. Assets acquired from Touchstone represented approximately 31.41% of the Company's consolidated assets as of the date of acquisition.

In order to ensure that the Company's internal control structure over financial reporting is effective, management assessed these controls as they conformed to accounting principles generally accepted in the United States of America and related call report instructions as of December 31, 2024. This assessment was based on criteria for effective internal control over financial reporting as described in "Internal Control - Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that the Company maintained effective internal controls over financial reporting as of December 31, 2024. Management's assessment did not determine any material weakness within the Company's internal control structure. The Company's annual report does not include an attestation report of the Company's registered public accounting firm, Yount, Hyde & Barbour. P.C. (YHB), regarding internal control over financial reporting. Management's report was not subject to attestation by YHB pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in its annual report.

The 2024 end of year consolidated financial statements have been audited by the independent registered public accounting firm of YHB. Personnel from YHB were given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Directors and Committees thereof.

Management believes that all representations made to the independent auditors were valid and appropriate. The resulting report from YHB accompanies the consolidated financial statements.

The Board of Directors of the Company, acting through its Audit Committee (the Committee), is responsible for the oversight of the Company's accounting policies, financial reporting and internal control. The Audit Committee of the Board of Directors is comprised entirely of outside directors who are independent of management. The Audit Committee is responsible for the appointment and compensation of the independent auditors and approves decisions regarding the appointment or removal of members of the internal audit function. The Committee meets periodically with management, the independent auditors, and the internal auditor to ensure that they are carrying out their responsibilities. The Committee is also responsible for performing an oversight role by reviewing and monitoring the financial, accounting, and auditing procedures of the Company in addition to reviewing the Company's financial reports. The independent auditors and the internal auditor have full and unlimited access to the Audit Committee, with or without the presence of the management of the Company, to discuss the adequacy of internal control over financial reporting, and any other matters which they believe should be brought to the attention of the Audit Committee.

/s/ Scott C. Harvard
Scott C. Harvard
President
Chief Executive Officer

/s/ Bruce E. Thomas
Bruce E. Thomas
Senior Vice President
Interim Chief Financial Officer



<p style="text-align:center">Report of Independent Registered Public Accounting Firm</p>

To the Shareholders and Board of Directors of First National Corporation

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of First National Corporation and Subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Allowance for Credit Losses (ACL) – Collectively Evaluated Loans

Description of the Matter
As further described in Notes 1 and 5 to the consolidated financial statements, the allowance for credit losses ("ACL") is a valuation allowance that represents management's best estimate of expected credit losses on loans measured at amortized cost considering available information, from internal and external sources, relevant to assessing collectability over the loans' contractual terms. Loans which share common risk characteristics are pooled and collectively evaluated by the Company using historical data, as well as assessments of current conditions and reasonable and supportable forecasts of future conditions. The Company's ACLL related to collectively evaluated loans represented $13.3 million of the total recorded ACL of $16.4 million as of December 31, 2024. The collectively evaluated ACL consists of quantitative and qualitative components.

For collectively evaluated loans, the quantitative component consists of loss estimates derived from a discounted cash flow model, using internal observations of historical loan losses. These loss rates are further adjusted over a reasonable and supportable forecast period based on the identified loss drivers. These estimates consider large amounts of data in tabulating default, loss given default, and prepayment speeds and require complex calculations as well as management judgment in the selection of the appropriate inputs. In addition to the quantitative component, the collectively evaluated ACL also includes a qualitative component which aggregates management's assessment of available information relevant to assessing collectability that is not captured in the quantitative loss estimation process. Factors

<p style="text-align:center">46</p>

considered by management in developing its qualitative estimates include: variability in the economic forecast, changes in the volume and severity of classified loans, changes in concentrations of credit, changes in the nature and volume of the loan segments, factors related to credit administration, and other risks not embedded in the data utilized in the model.

Management exercised significant judgment when estimating the ACL on collectively evaluated loans. We identified the estimation of the collectively evaluated ACL as a critical audit matter as auditing the collectively evaluated ACL involved especially complex and subjective auditor judgment in evaluating management's assessment of the inherently subjective estimates.

The primary audit procedures we performed to address this critical audit matter included:
- Obtaining an understanding of the Company's process for determining its ACL, including the underlying methodology and significant inputs to the calculation.
- Substantively testing management's process for measuring the collectively evaluated ACL, including:
  - Evaluating the conceptual soundness, assumptions, and key data inputs of the Company's discounted cash flow methodology, including the identification of loan pools, loss driver assumptions, the probability of default and loss given default rate inputs, and the prepayment/curtailment rate inputs for each pool.
  - Evaluating management's selection of forecasting inputs and testing the accuracy of management's incorporation of its forecasts in the collectively evaluated ACL estimate.
  - Evaluating the completeness and accuracy of data inputs used as a basis for the qualitative factors.
  - Evaluating the qualitative factors for directional consistency in comparison to prior periods and for reasonableness in comparison to underlying supporting data.
  - Testing the mathematical accuracy of the ACL for collectively evaluated loans including both the discounted cashflow and qualitative factor components of the calculations.

Business Combinations – Fair Value of Acquired Loans

Description of the Matter
As described in Note 2 to the financial statements, the Company completed its acquisition of Touchstone Bankshares ("TSB") on October 1, 2024 for total consideration of $46.8 million. The transaction was accounted for as a business combination using the acquisition method of accounting. Accordingly, assets acquired and liabilities assumed were recorded at fair value on the acquisition date, including acquired loans with an aggregate fair value of $479.3 million. Determining the acquired fair values, particularly in relation to the loan portfolio, is inherently subjective and involves significant judgment regarding the methods and assumptions used to estimate fair value. In determining the fair value of loans acquired, management must determine whether or not acquired loans have evidence of more-than-insignificant credit deterioration at acquisition, the amount and timing of cash flows expected to be collected, and market discount rates, among other assumptions. Changes in these assumptions could have a significant impact on the fair value of the loans acquired and the amount of bargain purchase gain recorded.

We identified the acquisition date fair value of acquired loans as a critical audit matter as auditing this estimate is especially complex and requires subjective auditor judgment. Auditing this estimate required a high level of judgment in evaluating management's identification of loans with evidence of credit deterioration, the need for specialized skill in development and application of subjective assumptions in estimated cash flows, and the size of the acquired loan portfolio.

The primary audit procedures we performed to address this critical audit matter included:
- Obtaining an understanding of the Company's business combination accounting practices and internal controls, including the process of:
  - The appropriateness of the valuation approach and methodology.
  - Review of valuation specialist valuation, including financial information, data, assumptions utilized and key inputs, specifically as it relates to the valuation for acquired loans.
- Substantively testing management's process, including the use of our own valuation specialist to assess the Company's methods and significant assumptions utilized in determining the fair value of the acquired loan portfolio and evaluating whether the assumptions used were reasonable with respect to market participant views and other factors.
- Testing the completeness and accuracy of loans determined to have credit deterioration at acquisition and evaluating the reasonableness of the criteria utilized by management in making the determination.
- Testing the accuracy of the data utilized in the development of acquisition date fair values by confirming, on a sample basis, select data.

/s/ Yount, Hyde & Barbour, P.C.

We have served as the Company's auditor since 1988.

Winchester, Virginia
March 31, 2025

FIRST NATIONAL CORPORATION
Consolidated Balance Sheets
December 31, 2024 and 2023
(in thousands, except share and per share data)

	2024	2023
Assets		
Cash and due from banks	$ 24,916	$ 17,194
Interest-bearing deposits in banks	137,958	69,967
Cash and cash equivalents	$ 162,874	$ 87,161
Securities available for sale, at fair value	163,847	152,857
Securities held to maturity, at amortized cost (net of allowance for credit losses, 2024, $95, 2023, $107)	109,741	148,244
Restricted securities, at cost	3,741	2,078
Loans held for sale	409	—
Loans, net of allowance for credit losses, 2024, $16,400, 2023, $11,974	1,450,195	957,456
Other real estate owned, net of valuation allowance, 2024, $0, 2023, $0	53	—
Premises and equipment, net	34,824	22,142
Accrued interest receivable	6,020	4,655
Bank owned life insurance	37,873	24,902
Core deposit intangibles, net	14,986	117
Goodwill	3,030	3,030
Other assets	22,688	16,653
Total assets	$ 2,010,281	$ 1,419,295
Liabilities & Shareholders' Equity		
Liabilities		
Deposits:		
Noninterest-bearing demand deposits	$ 520,153	$ 379,208
Savings and interest-bearing demand deposits	923,726	662,169
Time deposits	359,899	192,349
Total deposits	$ 1,803,778	$ 1,233,726
Other borrowings	—	50,000
Subordinated debt	21,176	4,997
Junior subordinated debt	9,279	9,279
Accrued interest payable and other liabilities	9,517	5,022
Total liabilities	$ 1,843,750	$ 1,303,024
Commitments and contingencies		
Shareholders' Equity		
Preferred stock, par value $1.25 per share; authorized 1,000,000 shares; none issued and outstanding	$ —	$ —
Common stock, par value $1.25 per share; authorized 16,000,000 shares; issued and outstanding, 2024, 8,974,102 shares, 2023, 6,263,102 shares	11,218	7,829
Surplus	77,058	32,950
Retained earnings	96,947	94,198
Accumulated other comprehensive (loss), net	(18,692)	(18,706)
Total shareholders' equity	$ 166,531	$ 116,271
Total liabilities and shareholders' equity	$ 2,010,281	$ 1,419,295

See Notes to Consolidated Financial Statements

FIRST NATIONAL CORPORATION
Consolidated Statements of Income
Years Ended December 31, 2024 and 2023
(in thousands, except per share data)

		2024		2023
Interest and Dividend Income				
Interest and fees on loans	$	63,483	$	49,293
Interest on deposits in banks		6,490		1,809
Interest on federal funds sold		189		—
Interest and dividends on securities:				
Taxable interest		4,733		5,286
Tax-exempt interest		1,222		1,220
Dividends		202		111
Total interest and dividend income	$	76,319	$	57,719
Interest Expense				
Interest on deposits	$	20,964	$	13,660
Interest on federal funds purchased		1		1
Interest on subordinated debt		603		277
Interest on junior subordinated debt		270		271
Interest on other borrowings		2,029		97
Total interest expense	$	23,867	$	14,306
Net interest income	$	52,452	$	43,413
Provision for credit losses		7,850		6,150
Net interest income after provision for credit losses	$	44,602	$	37,263
Noninterest Income				
Service charges on deposit accounts	$	3,122	$	2,780
ATM and check card fees		3,305		3,449
Wealth management fees		3,617		3,120
Fees for other customer services		966		770
Brokered mortgage fees		252		119
Income from bank owned life insurance		755		627
Net (losses) on securities available for sale		(155)		—
Net gains on disposal of premises and equipment		—		47
Gain on sale of other investment		40		186
Bargain purchase gain		2,920		—
Other operating income		1,558		686
Total noninterest income	$	16,380	$	11,784

See Notes to Consolidated Financial Statements

FIRST NATIONAL CORPORATION
Consolidated Statements of Income
(Continued)
Years Ended December 31, 2024 and 2023
(in thousands, except per share data)

		2024		2023
Noninterest Expense				
Salaries and employee benefits	$	25,134	$	21,039
Occupancy		2,573		2,154
Equipment		3,131		2,377
Marketing		1,037		910
Supplies		489		576
Legal and professional fees		1,993		1,647
ATM and check card expenses		1,508		1,578
FDIC assessment		860		633
Bank franchise tax		1,047		1,040
Data processing expense		1,404		1,047
Amortization expense		461		18
Other real estate loss (gain) and expense, net		15		(199)
Net losses on disposal of premises and equipment		48		—
Merger expense		8,107		—
Other operating expense		5,127		4,422
Total noninterest expense	$	52,934	$	37,242
Income before income taxes	$	8,048	$	11,805
Income tax expense		1,082		2,181
Net income	$	6,966	$	9,624
Earnings per common share				
Basic	$	1.00	$	1.54
Diluted	$	1.00	$	1.53

See Notes to Consolidated Financial Statements

FIRST NATIONAL CORPORATION
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2024 and 2023
(in thousands)

	2024		**2023**	
Net income	$	6,966	$	9,624
Other comprehensive income, net of tax:				
Unrealized holding (losses) gains on available for sale securities, net of tax ($275) and $697, respectively		(1,039)		2,621
Amortization of unrealized holding losses on available-for-sale securities transferred to held to maturity, net of tax of $270 and $344, respectively		1,015		1,295
Reclassification adjustment for losses included in net income, net of tax ($33) and $0, respectively		(122)		—
Change in fair value of cash flow hedges, net of tax $42 and ($40), respectively		160		(151)
Total other comprehensive income		14		3,765
Total comprehensive income	$	6,980	$	13,389

See Notes to Consolidated Financial Statements

FIRST NATIONAL CORPORATION
Consolidated Statements of Cash Flows
Years Ended December 31, 2024 and 2023
(in thousands)

	2024	2023
Cash Flows from Operating Activities		
Net income	$ 6,966	$ 9,624
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Depreciation and amortization of premises and equipment	1,940	1,597
Amortization of core deposit intangibles	460	19
Amortization of debt issuance costs	2	2
Provision for credit losses on loans	7,789	5,917
Provision for credit losses on unfunded commitments	73	260
Recovery of credit losses on HTM securities	(12)	—
Losses on securities available for sale	155	—
Net gains on sale of other real estate owned	—	(233)
Increase in cash value of bank owned life insurance	(755)	(627)
Accretion of discounts and amortization of premiums on securities, net	843	932
Accretion of premium on time deposits	(623)	(86)
Accretion of certain acquisition-related discounts, net	(780)	(594)
Stock-based compensation	635	753
Excess tax benefits on stock-based compensation	1	4
Losses (gains) on disposal of premises and equipment	48	(47)
Bargain purchase gain	(2,920)	—
Deferred income tax (benefit)	(437)	(399)
Changes in assets and liabilities:		
Decrease (increase) in interest receivable	467	(112)
Decrease in other assets	2,513	188
(Decrease) in accrued interest payable and other liabilities	(38,569)	(808)
Net cash (used in) provided by operating activities	$ (22,204)	$ 16,390
Cash Flows from Investing Activities		
Proceeds from maturities, calls, principal payments, and sales of securities available for sale	$ 74,753	$ 12,462
Proceeds from maturities, calls, and principal payments of securities held to maturity	39,734	8,485
Purchases of securities available for sale	(25,978)	—
Purchases of securities held to maturity	—	(2,091)
Net redemption (purchase) of restricted securities	1,824	(170)
Purchase of premises and equipment, net	(3,300)	(1,866)
Proceeds from sale of premises and equipment	18	50
Proceeds from sale of other real estate owned	—	417
Proceeds from cash value of bank owned life insurance	401	256
Net cash acquired in acquisition of Touchstone Bank	70,243	—
Net (increase) in loans	(20,869)	(51,888)
Net cash provided by (used in) investing activities	$ 136,826	$ (34,345)

See Notes to Consolidated Financial Statements

FIRST NATIONAL CORPORATION
Consolidated Statements of Cash Flows
(Continued)
Years Ended December 31, 2024 and 2023
(in thousands)

	2024	2023
Cash Flows from Financing Activities		
Net (decrease) in demand deposits and savings accounts	$ (7,838)	$ (63,106)
Net increase in time deposits	23,073	55,586
(Decrease) increase in other borrowings	(50,000)	50,000
Cash dividends paid on common stock, net of reinvestment	(4,038)	(3,596)
Repurchase of common stock, stock incentive plan	(106)	(568)
Repurchase of common stock, stock repurchase plan	—	(114)
Net cash (used in) provided by financing activities	$ (38,909)	$ 38,202
Increase in cash and cash equivalents	$ 75,713	$ 20,247
Cash and Cash Equivalents		
Beginning	87,161	66,914
Ending	$ 162,874	$ 87,161
Supplemental Disclosures of Cash Flow Information		
Cash payments for:		
Interest	$ 23,202	$ 9,355
Income taxes	$ 2,080	$ 3,426
Supplemental Disclosures of Noncash Transactions		
Unrealized gain (losses) on securities available for sale	$ (1,469)	$ 3,318
Change in fair value of cash flow hedges	$ 202	$ (191)
Lease liabilities arising from obtaining right-of-use assets during the period	$ 2,083	$ —
Transfer from loans to other real estate owned	$ 53	$ —
Issuance of common stock, dividend reinvestment plan	$ 179	$ 161
Supplemental Disclosures of Noncash Transactions Related to Acquisitions		
Assets acquired	$ 594,073	$ —
Liabilities assumed	$ 614,607	$ —

See Notes to Consolidated Financial Statements

FIRST NATIONAL CORPORATION
Consolidated Statements of Changes in Shareholders' Equity
Years Ended December 31, 2024 and 2023
(in thousands, except share and per share data)

	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2022	$ 7,831	$ 32,716	$ 90,284	$ (22,471)	$ 108,360
Adoption of new accounting standard (ASU 2016-13)	—	—	(1,953)	—	(1,953)
Net income	—	—	9,624	—	9,624
Other comprehensive (loss)	—	—	—	3,765	3,765
Cash dividends on common stock ($0.60 per share)	—	—	(3,757)	—	(3,757)
Stock-based compensation	—	753	—	—	753
Issuance of 9,214 shares common stock, dividend reinvestment plan	12	149	—	—	161
Issuance of 33,002 shares common stock, stock incentive plan	41	(41)	—	—	—
Repurchase of 6,495 shares common stock, stock incentive plan	(8)	(106)	—	—	(114)
Repurchase of 37,532 shares common stock, stock repurchase plan	(47)	(521)	—	—	(568)
Balance, December 31, 2023	$ 7,829	$ 32,950	$ 94,198	$ (18,706)	$ 116,271

	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2023	$ 7,829	$ 32,950	$ 94,198	$ (18,706)	$ 116,271
Net income	—	—	6,966	—	6,966
Other comprehensive income	—	—	—	14	14
Cash dividends on common stock ($0.605 per share)	—	—	(4,217)	—	(4,217)
Shares issued to shareholders of Touchstone Bankshares, Inc., net of costs (2,673,640 shares)	3,342	43,447	—	—	46,789
Stock-based compensation	—	635	—	—	635
Issuance of 9,307 shares common stock, dividend reinvestment plan	12	167	—	—	179
Issuance of 33,037 shares common stock, stock incentive plan	41	(41)	—	—	—
Repurchase of 5,356 shares common stock, stock incentive plan	(6)	(100)	—	—	(106)
Balance, December 31, 2024	$ 11,218	$ 77,058	$ 96,947	$ (18,692)	$ 166,531

See Notes to Consolidated Financial Statements

FIRST NATIONAL CORPORATION
Notes to Consolidated Financial Statements

Note 1. Nature of Banking Activities and Significant Accounting Policies

First National Corporation (the Company) is the bank holding company of First Bank (the Bank). The Company also owns First National (VA) Statutory Trust II (Trust II), and First National (VA) Statutory Trust III (Trust III and, together with Trust II, the Trusts). The Trusts were formed for the purpose of issuing redeemable capital securities, commonly known as trust preferred securities and are not included in the Company's consolidated financial statements in accordance with authoritative accounting guidance because management has determined that the Trusts qualify as variable interest entities. The Bank owns First Bank Financial Services, Inc., which invests in entities that provide title insurance and investment services. The Bank owns Shen-Valley Land Holdings, LLC and ESF, LLC which were formed to hold other real estate owned and future office sites. The Bank offers loan, deposit, and wealth management products and services in the Shenandoah Valley, south-central regions of Virginia, the Roanoke Valley, the Richmond MSA, and in northern North Carolina. Loan products and services include consumer loans, residential mortgages, home equity loans, and commercial loans. Deposit products and services include checking accounts, treasury management solutions, savings accounts, money market accounts, certificates of deposit, and individual retirement accounts. Wealth management services include estate planning, investment management of assets, trustee under an agreement, trustee under a will, individual retirement accounts, and estate settlement. The Bank offers other services, including internet banking, mobile banking, remote deposit capture, and other traditional banking services.

On October 1, 2024, the Company completed the acquisition of Touchstone Bankshares, Inc. (Touchstone). Touchstone's results of operations are included in the Company's consolidated results since the date of acquisition.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to accepted practices within the banking industry.

Principles of Consolidation

The consolidated financial statements of First National Corporation include the accounts of all six companies. All material intercompany balances and transactions have been eliminated in consolidation, except for balances and transactions related to the Trusts. The subordinated debt of these Trusts is reflected as a liability of the Company.

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that require the most subjective or complex judgments relate to the allowance for credit losses, loans acquired in a business combination, and goodwill.

Significant Group Concentrations of Credit Risk

Most of the Company's activities are with customers located within the Shenandoah Valley, south-central regions of Virginia, the Roanoke Valley, the Richmond MSA, and in northern North Carolina. The types of lending that the Company engages in are included in Note 4. The Company has a concentration of credit risk in commercial real estate but does not have a significant concentration to any one customer or industry.

Acquisition Accounting

The Company accounts for mergers and acquisitions that qualify as a business combination under ASC 805, *Business Combinations*, which requires the use of the acquisition method of accounting. Under the acquisition method, we record all identifiable assets acquired, including intangible assets and the liabilities assumed at their fair values as of the acquisition date. If the purchase price exceeds that of the net assets acquired, an unidentified intangible asset (goodwill) is recorded. If the purchase price is determined to be less than that of the net assets acquired at fair value, a bargain purchase gain is recorded in results of operations. Determining fair values of net assets acquired often involves estimates based on third-party valuations, such as appraisals or internal valuations based on discounted cash flow analysis or other valuation techniques. These methodologies are inherently subjective and involve significant assumptions, adjustments, and judgement around the selection of assumptions including, among others, discount rates, future expected cash flows, market conditions, and other future events that are highly subjective in nature and subject to change. The determination of the useful lives over which an intangible asset will be amortized is also subjective. While the selected fair values represent our best estimate of fair value as of the acquisition date, these estimates are inherently uncertain. In addition, the acquisition method of accounting allows for a measurement period to adjust acquisition accounting for up to one year after the acquisition date, for new information that existed at the acquisition date but may not have been known or available at that time. For further information, refer to Note 2 "Acquisitions" in Part I, Item 1 of this Annual Report.

Acquired loans are recorded at their fair value at acquisition date without carryover of the acquiree's previously established ACLL, as credit discounts are included in the determination of fair value. The fair value of the loans is determined using market participant assumptions in estimating the amount and timing of both principal and interest cash flows expected to be collected on the loans and then applying a market-based discount rate to those cash flows. During evaluation upon acquisition, acquired loans are also classified as either PCD or Non-PCD. Acquired loans are subject to the Company's ACLL policy upon acquisition.

For Non-PCD loans, the difference between the fair value and unpaid principal balance of the loan at acquisition date (premium or discount) is amortized or accreted into interest income over the life of the loans in accordance with ASC 310-20, *Receivables – Nonrefundable Fees and Other Costs*. If the acquired performing loan has revolving privileges, it is accounted for using the straight-line method; otherwise, the effective interest method is used.

PCD loans are loans that have experienced more-than-insignificant credit deterioration since origination. PCD loans are recorded at the purchase price plus the initial allowance for credit losses. An ACLL is determined using the same methodology as other loans held for investment (LHFI). The sum of the loan's purchase price and ACLL becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized into interest income over the life of the loan under ASC 310-20, *Receivables – Nonrefundable Fees and Other Costs*. If the loan has revolving privileges, the discount/premium is amortized/accreted using the straight-line method; otherwise, the effective interest method is used. Subsequent changes to the ACLL are recorded through provision expense.

Goodwill and Other Intangible Assets

Goodwill arises from business combinations and is determined as the excess fair value of the consideration transferred over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized but tested for impairment at least annually or more frequently if events and circumstances exist that indicate that a goodwill impairment test should be performed. The Company has selected June 30 as the date to perform the annual impairment test. Intangible assets with finite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on the balance sheet.

Other intangible assets consist of core deposit intangible assets arising from whole bank and branch acquisitions and are amortized on an accelerated method over their estimated useful lives, which range from 6 to 10 years.

Bargain Purchase Gain

A bargain purchase arises when the fair value of the net assets acquired in a business combination exceeds the consideration transferred, resulting in a gain being recorded by the acquirer. The Company recognized the gain as income on the date of acquisition in noninterest income.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company has defined cash equivalents as those amounts included in the balance sheet captions "Cash and due from banks" and "Interest-bearing deposits in banks."

Securities

Investments in debt securities with readily determinable fair values are classified as either held to maturity (HTM), available for sale (AFS), or trading based on management's intent. Currently, all of the Company's debt securities are classified as either AFS or HTM. Equity investments in the FHLB, the Federal Reserve Bank of Richmond, and Community Bankers Bank are separately classified as restricted securities and are carried at cost. AFS securities are carried at estimated fair value with the corresponding unrealized gains and losses excluded from earnings and reported in other comprehensive income (loss), and HTM securities are carried at amortized cost. When an individual AFS security is sold, the Company releases the income tax effects associated with the AFS security from accumulated other comprehensive income (loss). Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains or losses on the sale of securities are recorded on the trade date using the amortized cost of the specific security sold.

Transfers of debt securities into the held to maturity classification from the available for sale classification are made at fair value on the date of transfer. The unrealized holding gain or loss on the date of the transfer is reported in accumulated other comprehensive loss and in the carrying value of the held to maturity securities. Such amounts are amortized over the remaining contractual lives of the securities. The net impact to income from the amortization and accretion of the unrealized loss at date of transfer is zero. Equity securities with readily determinable fair values are carried at fair value, with changes in fair value reported in net income. Any equity securities without readily determinable fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments. Restricted equity securities are carried at cost and are periodically evaluated for impairment based on the ultimate recovery of par value. The entirety of any impairment on equity securities is recognized in earnings.

The Company evaluates the fair value and credit quality of its AFS securities on at least a quarterly basis. In the event the fair value of a security falls below its amortized cost basis, the security is evaluated to determine whether the decline in value was caused by changes in market interest rates or security credit quality. The primary indicators of credit quality for the Company's AFS portfolio are security type and credit rating, which are influenced by a number of security-specific factors that may include obligor cash flow, geography, seniority, structure, credit enhancement, and other factors.

If unrealized losses are related to credit quality, the Company estimates the credit related loss by evaluating the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis of the security and a credit loss exists, an ACL is recorded for the credit loss, limited by the amount that the fair value is less than

The Company evaluates the credit risk of its HTM securities on at least a quarterly basis. The Company estimates expected credit losses on HTM debt securities on an individual basis based on the probability of default/loss given default methodology. The primary indicators of credit quality for the Company's HTM portfolio are security type and credit rating, which is influenced by a number of factors including obligor cash flow, geography, seniority, and others. The majority of the Company's HTM securities with credit risk are obligations of states and political subdivisions.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated fair value. The Company, through its banking subsidiary, requires a firm purchase commitment from a permanent investor before loans held for sale can be closed, thus limiting interest rate risk. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

The Bank enters into commitments to originate mortgage loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. The period of time between issuance of a loan commitment and closing and sale of the loan generally ranges from 30 to 60 days. The Bank protects itself from changes in interest rates through the use of best efforts forward delivery commitments, whereby the Bank commits to sell a loan at the time the borrower commits to an interest rate with the intent that the buyer has assumed interest rate risk on the loan. As a result, the Bank is not exposed to losses nor will it realize significant gains related to its rate lock commitments due to changes in interest rates. The correlation between the rate lock commitments and the best efforts contracts is very high due to their similarity.

The market value of rate lock commitments and best efforts contracts is not readily ascertainable with precision because rate lock commitments and best efforts contracts are not actively traded in stand-alone markets. The Bank determines the fair value of rate lock commitments and best efforts contracts by measuring the change in the value of the underlying asset while taking into consideration the probability that the rate lock commitments will close. Because of the high correlation between rate lock commitments and best efforts contracts, no gain or loss occurs on the rate lock commitments.

Loans

The Company, through its banking subsidiary, grants mortgage, commercial, and consumer loans to customers. The Bank segments its loan portfolio into real estate loans, commercial and industrial loans, and consumer and other loans. Real estate loans are further divided into the following classes: Construction and Land Development; 1-4 Family Residential; and Other Real Estate Loans. Descriptions of the Company's loan classes are as follows:

Real Estate Loans – Construction and Land Development: The Company originates construction loans for the acquisition and development of land and construction of commercial buildings, condominiums, townhomes, and one-to-four family residences.

Real Estate Loans – 1-4 Family: This class of loans includes loans secured by one-to-four family homes. In addition to traditional residential mortgage loans secured by a first or junior lien on the property, the Bank offers home equity lines of credit.

Real Estate Loans – Other: This loan class consists primarily of loans secured by various types of commercial real estate typically in the Bank's market area, including multi-family residential buildings, office and retail buildings, industrial and warehouse buildings, hotels, and religious facilities.

Commercial and Industrial Loans: Commercial loans may be unsecured or secured with non-real estate commercial property. The Company's banking subsidiary makes commercial loans to businesses located within its market area and also to businesses outside of its market area through loan participations with other financial institutions and through the purchase of commercial loans through third party lending programs. Loans originated under the SBA's PPP are also included in this loan class.

Consumer and Other Loans: Consumer loans include all loans made to individuals for consumer or personal purposes. They include new and used automobile loans, unsecured loans, and lines of credit. The Company's banking subsidiary makes consumer loans to individuals located within its market area and also to individuals outside of its market through the purchase of loans from another financial institution.

A substantial portion of the loan portfolio is represented by residential and commercial loans secured by real estate throughout the Bank's market area. The ability of the Bank's debtors to honor their contracts may be impacted by the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances less the ACLL and any deferred fees or costs on originated loans. Interest income is accrued and credited to income based on the unpaid principal balance. Loan origination fees, net of certain origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method. Interest income includes amortization of purchase premiums and discounts, recognized evenly over the life of the loans.

A loan's past due status is based on the contractual due date of the most delinquent payment due. Loans are generally placed on non-accrual status when the collection of principal or interest is 90 days or more past due, or earlier, if collection is uncertain based on an evaluation of the net realizable value of the collateral and the financial strength of the borrower. Loans greater than 90 days past due may remain on accrual status if management determines it has adequate collateral to cover the principal and interest. For those loans that are carried on non-accrual status, payments are first applied to principal outstanding. A loan may be returned to accrual status if the borrower has demonstrated a sustained period of repayment performance in accordance with the contractual terms of the loan and there is reasonable assurance the borrower will continue to make payments as agreed. These policies are applied consistently across the loan portfolio.

All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. When a loan is returned to accrual status, interest income is recognized based on the new effective yield to maturity of the loan.

Any unsecured loan that is deemed uncollectible is charged-off in full. Any secured loan that is considered by management to be uncollectible is partially charged-off and carried at the fair value of the collateral less estimated selling costs. This charge-off policy applies to all loan segments.

Loans Acquired through Third Party Lending Programs

The loan portfolio includes commercial and industrial loans that were originated by a third-party and were acquired at premiums. Premiums on performing loans are amortized into interest income and fees on loans over the life of the loans using the effective interest method. Premiums on non-performing loans are not amortized into interest income and fees on loans after loans are placed on non-accrual status and are included in the calculation of specific reserve component of the allowance for credit losses on loans for individually analyzed loans.

Allowance for Credit Losses - Held-to-Maturity Securities

The Company estimates expected credit losses on held-to-maturity securities on an individual basis based on a Probability of Default/Loss Given Default ("PD/LGD") methodology primarily using security-level credit ratings. The primary indicators of credit quality for the Company's held-to-maturity portfolio are security type and credit ratings, which are influenced by a number of factors including obligor cash flow, geography, seniority, among other factors. The Company's held-to-maturity securities with credit risk are municipal bonds and corporate debt securities. All other held-to-maturity securities are covered by the explicit or implied guarantee of the United States government or one if its agencies.

Changes in the allowance for credit loss are recorded as provision for (or recovery of) credit losses in the Consolidated Statements of Income. During the year ended December 31, 2024, the Company recorded a recovery of credit losses on held-to-maturity securities of $12 thousand. The allowance for credit losses on held-to-maturity securities was $95 thousand and $107 thousand at December 31, 2024 and 2023, respectively.

Allowance for Credit Losses – Available-for-Sale Securities

Management evaluates all available-for-sale securities in an unrealized loss position on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. If the Company has the intent to sell the security or it is more likely than not that the Company will be required to sell the security, the security is written down to fair value and the entire loss is recorded in earnings.

If either of the above criteria is not met, the Company evaluates whether the decline in fair value is the result of credit losses or other factors. In making the assessment, the Company may consider various factors including the extent to which fair value is less than amortized cost, downgrades in the ratings of the security by a rating agency, the failure of the issuer to make scheduled interest or principal payments and adverse conditions specific to the security. If the assessment indicates that a credit loss exists, the present value of cash flows expected to be collected are compared to the amortized cost basis of the security and any deficiency is recorded as an allowance for credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any amount of unrealized loss that has not been recorded through an allowance for credit loss is recognized in other comprehensive income (loss).

Changes in the allowance for credit loss are recorded as a provision for (or recovery of) credit losses in the Consolidated Statements of Income. Losses are charged against the allowance for credit loss when management believes an available-for-sale security is confirmed to be uncollectible or when either of the criteria regarding intent or requirement to sell is met. There was no allowance for credit loss related to the available-for-sale portfolio at December 31, 2024 and 2023.

Accrued interest receivable on available-for-sale securities totaled $836 thousand and $769 thousand at December 31, 2024 and 2023, respectively and was excluded from the estimate of credit losses.

Allowance for Credit Losses - Loans

The allowance for loan credit losses represents an amount which, in management's judgement, is adequate to absorb the lifetime expected losses that may be sustained on outstanding loans at the balance sheet date based on the evaluation of the size and current risk characteristics of the loan portfolio, past events, current conditions, reasonable and supportable forecasts of future economic conditions, and prepayment experience. The allowance for loan credit losses is measured and recorded upon the initial recognition of a financial asset. The allowance for loan credit losses is reduced by charge-offs, net of recoveries of previous losses, and is increased or decreased by a provision for (or recovery of) credit losses, which is recorded in the Consolidated Statement of Income.

The Company is utilizing a discounted cash flow model to estimate its current expected credit losses. For the purposes of calculating its quantitative reserves, the Company has segmented its loan portfolio based on loans which share similar risk characteristics. Within the quantitative portion of the calculation, the Company utilizes at least one or a combination of loss drivers, which may include unemployment rates, home price indices, and/or gross domestic product ("GDP"), to adjust its loss rates over a reasonable and supportable forecast period of one year. A straight-line reversion technique is used for the following eight quarters, at which time the Company reverts to historical averages. To further adjust the allowance for credit losses for expected losses not already included within the quantitative component of the calculation, the Company may consider qualitative factors, including but not limited to: variability in the economic forecast, changes in volume and severity of adversely classified loans, changes in concentrations of credit, changes in the nature and volume of the loan segments, factors related to credit administration, and other idiosyncratic risks not embedded in the data used in the model.

Loans that do not share risk characteristics are evaluated on an individual basis. The Company designates individually evaluated loans on nonaccrual status as collateral dependent loans, as well as other loans that management of the Company designates as having higher risk and loans for which the repayment is expected to be provided substantially through the operation or sale of the collateral. These loans do not share common risk characteristics and are not included within the collectively evaluated loans for determining the allowance for credit losses. Under CECL, for collateral dependent loans, the Company has adopted the practical expedient to measure the allowance for credit losses based on the fair value of collateral. The allowance for credit losses is calculated on an individual loan basis based on the shortfall between the fair value of the loan's collateral, which is adjusted for liquidation costs/discounts, and amortized cost. If the fair value of the collateral exceeds the amortized cost, no allowance is required.

The adoption of CECL did not result in a significant change to any other credit risk management and monitoring processes, including identification of past due or delinquent borrowers, nonaccrual practices or charge-off policy.

Allowance for Credit Losses – Unfunded Commitments

Financial Instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit issued to meet customer financing needs. The Company's exposure to credit losses in the event of nonperformance by the other party to the financial instrument for off-balance sheet loan commitments is represented by the contractual amount of those instruments. Such financial instruments are recorded when they are funded.

The Company records all allowance for credit losses on off-balance sheet credit exposures, unless the commitments to extend credit are unconditionally cancelable, through a charge to provision for (or recovery of) credit losses in the Consolidated Statement of Income. The allowances for credit losses on off-balance sheet credit exposures is estimated by loan segment at each balance sheet date under the current expected credit losses model using the same methodology as the loan portfolio, taking into consideration the likelihood that funding will occur as well as any third-party guarantees. The allowance for unfunded commitments is included in other liabilities on the Company's consolidated balance sheet.

Accrued Interest Receivable

The Company has elected to exclude the accrued interest from the amortized cost basis in its determination of the allowance for credit losses for both loans and held-to-maturity securities, as well as elected the policy to write-off accrued interest receivable directly through the reversal of interest income. Accrued interest receivable totaled $4.8 million and $3.3 million on loans and $423 thousand and $570 thousand on held-to-maturity securities at December 31, 2024 and 2023, respectively, and is included in "Accrued Interest Receivable" on the Company's Consolidated Balance Sheets.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost, less accumulated depreciation and amortization. Premises and equipment are depreciated over their estimated useful lives ranging from three years to forty years; leasehold improvements are amortized over the lives of the respective leases or the estimated useful life of the leasehold improvement, whichever is less. Software is amortized over its estimated useful life ranging from three to seven years. Depreciation and amortization are recorded on the straight-line method.

Costs of maintenance and repairs are charged to expense as incurred. Costs of replacing structural parts of major units are considered individually and are expensed or capitalized as the facts dictate. Gains and losses on routine dispositions are reflected in current operations.

Leases

Lease liabilities represent the Company's obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. Cash flows are discounted at the Company's incremental borrowing rate in effect at the commencement date of the lease. Right-of-use assets represent the Company's right to use the underlying asset for the lease term and are calculated as the sum of the lease liability and, if applicable, prepaid rent, initial direct costs, and any incentives received from the lessor.

Lease payments for short-term leases are recognized as lease expense on a straight-line basis over the lease term, or for variable lease payments, in the period in which the obligation was incurred. Payments for leases with terms longer than twelve months are included in the determination of the lease liability. Payments may be fixed for the term of the lease or variable. If the lease agreement provides a known escalator, such as a specified percentage increase per year or a stated increase at a specified time, the variable payment is included in the cash flows used to determine the lease liability. If the variable payment is based upon an unknown escalator, such as the consumer price index at a future date, the increase is not included in the cash flows used to determine the lease liability. Three of the Company's leases provide known escalators that are included in the determination of the lease liability. The remaining leases do not have variable payments during the term of the lease.

Other Real Estate Owned

Other real estate owned (OREO) consists of properties obtained through a foreclosure proceeding or through an in-substance foreclosure in satisfaction of loans and properties originally acquired for branch operations or expansion but no longer intended to be used for that purpose. OREO is initially recorded at fair value less estimated costs to sell to establish a new cost basis. OREO is subsequently reported at the lower of cost or fair value less costs to sell, determined on the basis of current appraisals, comparable sales, and other estimates of fair value obtained principally from independent sources, adjusted for estimated selling costs. Management also considers other factors or recent developments, such as changes in absorption rates or market conditions from the time of valuation and anticipated sales values considering management's plans for disposition, which could result in adjustments to the collateral value estimates indicated in the appraisals. Significant judgments and complex estimates are required in estimating the fair value of other real estate owned, and the period of time within which such estimates can be considered current is significantly shortened during periods of market volatility. In response to market conditions and other economic factors, management may utilize liquidation sales as part of its distressed asset disposition strategy. As a result of the significant judgments required in estimating fair value and the variables involved in different methods of disposition, the net proceeds realized from sales transactions could differ significantly from appraisals, comparable sales, and other estimates used to determine the fair value of other real estate owned. Management reviews the value of other real estate owned each quarter, if any, and adjusts the values as appropriate. Revenue and expenses from operations and changes in the valuation allowance are included in other real estate owned expense.

Bank-Owned Life Insurance

The Company owns insurance on the lives of a certain group of key employees. The policies were purchased to help offset the increase in the costs of various fringe benefit plans, including healthcare. The cash surrender value of these policies is included as an asset on the consolidated balance sheets, and any increase in cash surrender value is recorded as income from bank owned life insurance on the consolidated statements of income. In the event of the death of an insured individual under these policies, the Company receives a death benefit which is also recorded as income from bank owned life insurance. The Company is exposed to credit risk to the extent an insurance company is unable to fulfill its financial obligations under a policy.

Derivative Financial Instruments

The Company recognizes derivative financial instruments at fair value as either an other asset or other liability in its Consolidated Balance Sheets. The Company's derivative financial instruments are comprised of interest rate swaps that qualify and are designated as cash flow hedges on the Company's junior subordinated debt. Gains or losses on the Company's cash flow hedges are reported as a component of other comprehensive income, net of deferred income taxes, and reclassified into earnings in the same period(s) during which the hedged transactions affect earnings. The Company's derivative financial instruments are described more fully in Note 25.

Stock Based Compensation

Compensation cost is recognized for restricted stock units and other stock awards issued to employees and directors based on the fair value of the awards at the date of grant. The market price of the Company's common stock at the date of grant is used to estimate the fair value of restricted stock units and other stock awards.

Retirement Plans

Employee 401(k) and profit sharing plan expense is the amount of matching contributions and Bank discretionary matches.

Transfers of Financial Assets

Transfers of financial assets, including loan participations, are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

Income Taxes

Deferred income tax assets and liabilities are determined using the asset and liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Deferred taxes are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying consolidated balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. There was no liability for unrecognized tax benefits recorded as of December 31, 2024 and 2023. Interest and penalties associated with unrecognized tax benefits, if any, are classified as additional income taxes in the consolidated statements of income.

Segments

Operating segments as defined by ASC 280, Segment Reporting, are components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The Company operates through two reportable operating segments: banking and wealth management. The accounting policies of operating segments are the same as those described elsewhere in this footnote. See Note 26 for further discussion of the Company's operating segments.

Wealth Management Department

Securities and other property held by the wealth management department in a fiduciary or agency capacity are not assets of the Company and are not included in the accompanying consolidated financial statements.

Earnings Per Common Share

Basic earnings per common share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to restricted stock units and are determined using the treasury method. See Note 15 for further information regarding earnings per common share.

Advertising Costs

The Company follows the policy of charging the production costs of advertising to expense as incurred. Total advertising expense incurred for 2024 and 2023 was $639 thousand and $573 thousand, respectively.

Comprehensive Income (Loss)

Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities and changes in fair values of cash flow hedges, are reported as a separate component of the equity section of the consolidated balance sheets, such items, along with net income, are components of comprehensive income (loss).

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable, and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the consolidated financial statements.

Adoption of New Accounting Pronouncements

Adoption of New Accounting Standards – In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." The amendments in this ASU are intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. This ASU requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (CODM), an amount for other segment items by reportable segment and a description of its composition, all annual disclosures about a reportable segment profit or loss and assets currently required by FASB ASU Topic 280 in interim periods, and the title and position of the CODM and how the CODM uses the reported measures. Additionally, this ASU requires that at least one of the reported segment profit and loss measures should be the measure that is most consistent with the measurement principles used in an entity's consolidated financial statements. Lastly, this ASU requires public business entities with a single reportable segment to provide all disclosures required by these amendments in this ASU and all existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively. ASU 2023-07 did not have a material impact on the Company's financial condition or results of operations but did result in additional disclosures. For further information, refer to Note 26 "Segment Reporting" in this Form 10-K.

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." ASU 2024-03 requires public companies to disclose, in the notes to the financial statements, specific information about certain costs and expenses at each interim and annual reporting period. This includes disclosing amounts related to employee compensation, depreciation, and intangible asset amortization. In addition, public companies will need to provide qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. The FASB subsequently issued ASU 2025-01, "Income Statement— Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date", which amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in ASU 2024-03 in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of ASU 2024-03 is permitted. Implementation of ASU 2024-03 may be applied prospectively or retrospectively. The Company does not expect the adoption of ASU 2024-03 to have a material impact on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." The amendments in this ASU require an entity to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold, which is greater than five percent of the amount computed by multiplying pretax income by the entity's applicable statutory rate, on an annual basis. Additionally, the amendments in this ASU require an entity to disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes and the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions that are equal to or greater than five percent of total income taxes paid (net of refunds received). Lastly, the amendments in this ASU require an entity to disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) from continuing operations disaggregated by federal, state, and foreign. This ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied on a prospective basis; however, retrospective application is permitted. The Company does not expect the adoption of ASU 2023-09 to have a material impact on its consolidated financial statements.

Note 2. Acquisitions

On October 1, 2024, the Company completed its previously announced merger with Touchstone, the holding company for Touchstone Bank headquartered in Prince George, Virginia. Under the terms of the merger agreement, at the effective time of the merger, each outstanding share of Touchstone common stock was converted into 0.55 shares of the Company's common stock, resulting in 2.7 million additional shares issued, or aggregate consideration of $46.8 million, based on the closing price per share of the Company's common stock as quoted on the NASDAQ Capital Market on September 30, 2024, which was the last trading day prior to the consummation of the acquisition. With the acquisition of Touchstone, the Company acquired 12 branches, deepening its presence in central Virginia and expanding its franchise into contiguous markets in southern Virginia and northern North Carolina.

As a result of the Touchstone acquisition, the Company recognized a preliminary bargain purchase gain of $2.9 million. While the Company believes that the information available on October 1, 2024, provided a reasonable basis for estimating fair value, the Company may obtain additional information and evidence during the measurement period that could result in changes to the estimated fair value amounts and associated bargain purchase gain recorded. Valuations subject to change include, but are not limited to: Loans, identified intangible assets, certain deposits, borrowings, income taxes, and certain other assets and liabilities. Subsequent adjustments, if necessary, will be reflected in future filings. The following table provides a preliminary assessment of the consideration transferred and the fair value of the assets acquired, and liabilities assumed as of the date of the acquisition (dollars in thousands).

Purchase price consideration:		
Fair value of shares of the Company's common stock	$	46,789
Cash paid for fractional shares		10
Total Purchase Price	$	46,799
Fair value of assets acquired:		
Cash and cash equivalents	$	70,253
Securities AFS		62,166
Loans, net accretion		479,341
Premises and equipment		11,388
CDI and other intangibles		15,329
Bank owned life insurance		12,617
Other assets		13,232
Total assets	$	664,326
Fair value of liabilities assumed:		
Deposits	$	555,439
Short-term borrowings		39,305
Subordinated debt		16,176
Other liabilities		3,687
Total liabilities	$	614,607
Fair value of net assets acquired	$	49,719
Preliminary bargain purchase gain	$	2,920

The Company assessed the fair value based on the following methods for the significant assets acquired and liabilities assumed:

Cash and cash equivalents: The fair value was determined to approximate the carrying amount based on the short-term nature of these assets.

Securities AFS: The fair value of the investment portfolio was based on quoted market prices and dealer quotes and pricing obtained from independent pricing services

Loans: Fair values for loans were estimated using a discounted cash flow analysis that considered factors including loan type, interest rate type, prepayment speeds, duration, and current discount rates. The discount rates used for loans were based on current market rates for new originations of comparable loans and factored in adjustments for any expected liquidity events. Expected cash flows were derived using inputs that considered estimated credit losses and prepayments.

Premises and equipment: The fair value of bank premises and equipment held for use was valued by obtaining recent market data for similar property types with adjustments for characteristics of individual properties.

Core Deposit Intangibles, net: Core Deposit Intangibles (CDI) represents the future economic benefit of acquired customer deposits. The fair value of the CDI asset was estimated based on a discounted cash flow methodology that incorporated expected customer attrition rates, cost of deposit base, net maintenance cost associated with customer deposits, and the cost for alternative funding sources. The discount rates used were based on market rates.

Bank Owned Life Insurance (BOLI): The fair value of BOLI is carried at its current cash surrender value, which is the most reasonable estimate of fair value.

Deposits: The fair value of interest bearing and non-interest bearing deposits is the amount payable on demand at the acquisition date. The fair value of time deposits was estimated using a discounted cash flow calculation that includes a market rate analysis of the current rates offered by market participants for certificates of deposits that mature in the same period.

Other Borrowings: Acquired other borrowings consisted of FHLB short term borrowings. The fair value of the short-term borrowings was based on the immediate repayment of the advances on Day 2.

Subordinated Debt: The fair values of the Company's subordinated debt holdings were estimated using discounted cash flow analyses, based on the current incremental borrowing rates for similar types of borrowing arrangements.

The following table presents for illustrative purposes only certain pro forma information as if the Company had acquired Touchstone on January 1, 2023. These results combine the historical results of Touchstone in the Company's Consolidated Statements of Income and while certain adjustments were made for the estimated impact of certain fair value adjustments and other acquisition-related activity, they are not indicative of what would have occurred had the acquisition taken place on January 1, 2023. No adjustments have been made to the pro-forma results regarding possible revenue enhancements, provision for credit losses, or expense efficiencies. Pro forma adjustments below include the net impact of Touchstone's accretion and the elimination of merger-related costs, as disclosed below. The Company expects to achieve further operating cost savings and other business synergies as a result of the acquisition, which are not reflected in the pro forma amounts below (dollars in thousands):

| (unaudited) | Pro forma Twelve Months Ended At December 31, | |
	2024[2][3]	2023[3]
Total revenues [1]	$ 86,533	$ 82,046
Net income available to common shareholders [3]	$ 14,965	$ 14,595
Earnings per share	$ 1.67	$ 1.63

[1] *Includes net interest income and noninterest income.*
[2] *Includes the net impact of Touchstone's accretion adjustments of $394 thousand and $1.6 million for the twelve months ended December 31, 2024 and 2023.*
[3] *For the twelve months ended December 31, 2024, and 2023, excludes merger-related costs associated with the acquisition of Touchstone as noted below.*

Merger-related costs associated with the acquisition of Touchstone were $8.1 million and none for the years ended December 31, 2024, and 2023, respectively. Such costs include legal and accounting fees, lease and contract termination expenses, system conversion, and employee severances, which have been expensed as incurred. Such costs include employee severance, professional fees, system conversion, and lease and contract termination expenses, which have been expensed as incurred, and are recorded in "Merger-related costs" on the Company's Consolidated Statements of Income.

Fair Value Premiums and Discounts

The net effect of the amortization and accretion of premiums and discounts associated with the Company's acquisition accounting adjustments, which includes previous acquisitions in addition to Touchstone, had the following impact on the Consolidated Statements of Income during the years ended December 31, 2024 and 2023 (dollars in thousands):

	For the years ended December 31,	
	2024	2023
Loans (1)	$ 711	$ 822
Buildings (2)	(15)	(15)
Core deposit intangible (3)	(1,718)	(1,749)
Subordinated Debt (4)	(307)	(445)
Time deposits (5)	(49)	1,226
Net impact to income before taxes	$ (1,378)	$ (161)

(1)   Loan acquisition-related fair value adjustments accretion is included in "Interest and fees on loans" in the "Interest and dividend income" section of the Company's Consolidated Statements of Income.

(2)   Building and lease acquisition-related fair value adjustments amortization is included in "Occupancy expenses" in the "Noninterest expense" section of the Company's Consolidated Statements of Income.

(3)   Core deposit and other intangible premium amortization is included in "Amortization expense" in the "Noninterest expense" section of the Company's Consolidated Statements of Income.

(4)   Borrowings acquisition-related fair value adjustments (accretion) amortization is included in "Interest on subordinated debt" in the "Interest Expense" section of the Company's Consolidated Statements of Income.

(5)   Certificate of deposit acquisition-related fair value adjustments (accretion) amortization is included in "Interest on deposits" in the "Interest expense" section of the Company's Consolidated Statements of Income.

Note 3. Securities

The Company invests in U.S. Treasury securities, U.S. agency and mortgage-backed securities, obligations of states and political subdivisions, and corporate debt securities. Amortized costs and fair values of securities at December 31, 2024 and 2023 were as follows (in thousands):

		2024								
		Amortized Cost		Gross Unrealized Gains		Gross Unrealized (Losses)		Fair Value		Allowance for Credit Losses
Securities available for sale:										
U.S. Treasury securities	$	12,483	$	—	$	(795)	$	11,688	$	—
U.S. agency and mortgage-backed securities		110,480		57		(12,498)		98,039		—
Obligations of states and political subdivisions		62,954		5		(8,839)		54,120		—
Total securities available for sale	$	185,917	$	62	$	(22,132)	$	163,847	$	—
Securities held to maturity:										
U.S. Treasury securities	$	9,632	$	—	$	(125)	$	9,507	$	—
U.S. agency and mortgage-backed securities		86,555		—		(9,282)		77,273		—
Obligations of states and political subdivisions		10,649		8		(1,112)		9,545		—
Corporate debt securities		3,000		—		(450)		2,550		(95)
Total securities held to maturity	$	109,836	$	8	$	(10,969)	$	98,875	$	(95)
Total securities	$	295,753	$	70	$	(33,101)	$	262,722	$	(95)

		2023								
		Amortized Cost		Gross Unrealized Gains		Gross Unrealized (Losses)		Fair Value		Allowance for Credit Losses
Securities available for sale:										
U.S. Treasury securities	$	12,476	$	—	$	(1,026)	$	11,450	$	—
U.S. agency and mortgage-backed securities		96,937		55		(12,192)		84,800		—
Obligations of states and political subdivisions		64,045		6		(7,444)		56,607		—
Total securities available for sale	$	173,458	$	61	$	(20,662)	$	152,857	$	—
Securities held to maturity:										
U.S. Treasury securities	$	39,085	$	—	$	(389)	$	38,696	$	—
U.S. agency and mortgage-backed securities		94,617		—		(8,992)		85,625		—
Obligations of states and political subdivisions		11,649		107		(943)		10,813		—
Corporate debt securities		3,000		—		(520)		2,480		(107)
Total securities held to maturity	$	148,351	$	107	$	(10,844)	$	137,614	$	(107)
Total securities	$	321,809	$	168	$	(31,506)	$	290,471	$	(107)

Information pertaining to securities with gross unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous loss position is as follows (in thousands):

		2024									
		Less than 12 months				12 months or more				Total	
		Fair Value		Unrealized (Loss)		Fair Value		Unrealized (Loss)		Fair Value	Unrealized (Loss)
Securities available for sale:											
U.S. Treasury securities	$	—	$	—	$	11,688	$	(795)	$ 11,688	$	(795)
U.S. agency and mortgage-backed securities		23,445		(237)		67,800		(12,261)	91,245		(12,498)
Obligations of states and political subdivisions		4,839		(135)		47,776		(8,704)	52,615		(8,839)
Total securities available for sale	$	28,284	$	(372)	$	127,264	$	(21,760)	$ 155,548	$	(22,132)

	2023					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized (Loss)	Fair Value	Unrealized (Loss)	Fair Value	Unrealized (Loss)
Securities available for sale:						
U.S. Treasury securities	$ —	$ —	$ 11,450	$ (1,026)	$ 11,450	$ (1,026)
U.S. agency and mortgage-backed securities	1,281	(29)	78,800	(12,163)	80,081	(12,192)
Obligations of states and political subdivisions	4,469	(215)	47,004	(7,229)	51,473	(7,444)
Total securities available for sale	$ 5,750	$ (244)	$ 137,254	$ (20,418)	$ 143,004	$ (20,662)

The Company has evaluated AFS securities in an unrealized loss position for credit related impairment at December 31, 2024 and 2023 and concluded no impairment existed based on several factors which included: (1) the majority of these securities are of high credit quality, (2) unrealized losses are primarily the result of market volatility and increases in market interest rates, (3) the contractual terms of the investments do not permit the issuer(s) to settle the securities at a price less than the cost basis of each investment, (4) issuers continue to make timely principal and interest payments, and (5) the Company does not intend to sell any of the investments and the accounting standard of "more likely than not" has not been met for the Company to be required to sell any of the investments before recovery of its amortized cost basis.

Additionally, the majority of the Company's mortgage-backed securities are issued by FNMA, FHLMC, and GNMA and do not have credit risk given the implicit and explicit government guarantees associated with these agencies. In addition, the non-agency mortgage-backed and asset-backed securities generally received a 20% simplified supervisory formula approach rating. The Company's AFS investment portfolio is generally highly-rated or agency backed. At December 31, 2024 and 2023, all AFS securities were current with no securities past due or on non- accrual and no ACL was held against the Company's AFS securities portfolio.

At December 31, 2024 and 2023, the allowance for credit losses on held to maturity securities was $95 thousand and $107 thousand, respectively.

At December 31, 2024, there were 3 out of 3 U.S. Treasury securities, 97 out of 116 U.S. agency and mortgage-backed securities, 95 out of 98 obligations of states and political subdivisions in an unrealized loss position. One hundred percent of the Company's investment portfolio is considered investment grade. The weighted-average re-pricing term of the portfolio was 5.7 years at December 31, 2024. At December 31, 2023, there were 3 out of 3 U.S. Treasury securities, 93 out of 108 U.S. agency and mortgage-backed securities and 85 out of 99 obligations of states and political subdivisions, and one of one corporate debt securities in an unrealized loss position. One hundred percent of the Company's investment portfolio was considered investment grade at December 31, 2023. The weighted- average re-pricing term of the portfolio was 5.9 years at December 31, 2023. The unrealized losses at December 31, 2024 in the U.S. Treasury securities portfolio, U.S. agency and mortgage-backed securities portfolio, obligations of states and political subdivisions portfolio, and corporate debt securities portfolio were related to changes in market interest rates and not credit concerns of the issuers.

The amortized cost and fair value of securities at December 31, 2024 by contractual maturity are shown below (in thousands). Expected maturities of mortgage-backed securities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties.

	Available for Sale		Held to Maturity	
(in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$ 1,630	$ 1,621	$ 206	$ 204
Due after one year through five years	33,051	30,972	28,011	26,599
Due after five years through ten years	40,693	37,396	12,998	11,949
Due after ten years	110,543	93,858	68,621	60,123
	$ 185,917	$ 163,847	$ 109,836	$ 98,875

Proceeds from maturities, calls, principal payments, and sales of securities available for sale during 2024 and 2023 were $74.8 million and $12.5 million, respectively. Gross losses of $154 thousand and $2.0 million were realized on calls and sales during 2024 and 2023, respectively.

Proceeds from maturities, calls, and principal payments of securities held to maturity during 2024 and 2023 were $39.7 million and $7.6 million, respectively. There were no sales of securities from the held to maturity portfolio for the years ended December 31, 2024 or 2023. The Company did not realize any gross gains or gross losses on held to maturity securities during 2024 or 2023.

Securities having a fair value of $175.0 million and $184.4 million at December 31, 2024 and 2023 were pledged to secure public deposits and for other purposes required by law.

During the third quarter of 2022, management continued to contemplate the accounting treatment of the Company's securities portfolio. Given the rapidly rising interest rates, the resulting effects on capital and to better reflect management's intention to hold certain securities until maturity, management approved the transfer of a portion of the portfolio from the available for sale accounting treatment to the held to maturity accounting treatment. Available for sale securities with a book value of $82.2 million and an associated unrealized loss of $7.8 million were transferred to the held to maturity classification at the fair value of $74.4 million.

Federal Home Loan Bank, Federal Reserve Bank, and Community Bankers' Bank stock are generally viewed as long-term investments and as restricted securities, which are carried at cost, because there is a minimal market for the stock. Therefore, when evaluating restricted securities for impairment, their value is based on the ultimate recoverability of the par value rather than by recognizing temporary declines in value. The Company does not consider these investments to be impaired at December 31, 2024, and no impairment has been recognized.

The composition of restricted securities at December 31, 2024 and 2023 was as follows (in thousands):

	2024	2023
Federal Home Loan Bank stock	$ 1,467	$ 965
Federal Reserve Bank stock	2,010	981
Community Bankers' Bank stock	264	132
	$ 3,741	$ 2,078

The Company also holds limited partnership investments in Small Business Investment Companies (SBICs), which are included in other assets in the Consolidated Balance Sheets. The limited partnership investments are measured as equity investments without readily determinable fair values at their cost, less any impairment. The amounts included in other assets for the limited partnership investments were $2.4 million and $642 thousand at December 31, 2024 and 2023, respectively.

Credit Quality Indicators & Allowance for Credit Losses - HTM

The Company monitors the credit quality of the debt securities held to maturity through the use of credit ratings from Moody's, S&P, and Egan-Jones. The Company monitors the credit ratings on a quarterly basis. The following table summarizes the amortized cost of debt securities held to maturity at December 31, 2024, and 2023 aggregated by credit quality indicators.

(in thousands)	U.S. Treasury securities	U.S. agency and mortgage-backed securities	Obligations of states and political subdivisions	Corporate debt securities	Total Held to Maturity Securities
December 31, 2024					
Aaa	$ 9,632	$ 23,173	$ 2,487	$ —	$ 35,292
Aa1 / Aa2 / Aa3	—	—	8,162	—	8,162
Baa1 / Baa2 / Baa3	—	—	—	3,000	3,000
Not rated - Agency (1)	—	63,382	—	—	63,382
Not rated - Non Agency	—	—	—	—	—
Total	$ 9,632	$ 86,555	$ 10,649	$ 3,000	$ 109,836
December 31, 2023					
Aaa	$ 39,085	$ 22,936	$ 2,807	$ —	$ 64,828
Aa1 / Aa2 / Aa3	—	—	8,842	—	8,842
Baa1 / Baa2 / Baa3	—	—	—	3,000	3,000
Not rated - Agency (1)	—	71,681	—	—	71,681
Not rated - Non Agency	—	—	—	—	—
Total	$ 39,085	$ 94,617	$ 11,649	$ 3,000	$ 148,351

(1) *Generally considered not to have credit risk given the implied governmental guarantees associated with these agencies.*

The following table summarizes the change in the allowance for credit losses on held to maturity securities for the year ended December 31, 2024.

(in thousands)	U.S. Treasury securities		U.S. agency and mortgage-backed securities		Obligations of states and political subdivisions		Corporate debt securities		Total Held to Maturity Securities	
Balance, December 31, 2023	$	—	$	—	$	—	$	107	$	107
Provision for credit losses		—		—		—		(12)		(12)
Charge-offs of securities		—		—		—		—		—
Recoveries		—		—		—		—		—
Balance, December 31, 2024	$	—	$	—	$	—	$	95	$	95

At December 31, 2024, the Company had no securities held-to-maturity that were past due 30 days or more as to principal and interest payments. The Company had no securities held-to-maturity classified as nonaccrual as of December 31, 2024.

Note 4. Loans

Loans at December 31, 2024 and 2023 are summarized as follows (in thousands):

		2024		2023
Real estate loans:				
Construction and land development	$	84,480	$	52,680
Secured by 1-4 family residential		547,167		344,369
Other real estate		672,162		447,272
Commercial and industrial loans		141,333		113,074
Consumer and other loans		21,453		12,035
Total loans, net of deferred origination costs/fees	$	1,466,595	$	969,430
Allowance for credit losses		(16,400)		(11,974)
Loans, net	$	1,450,195	$	957,456

Net deferred loan fees included in the above loan categories were $1.3 million and $1.1 million at December 31, 2024 and 2023, respectively. Net unamortized discounts on loans acquired through business combinations included in the above loan categories totaled $14.3 million at December 31, 2024 and $1.9 million at December 31, 2023. Unamortized premiums on loans purchased from a third-party loan originator are included in the commercial and industrial loan categories and totaled $5.8 million as of December 31, 2024 and $7.9 million as of December 31, 2023. Consumer and other loans included $450 thousand and $222 thousand of demand deposit overdrafts at December 31, 2024 and 2023, respectively.

The following tables provide a summary of loan classes and an aging of past due loans as of December 31, 2024 and 2023 (in thousands):

	30-59 Days Past Due		60-89 Days Past Due		>90 Days Past Due		Total Past Due		Current		Total Loans		Non-Accrual Loans		90 Days or More Past Due and Accruing	
									December 31, 2024							
Real estate loans:																
Construction and land development	$	56	$	26	$	23	$	105	$	84,375	$	84,480	$	50	$	23
1-4 family residential		2,192		210		54		2,456		544,711		547,167		2,148		54
Other real estate		12		41		—		53		672,109		672,162		—		—
Commercial and industrial		145		373		288		806		140,527		141,333		4,773		288
Consumer and other loans		31		—		—		31		21,422		21,453		—		—
Total	$	2,436	$	650	$	365	$	3,451	$	1,463,144	$	1,466,595	$	6,971	$	365

	December 31, 2023							
	30-59 Days Past Due	60-89 Days Past Due	>90 Days Past Due	Total Past Due	Current	Total Loans	Non-Accrual Loans	90 Days or More Past Due and Accruing
Real estate loans:								
Construction and land development	$ 183	$ 4	$ 38	$ 225	$ 52,455	$ 52,680	$ 38	$ —
1-4 family residential	1,364	350	392	2,106	342,263	344,369	495	245
Other real estate	—	—	82	82	447,190	447,272	—	82
Commercial and industrial	252	316	197	765	112,309	113,074	6,230	197
Consumer and other loans	33	—	—	33	12,002	12,035	—	—
Total	$ 1,832	$ 670	$ 709	$ 3,211	$966,219	$969,430	$ 6,763	$ 524

Loans acquired in business combinations are recorded in the Consolidated Balance Sheets at fair value at the acquisition date under the acquisition method of accounting. The outstanding principal balance and the carrying amount at December 31, 2024 and 2023 of loans acquired in business combinations were as follows:

	Acquired Loans - Purchased Performing	
(Dollars in thousands)	2024	2023
Outstanding principal balance	$ 603,046	$ 164,028
Carrying amount		
Real estate loans:		
Construction and land development	$ 15,810	$ 7,851
Secured by 1-4 family residential	234,004	36,290
Other real estate loans	291,805	94,882
Commercial and industrial loans	40,885	19,611
Consumer and other loans	6,268	3,451
Total acquired loans	$ 588,772	$ 162,085

The following table presents additional information related to the acquired Touchstone loan portfolio at the acquisition date, including the initial ACL at acquisition on the PCD loans (in thousands):

	2024
PCD Loans:	
Book value of acquired loans at acquisition	$ 13,050
Initial ACL at acquisition	386
Non-credit discount at acquisition	1,413
Purchase Price	$ 14,849
Non-PCD Loans:	
Fair Value	$ 467,891
Gross contractual amounts receivable	$ 479,591
Estimate of contractual cash flows not expected to be collected	$ 8,138

There were no PCD loans at December 31, 2023.

Credit Quality Indicators

As part of the ongoing monitoring of the credit quality of the Company's loan portfolio, management tracks certain credit quality indicators including trends related to the risk grading of specified classes of loans. The Company utilizes a risk grading matrix to assign a rating to each of its loans. The loan ratings are summarized into the following categories: pass, special mention, substandard, doubtful, and loss. Pass rated loans include all risk rated credits other than those included in special mention, substandard, or doubtful. Loans classified as loss are charged-off. Loan officers assign risk grades to loans at origination and as renewals arise. The Bank's Credit Administration department reviews risk grades for accuracy on a quarterly basis and as credit issues arise. In addition, a certain amount of loans are reviewed each year through the Company's internal and external loan review process. A description of the general characteristics of the loan grading categories is as follows:

Pass – Loans classified as pass exhibit acceptable operating trends, balance sheet trends, and liquidity. Sufficient cash flow exists to service the loan. All obligations have been paid by the borrower as agreed.

Special Mention – Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or the Bank's credit position at some future date.

Substandard – Loans classified as substandard are inadequately protected by the current net worth and payment capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

Doubtful – Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. The Company considers all doubtful loans to be impaired and places the loan on non-accrual status.

Loss – Loans classified as loss are considered uncollectable and of such little value that their continuance as bankable assets is not warranted.

The following table presents the Company's recorded investment in loans by credit quality indicators by year of origination as of December 31, 2024 (in thousands).

| | December 31, 2024 | | | | | | | |
| | Term Loans by Year of Origination | | | | | | | |
	2024	2023	2022	2021	2020	Prior	Revolving	Total
Construction and land development								
Pass	$ 4,419	$ 5,401	$ 2,421	$ 5,811	$ 4,424	$ 5,419	$ 56,509	$ 84,404
Special Mention	26	—	—	—	—	—	—	26
Substandard	—	—	—	18	—	32	—	50
Doubtful	—	—	—	—	—	—	—	—
Total Construction and land development	$ 4,445	$ 5,401	$ 2,421	$ 5,829	$ 4,424	$ 5,451	$ 56,509	$ 84,480
Current period gross write-offs	$ —	$ —	$ —	$ —	$ —	$ 4	$ —	$ 4
Secured by 1-4 family residential								
Pass	$ 32,609	$ 69,884	$ 113,535	$ 99,470	$ 49,250	$ 115,032	$ 64,740	$ 544,520
Special Mention	120	—	—	—	—	83	—	203
Substandard	—	32	252	317		1,843	—	2,444
Doubtful	—	—	—	—	—	—	—	—
Total Secured by 1-4 family residential	$ 32,729	$ 69,916	$ 113,787	$ 99,787	$ 49,250	$ 116,958	$ 64,740	$ 547,167
Current period gross write-offs	$ 20	$ —	$ —	$ —	$ —	$ 18	$ —	$ 38
Other real estate loans								
Pass	$ 64,958	$ 83,725	$ 142,077	$ 120,012	$ 48,238	$ 192,869	$ 15,531	$ 667,410
Special Mention	318	—	—	—	—	4,072	—	4,390
Substandard	—	—	—	—	—	362	—	362
Doubtful	—	—	—	—	—	—	—	—
Total Other real estate loans	$ 65,276	$ 83,725	$ 142,077	$ 120,012	$ 48,238	$ 197,303	$ 15,531	$ 672,162
Current period gross write-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial and industrial								
Pass	$ 24,270	$ 24,835	$ 21,819	$ 23,086	$ 3,583	$ 12,815	$ 22,627	$ 133,035
Special Mention	430	—	1,211	—	—	513	—	2,154
Substandard	615	737	3,699	647		446	—	6,144
Doubtful	—	—	—	—	—	—	—	—
Total Commercial and industrial	$ 25,315	$ 25,572	$ 26,729	$ 23,733	$ 3,583	$ 13,774	$ 22,627	$ 141,333
Current period gross write-offs	$ 110	$ 1,275	$ 772	$ 1,519	$ 20	$ 3	$ —	$ 3,699
Consumer and other loans								
Pass	$ 5,129	$ 1,697	$ 1,437	$ 130	$ 1,306	$ 2,566	$ 8,917	$ 21,182
Special Mention	—	270	—	—	—	—	—	270
Substandard	—	—	—	—	—	1	—	1
Doubtful	—	—	—	—	—	—	—	—
Total Consumer and other loans	$ 5,129	$ 1,967	$ 1,437	$ 130	$ 1,306	$ 2,567	$ 8,917	$ 21,453
Current period gross write-offs	$ 249	$ 29	$ 9	$ 3	$ 1	$ 2	$ —	$ 293

The following table presents the Company's recorded investment in loans by credit quality indicators by year of origination as of December 31, 2023 (in thousands).

	December 31, 2023							
	Term Loans by Year of Origination							
	2024	2023	2022	2021	2020	Prior	Revolving	Total
Construction and land development								
Pass	$ 2,477	$ 2,925	$ 4,350	$ 3,450	$ 2,085	$ 2,859	$ 34,496	$ 52,642
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	38	—	38
Doubtful	—	—	—	—	—	—	—	—
Total Construction and land development	$ 2,477	$ 2,925	$ 4,350	$ 3,450	$ 2,085	$ 2,897	$ 34,496	$ 52,680
Current period gross write-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Secured by 1-4 family residential								
Pass	$ 43,029	$ 77,196	$ 64,063	$ 41,192	$ 31,509	$ 76,295	$ 10,303	$ 343,587
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	98	19	—	—	665	—	782
Doubtful	—	—	—	—	—	—	—	—
Total Secured by 1-4 family residential	$ 43,029	$ 77,294	$ 64,082	$ 41,192	$ 31,509	$ 76,960	$ 10,303	$ 344,369
Current period gross write-offs	$ —	$ 59	$ —	$ —	$ —	$ —	$ —	$ 59
Other real estate loans								
Pass	$ 51,560	$ 94,666	$ 90,089	$ 41,186	$ 36,747	$ 122,755	$ 10,269	$ 447,272
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Total Other real estate loans	$ 51,560	$ 94,666	$ 90,089	$ 41,186	$ 36,747	$ 122,755	$ 10,269	$ 447,272
Current period gross write-offs	$ —	$ —	$ —	$ —	$ —	$ 34	$ —	$ 34
Commercial and industrial								
Pass	$ 22,086	$ 26,755	$ 20,352	$ 4,102	$ 4,448	$ 8,276	$ 20,825	$ 106,844
Special Mention	—	—	—	—	—	—	—	—
Substandard	58	3,757	1,453	—	167	795	—	6,230
Doubtful	—	—	—	—	—	—	—	—
Total Commercial and industrial	$ 22,144	$ 30,512	$ 21,805	$ 4,102	$ 4,615	$ 9,071	$ 20,825	$ 113,074
Current period gross write-offs	$ 315	$ 1,121	$ 1,139	$ 624	$ —	$ 253	$ —	$ 3,452
Consumer and other loans								
Pass	$ 3,021	$ 1,203	$ 311	$ 1,471	$ 2,172	$ 14	$ 3,843	$ 12,035
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Total Consumer and other loans	$ 3,021	$ 1,203	$ 311	$ 1,471	$ 2,172	$ 14	$ 3,843	$ 12,035
Current period gross write-offs	$ 366	$ 57	$ 4	$ 15	$ 3	$ 3	$ —	$ 448

Note 5. Allowance for Credit Losses

The following tables present, as of December 31, 2024 and 2023, the total Allowance for Credit Losses on Loans (ACLL) by portfolio, and information about individually evaluated and collectively evaluated loans (in thousands).

	December 31, 2024					
	Construction and Land Development	Secured by 1-4 Family Residential	Other Real Estate	Commercial and Industrial	Consumer and Other Loans	Total
Allowance for credit losses:						
Beginning Balance, December 31, 2023	$ 312	$ 3,159	$ 4,698	$ 3,706	$ 99	$ 11,974
Initial Allowance on PCD Touchstone loans	11	173	201	1	—	386
Charge-offs	(4)	(38)	—	(3,699)	(293)	(4,034)
Recoveries	—	22	3	111	148	284
Initial Provision on Non-PCD Touchstone loans	118	1,310	1,370	143	888	3,829
Provision for (recovery of) credit losses	148	(360)	1,190	3,665	(682)	3,961
Ending Balance, December 31, 2024	$ 585	$ 4,266	$ 7,462	$ 3,927	$ 160	$ 16,400
Ending Balance:						
Individually evaluated	—	—	—	3,079	—	3,079
Collectively evaluated	585	4,266	7,462	848	160	13,321
Loans:						
Ending Balance	84,480	547,167	672,162	141,333	21,453	1,466,595
Individually evaluated	50	2,148	—	4,773	—	6,971
Collectively evaluated	84,430	545,019	672,162	136,560	21,453	1,459,624

	December 31, 2023					
	Construction and Land Development	Secured by 1-4 Family Residential	Other Real Estate	Commercial and Industrial	Consumer and Other Loans	Total
Allowance for loan losses:						
Beginning Balance, December 31, 2022	$ 546	$ 1,108	$ 3,609	$ 1,874	$ 309	$ 7,446
Adjustment to allowance for adoption of ASU 2016-13	(313)	1,409	1,702	(387)	(225)	2,186
Charge-offs	—	(59)	(34)	(3,452)	(448)	(3,993)
Recoveries	—	47	14	145	212	418
Provision for loan losses	79	654	(593)	5,526	251	5,917
Ending Balance, December 31, 2023	$ 312	$ 3,159	$ 4,698	$ 3,706	$ 99	$ 11,974
Ending Balance:						
Individually evaluated	—	—	—	2,705	—	2,705
Collectively evaluated	312	3,159	4,698	1,001	99	9,269
Loans:						
Ending Balance	$ 52,680	$ 344,369	$ 447,272	$ 113,074	$ 12,035	$ 969,430
Individually evaluated	38	495	—	6,230	—	6,763
Collectively evaluated	52,642	343,874	447,272	106,844	12,035	962,667

Nonaccrual loans

The following is a summary of the Company's nonaccrual loans by major categories for the periods indicated (in thousands):

	December 31, 2024			December 31, 2023		
	Nonaccrual Loans with No Allowance	Nonaccrual loans with an Allowance	Total Nonaccrual Loans	Nonaccrual Loans with No Allowance	Nonaccrual loans with an Allowance	Total Nonaccrual Loans
Real estate loans:						
Construction and land development	$ 50	$ —	$ 50	$ 38	$ —	$ 38
Secured by 1-4 family residential	2,148	—	2,148	495	—	495
Commercial and industrial	237	4,536	4,773	—	6,230	6,230
Total	$ 2,435	$ 4,536	$ 6,971	$ 533	$ 6,230	$ 6,763

Collateral-Dependent Loans

The Company may determine that an individual loan exhibits unique risk characteristics which differentiate it from other loans within our loan pools. In such cases, the loans are evaluated for expected credit losses on an individual basis and excluded from the collective evaluation. Specific allocations of the allowance for credit losses are determined by analyzing the borrower's ability to repay amounts owed, collateral deficiencies, the relative risk grade of the loan and economic conditions affecting the borrower's industry, among other things. A loan is considered to be collateral dependent when, based upon management's assessment, the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. In such cases, expected credit losses are based on the fair value of the collateral at the measurement date, adjusted for estimated selling costs if satisfaction of the loan depends on the sale of the collateral. The Company reevaluates the fair value of collateral supporting collateral dependent loans on a quarterly basis. The fair value of real estate collateral supporting collateral dependent loans is evaluated by appraisal services using a methodology that is consistent with the Uniform Standards of Professional Appraisal Practice. The underlying collateral can vary based upon the type of loan. The following provides more detail about the types of collateral that secure collateral dependent loans:

- Commercial real estate loans can be secured by either owner occupied commercial real estate or non-owner occupied investment commercial real estate. Typically, owner occupied commercial real estate loans are secured by office buildings, warehouses, manufacturing facilities and other commercial and industrial properties occupied by operating companies. Non-owner occupied commercial real estate loans are generally secured by office buildings and complexes, retail facilities, multifamily complexes, land under development, industrial properties, as well as other commercial or industrial real estate.
- Residential real estate loans are typically secured by first mortgages, and in some cases could be secured by a second mortgage.
- Home equity lines of credit are generally secured by second mortgages on residential real estate property.
- Consumer loans are generally secured by automobiles, motorcycles, recreational vehicles and other personal property. Some consumer loans are unsecured and have no underlying collateral.

The following table presents the amortized cost of collateral-dependent loans (in thousands):

	December 31, 2024			December 31, 2023		
		Non-Real	Total Collateral-		Non-Real	Total Collateral-
	Real Estate	Estate	Dependent	Real Estate	Estate	Dependent
(Dollars in thousands)	Secured	Secured	Loans	Secured	Secured	Loans
Real estate loans:						
Construction and land development	$ —	$ —	$ —	$ 38	$ —	$ 38
Secured by 1-4 family residential	703	—	703	495	—	495
Total	$ 703	$ —	$ 703	$ 533	$ —	$ 533

At December 31, 2024, and 2023 no allowance for credit losses was required on collateral-dependent loans.

Modifications Made to Borrowers Experiencing Financial Difficulty

Effective January 1, 2023, the Company refers to loan modifications where the borrower is experiencing financial difficulty and the modification is in the form of principal forgiveness, interest rate reductions, term extensions, other-than-insignificant payment delays, or a combination of the above modifications, as modified loans. The Company accounts for modified loans consistently with its accounting policy for accounting for loan modifications. The ALLL on modified loans is measured using the same method as all other loans held for investment.

The Company evaluates all loan modifications according to the accounting guidance for loan refinancing and restructuring to determine whether the modification should be accounted for as a new loan or a continuation of the existing loan. If the modification meets the criteria to be accounted for as a new loan, any deferred fees and costs remaining prior to the modification are recognized in income and any new deferred fees and costs are recorded on the loan as part of the modification. If the modification does not meet the criteria to be accounted for as a new loan, any new deferred fees and costs resulting from the modification are added to the existing amortized cost basis of the loan.

The allowance for credit losses incorporates an estimate of lifetime expected credit losses and is recorded on each asset upon asset origination or acquisition. The starting point for the estimate of the allowance for credit losses is historical loss information, which includes losses from modifications of receivables to borrowers experiencing financial difficulty. The Company uses a probability of default/loss given default model to determine the allowance for credit losses. An assessment of whether a borrower is experiencing financial difficulty is made on the date of a modification.

The effect of most modifications made to borrowers experiencing financial difficulty is already included in the allowance for credit losses because of the measurement methodologies used to estimate the allowance, a change to the allowance for credit losses is generally not recorded upon modification. Occasionally, the Company modifies loans by providing principal forgiveness on certain of its real estate loans. When principal forgiveness is provided, the amortized cost basis of the asset is written off against the allowance for credit losses. The amount of the principal forgiveness is deemed to be uncollectible; therefore, that portion of the loan is written off, resulting in a reduction of the amortized cost basis and a corresponding adjustment to the allowance for credit losses.

In some cases, the Company will modify a certain loan by providing multiple types of concessions. Typically, one type of concession, such as a term extension, is granted initially. If the borrower continues to experience financial difficulty, another concession, such as principal forgiveness, may be granted. For the real estate loans included in the "combination" columns below, multiple types of modifications have been made on the same loan within the current reporting period. The combination is at least two of the following: a term extension, principal forgiveness, and interest rate reduction.

(Dollars in thousands)	Term Extension		
	Amortized Cost Basis	% of Total Loan Type	Financial Effect
Real estate loans			
Construction and land development	$ —	0.00%	
Secured by 1-4 family residential	—	0.00%	
Other real estate loans	—	0.00%	
Commercial and industrial	1,829	1.29%	Term extension and payment deferral for 6 months
Total	$ 1,829	1.29%	

(Dollars in thousands)	Principal Forgiveness		
	Amortized Cost Basis	% of Total Loan Type	Financial Effect
Real estate loans			
Construction and land development	$ —	0.00%	
Secured by 1-4 family residential	—	0.00%	
Other real estate loans	—	0.00%	
Commercial and industrial	959	0.68%	Payment deferral for 24 months
Total	$ 959	0.68%	

(Dollars in thousands)	Amortized Cost Basis	% of Total Loan Type	Interest Rate Reduction Financial Effect
Real estate loans:			
Construction and land development	$ —	0.00%	
Secured by 1-4 family residential	462	0.08%	Interest rate reduced from 7.5% to 4.0%
Other real estate loans	—	0.00%	
			Weighted average interest rate reduced from
Commercial and industrial	217	0.15%	18.17% to 14.62%
Total	$ 679	0.23%	

During the year ended December 31, 2023 there were no loans modified to borrowers experiencing financial difficulty.

Upon the Company's determination that a modified loan (or portion of a loan) has subsequently been deemed uncollectible, the loan (or a portion of the loan) is written off. Therefore, the amortized cost basis of the loan is reduced by the uncollectible amount and the allowance for credit losses is adjusted by the same amount. For the year ended December 31, 2024, there were no payment defaults of modified loans that were modified during the previous twelve months.

Unfunded Commitments

The Company maintains a separate reserve for credit losses on off-balance-sheet credit exposures, including unfunded loan commitments, which is included in other liabilities on the consolidated balance sheet. The reserve for credit losses on off-balance-sheet credit exposures is adjusted as a provision for credit losses in the income statement. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life, utilizing the same models and approaches for the Company's other loan portfolio segments described in Note 1, as these unfunded commitments share similar risk characteristics as its loan portfolio segments. The Company has identified the unfunded portion of certain lines of credit as unconditionally cancellable credit exposures, meaning the Company can cancel the unfunded commitment at any time. No credit loss estimate is reported for off-balance-sheet credit exposures that are unconditionally cancellable by the Company or for undrawn amounts under such arrangements that may be drawn prior to the cancellation of the arrangement.

For the year ended December 31, 2024, the Company recorded a provision for credit losses for unfunded commitments of $73 thousand which includes a $100 thousand initial provision recorded on the acquisition of Touchstone. At December 31, 2024 and 2023 the liability for credit losses on off-balance-sheet exposures included in other liabilities was $486 and $413 thousand, respectively.

On January 1, 2023, the Company recorded an adjustment for unfunded commitments of $153 thousand for the adoption of ASC Topic 326.

Note 6. Other Real Estate Owned

Changes in the balance for OREO during the years ended December 31, 2024 and 2023 are as follows (in thousands):

	2024	2023
Balance at the beginning of year, net	$ —	$ 184
Transfers from loans to other real estate owned	53	—
Transfers from property and equipment to other real estate owned	—	—
Sales proceeds	—	(417)
Gain on disposition	—	233
Balance at the end of year, gross	$ 53	$ —
Less: valuation allowance	—	—
Balance at the end of year, net	$ 53	$ —

There were no residential real estate properties included in the ending OREO balances at December 31, 2024 and 2023. The Bank did not have any consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceedings were in process as of December 31, 2024 and 2023.

Net expenses applicable to OREO, other than the valuation allowance and gain on disposition, were $10 and $10 thousand for the years ended December 31, 2024 and 2023, respectively.

Note 7. Premises and Equipment

Premises and equipment are summarized as follows at December 31, 2024 and 2023 (in thousands):

	2024	2023
Land	$ 8,489	$ 5,412
Buildings and leasehold improvements	28,941	21,145
Furniture and equipment	12,353	8,237
Construction in process	541	962
	$ 50,324	$ 35,756
Less accumulated depreciation	15,500	13,614
Premises and equipment, net	$ 34,824	$ 22,142

Depreciation expense included in operating expenses for 2024 and 2023 was $1.9 million and $1.6 million, respectively.

Note 8. Deposits

The aggregate amount of time deposits, in denominations of $250 thousand or more, was $57.5 million and $28.8 million at December 31, 2024 and 2023, respectively.

The Bank obtains certain deposits through the efforts of third-party brokers. At December 31, 2024 and 2023, brokered deposits totaled $7.4 million and $3.9 million, respectively, and were included in time deposits on the Company's consolidated financial statements.

At December 31, 2024, the scheduled maturities of time deposits were as follows (in thousands):

2025	$ 306,026
2026	41,175
2027	5,872
2028	3,514
2029	3,312
Thereafter	—
	$ 359,899

Note 9. Other Borrowings

The Company had an unsecured line of credit totaling $5.0 million with a non-affiliated bank at December 31, 2024. There were no borrowings outstanding on the line of credit at December 31, 2024. The interest rate on the line of credit floats at Wall Street Journal Prime Rate plus 0.25%, with a floor of 3.50%, and matures on March 25, 2026.

The Bank had unused lines of credit totaling $562.5 million and $368.2 million available with non-affiliated banks at December 31, 2024 and 2023, respectively. These available sources of credit included $409.3 million available from Federal Home Loan Bank of Atlanta (FHLB), $90.3 million available from the Federal Reserve Bank, and unsecured lines of credit with correspondent banks totaling $63.0 million. The Bank can borrow up to 16% of its total assets through the blanket floating lien agreement with the FHLB. The Bank had collateral pledged on the borrowing line at December 31, 2024 and 2023 including real estate loans totaling $698.5 million and $397.4 million, respectively, and FHLB stock with a book value of $1.5 million and $965 thousand, respectively.

Other borrowings totaled $0 and $50.0 million at December 31, 2024 and 2023, respectively. Other borrowings decreased $50.0 million during the year ended December 31, 2024 as the Bank repaid funds that were borrowed from the Federal Reserve Bank through their Bank Term Funding Program. On December 31, 2023, borrowings totaled $50.0 million with a fixed interest rate of 4.85% and a maturity date of December 26, 2024. The Bank benefited from the borrowing by reducing interest rate risk and increasing net interest income.

Note 10. Subordinated Debt

On June 29, 2020, the Company issued an interest only subordinated term note due 2030 in the aggregate principal amount of $5.0 million. The note initially bears interest at a fixed rate of 5.50% per annum. Beginning July 1, 2025, the interest rate shall reset quarterly to an interest rate per annum equal to the current three-month Secured Overnight Financing Rate (SOFR), plus 510 basis points. Unamortized debt issuance costs related to the note were $1 and $3 thousand at December 31, 2024 and 2023. The note has a maturity date of July 1, 2030. Subject to regulatory approval, the Company may prepay the note, in part or in full, beginning on July 1,

2025 through maturity, at the Company's option, on any scheduled interest payment date. The note contains customary events of default such as the bankruptcy of the Company and the non-payment of principal or interest when due. The holder of the note may accelerate the repayment of the note only in the event of bankruptcy or similar proceedings and not for any other event of default. The note is an unsecured, subordinated obligation of the Company and it ranks junior in right of payment to the Company's existing and future senior indebtedness and to the Company's obligations to its general creditors. The note ranks equally with all other unsecured subordinated debt, except any which by its terms is expressly stated to be subordinated to the note. The note ranks senior to all current and future junior subordinated debt obligations, preferred stock, and common stock of the Company. The note is not convertible into common stock or preferred stock and is not callable by the holder.

On October 1, 2024, the Company assumed two subordinated debt issuances from the acquisition of Touchstone. The $8.0 million note initially bears interest at a fixed rate of 6.00% per annum. Beginning August 15, 2025, the interest rate shall reset quarterly to an interest rate per annum equal to the current three-month SOFR, plus 596 basis points. There was no accretion expense recognized related to the note at December 31, 2024. The note has a maturity date of August 15, 2030. Subject to regulatory approval, the Company may prepay the note, in part or in full, beginning on August 15, 2025 through maturity, at the Company's option, on any scheduled interest payment date. The $10.0 million note initially bears interest at a fixed rate of 4.00% per annum. Beginning January 30, 2027, the interest rate shall reset quarterly to an interest rate per annum equal to the current three-month SOFR, plus 596 basis points. There was no accretion expense recognized related to the note at December 31, 2024. The note has a maturity date of January 30, 2032. Subject to regulatory approval, the Company may prepay the note, in part or in full, beginning on January 30, 2027 through maturity, at the Company's option, on any scheduled interest payment date.

Note 11. Junior Subordinated Debt

On June 8, 2004, First National (VA) Statutory Trust II (Trust II), a wholly-owned subsidiary of the Company, was formed for the purpose of issuing redeemable capital securities, commonly known as trust preferred securities. On June 17, 2004, $5.0 million of trust preferred securities were issued through a pooled underwriting. The securities have a SOFR-indexed floating rate of interest. The interest rate at December 31, 2024 and 2023 was 7.21% and 5.64%, respectively. The securities have a mandatory redemption date of June 17, 2034, and were subject to varying call provisions that began September 17, 2009. The principal asset of Trust II is $5.2 million of the Company's junior subordinated debt with maturities and interest rates comparable to the trust preferred securities. The Trust's obligations under the trust preferred securities are fully and unconditionally guaranteed by the Company. The Company is current on its interest payments on the junior subordinated debt.

On July 24, 2006, First National (VA) Statutory Trust III (Trust III), a wholly-owned subsidiary of the Company, was formed for the purpose of issuing redeemable capital securities. On July 31, 2006, $4.0 million of trust preferred securities were issued through a pooled underwriting. The securities have a SOFR-indexed floating rate of interest. The interest rate at December 31, 2024 and 2023 was 6.45% and 5.59%, respectively. The securities have a mandatory redemption date of October 1, 2036, and were subject to varying call provisions that began October 1, 2011. The principal asset of Trust III is $4.1 million of the Company's junior subordinated debt with maturities and interest rates comparable to the trust preferred securities. The Trust's obligations under the trust preferred securities are fully and unconditionally guaranteed by the Company. The Company is current on its interest payments on the junior subordinated debt.

Note 12. Income Taxes

The Company is subject to U.S. federal and Virginia income tax as well as bank franchise tax in the state of Virginia. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2020.

Net deferred tax assets consisted of the following components at December 31, 2024 and 2023 (in thousands):

	2024	2023
Deferred Tax Assets		
Allowance for credit losses	$ 3,641	$ 2,624
Acquisition accounting adjustments, net	450	420
Post-retirement benefits	333	214
Core deposit intangible	—	232
Unvested stock-based compensation	94	87
Reserve for letter of credit losses	18	44
Limited partnership investments	2	39
Lease liability	425	69
Unrealized loss on securities available for sale	5,534	5,495
NOL carryover - acquired from Fincastle	1,207	1,337
Loan origination fees, net	2,937	241
	$ 14,641	$ 10,802
Deferred Tax Liabilities		
Depreciation	$ 1,043	$ 638
Right of use asset	421	69
Investment in partnerships	70	—
Core deposit intangible	2,937	—
Cash flow hedges	565	523
	$ 5,036	$ 1,230
Net deferred tax assets	$ 9,605	$ 9,572

The income tax expense for the years ended December 31, 2024 and 2023 consisted of the following (in thousands):

	2024	2023
Current tax expense	$ 1,519	$ 2,580
Deferred tax expense (benefit)	(437)	(399)
	$ 1,082	$ 2,181

The income tax expense differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 2024 and 2023, due to the following (in thousands):

	2024	2023
Computed tax expense at statutory federal rate	$ 1,690	$ 2,479
Increase in income taxes resulting from:		
Merger expenses	240	—
Other	25	29
Decrease in income taxes resulting from:		
Tax-exempt interest and dividend income	(102)	(156)
Bargain purchase gain	(613)	—
Income from bank owned life insurance	(159)	(171)
	$ 1,082	$ 2,181

Note 13. Funds Restrictions and Reserve Balance

Transfers of funds from the banking subsidiary to the parent company in the form of loans, advances, and cash dividends are restricted by federal and state regulatory authorities. At December 31, 2024, the aggregate amount of unrestricted funds which could be transferred from the banking subsidiary to the parent company, without prior regulatory approval, totaled $2.0 million. The amount of unrestricted funds is generally determined by subtracting the total dividend payments of the Bank from the Bank's net income for that year, combined with the Bank's retained net income for the preceding two years.

The Bank is typically required to maintain a reserve against its deposits in accordance with Regulation D of the Federal Reserve Act. The Federal Reserve adopted a rule in March 2020 eliminating the reserve requirement. There were no required balances at December 31, 2024 or December 31, 2023

Note 14. Benefit Plans

401(k) Plan

The Company maintains a 401(k) plan (the Plan) for all eligible employees. Participating employees may elect to contribute up to the maximum percentage allowed by the Internal Revenue Service, as defined in the Plan. The Company makes matching contributions, on a dollar-for dollar basis, for the first one percent of an employee's compensation contributed to the Plan and fifty cents for each dollar of the employee's contribution between two percent and six percent. The Company also makes an additional contribution based on years of service to participants who have completed at least one thousand hours of service during the year and who are employed on the last day of the Plan Year. All employees who are age nineteen or older are eligible. Employee contributions vest immediately. Employer matching contributions vest after two Plan service years with the Company. The Company has the discretion to make a profit sharing contribution to the Plan each year based on overall performance, profitability, and other economic factors. For the years ended December 31, 2024 and 2023, expense attributable to the Plan amounted to $1.4 million and $1.2 million, respectively.

Supplemental Executive Retirement Plans

On March 15, 2019, the Company entered into supplemental executive retirement plans and participation agreements with three of its employees. The retirement benefits are fixed and provide for retirement benefits payable in 180 monthly installments. During 2024, one covered employee terminated employment with the Company, resulting in a forfeiture of unvested funds of $203 thousand. This resulted in a net contribution benefit of $128 thousand for the year ended December 31, 2024. The contribution expense totaled $126 thousand for the year ended December 31, 2023.   The plan is solely funded by the Company. The accrued supplemental executive retirement plan liability was $889 thousand and $1.0 million at December 31, 2024 and 2023, respectively.

Note 15. Earnings per Common Share

Basic earnings per common share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance.

The following table presents the computation of basic and diluted earnings per share for the years ended December 31, 2024 and 2023 (dollars in thousands, except per share data):

	2024	2023
(Numerator):		
Net income	$ 6,966	$ 9,624
(Denominator):		
Weighted average shares outstanding – basic	6,955,592	6,265,394
Potentially dilutive common shares – restricted stock units	15,497	13,711
Weighted average shares outstanding – diluted	6,971,089	6,279,105
Income per common share		
Basic	$ 1.00	$ 1.54
Diluted	$ 1.00	$ 1.53

Note 16. Commitments and Unfunded Credits

The Company, through its banking subsidiary, is a party to credit related financial instruments with risk not reflected in the consolidated financial statements in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The Bank's exposure to credit loss is represented by the contractual amount of these commitments. The Bank follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2024 and 2023, the following financial instruments were outstanding whose contract amounts represent credit risk (in thousands):

	2024	2023
Commitments to extend credit and unfunded commitments under lines of credit	$ 271,419	$ 194,242
Stand-by letters of credit	15,594	11,615

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Bank, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines, and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are collateralized as deemed necessary and may or may not be drawn upon to the total extent to which the Bank is committed.

Commercial and standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank generally holds collateral supporting those commitments if deemed necessary.

At December 31, 2024, the Bank had $2.3 million in locked-rate commitments to originate mortgage loans. There were no loans held for sale at December 31, 2024. Risks arise from the possible inability of counterparties to meet the terms of their contracts. The Bank does not expect any counterparty to fail to meet its obligations.

The Bank has cash accounts in other commercial banks. The amount on deposit at these banks at December 31, 2024 exceeded the insurance limits of the Federal Deposit Insurance Corporation by $3.9 million.

Note 17. Transactions with Related Parties

During the year, executive officers and directors (and their affiliates) were customers of and had transactions with the Company in the normal course of business. In management's opinion, these transactions were made on substantially the same terms as those prevailing for other customers.

At December 31, 2024 and 2023, these loans totaled $3.6 million and $1.1 million, respectively. During 2024, total principal additions were $174 thousand and total principal payments were $353 thousand.

Deposits from related parties held by the Bank at December 31, 2024 and 2023 amounted to $24.1 million and $40.5 million, respectively.

Note 18. Lease Commitments

Lease liabilities represent the Company's obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. Cash flows are discounted at the Company's incremental borrowing rate in effect at the commencement date of the lease. Right-of-use assets represent the Company's right to use the underlying asset for the lease term and are calculated as the sum of the lease liability and, if applicable, prepaid rent, initial direct costs, and any incentives received from the lessor.

Lease payments

Lease payments for short-term leases are recognized as lease expense on a straight-line basis over the lease term, or for variable lease payments, in the period in which the obligation was incurred. Payments for leases with terms longer than twelve months are included in the determination of the lease liability. Payments may be fixed for the term of the lease or variable. If the lease agreement provides a known escalator, such as a specified percentage increase per year or a stated increase at a specified time, the variable payment is included in the cash flows used to determine the lease liability. If the variable payment is based upon an unknown escalator, such as the consumer price index at a future date, the increase is not included in the cash flows used to determine the lease liability. Three of the Company's leases provide known escalators that are included in the determination of the lease liability. The remaining leases do not have variable payments during the term of the lease.

<u>Options to extend, residual value guarantees, and restrictions and covenants</u>

Of the Company's eleven leases, nine leases offer the option to extend the lease. The calculation of the lease liability includes the additional time and lease payments for options which the Company is reasonably certain it will exercise. None of the Company's leases provide for residual value guarantees and none provide restrictions or covenants that would impact dividends or require incurring additional financial obligations.

The following table presents the operating lease right-of-use asset and operating lease liability as of December 31, 2024 and 2023 (in thousands):

	Classification in the Consolidated Balance Sheets		2024		2023
Operating lease right-of-use asset	Other assets	$	2,003	$	328
Operating lease liability	Accrued interest payable and other liabilities		2,021		330

The following table presents the weighted average remaining operating lease term and the weighted average discount rate for operating leases as of December 31, 2024 and 2023:

	2024	2023
Weighted average remaining lease term, in years	5.2	1.7
Weighted average discount rate	3.75%	3.69%

The following table presents the components of operating lease expense and supplemental cash flow information for the years ended December 31, 2024 and 2023 (in thousands):

	2024	2023
Lease Expense		
Operating lease expense	$ 385	$ 257
Short-term lease expense	35	26
Total lease expense (1)	$ 420	$ 283
Cash paid for amounts included in lease liability	$ 357	$ 240
Right of use assets obtained in exchange for operating lease liabilities commencing during the period	$ 2,074	$ 20

(1)   Included in occupancy expense in the Company's consolidated statements of income.

The following table presents a maturity schedule of undiscounted cash flows that contribute to the operating lease liability as of December 31, 2024 (in thousands):

Twelve months ending December 31, 2025	$ 666
Twelve months ending December 31, 2026	546
Twelve months ending December 31, 2027	217
Twelve months ending December 31, 2028	196
Twelve months ending December 31, 2029	185
Thereafter	508
Total undiscounted cash flows	$ 2,318
Less: discount	(297)
Operating lease liability	$ 2,021

The contracts in which the Company is lessee are with parties external to the Company and not related parties.

Note 19. Dividend Reinvestment Plan

The Company has in effect a Dividend Reinvestment Plan (DRIP) which provides an automatic conversion of dividends into common stock for enrolled shareholders. The Company may issue common shares to the DRIP or purchase on the open market. Common shares are purchased at a price which is based on the average closing prices of the shares as quoted on the Nasdaq Capital Market stock exchange for the 10 business days immediately preceding the dividend payment date.

The Company issued 9,307 and 9,214 common shares to the DRIP during the years ended December 31, 2024 and 2023, respectively.

Note 20. Fair Value Measurements

Determination of Fair Value

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the "Fair Value Measurement and Disclosures" topic of FASB ASC, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

Fair Value Hierarchy

In accordance with this guidance, the Company groups its assets and liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 –   Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 –   Valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 –   Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires a significant management judgment or estimation.

An instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following describes the valuation techniques used by the Company to measure certain assets recorded at fair value on a recurring basis in the financial statements:

Securities available for sale

Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that consider observable market data (Level 2).

Derivative asset/liability - cash flow hedges

Cash flow hedges are recorded at fair value on a recurring basis. The fair value of the Company's cash flow hedges is determined by a third party vendor using the discounted cash flow method (Level 2).

The following tables present the balances of assets measured at fair value on a recurring basis as of December 31, 2024 and 2023 (in thousands).

		Fair Value Measurements at December 31, 2024		
Description	Balance as of December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Securities available for sale				
U.S. Treasury securities	$ 11,688	$ —	$ 11,688	$ —
U.S. agency and mortgage-backed securities	98,039	—	98,039	—
Obligations of states and political subdivisions	54,120	—	54,120	—
Total securities available for sale	$ 163,847	$ —	$ 163,847	$ —
Derivatives - cash flow hedges	2,690	—	2,690	—
Total assets	$ 166,537	$ —	$ 166,537	$ —

85

Description	Balance as of December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fair Value Measurements at December 31, 2023				
Assets:				
Securities available for sale				
U.S. Treasury securities	$ 11,450	$ —	$ 11,450	$ —
U.S. agency and mortgage-backed securities	84,800	—	84,800	—
Obligations of states and political subdivisions	56,607	—	56,607	—
Total securities available for sale	$ 152,857	$ —	$ 152,857	$ —
Derivatives - cash flow hedges	2,488	—	2,488	—
Total assets	$ 155,345	$ —	$ 155,345	$ —

Certain assets are measured at fair value on a nonrecurring basis in accordance with GAAP. Adjustments to the fair value of these assets usually result from the application of lower-of-cost-or-market accounting or write-downs of individual assets.

The following describes the valuation techniques used by the Company to measure certain assets recorded at fair value on a nonrecurring basis in the financial statements:

Collateral Dependent Loans with an ACLL

In accordance with ASC *326,* the Company may determine that an individual loan exhibits unique risk characteristics which differentiate it from other loans within our loan pools. In such cases, the loans are evaluated for expected credit losses on an individual basis and excluded from the collective evaluation. Specific allocations of the allowance for credit losses are determined by analyzing the borrower's ability to repay amounts owed, collateral deficiencies, the relative risk grade of the loan and economic conditions affecting the borrower's industry, among other things. A loan is considered to be collateral dependent when, based upon management's assessment, the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. In such cases, expected credit losses are based on the fair value of the collateral at the measurement date, adjusted for estimated selling costs if satisfaction of the loan depends on the sale of the collateral. We reevaluate the fair value of collateral supporting collateral dependent loans on a quarterly basis. The fair value of real estate collateral supporting collateral dependent loans is evaluated by appraisal services using a methodology that is consistent with the Uniform Standards of Professional Appraisal Practice.

Loans held for sale

Loans held for sale are carried at the lower of cost or market value. These loans currently consist of one-to-four family residential loans originated for sale in the secondary market. Fair value is based on the price secondary markets are currently offering for similar loans using observable market data which is not materially different than cost due to the short duration between origination and sale (Level 2). As such, the Company records any fair value adjustments on a nonrecurring basis. No nonrecurring fair value adjustments were recorded on loans held for sale during the years ended December 31, 2024 and 2023.

Other real estate owned

The fair value of foreclosed property is measured at fair value on a nonrecurring basis (upon initial recognition or subsequent impairment) and is classified within Level 3 of the valuation hierarchy. When transferred from the loan portfolio, OREO is adjusted to fair value less estimated selling costs and is subsequently carried at the lower of carrying value or fair value less estimated selling costs. The fair value is generally determined using an external appraisal process and is discounted based on internal criteria when deemed necessary.

The following tables summarize the Company's assets that were measured at fair value on a nonrecurring basis as of December 31, 2024 and 2023 (dollars in thousands).

| | | Fair Value Measurements at December 31, 2024 | | |
| | Balance as of December 31, 2024 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
Description				
Collateral dependent loans	$ 703	$ —	$ —	$ 703
Other real estate owned	$ 53	$ —	$ —	$ 53

| | | Fair Value Measurements at December 31, 2023 | | |
| | Balance as of December 31, 2023 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs(Level 2) | Significant Unobservable Inputs (Level 3) |
Description				
Collateral dependent loans	$ 533	$ —	$ —	$ 533

| | Quantitative information about Level 3 Fair Value Measurements for December 31, 2024 | | | |
	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average) (1)
Collateral dependent loans	$ 703	Property appraisals	Selling cost	10.00%
Other real estate owned	$ 53	Property appraisals	Selling cost	10.00%

| | Quantitative information about Level 3 Fair Value Measurements for December 31, 2023 | | | |
	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average) (1)
Collateral dependent loans	$ 533	Property appraisals	Selling cost	10.00%

(1) Unobservable inputs were weighted by the relative fair value of the instruments.

Accounting guidance requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The carrying values and estimated fair values of the Company's financial instruments at December 31, 2024 and 2023 are as follows (in thousands):

| | Carrying Amount | | Fair Value Measurements at December 31, 2024 Using | | | | | | | Fair Value |
			Quoted Prices in Active Markets for Identical Assets Level 1		Significant Other Observable Inputs Level 2		Significant Unobservable Inputs Level 3			
Financial Assets										
Cash and short-term investments	$	162,874	$	162,874	$	—	$	—	$	162,874
Securities available for sale		163,847		—		163,847		—		163,847
Securities held to maturity, net		109,741		—		109,741		—		109,741
Restricted securities		3,741		—		3,741		—		3,741
Loans, net		1,450,195		—		—		1,408,574		1,408,574
Bank owned life insurance		37,873		—		37,873		—		37,873
Accrued interest receivable		6,020		—		6,020		—		6,020
Derivatives - cash flow hedges		2,690		—		2,690		—		2,690
Financial Liabilities										
Deposits	$	1,803,778	$	—	$	1,445,033	$	356,824	$	1,801,857
Subordinated debt		21,176		—		—		23,596		23,596
Junior subordinated debt		9,279		—		—		12,310		12,310
Accrued interest payable		964		—		964		—		964

| | Carrying Amount | | Fair Value Measurements at December 31, 2023 Using | | | | | | | Fair Value |
			Quoted Prices in Active Markets for Identical Assets Level 1		Significant Other Observable Inputs Level 2		Significant Unobservable Inputs Level 3			
Financial Assets										
Cash and short-term investments	$	87,161	$	87,161	$	—	$	—	$	87,161
Securities available for sale		152,857		—		152,857		—		152,857
Securities held to maturity		148,244		—		137,507		—		137,507
Restricted securities		2,078		—		2,078		—		2,078
Loans, net		957,456		—		—		919,266		919,266
Bank owned life insurance		24,902		—		24,902		—		24,902
Accrued interest receivable		4,655		—		4,655		—		4,655
Derivatives - cash flow hedges		2,488		—		2,488		—		2,488
Financial Liabilities										
Deposits	$	1,233,726	$	—	$	1,041,377	$	189,354	$	1,230,731
Other borrowings		50,000		—		—		49,987		49,987
Subordinated debt		4,997		—		—		5,412		5,412
Junior subordinated debt		9,279		—		—		8,493		8,493
Accrued interest payable		764		—		764		—		764

82

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

Note 21. Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

The final rules implementing the Basel Committee on Banking Supervision's capital guidelines for U.S. banks (Basel III rules) became effective January 1, 2015, with full compliance of all the requirements phased in over a multi-year schedule, and became fully phased in January 1, 2019. As part of the new requirements, the common equity Tier 1 capital ratio is calculated and utilized in the assessment of capital for all institutions. The final rules also established a "capital conservation buffer" above the new regulatory minimum capital requirements. The capital conservation buffer was phased-in over four years, which began on January 1, 2016 and was fully implemented on January 1, 2019.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total (as defined in the regulations), Tier 1 (as defined), and common equity Tier 1 capital (as defined) to risk-weighted assets (as defined), and of Tier 1 capital to average assets. Management believes, as of December 31, 2024 and December 31, 2023, that the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2024, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum risk-based capital and leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

A comparison of the capital of the Bank at December 31, 2024 and December 31, 2023 with the minimum regulatory guidelines were as follows (dollars in thousands):

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2024:						
Total Capital (to Risk-Weighted Assets)	$ 181,449	12.34%	$ 117,580	8.00%	$ 146,975	10.00%
Tier 1 Capital (to Risk-Weighted Assets)	$ 164,454	11.19%	$ 88,185	6.00%	$ 117,580	8.00%
Common Equity Tier 1 Capital (to Risk-Weighted Assets)	$ 164,454	11.19%	$ 66,139	4.50%	$ 95,534	6.50%
Tier 1 Capital (to Average Assets)	$ 164,454	7.95%	$ 82,719	4.00%	$ 103,398	5.00%
December 31, 2023:						
Total Capital (to Risk-Weighted Assets)	$ 142,334	14.05%	$ 81,027	8.00%	$ 101,284	10.00%
Tier 1 Capital (to Risk-Weighted Assets)	$ 129,840	12.82%	$ 60,771	6.00%	$ 81,027	8.00%
Common Equity Tier 1 Capital (to Risk-Weighted Assets)	$ 129,840	12.82%	$ 45,578	4.50%	$ 65,835	6.50%
Tier 1 Capital (to Average Assets)	$ 129,840	9.31%	$ 55,797	4.00%	$ 69,746	5.00%

In addition to the regulatory minimum risk-based capital amounts presented above, the Bank must maintain a capital conservation buffer as required by the Basel III final rules. Accordingly, the Bank was required to maintain a capital conservation buffer of 2.50% at December 31, 2024 and December 31, 2023, respectively. Under the final rules, an institution is subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. As of December 31, 2024 and December 31, 2023, the capital conservation buffer of the Bank was 4.34% and 6.60%, respectively.

Note 22. Accumulated Other Comprehensive Income (Loss)

Changes in each component of accumulated other comprehensive income (loss) were as follows (in thousands):

	Net Unrealized Gains (Losses) on Securities	Change in Fair Value of Cash Flow Hedges	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2022	$ (24,587)	$ 2,116	$ (22,471)
Unrealized holding gains (net of tax, $697)	2,621	—	2,621
Amortization of unrealized holding losses on available-for-sale securities transferred to held to maturity (net of tax of $344)	1,295	—	1,295
Change in fair value (net of tax, ($40))	—	(151)	(151)
Change during period	3,916	(151)	3,765
Balance at December 31, 2023	$ (20,671)	$ 1,965	$ (18,706)
Unrealized holding losses (net of tax, ($275))	(1,039)	—	(1,039)
Amortization of unrealized holding losses on available-for-sale securities transferred to held to maturity (net of tax of $270)	1,015	—	1,015
Reclassification adjustment (net of tax, ($33))	(122)	—	(122)
Change in fair value (net of tax, $42)	—	160	160
Change during period	(146)	160	14
Balance at December 31, 2024	$ (20,817)	$ 2,125	$ (18,692)

The following table presents information related to reclassifications from accumulated other comprehensive income (loss) for the years ended December 31, 2024 and 2023 (in thousands):

Details About Accumulated Other Comprehensive Income (Loss)	Amount Reclassified from Accumulated Other Comprehensive Income (Loss)		Affected Line Item in the Consolidated Statements of Income
	For the year ended December 31,		
	2024	**2023**	
Securities available for sale:			
Net securities losses reclassified into earnings	$ (155)	$ —	Net (losses) on securities available for sale
Related income tax benefit	(33)	—	Income tax benefit
Total reclassifications	$ (122)	$ —	Net of tax

Note 23. Stock Compensation Plans

On May 10, 2023, the Company's shareholders approved the First National Corporation 2023 Stock Incentive Plan, which replaced the 2014 Stock Incentive Plan and makes available up to 325,000 shares of common stock for the granting of stock options, restricted stock awards, restricted stock units, stock appreciation rights, and other stock-based awards. Beginning on May 11, 2023, new equity awards granted by the Company are from the 2023 Stock Incentive Plan and not from the 2014 Stock Incentive Plan. Awards are made at the discretion of the Board of Directors and compensation cost equal to the fair value of the award is recognized over the vesting period.

Stock Awards

Whenever the Company deems it appropriate to grant a stock award, the recipient receives a specified number of unrestricted shares of employer stock. Stock awards may be made by the Company at its discretion without cash consideration and may be granted as settlement of a performance-based compensation award.

During 2024, the Company granted and issued 14,625 shares of common stock to members of the Board of Directors for their dedicated service and support. Also during 2024, the Company issued 18,412 shares of common stock to employees. Compensation expense related to stock awards totaled $252 thousand and $402 thousand for the years ended December 31, 2024 and 2023, respectively.

Restricted Stock Units

Restricted stock units are an award of units that correspond in number and value to a specified number of shares of employer stock which the recipient receives according to a vesting plan and distribution schedule after achieving required performance milestones or upon remaining with the employer for a particular length of time. Each restricted stock unit that vests entitles the recipient to receive one share of common stock on a specified issuance date.

On February 14, 2024, 13,412 restricted stock units were granted to employees with 4,475 units vesting immediately, 4,469 units vesting after one year, and 4,468 units vesting after two years. On November 13, 2024, 2,300 restricted stock units were granted to an employee with 1,150 units vesting immediately, and 1,150 units vesting on October 1, 2025. On November 13, 2024, 50,408 restricted stock units were granted to employees with 16,803 units vesting on December 31, 2025, 16,803 units vesting on December 31, 2026, and 16,802 units vesting on December 31, 2027. The recipients do not have any stockholder rights, including voting, dividend, or liquidation rights, with respect to the shares underlying awarded restricted stock units until vesting has occurred and the recipients become the record holder of those shares. The unvested restricted stock units will vest on the established schedule if the employees remain employed by the Company on future vesting dates.

A summary of the activity for the Company's restricted stock units for the period indicated is presented in the following table:

	2024	
	Shares	Weighted Average Grant Date Fair Value
Unvested, January 1, 2024	41,507	$ 18.47
Granted	66,120	22.88
Vested	(17,912)	19.68
Forfeited	(4,203)	—
Unvested, December 31, 2024	85,512	$ 21.57

At December 31, 2024, based on restricted stock unit awards outstanding at that time, the total unrecognized pre-tax compensation expense related to unvested restricted stock unit awards was $1.4 million. This expense is expected to be recognized through 2028. Compensation expense related to restricted stock unit awards recognized for the years ended December 31, 2024 and 2023 totaled $383 thousand and $351 thousand, respectively.

Note 24. Revenue Recognition

Most revenue associated with financial instruments, including interest income, loan origination fees, and credit card fees, is outside the scope of ASC topic 606. Gains and losses on investment securities, derivatives, financial guarantees, and sales of financial instruments are similarly excluded from the scope. The guidance is applicable to noninterest revenue streams such as service charges on deposit accounts, ATM and check card fees, wealth management fees, and fees for other customer services. Certain other in-scope revenue, such as gains on OREO are recorded in non-interest expense. Noninterest revenue streams within the scope of Topic 606 are discussed below.

Service charges on deposit accounts

Service charges on deposit accounts consist of monthly service fees, overdraft and nonsufficient funds fees, and other deposit account related fees. The Company's performance obligation for monthly service fees is generally satisfied, and the related revenue recognized, over the period in which the service is provided. Payment for service charges on deposit accounts is primarily received immediately or in the following month through a direct charge to customers' accounts. Overdraft and nonsufficient funds fees and other deposit account related fees are transactional based, and therefore, the Company's performance obligation is satisfied, and related revenue recognized, at a point in time.

ATM and check card fees

ATM fees are primarily generated when a Company cardholder uses a non-Company ATM or a non-Company cardholder uses a Company ATM. ATM fees are transactional based, and therefore, the Company's performance obligation is satisfied, and related revenue recognized, at a point in time. Check card fees are primarily comprised of interchange fee income. Interchange fees are earned

91

whenever the Company's debit cards are processed through card payment networks, such as Visa. The Company's performance obligation for interchange fee income is largely satisfied, and related revenue recognized, when the services are rendered or upon completion. Payment is typically received immediately or in the following month. In compliance with Topic 606, debit card fee income is presented net of associated expense.

Wealth management fees

Wealth management fees are primarily comprised of fees earned from the management and administration of trusts and other customer assets. The Company's performance obligation is generally satisfied over time and the resulting fees are primarily recognized monthly, based upon the month-end market value of the assets under management and the applicable fee rate. Payment is generally received a few days after month-end through a direct charge to customers' accounts. Estate management fees are based upon the size of the estate. Revenue for estate management fees are recorded periodically, according to a fee schedule, and are based on the services that have been provided.

Brokered mortgage fees

Brokered mortgage fees are comprised of loan fee income earned from generating loans in the secondary market. Brokered mortgage fee income is recognized at loan closing.

Bargain purchase gain

A bargain purchase arises when the fair value of the net assets acquired in a business combination exceeds the consideration transferred, resulting in a gain being recorded by the acquirer. The Company recognized the gain as income on the date of acquisition.

See Note 2 for discussion of the bargain purchase gain recorded in connection with the Touchstone acquisition.

Fees for other customer services

Fees for other customer services include check ordering charges, merchant services income, safe deposit box rental fees, and other service charges. Check ordering charges are transactional based, and therefore, the Company's performance obligation is satisfied, and related revenue recognized, at a point in time. Merchant services income mainly represent fees charged to merchants to process their debit and credit card transactions. The Company's performance obligation for merchant services income is largely satisfied, and related revenue recognized, when the services are rendered or upon completion. Payment is typically received immediately or in the following month. Safe deposit box rental fees are charged to the customer on an annual basis and recognized upon receipt of payment. The Company determined that since rentals and renewals occur fairly consistently over time, revenue is recognized on a basis consistent with the duration of the performance obligation.

Gains and losses are recorded when control of the property transfers to the buyer, which generally occurs at the time of transfer of the deed. If the Company finances the sale of a foreclosed property to the buyer, we assess whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the foreclosed property is derecognized and the gain or loss on sale is recorded upon transfer of control of the property to the buyer. For the years ended December 31, 2024 and 2023 net gains/(losses) on sales of foreclosed properties was $0 and $233, respectively.

The following table presents noninterest income, segregated by revenue streams in-scope and out-of-scope of Topic 606, for the years ended December 31, 2024 and 2023 (in thousands):

	2024	2023
Noninterest Income		
Service charges on deposit accounts	$ 3,122	$ 2,780
ATM and check card fees	3,305	3,449
Wealth management fees	3,617	3,120
Brokered mortgage fees	252	119
Bargain purchase gain	2,920	—
Fees for other customer services	966	770
Noninterest income (in-scope of Topic 606)	$ 14,182	$ 10,238
Noninterest income (out-of-scope of Topic 606)	2,198	1,546
Total noninterest income	$ 16,380	$ 11,784

Note 25. Derivative Financial Instruments

On April 21, 2020, the Company entered into two interest rate swap agreements related to its outstanding junior subordinated debt. One swap agreement was related to the Company's junior subordinated debt with a redemption date of June 17, 2034, which became effective on March 17, 2020. The notional amount of the interest rate swap was $5.0 million and terminates on June 17, 2034. Under the terms of the agreement, the Company pays interest quarterly at a fixed rate of 0.79% and receives interest quarterly at a variable rate of three-month term secured overnight financing rate (SOFR). The variable rate resets on each interest payment date. The other swap agreement was related to the Company's junior subordinated debt with a redemption date of October 1, 2036, which became effective on April 1, 2020. The notional amount of the interest rate swap was $4.0 million and terminates on October 1, 2036. Under the terms of the agreement, the Company pays interest quarterly at a fixed rate of 0.82% and receives interest quarterly at a variable rate of three-month term SOFR. The variable rate resets on each interest payment date.

The Company entered into interest rate swaps to reduce interest rate risk and to manage interest expense. By entering into these agreements, the Company converted variable rate debt into fixed rate debt. Alternatively, the Company may enter into interest rate swap agreements to convert fixed rate debt into variable rate debt. Interest differentials paid or received under interest rate swap agreements are reflected as adjustments to interest expense. The Company designated the interest rate swaps as hedging instruments in qualifying cash flow hedges, as discussed in Note 1 to the Consolidated Financial Statements. Changes in fair value of these designated hedging instruments is reported as a component of other comprehensive income. Interest rate swaps designated as cash flow hedges are expected to be highly effective in offsetting the effect of changes in interest rates on the amount of variable rate interest payments, and the Company assesses the effectiveness of each hedging relationship quarterly. If the Company determines that a cash flow hedge is no longer highly effective, future changes in the fair value of the hedging instrument would be reported as earnings. As of December 31, 2024, the Company has designated cash flow hedges to manage its exposure to variability in cash flows on certain variable rate borrowings for periods that end between June 2034 and October 2036. The notional amounts of the interest rate swaps were not exchanged and do not represent exposure to credit loss. In the event of default by a counterparty, the risk in these transactions is the cost of replacing the agreements at current market rates.

All interest rate swaps were entered into with counterparties that met the Company's credit standards and the agreements contain collateral provisions protecting the at-risk party. The Company believes that the credit risk inherent in these derivative contracts is not significant.

Unrealized gains or losses recorded in other comprehensive income related to cash flow hedges are reclassified into earnings in the same period(s) during which the hedged interest payments affect earnings. When a designated hedging instrument is terminated and the hedged interest payments remain probable of occurring, any remaining unrecognized gain or loss in other comprehensive income is reclassified into earnings in the period(s) during which the forecasted interest payments affect earnings. Amounts reclassified into earnings and interest receivable or payable under designated interest rate swaps are reported in interest expense. The Company does not expect any unrealized losses related to cash flow hedges to be reclassified into earnings in the next twelve months.

The following table summarizes key elements of the Company's derivative instruments at December 31, 2024 and 2023 (in thousands):

| | **2024** | | | |
	Notional Amount	Assets	Liabilities	Collateral Pledged[1]
Cash Flow Hedges				
Interest rate swap contracts	$ 9,000	$ 2,690	$ —	$ —

| | **2023** | | | |
	Notional Amount	Assets	Liabilities	Collateral Pledged[1]
Cash Flow Hedges				
Interest rate swap contracts	$ 9,000	$ 2,488	$ —	$ —

(1)   Collateral pledged may be comprised of cash or securities.

Note 26. Segment Reporting

The Company has two reportable segments. Each reportable segment is a strategic business unit that offers different products and services. They are managed separately, because each segment appeals to different markets and, accordingly, require different technology and marketing strategies. The accounting policies of the segments are the same as those described in the summary of significant accounting policies provided earlier in this report.

The reportable segments are:

- *Community Banking* - The Community Banking segment involves making loans and generating deposits from individuals, businesses, and charitable organizations. Loan fee income, service charges from deposit accounts, and other non-interest-related fees, such as fees for debit cards and ATM usage and fees for brokered mortgage services, generates income for the Banking segment.

- *Wealth Management Services* – Wealth Management Services offers corporate trustee services, trust and estate administration, IRA administration and custody services. Revenue for this segment is generated from administration, service and custody fees, as well as management fees which are derived from assets under management. Investment management services currently are offered through in-house and third-party managers.

The Company's chief operating decision maker (CODM) is the President and Chief Operating Officer of the Bank. The CODM uses income, operating expenses and net income to evaluate income generated from the operating segments. Net income is used to monitor budget versus actual results and profitability. Financials of the operating segments are reviewed monthly to assess the performance of the segments.

Segment information for the years ended December 31, 2024 and 2023 is shown in the following tables. Note that asset information is not reported below, as the assets of the Company are reported at the Bank level. Assets under management by Wealth Management Services were $471 million in 2024.

		2024				
(in thousands)		Community Banking		Wealth Management		Total
Interest Income	$	76,037	$	282	$	76,319
Interest Expense		23,867		—		23,867
Net interest income	$	52,170	$	282	$	52,452
Provision for credit losses		7,850		—		7,850
Net interest income after provision for credit losses	$	44,320	$	282	$	44,602
Noninterest Income:						
Service charges on deposit accounts	$	3,122	$	—	$	3,122
ATM and check card fees		3,305		—		3,305
Wealth management fees		—		3,617		3,617
Other operating income		6,336		—		6,336
Total noninterest income	$	12,763	$	3,617	$	16,380
Noninterest Expense						
Salaries and employee benefits	$	24,292	$	842	$	25,134
Occupancy		2,544		29		2,573
Equipment		3,127		4		3,131
Legal and professional fees		1,974		19		1,993
Data processing expense		1,256		148		1,404
Investment management		—		1,307		1,307
Other operating expense		17,362		30		17,392
Total noninterest expense	$	50,555	$	2,379	$	52,934
Income before income taxes	$	6,528	$	1,520	$	8,048
Income tax expense		878		204		1,082
Net income	$	5,650	$	1,316	$	6,966

(in thousands)	Community Banking		Wealth Management		Total	
		2023				
Interest Income	$	57,423	$	296	$	57,719
Interest Expense		14,306		—		14,306
Net interest income	$	43,117	$	296	$	43,413
Provision for credit losses		6,150		—		6,150
Net interest income after provision for credit losses	$	36,967	$	296	$	37,263
Noninterest Income:						
Service charges on deposit accounts	$	2,780	$	—	$	2,780
ATM and check card fees		3,449		—		3,449
Wealth management fees		—		3,120		3,120
Other operating income		2,435		—		2,435
Total noninterest income	$	8,664	$	3,120	$	11,784
Noninterest Expense						
Salaries and employee benefits	$	20,221	$	818	$	21,039
Occupancy		2,125		29		2,154
Equipment		2,372		5		2,377
Legal and professional fees		1,632		15		1,647
Data processing expense		925		122		1,047
Investment management		—		1,103		1,307
Other operating expense		7,645		26		7,671
Total noninterest expense	$	34,920	$	2,118	$	37,242
Income before income taxes	$	10,711	$	1,298	$	11,805
Income tax expense		1,941		240		2,181
Net income	$	8,770	$	1,058	$	9,624

95

Note 27. Parent Company Only Financial Statements

FIRST NATIONAL CORPORATION
(Parent Company Only)
Balance Sheets
December 31, 2024 and 2023
(in thousands)

	2024	2023
Assets		
Cash	$ 29,130	$ 15,572
Investment in subsidiaries, at cost, plus undistributed net income	161,653	112,317
Other assets	7,586	3,193
Total assets	$ 198,369	$ 131,082
Liabilities and Shareholders' Equity		
Subordinated debt	$ 21,175	$ 4,997
Junior subordinated debt	9,279	9,279
Other liabilities	1,385	535
Total liabilities	$ 31,839	$ 14,811
Preferred stock	$ —	$ —
Common stock	11,218	7,829
Surplus	77,058	32,950
Retained earnings	96,947	94,198
Accumulated other comprehensive (loss), net	(18,693)	(18,706)
Total shareholders' equity	$ 166,530	$ 116,271
Total liabilities and shareholders' equity	$ 198,369	$ 131,082

FIRST NATIONAL CORPORATION
(Parent Company Only)
Statements of Income
Years Ended December 31, 2024 and 2023
(in thousands)

	2024	2023
Income		
Dividends from subsidiary	$ 18,000	$ 11,000
Other operating income	40	
Total income	$ 18,040	$ 11,000
Expense		
Interest expense	$ 873	$ 548
Supplies	83	2
Legal and professional fees	340	262
Data processing	107	60
Management fee-subsidiary	368	369
Other expense	122	85
Total expense	$ 1,893	$ 1,326
Income before allocated tax benefits and undistributed income of subsidiary	$ 16,147	$ 9,674
Allocated income tax benefit	389	278
Income before equity in undistributed income of subsidiary	$ 16,536	$ 9,952
Equity in undistributed (loss) income of subsidiary	(9,570)	(328)
Net income	$ 6,966	$ 9,624

FIRST NATIONAL CORPORATION
(Parent Company Only)
Statements of Cash Flows
Years Ended December 31, 2024 and 2023
(in thousands)

	2024		2023	
Cash Flows from Operating Activities				
Net income	$	6,966	$	9,624
Adjustments to reconcile net income to net cash provided by operating activities:				
Equity in undistributed income of subsidiary		9,570		328
Stock-based compensation		635		753
Amortization of debt issuance costs		2		2
Gain on sale of investment		(40)		—
(Increase) in other assets		(85)		(359)
Increase increase in other liabilities		296		2
Net cash provided by operating activities	$	17,344	$	10,350
Cash Flows from Investing Activities				
Net cash paid in acquisition of Touchstone Bank	$	(10)	$	—
Proceeds from sale of investment		368		—
Net cash provided by investing activities	$	358	$	—
Cash Flows from Financing Activities				
Cash dividends paid on common stock, net of reinvestment	$	(4,038)	$	(3,597)
Repurchase of common stock		(106)		(682)
Net cash (used in) financing activities	$	(4,144)	$	(4,279)
Increase in cash and cash equivalents	$	13,558	$	6,071
Cash and Cash Equivalents				
Beginning		15,572		9,501
Ending	$	29,130	$	15,572

Item 9. **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

Item 9A. **Controls and Procedures**

Disclosure Controls and Procedures

The Company's management, including the Company's Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the Exchange Act), as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2024 to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that the Company's disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Company or its subsidiaries to disclose material information required to be set forth in the Company's periodic reports.

Changes in Internal Controls

There were no changes in the Company's internal control over financial reporting during the Company's fourth quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. **Other Information**

Trading Arrangements

During the three months ended December 31, 2024, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) informed us of the adoption or termination of any Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K).

Item 9C. **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

None.

Item 10.   **Directors, Executive Officers and Corporate Governance**

Information required by this Item is set forth under the headings "Election of Directors – Nominees," "Executive Officers Who Are Not Directors," "Delinquent Section 16(a) Reports," "Code of Conduct and Ethics," "Committees" and "Director Selection Process" in the Company's Proxy Statement for the 2025 Annual Meeting of Shareholders (the Proxy Statement), which information is incorporated herein by reference.

The Company has adopted an insider trading policy that governs the purchase, sale, and/or other transactions of the Company's securities by its directors, officers and employees and the Company itself. A copy of the Company's insider trading policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

Item 11.   **Executive Compensation**

Information required by this Item is set forth under the headings "Executive Compensation" and "Director Compensation" in the Proxy Statement, which information is incorporated herein by reference.

Item 12.   **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

Information required by this Item is set forth under the heading "Stock Ownership of Directors and Executive Officers" and "Stock Ownership of Certain Beneficial Owners" in the Proxy Statement, which information is incorporated herein by reference.

Item 13.   **Certain Relationships and Related Transactions, and Director Independence**

Information required by this Item is set forth under the headings "Certain Relationships and Related Party Transactions" and "Director Independence" in the Proxy Statement, which information is incorporated herein by reference.

Item 14.   **Principal Accountant Fees and Services**

Information required by this Item is set forth under the headings "Auditor Fees and Services" and "Policy for Approval of Audit and Permitted Non-Audit Service" in the Proxy Statement, which information is incorporated herein by reference.

The Independent Registered Public Accounting Firm for the financial statements as of December 31, 2024 and for the two years then ended was Yount, Hyde & Barbour, P.C., (U.S. PCAOB Auditor Firm I.D.: 613), located in Winchester, Virginia.

Item 15.   **Exhibits, Financial Statement Schedules**

(a)   (1)   The response to this portion of Item 15 is included in Item 8 above.
       (2)   The response to this portion of Item 15 is included in Item 8 above.
       (3)   The following documents are attached hereto or incorporated herein by reference to Exhibits:

2.1   Agreement and Plan of Merger, dated as of March 25, 2024, by and between First National Corporation and Touchstone Bankshares, Inc. (incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed March 26, 2024).

3.1   Amended and Restated Articles of Incorporation, as amended and restated on March 3, 2009 (incorporated herein by reference to Exhibit 3.1 to the Company's Form 10-K for the year ended December 31, 2008).

3.2   Articles of Amendment to Article of Incorporation of First National Corporation (incorporated herein by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024).

3.3   Bylaws of First National Corporation (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on October 1, 2024.)

4.1   Specimen of Common Stock Certificate (incorporated herein by reference to Exhibit 1 to the Company's Form 10 filed with SEC on May 2, 1994) (paper filing).

4.2   Description of Securities.

4.3   Form of 5.50% Fixed to Floating Rate Subordinated Note due 2030 (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed July 6, 2020).

4.4   Form of 6.00% Fixed to Floating Rate Subordinated Note due August 15, 2030

4.5   Form of 4.00% Fixed to Floating Rate Subordinated Note due January 30, 2032

10.1   Amended and Restated Employment Agreement, dated as of June 1, 2007, between the Company and Dennis A. Dysart (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended September 30, 2007).

10.2   Amended and Restated Employment Agreement, dated as of June 1, 2007, between the Company and M. Shane Bell (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended June 30, 2007).

10.4   Amendment to Employment Agreement between the Company and Dennis A. Dysart and M. Shane Bell (incorporated by reference to Exhibit 10.6 to the Company's Form 10-K for the year ended December 31, 2008).

10.8   Employment Agreement between the Company and Scott C. Harvard (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 22, 2014).

10.9   Executive Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on March 19, 2013).

10.10   2014 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8, filed February 11, 2015).

10.11   Form of Restricted Stock Unit (incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended March 31, 2015).

10.12   Subordinated Loan Agreement, dated October 30, 2015, between First National Corporation and Community Funding CLO, Ltd. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on November 5, 2015).

10.13   Supplemental Executive Retirement Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed March 21, 2019).

10.14   Supplemental Executive Retirement Plan, dated March 15, 2019, for the benefit of Scott C. Harvard (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on March 21, 2019).

10.15   Supplemental Executive Retirement Plan, dated March 15, 2019, for the benefit of Dennis A. Dysart (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed on March 21, 2019).

10.16   Supplemental Executive Retirement Plan, dated March 15, 2019, for the benefit of M. Shane Bell (incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed on March 21, 2019).

10.17   First National Corporation 2023 Stock Incentive Plan (incorporated by reference to Appendix A of First National Corporation's proxy statement for the 2023 annual meeting of Shareholders, filed March 31, 2023).

10.18   Form of First National Corporation Restricted Stock Unit Agreement (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023).

10.19   Form of First National Corporation Director Stock Award Agreement (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023).

14.1	Code of Conduct and Ethics (incorporated herein by reference to Exhibit 14.1 to the Company's Current Report on Form 8-K, filed on April 11, 2008).
19.1	Insider Trading Policy.
21.1	Subsidiaries of the Company.
23.1	Consent of Yount, Hyde & Barbour, P.C.
31.1	Certification of Chief Executive Officer, Section 302 Certification.
31.2	Certification of Chief Financial Officer, Section 302 Certification.
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350.
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.
97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023).
101	The following materials from First National Corporation's Annual Report on Form 10-K for the year ended December 31, 2024 formatted in Inline eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income, (iii) Consolidated Statements of Comprehensive Income (Loss), (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Changes in Shareholders' Equity, and (vi) Notes to Consolidated Financial Statements.
104	The cover page from First National Corporation's Annual Report on Form 10-K for the year ended December 31, 2024, formatted in Inline XBRL (included with Exhibit 101).

(b) Exhibits

See Item 15(a)(3) above.

(c) Financial Statement Schedules

See Item 15(a)(2) above.

Item 16.   **Form 10-K Summary**

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST NATIONAL CORPORATION

By: /s/ Scott C. Harvard

President and Chief Executive Officer
(on behalf of the registrant and as principal executive officer)

Date: March 31, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Scott C. Harvard	Date:	March 31, 2025
President & Chief Executive Officer Director (principal executive officer)		
/s/ Bruce E. Thomas	Date:	March 31, 2025
Senior Vice President & Interim Chief Financial Officer (principal financial officer and principal accounting officer)		
/s/ Elizabeth H. Cottrell	Date:	March 31, 2025
Chairman of the Board of Directors		
/s/ Gerald F. Smith, Jr.	Date:	March 31, 2025
Vice Chairman of the Board of Directors		
/s/ Jason C. Aikens	Date:	March 31, 2025
Director		
/s/ Emily Marlow Beck	Date:	March 31, 2025
Director		
/s/ Boyce Brannock	Date:	March 31, 2025
Director		
/s/ W. Michael Funk	Date:	March 31, 2025
Director		
/s/ James R. Wilkins, III	Date:	March 31, 2025
Director		
/s/ Kirtesh Patel	Date:	March 31, 2025
Director		
/s/ George E. Holt, III	Date:	March 31, 2025
Director		
/s/ Toni T. Lee-Andrews	Date:	March 31, 2025
Director		
/s/ Norman D. Wagstaff, Jr.	Date:	March 31, 2025
Director		
/s/ William S. Wilkinson	Date:	March 31, 2025
Director		

Exhibit 4.2

DESCRIPTION OF SECURITIES

As of December 31, 2024, the common stock, par value $1.25 per share, was the only class of securities of First National Corporation (the "Company") registered under Section 12 of the Securities Exchange Act of 1934, as amended.

The following section describes the general terms and provisions of the shares of the Company's common stock. You should read the Company's articles of incorporation, as amended, and bylaws for additional information about the common stock. The articles of incorporation and bylaws are included as exhibits to the Company's Annual Report on Form 10-K, to which this exhibit also is attached.

General

As of December 31, 2024, the Company had 17,000,000 shares of capital stock authorized. This authorized capital stock consisted of:

- 16,000,000 shares of common stock, par value $1.25 per share; and
- 1,000,000 shares of preferred stock, par value $1.25 per share.

Voting Rights

Each holder of common shares is entitled to one vote per share held on any matter submitted to a vote of shareholders. There are no cumulative voting rights in the election of directors or otherwise.

Dividends

Holders of common shares are entitled to receive dividends when and as declared by the board of directors out of funds legally available, subject to certain restrictions imposed by state and federal laws and the preferential dividend rights of the preferred stock. The Company is a corporation separate and distinct from First Bank. Since most of the Company's revenues will be received by it in the form of dividends or interest paid by First Bank, the Company's ability to pay dividends will be subject to certain regulatory restrictions.

No Preemptive or Conversion Rights

Holders of the Company's common shares do not have preemptive rights to purchase additional shares of any class of the Company's stock and have no conversion or redemption rights.

Calls and Assessments

All of the issued and outstanding common shares are non-assessable.

Liquidation Rights

In the event of the Company's liquidation, dissolution or winding up, the holders of common shares (and the holders of any class or series of stock entitled to participate with the common shares in the distribution of assets) shall be entitled to receive, in cash or in kind, the Company's assets available for distribution remaining after payment or provision for payment of the Company's debts and liabilities and distributions or provision for distributions to holders of the preferred stock having preference over the common shares.

Preferred Stock

The Company's board of directors is granted the authority from time to time to issue preferred stock in one or more series and in connection with the creation of any such series to fix by resolution the preferences, limitations and relative rights thereof. As of December 31, 2024, there were 1,000,000 authorized shares of preferred stock, par value $1.25 per share, of which 13,900 have been designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series A and 695 have been designated as the Fixed Rate Cumulative Perpetual Preferred Stock, Series B. No shares of preferred stock were outstanding as of December 31, 2024.

The preferences and other terms of any series of preferred stock will be fixed by an amendment to the Company's articles of incorporation designating the terms of that series. Because the Company's board of directors has the power to establish the preferences and rights of each series of preferred stock, it may afford the holders of any series of preferred stock preferences and rights, voting or otherwise, senior to the rights of holders of the Company's common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock until the Company's board of directors determines the specific rights of the holders of preferred stock. However, the effects might include:

- restricting dividends on the Company's common stock;
- diluting the voting power of the Company's common stock;
- impairing liquidation rights of the Company's common stock; or
- discouraging, delaying or preventing a change in control of the Company without further action by its shareholders.

Certain Provisions of the Company's Articles of Incorporation and Bylaws and Virginia Law

General

The Company's articles of incorporation and bylaws contain provisions that could make more difficult an acquisition of the Company by means of a tender offer, a proxy contest or otherwise. In addition, Virginia has two antitakeover statutes, the Affiliated Transactions Statute and the Control Share Acquisitions Statute, that could make it more difficult for another party to acquire the Company without the approval of the Company's board of directors. These provisions are expected to discourage specific types of coercive takeover practices and inadequate takeover bids as well as to encourage persons seeking to acquire control to first negotiate with the Company. Although these provisions may have the effect of delaying, deferring or preventing a change in control, the Company believes that the benefits of increased protection through the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

Special Voting Provisions

The Company's articles of incorporation currently provide that unless previously approved by a majority of directors, the following transactions with a beneficial owner, directly or indirectly, of more than five percent of the Company's outstanding capital stock entitled to vote require approval by at least 80 percent of the Company's outstanding capital stock entitled to vote:

- any merger or consolidation with or into any other corporation;
- any share exchange in which a corporation, person or entity acquires the issued or outstanding shares of the Company's capital stock pursuant to a vote of shareholders;
- any issuance of the Company's shares that results in the acquisition of control of the Company by any person, firm or corporation or group of one or more thereof that previously did not control the Company;
- any sale, lease, exchange, mortgage, pledge or other transfer, in one transaction or a series of transactions, of all, or substantially all, of the Company's assets to any other corporation, person or entity;
- the adoption of a plan for the Company's liquidation or dissolution proposed by any other corporation, person or entity;
- any proposal in the nature of a reclassification or reorganization that would increase the proportionate voting rights of any other corporation, person or entity; or
- any transaction similar to, or having similar effect as, any of the foregoing transactions.

If any of the foregoing transactions is with a corporation, person or entity that is not a beneficial owner, directly or indirectly, of more than five percent of the Company's outstanding capital stock entitled to vote, the affirmative vote of two-thirds of the Company's outstanding capital stock entitled to vote shall be required to approve the transaction.

Advance Notice for Shareholder Proposals or Nominations at Meetings

The Company's bylaws also prescribe the procedure that a shareholder must follow to nominate directors or to bring other business before shareholders' meetings. For a shareholder to nominate a candidate for director or to bring other business before a meeting, notice must be received by the Company's Secretary not less than 60 days and not more than 90 days prior to the date of the meeting. Notice of a nomination for director must describe various matters regarding the nominee and the shareholder giving the notice. Notice of other business to be brought before the meeting must include a description of the proposed business, the reasons therefore, and other specified matters regarding the shareholder giving the notice.

Blank Check Preferred Stock

As permitted by the Virginia Stock Corporation Act (the "Virginia SCA"), the Company's board of directors may issue shares of preferred stock without shareholder approval. The Company's board of directors has the flexibility to deter attempts to gain control of the Company by including extraordinary voting, dividend, redemption or conversion rights in any preferred stock that it may deem appropriate to issue.

Increasing the Number of Directors

Under the Virginia SCA, a board of directors may amend or repeal bylaws unless articles of incorporation or other provisions of Virginia law reserve such power exclusively in the shareholders or the shareholders, in adopting or amending particular bylaws, expressly prohibit the board of directors from amending or repealing that bylaw. The Company's articles of incorporation do not reserve the power to amend the Company's bylaws to increase or decrease the number of directors exclusively to the shareholders and no bylaw, or amendment thereto, expressly prohibits the board of directors from amending the bylaws to increase or decrease the number of directors. In addition, according to the Company's articles of incorporation and bylaws, the newly created directorships resulting from an increase in the number of authorized directors by not more than two directors shall be filled by the directors then in office. As a result, if faced with an attempt to take control of the Company' s board, the Company's directors may increase the size of the board of directors and install directors opposed to the hostile takeover attempt.

No Cumulative Voting

The Company's articles of incorporation do not provide for cumulative voting in the election of directors.

Removal of Directors

The Company's articles of incorporation currently provide that a director may not be removed from office as a director except by the affirmative vote of the holders of 80% of the shares of the Company's common stock issued, outstanding and entitled to vote.

Exhibit 4.4

JP Morgan Chase Bank, N.A.   Date: 08/25/23
CIB Inbound / Re-Registration
780 Delta Drive
Mail Code LA4-1040
Monroe, LA 71203   Tel: 318-432-6381

To: TOUCHSTONE BANKSHARES INC
        ATTN : KEISHA CACHIE
        4300 CROSSINGS BLVD
        PRINCE GEORGE, VA 23875
        804 324 7385

Re: T323236E8KX/ CUSIP 89157HAA4/ Coll ID #370891152

Enclosed please find the following security:

CUSIP Number: 89157HAA4

Quantity / Registered Holder: Total = $500,000.00 (itemized below)

• CERT 8 @ $500,000.00 – GRANDSOUTH BANK

Issuer: TOUCHSTONE BANKSHARES, INC

Registration Change – Please transfer these securities in accordance with the specific registration, denomination, and payment instructions provided below. Please issue physical certificate(s) only.

    Register to: 13-6022143
                        CUDD & CO. LLC
                        C/O JPMORGAN CHASE BANK, N.A.
                        P.O. BOX 35308
                        NEWARK, NJ 07193-5308

    Denominations: 1 x $500,000.00 to CUDD & CO. LLC

Payment Instructions: SEE ATTACHED

Return Address: JP Morgan Chase Bank, N.A.
                        CIB Inbound / Re-Registration
                        780 Delta Drive
                        Mail Code LA4-1040
                        Monroe, LA 71203

************PLEASE **DO NOT** RETURN SECURITIES VIA FIRST CLASS MAIL**********

For securities being sent via federal express, PLEASE USE OUR FEDERAL EXPRESS *ACCOUNT NUMBER*: 237480368

If you have questions or need additional information, please contact one of the following:

   ▪ Mattie Bray – Mattie.bray@jpmchase.com – 318.432.6381
   ▪ Jessica Sims– Jessica.sims@chase.com – 318.432.6856
   ▪ Armond Pichon – Armond.pichon@jpmorgan.com – 318.432.6013

Please return 1 page of this transmittal with new certificate(s)

PLEASE <u>DO</u> <u>NOT</u> MAIL CERTIFICATES TO REGISTERED HOLDER!

MAIL NEW CERTIFICATES TO THE SENDER:

JP Morgan Chase Bank, N.A.
CIB Inbound / Re-Registration
780 Delta Drive
Mail Code LA4-1040
Monroe, LA 71203

***********PLEASE <u>DO NOT</u> RETURN SECURITIES VIA FIRST CLASS MAIL***********

For securities being sent via federal express,
PLEASE USE OUR FEDERAL EXPRESS *ACCOUNT NUMBER*: 237480368

THANK YOU!

JPMORGAN TITAN 08/25/23
SECURITIES SERVICES GROUP 14:15:12
SECURITIES PROCESSING DIVISION

ROUTING SLIP SEQ#: 000097712
PARTICIPANT: 00000902

FROM: VTFL
TO: TRNO
TRANID: T323236E8KX
BLOCK ID:
ACCOUNT: P 95099
FHLBA/ FIRST CAPITAL BANK
CUSIP: 89157HAA4
TOUCHSTONE BANKSHARES INC CALLABLE NO
QTY: 500,000.00
MICROFILM:
VIA: INTL
REG: STRT
STREET NAME
PAY MODE:
AMT: .00
SPECIAL INSTRUCTIONS:
OTM 0KJESY

08/25/23 14:15:12
JPMORGAN TITAN
SECURITIES SERVICES GROUP
SECURITIES PROCESSING DIV.

ROUTING SLIP

FROM: VTFL
TO: TRNO
TRANID: T323236E8KX
BLOCK ID:
ACCOUNT: P 95099
CUSIP:
MICROFILM:

NEXT FUNCTION: T752

RAYMOND JAMES®

February 8, 2023

RE: Touchstone Bankshares Inc. 6.00% Fixed to Floating Subordinated Note Due August, 2030 / Cusip 89157HAA4

To Whom It May Concern:

Please see attached note and accompanying negotiable paperwork. This note will need to be re-registered in your name. The transfer agent to process this re-registration is the issuer, Touchstone Bankshares Inc. The contact at the bank to facilitate your request is Keishia Cachie. Please mail the note and the negotiable paperwork to her attention at the below address. Her contact information is below as well.

Touchstone Bankshares Inc.
Attn: Keisha Cachie
4300 Crossings Blvd.
Prince George, VA 23875

Phone: 804-324-7385
Email: Keisha.Cachie@touchstone.bank

Ms. Cachie has confirmed she needs the following documents to process the re-registration:

- Articles of Merger from Grand South to First Bank (attached)
- Corporate Resolution from First Bank to show authorized signer (attached)
- Assignment form to be completed by Transferor and Assignee with Medallion Signature Guarantee (attached - You will need to complete your portion of this form. Assignee name and tax ID on top of form and second half of form, including wet signature and Signature Medallion stamp.) (original wet signatures required)
- Wire instructions for interest payments to new holder
- Current W-9 of the new holder – copy is acceptable
- Corporate Resolution for new holder – copy is acceptable
- Specific letter of instruction including mailing instructions for the return of the new note

Please contact me at (727) 567-6770 or Chrissy.estrada@RaymondJames.com if you have any questions or need any additional information.

Thank you,

Chrissy Estrada

Custody Associate
Raymond James & Associates Inc.

No. 8 CUSIP / ISIN QIBs: 89157H AA4 / US89157HAA41

TOUCHSTONE BANKSHARES, INC.

6.00% FIXED TO FLOATING RATE SUBORDINATED NOTE DUE AUGUST 15, 2030

1. **Subordinated Notes**. This subordinated note is one of an issue of notes of Touchstone Bankshares, Inc., a Virginia corporation (the "Company"), designated as the "6.00% Fixed to Floating Rate Subordinated Notes due August 15, 2030" (the "Subordinated Notes") issued pursuant to that Subordinated Note Purchase Agreement, dated as of the date upon which this Subordinated Note was originally issued (the "Issue Date"), between the Company and the one or more purchasers of the Subordinated Notes identified in the signature pages thereto (the "Purchase Agreement").

2. **Payment**. The Company, for value received, promises to pay to GrandSouth Bank, or its registered assigns, the principal sum of Five Hundred Thousand Dollars (U.S.) ($500,000) plus accrued but unpaid interest on August 15, 2030 (the "Maturity Date") and to pay interest thereon (i) from and including the original issue date of the Subordinated Notes to but excluding August 15, 2025 or the earlier redemption date contemplated by Section 4 (Redemption) of this Subordinated Note (the "Fixed Rate Period"), at the rate of 6.00% per annum, computed on the basis of a 360-day year consisting of twelve 30-day months and payable semi-annually in arrears on February 15 and August 15 of each year (each payment date, a "Fixed Interest Payment Date"), beginning February 15, 2021, and (ii) from and including August 15, 2025 to but excluding the Maturity Date or earlier redemption date contemplated by Section 4 (Redemption) of this Subordinated Note (the "Floating Rate Period"), at the rate per annum, reset quarterly, equal to the Floating Interest Rate (as defined below) determined on the Floating Interest Determination Date (as defined below) of the applicable interest period plus 596 basis points, computed on the basis of a 360-day year and the actual number of days elapsed and payable quarterly in arrears (each quarterly period, a "Floating Interest Period") on February 15, May 15, August 15, and November 15 of each year (each payment date, a "Floating Interest Payment Date"). Dollar amounts resulting from this calculation shall be rounded to the nearest cent, with one-half cent being rounded up. The term "Floating Interest Determination Date" means the date upon which the Floating Interest Rate is determined by the Calculation Agent (as defined below) pursuant to the Three-Month Term SOFR Conventions (as defined below).

(a) An "Interest Payment Date" is either a Fixed Interest Payment Date or a Floating Interest Payment Date, as applicable.

(b) The "Floating Interest Rate" means:

(i) initially Three-Month Term SOFR (as defined below).

(ii) Notwithstanding the foregoing clause (i) of this Section 2(b):

(1) If the Calculation Agent, reasonably determines in good faith prior to the relevant Floating Interest Determination Date that a Benchmark Transition Event and its related Benchmark Replacement Date (each of such terms as defined below) have occurred

3

with respect to Three-Month Term SOFR, then the Company shall promptly provide notice of such determination to the Noteholders (as defined below) and Section 2(c) (Effect of Benchmark Transition Event) will thereafter apply to all determinations, calculations and quotations made or obtained for the purposes of calculating the Floating Interest Rate payable on the Subordinated Notes during a relevant Floating Interest Period.

(2)　However, if the Calculation Agent reasonably determines in good faith that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Three-Month Term SOFR, but for any reason the Benchmark Replacement (as defined below) has not been determined as of the relevant Floating Interest Determination Date, the Floating Interest Rate for the applicable Floating Interest Period will be equal to the Floating Interest Rate on the last Floating Interest Determination Date for the Subordinated Notes, as determined by the Calculation Agent.

(iii)　If the then-current Benchmark (as defined below) is Three-Month Term SOFR and any of the foregoing provisions concerning the calculation of the interest rate and the payment of interest during the Floating Rate Period are inconsistent with any of the Three-Month Term SOFR Conventions determined by the Company, then the relevant Three-Month Term SOFR Conventions will apply.

(c)　Effect of Benchmark Transition Event.

(i)　If the Calculation Agent reasonably determines in good faith that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time (as defined below) in respect of any determination of the Benchmark on any date, the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the Subordinated Notes during the relevant Floating Interest Period in respect of such determination on such date and all determinations on all subsequent dates.

(ii)　In connection with the implementation of a Benchmark Replacement, the Company will have the right to make Benchmark Replacement Conforming Changes (as defined below) from time to time, and such changes shall become effective without consent from the relevant Noteholders or any other party.

(iii)　Any determination, decision or election that may be made by the Company or by the Calculation Agent pursuant to the benchmark transition provisions set forth herein, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date, and any decision to take or refrain from taking any action or any selection:

(1)　will be conclusive and binding absent manifest error;

(2)　if made by the Company, will be made in the Company's sole discretion;

(3)　if made by the Calculation Agent, will be made after consultation with the Company, and the Calculation Agent will not make any such determination, decision or election to which the Company reasonably objects; and

(4) notwithstanding anything to the contrary in this Subordinated Note or the Purchase Agreement, shall become effective without consent from the relevant Noteholders or any other party.

(iv) For the avoidance of doubt, after a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, interest payable on this Subordinated Note for the Floating Rate Period will be an annual rate equal to the sum of the applicable Benchmark Replacement and the spread specified on the face hereof.

(v) As used in this Subordinated Note, the following terms have the meanings as set forth below:

(1) "Benchmark" means, initially, Three-Month Term SOFR; provided that if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Three-Month Term SOFR or the then-current Benchmark, then "Benchmark" means the applicable Benchmark Replacement.

(2) "Benchmark Replacement" means the Interpolated Benchmark (as defined below) with respect to the then-current Benchmark; provided that if (a) the Calculation Agent cannot determine the Interpolated Benchmark as of the Benchmark Replacement Date or (b) the then-current Benchmark is Three-Month Term SOFR and a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Three-Month Term SOFR (in which event no Interpolated Benchmark with respect to Three-Month Term SOFR shall be determined), then "Benchmark Replacement" means the first alternative set forth in the order below that can be determined by the Calculation Agent, as of the Benchmark Replacement Date:

a. The sum of (i) Compounded SOFR (as defined below) and (ii) the Benchmark Replacement Adjustment (as defined below);

b. the sum of: (i) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body (as defined below) as the replacement for the then-current Benchmark for the applicable Corresponding Tenor (as defined below) and (ii) the Benchmark Replacement Adjustment;

c. the sum of: (i) the ISDA Fallback Rate (as defined below) and (ii) the Benchmark Replacement Adjustment;

d. the sum of: (i) the alternate rate of interest that has been selected by the Company as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar denominated floating rate notes at such time and (ii) the Benchmark Replacement Adjustment.

(3) "Benchmark Replacement Adjustment" means the first alternative set forth in the order below that can be determined by the Calculation Agent, as of the Benchmark Replacement Date:

a.   the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement (as defined below);

b.   if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment (as defined below);

c.   the spread adjustment (which may be a positive or negative value or zero) that has been selected by the Company giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar denominated floating rate notes at such time.

(4)   "Benchmark Replacement Conforming Changes" means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of "Floating Interest Period," timing and frequency of determining rates with respect to each Floating Interest Period and making payments of interest, rounding of amounts or tenors and other administrative matters) that the Company reasonably decides in good faith may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the Company reasonably decides in good faith that adoption of any portion of such market practice is not administratively feasible or if the Company reasonably determines in good faith that no market practice for use of the Benchmark Replacement exists, in such other manner as the Company determines in good faith is reasonably necessary).

(5)   "Benchmark Replacement Date" means the earliest to occur of the following events with respect to the then-current Benchmark:

a.   in the case of clause (a) of the definition of "Benchmark Transition Event," the relevant Reference Time in respect of any determination;

b.   in the case of clause (b) or (c) of the definition of "Benchmark Transition Event," the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark; or

c.   in the case of clause (d) of the definition of "Benchmark Transition Event," the date of such public statement or publication of information referenced therein.

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for purposes of such determination.

(6)   "Benchmark Transition Event" means the occurrence of one or more of the following events with respect to the then-current Benchmark:

a.   if the Benchmark is Three-Month Term SOFR, (i) the Relevant Governmental Body has not selected or recommended a forward-looking term rate for a tenor of three months based on SOFR (as defined below), (ii) the development of a forward-looking term rate for a tenor of three months based on SOFR that has been recommended or selected by the Relevant Governmental Body is not complete or (iii) the Company reasonably determines in good faith that the use of a forward-looking rate for a tenor of three months based on SOFR is not administratively feasible;

b.   a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;

c.   a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark; or

d.   a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.

(7)   "Calculation Agent" means such bank or other entity as may be appointed by the Company to act as Calculation Agent for the Subordinated Notes during the Floating Rate Period, which entity may, but need not, be the Company or an Affiliate (as defined below) of the Company.

(8)   "Compounded SOFR" means the compounded average of SOFRs for the applicable Corresponding Tenor, with the rate, or methodology for this rate, and conventions for this rate being established by the Company or its designee in accordance with:

a.   the rate, or methodology for this rate, and conventions for this rate selected or recommended by the Relevant Governmental Body for determining compounded SOFR; provided that:

b.   if, and to the extent that, the Company or its designee reasonably determines in good faith that Compounded SOFR cannot be determined in accordance with clause (a) above, then the rate, or methodology for this rate, and conventions for this rate that have been selected by the Company or its designee giving due consideration to any industry-accepted market practice for U.S. dollar denominated floating rate notes at such time.

7

For the avoidance of doubt, the calculation of Compounded SOFR will exclude the Benchmark Replacement Adjustment.

(9) "Corresponding Tenor" with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding Business Day (as defined below) adjustment) as the applicable tenor for the then-current Benchmark.

(10) "FRBNY" means the Federal Reserve Bank of New York.

(11) "FRBNY's Website" means the website of the FRBNY at http://www.newyorkfed.org, or any successor source.

(12) "Interpolated Benchmark" with respect to the Benchmark means the rate determined for the Corresponding Tenor by interpolating on a linear basis between: (1) the Benchmark for the longest period (for which the Benchmark is available) that is shorter than the Corresponding Tenor and (2) the Benchmark for the shortest period (for which the Benchmark is available) that is longer than the Corresponding Tenor.

(13) "ISDA" means the International Swaps and Derivatives Association, Inc. or any successor thereto.

(14) "ISDA Definitions" means the 2006 ISDA Definitions published by the ISDA or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

(15) "ISDA Fallback Adjustment" means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.

(16) "ISDA Fallback Rate" means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

(17) "Reference Time" with respect to any determination of a Benchmark means (1) if the Benchmark is Three-Month Term SOFR, the time determined by the Calculation Agent after giving effect to the Three-Month Term SOFR Conventions, and (2) if the Benchmark is not Three-Month Term SOFR, the time determined by the Calculation Agent after giving effect to the Benchmark Replacement Conforming Changes.

(18) "Relevant Governmental Body" means the Board of Governors of the Federal Reserve System (the "Federal Reserve") and/or the FRBNY, or a committee officially endorsed or convened by the Federal Reserve and/or the FRBNY or any successor thereto.

(19) "SOFR" means the daily Secured Overnight Financing Rate provided by the FRBNY, as the administrator of the benchmark (or a successor administrator), on the FRBNY's Website.

(20) "Term SOFR" means the forward-looking term rate for the Corresponding Tenor based on SOFR that has been selected or recommended by the Relevant Governmental Body.

(21) "Term SOFR Administrator" means any entity designated by the Relevant Governmental Body as the administrator of Term SOFR (or a successor administrator).

(22) "Three-Month Term SOFR" means the rate for Term SOFR for a tenor of three months that is published by the Term SOFR Administrator at the Reference Time for any Floating Interest Period, as determined by the Calculation Agent after giving effect to the Three-Month Term SOFR Conventions; *provided*, *however*, that in the event Three-Month Term SOFR calculated as described in the foregoing clause is less than zero, Three-Month Term SOFR shall be deemed to be zero.

(23) "Three-Month Term SOFR Conventions" means any determination, decision or election with respect to any technical, administrative or operational matter (including with respect to the manner and timing of the publication of Three-Month Term SOFR, or changes to the definition of "Floating Interest Period", timing and frequency of determining Three-Month Term SOFR with respect to each Floating Interest Period and making payments of interest, rounding of amounts or tenors, and other administrative matters) that the Company reasonably decides in good faith may be appropriate to reflect the use of Three-Month Term SOFR as the Benchmark in a manner substantially consistent with market practice (or, if the Company reasonably decides in good faith that adoption of any portion of such market practice is not administratively feasible or if the Company reasonably determines in good faith that no market practice for the use of Three-Month Term SOFR exists, in such other manner as the Company determines in good faith is reasonably necessary).

(24) "Unadjusted Benchmark Replacement" means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

(d) In the event that any Fixed Interest Payment Date during the Fixed Rate Period falls on a day that is not a Business Day, the interest payment due on that date shall be postponed to the next day that is a Business Day and no additional interest shall accrue as a result of that postponement. In the event that any Floating Interest Payment Date during the Floating Rate Period falls on a day that is not a Business Day, the interest payment due on that date shall be postponed to the next day that is a Business Day and interest shall accrue to but excluding the date interest is paid. However, if the postponement would cause the day to fall in the next calendar month during the Floating Interest Period, the Floating Interest Payment Date shall instead be brought forward to the immediately preceding Business Day. The term "Business Day" means any day other than a Saturday or Sunday or any other day on which banking institutions in the Commonwealth of Virginia are permitted or required by law or executive order to be closed.

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3. Subordination.

(a)   The indebtedness of the Company evidenced by this Subordinated Note, including the principal and interest on this Subordinated Note, shall be subordinate and junior in right of payment to the prior payment in full of all existing claims of creditors of the Company whether now outstanding or subsequently created, assumed, guaranteed or incurred (collectively, "Senior Indebtedness"), which shall consist of principal of (and premium, if any) and interest, if any, on: (i) all indebtedness and obligations of, or guaranteed or assumed by, the Company for money borrowed, whether or not evidenced by bonds, debentures, securities, notes or other similar instruments; (ii) any deferred obligations of the Company for the payment of the purchase price of property or assets acquired other than in the ordinary course of business; (iii) all obligations, contingent or otherwise, of the Company in respect of any letters of credit, bankers' acceptances, security purchase facilities and similar direct credit substitutes; (iv) any capital lease obligations of the Company; (v) all obligations of the Company in respect of interest rate swap, cap or other agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts, commodity contracts and other similar arrangements or derivative products; (vi) all obligations that are similar to those in clauses (i) through (v) of other Persons for the payment of which the Company is responsible or liable as obligor, guarantor or otherwise arising from an off-balance sheet guarantee; (vii) all obligations of the types referred to in clauses (i) through (vi) of other Persons secured by a lien on any property or asset of the Company; and (viii) in the case of (i) through (vii) above, all amendments, renewals, extensions, modifications and refundings of such indebtedness and obligations; *except* "Senior Indebtedness" does not include (A) the Subordinated Notes, (B) any obligation that by its terms expressly is junior to, or ranks equally in right of payment with, the Subordinated Notes, or (C) any indebtedness between the Company and any of its subsidiaries or Affiliates. This Subordinated Note is not secured by any assets of the Company or any of its subsidiaries or Affiliates. The term "Affiliate(s)" means, with respect to any Person, such Person's immediate family members, partners, members or parent and subsidiary corporations, and any other Person directly or indirectly controlling, controlled by, or under common control with said Person and their respective Affiliates. The term "Person" as used in this Subordinated Note means an individual, a corporation (whether or not for profit), a partnership, a limited liability company, a joint venture, an association, a trust, an unincorporated organization, a government or any department or agency thereof or any other entity or organization. The term "control" (including the terms "controlling," "controlled by," and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

(b)   In the event of any liquidation of the Company, holders of Senior Indebtedness of the Company shall be entitled to be paid in full with such interest as may be provided by law before any payment shall be made on account of principal of or interest on this Subordinated Note. Additionally, in the event of any insolvency, dissolution, assignment for the benefit of creditors or any liquidation or winding up of or relating to the Company, whether voluntary or involuntary, holders of Senior Indebtedness shall be entitled to be paid in full before any payment shall be made on account of the principal of or interest on the Subordinated Notes, including this Subordinated Note. In the event of any such proceeding, after payment in full of all sums owing with respect to the Senior Indebtedness, the registered holders of the Subordinated Notes from time to time (each a "Noteholder" and, collectively, the "Noteholders"), together with the holders of any obligations of the Company ranking on parity with the Subordinated Notes, shall be entitled to be paid from the remaining assets of the Company the unpaid principal thereof, and the unpaid interest thereon before any payment or other distribution, whether in cash, property or otherwise, shall be made (i) with respect to any obligation that by its terms expressly is junior to in the right of payment to the Subordinated Notes, (ii) with respect to any indebtedness between the Company and any of its subsidiaries or Affiliates or (iii) on account of any capital stock.

(c)   If there shall have occurred and be continuing (i) a default in any payment with respect to any Senior Indebtedness or (ii) an event of default with respect to any Senior Indebtedness as a result of which the maturity thereof is accelerated, unless and until such payment default or event of default shall have been cured or waived or shall have ceased to exist, no payments shall be made by the Company with respect to the Subordinated Notes. The provisions of this paragraph shall not apply to any payment with respect to which the immediately preceding paragraph of this Section 3 (Subordination) would be applicable.

(d)   Nothing herein shall act to prohibit, limit or impede the Company from issuing additional debt of the Company having the same rank as the Subordinated Notes or which may be junior or senior in rank to the Subordinated Notes. Each Noteholder, by its acceptance hereof, further acknowledges and agrees that the foregoing subordination provisions are, and are intended to be, an inducement and a consideration for each holder of any Senior Indebtedness, whether such Senior Indebtedness was created or acquired before or after the issuance of the Subordinated Notes, to acquire and continue to hold, or to continue to hold, such Senior Indebtedness, and such holder of Senior Indebtedness shall be deemed conclusively to have relied on such subordination provisions in acquiring and continuing to hold or in continuing to hold such Senior Indebtedness.

4.   **Redemption**.

(a)   Redemption Prior to Fifth Anniversary. This Subordinated Note shall not be redeemable by the Company in whole or in part prior to August 15, 2025, except in the event of a: (i) Tier 2 Capital Event (as defined below); (ii) Tax Event (as defined below); or (iii) Investment Company Event (as defined below). Upon the occurrence of a Tier 2 Capital Event, a Tax Event or an Investment Company Event, the Company may redeem this Subordinated Note, subject to Section 4(f) (Regulatory Approvals) hereof, in whole or in part at any time, upon giving not less than ten (10) Business Days' notice to the holder of this Subordinated Note at an amount equal to 100% of the outstanding principal amount being redeemed plus accrued but unpaid interest, to but excluding the redemption date. "Tier 2 Capital Event" means the receipt by the Company of an opinion of counsel to the Company to the effect that there is, or within one hundred twenty (120) days after receipt of such opinion there will be, a material risk that this Subordinated Note does not qualify as "Tier 2" Capital (as defined by the Federal Reserve) (or its then equivalent) as a result of a change in law or regulation, or interpretation or application thereof, by any judicial, legislative or regulatory authority that becomes effective after the date of issuance of this Subordinated Note. "Tax Event" means the receipt by the Company of an opinion of counsel to the Company that as a result of any amendment to, or change (including any final and adopted (or enacted) prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or

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regulations, there exists a material risk that interest payable by the Company on the Subordinated Notes is not, or within one hundred twenty (120) days after the receipt of such opinion will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes. "Investment Company Event" means the receipt by the Company of an opinion of counsel to the Company to the effect that there is a material risk that the Company is or, within one hundred twenty (120) days after the receipt of such opinion will be, required to register as an investment company pursuant to the Investment Company Act of 1940, as amended.

(b)   Redemption on or after Fifth Anniversary. On or after August 15, 2025, subject to the provisions of Section 4(f) (Regulatory Approvals) hereof, this Subordinated Note shall be redeemable at the option of and by the Company, in whole or in part from time to time upon any Interest Payment Date, at an amount equal to 100% of the outstanding principal amount being redeemed plus accrued but unpaid interest, to but excluding the redemption date, but in all cases in a principal amount with integral multiples of $1,000. In addition, the Company may redeem all or a portion of the Subordinated Notes, at any time upon the occurrence of a Tier 2 Capital Event, Tax Event or an Investment Company Event.

(c)   Partial Redemption. If less than the then-outstanding principal amount of this Subordinated Note is redeemed, (i) a new Subordinated Note shall be issued representing the unredeemed portion without charge to the Noteholder and (ii) such redemption shall be effected on a pro rata basis as to the Noteholders. For purposes of clarity, upon a partial redemption, a like percentage of the principal amount of every Subordinated Note held by every Noteholder shall be redeemed.

(d)   No Redemption at Option of Noteholder. This Subordinated Note is not subject to redemption at the option of the Noteholder.

(e)   Effectiveness of Redemption. If notice of redemption has been duly given and notwithstanding that this Subordinated Note has been called for redemption but has not yet been surrendered for cancellation, on and after the date fixed for redemption interest shall cease to accrue on the portion of this Subordinated Note called for redemption, this Subordinated Note shall no longer be deemed outstanding with respect to the portion called for redemption and all rights with respect to the portion of this Subordinated Note called for redemption shall forthwith on such date fixed for redemption cease and terminate unless the Company shall default in the payment of the redemption price, except only the right of the Noteholder to receive the amount payable on such redemption, without interest. For purposes of clarity, any redemption made pursuant to the terms of this Subordinated Note shall be made on a pro rata basis, and, to the extent applicable and for purposes of a redemption processed through The Depository Trust Company, on a "Pro Rata Pass-Through Distribution of Principal" basis, among all of the Subordinated Notes outstanding at the time thereof.

(f)   Regulatory Approvals. Any redemption pursuant to this Section 4 shall be subject to receipt of any and all required federal and state regulatory approvals or non-objections, including, but not limited to, the consent of the Federal Reserve. In the case of any redemption of this Subordinated Note pursuant to paragraphs (b) or (c) of this Section 4, the Company will give the Noteholder notice of redemption, which notice shall indicate the aggregate principal amount of Subordinated Notes to be redeemed, not less than thirty (30) nor more than forty-five (45) calendar days prior to the redemption date.

(g)   Purchase and Resale of the Subordinated Notes. Subject to any required federal and state regulatory approvals and the provisions of this Subordinated Note, the Company shall have the right to purchase any of the Subordinated Notes at any time in the open market, private transactions or otherwise. If the Company purchases any Subordinated Notes, it may, in its discretion, hold, resell or cancel any of the purchased Subordinated Notes.

5.   **Events of Default; Acceleration.**

Each of the following events shall constitute an "Event of Default":

(a)   the entry of a decree or order for relief in respect of the Company by a court having jurisdiction in the premises in an involuntary case or proceeding under any applicable bankruptcy, insolvency, or reorganization law, now or hereafter in effect of the United States or any political subdivision thereof, and such decree or order will have continued unstayed and in effect for a period of sixty (60) consecutive calendar days;

(b)   the commencement by the Company of a voluntary case under any applicable bankruptcy, insolvency or reorganization law, now or hereafter in effect of the United States or any political subdivision thereof, or the consent by the Company to the entry of a decree or order for relief in an involuntary case or proceeding under any such law;

(c)   the Company (i) becomes insolvent or is unable to pay its debts as they mature, (ii) makes an assignment for the benefit of creditors, (iii) admits in writing its inability to pay its debts as they mature or (iv) ceases to be a bank holding company under the Bank Holding Company Act of 1956, as amended;

(d)   the failure of the Company to pay any installment of interest on any of the Subordinated Notes as and when the same will become due and payable, and the continuation of such failure for a period of fifteen (15) calendar days;

(e)   the failure of the Company to pay all or any part of the principal of any of the Subordinated Notes as and when the same will become due and payable;

(f)   the liquidation of the Company (for the avoidance of doubt, "liquidation" does not include any merger, consolidation, sale of equity or assets or reorganization (exclusive of a reorganization in bankruptcy) of the Company or any of its subsidiaries);

(g)   the failure of the Company to perform any other covenant or agreement on the part of the Company contained in this Subordinated Note, and the continuation of such failure for a period of thirty (30) days after the date on which notice specifying such failure, stating that such notice is a "Notice of Default" hereunder and demanding that the Company remedy the same, will have been given, in the manner set forth in Section 21 (Notices), to the Company by a Noteholder;

(h)   the default by the Company under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Company having an aggregate principal amount outstanding of at least $1,000,000, whether such indebtedness now exists or is created or incurred in the future, which default (i) constitutes a failure to pay any portion of the principal of such indebtedness when due and payable after the expiration of any applicable grace period or (ii) results in such indebtedness becoming due or being declared due and payable prior to the date on which it otherwise would have become due and payable without, in the case of clause (i), such indebtedness having been discharged or, in the case of clause (ii), without such indebtedness having been discharged or such acceleration having been rescinded or annulled; or

(i)   any certification made to any Noteholder pursuant to the Purchase Agreement by the Company or otherwise made in writing to any Noteholder in connection with or as contemplated by the Purchase Agreement or this Subordinated Note by the Company shall be materially incorrect or false as of the delivery date of such certification, or any representation to any Noteholder by the Company as to the financial condition or credit standing of the Company is or proves to be materially false or misleading.

Unless the principal amount of this Subordinated Note already shall have become due and payable, if an Event of Default set forth in Section 5(a) or Section 5(b) above shall have occurred and be continuing, then the principal amount of this Subordinated Note, and accrued and unpaid interest, if any, on the Subordinated Note will become and be immediately due and payable without any declaration or other act on the part of the Noteholder, and the Company waives demand, presentment for payment, notice of nonpayment, notice of protest, and all other notices. Notwithstanding the foregoing, because the Company treats the Subordinated Notes as Tier 2 Capital, upon the occurrence of an Event of Default other than an Event of Default described in Section 5(a) or Section 5(b), no Noteholder may accelerate the Maturity Date of the Subordinated Notes and make the principal of, and any accrued and unpaid interest on, the Subordinated Notes, immediately due and payable. The Company, within forty-five (45) calendar days after the receipt of written notice from any Noteholder of the occurrence of an Event of Default with respect to this Subordinated Note, shall mail to all Noteholders, at their addresses shown on the Security Register (as defined below), such written notice of Event of Default, unless such Event of Default shall have been cured or waived before the giving of such notice as certified by the Company in writing.

6.   **Failure to Make Payments**. In the event of an Event of Default under Section 5(d) or Section 5(e) above, the Company will, upon demand of the Noteholder, pay to the Noteholder the amount then due and payable on this Subordinated Note for principal and interest (without acceleration of the Subordinated Note in any manner), with interest on the overdue principal and interest at the per annum rate borne by this Subordinated Note, to the extent permitted by applicable law. If the Company fails to pay such amount upon such demand, the Noteholder may, among other things, institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Company and collect the amounts adjudged or decreed to be payable in the manner provided by law out of the property of the Company.

Upon the occurrence of an Event of Default, until such Event of Default is cured by the Company or waived by the Noteholders in accordance with Section 17 (Waiver and Consent) hereof, except as may be required by any federal or state bank regulatory agency, the Company

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shall not: (a) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock; (b) make any payment of principal or interest or premium, if any, on or repay, repurchase or redeem any indebtedness of the Company that ranks equal with or junior to the Subordinated Notes; or (c) make any payments under any guarantee that ranks equal with or junior to the Subordinated Notes, other than: (i) any dividends or distributions in shares of, or options, warrants or rights to subscribe for or purchase shares of, any class of the Company's common stock; (ii) any declaration of a non-cash dividend in connection with the implementation of a shareholders' rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto; (iii) as a result of a reclassification of the Company's capital stock or the exchange or conversion of one class or series of the Company's capital stock for another class or series of the Company's capital stock; (iv) the purchase of fractional interests in shares of the Company's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged; or (v) purchases of any class of the Company's common stock related to the issuance of common stock or rights under any benefit plans for the Company's directors, officers or employees or any of the Company's dividend reinvestment plans (including, without limitation, any repurchases or acquisitions in connection with the forfeiture of any stock award, cashless or net exercise of any option, or acceptance of common stock in lieu of an award recipient's tax obligations under any equity award) (the foregoing clauses (i) through (v) are collectively referred to as the "Permitted Dividends"). The limitations imposed by the provisions of this Section 6 shall apply whether or not the Noteholder has notified the Company of an Event of Default.

7.   **Affirmative Covenants of the Company; Compliance Certificate.**

(a)   Notice of Certain Events. To the extent permitted by applicable statute, rule or regulation, the Company shall provide written notice to the Noteholder, at its addresses shown on the Security Register, of the occurrence of any of the following events as soon as practicable, but in no event later than fifteen (15) Business Days following the Company becoming aware of the occurrence of such event:

(i)   The total risk-based capital ratio, Tier 1 risk-based capital ratio, common equity Tier 1 risk-based capital ratio or leverage ratio of the Company's subsidiary bank, Touchstone Bank (the "Bank"), becomes less than ten percent (10.0%), eight percent (8.0%), six and one-half percent (6.50%) or five percent (5.0%), respectively, as of the end of any calendar quarter (provided that, to the extent the Bank has opted into the community bank leverage ratio framework, no notice need be given until the Bank ceases to be a qualifying community banking organization, as defined under 12 CFR § 3.12);

(ii)   The Company, or any of the Company's subsidiaries, or any executive officer of the Company (in such capacity), becomes subject to any formal, written regulatory enforcement action (as defined by the applicable state or federal bank regulatory authority);

(iii)   The ratio of non-performing assets to total assets of the Bank, as calculated by the Company in the ordinary course of business and consistent with past practices, becomes greater than five percent (5.0%), as of the end of any calendar quarter;

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(iv)   The appointment, resignation, removal or termination of the (1) chief executive officer, chief financial officer, or any director of the Company, or (2) chief operating officer, chief credit officer, or chief banking officer of the Bank;

(v)   There is a change known to the Company in ownership of 25% or more of the outstanding securities of the Company entitled to vote for the election of directors;

(vi)   The Company issues any additional Senior Indebtedness; or

(vii)   The occurrence of an Event of Default.

(b)   Payment of Principal and Interest. The Company covenants and agrees for the benefit of the Noteholder that it will duly and punctually pay the principal of, and interest on, this Subordinated Note, in accordance with the terms hereof.

(c)   Maintenance of Office. The Company will maintain an office or agency in the Commonwealth of Virginia where Subordinated Notes may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Company in respect of the Subordinated Notes may be served.

The Company may also from time to time designate one or more other offices or agencies where the Subordinated Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided that no such designation or rescission will in any manner relieve the Company of its obligation to maintain an office or agency in the Commonwealth of Virginia. The Company will give prompt written notice to the Noteholders of any such designation or rescission and of any change in the location of any such other office or agency.

(d)   Corporate Existence. The Company will do or cause to be done all things necessary to preserve and keep in full force and effect: (i) the corporate existence of the Company; (ii) the existence (corporate or other) of each subsidiary of the Company and the Bank; and (iii) the rights (constituent governing documents and statutory), licenses and franchises of the Company and each subsidiary of the Company and the Bank; *provided, however*, that the Company will not be required to preserve the existence (corporate or other) of any of its subsidiaries (other than the Bank) or any such right, license or franchise of the Company or any of its subsidiaries (other than the Bank) if the Board of Directors of the Company determines that the preservation thereof is no longer desirable in the conduct of the business of the Company and its subsidiaries taken as a whole and that the loss thereof will not be disadvantageous in any material respect to the Noteholders.

(e)   Maintenance of Properties. The Company will, and will cause each subsidiary of the Company and the Bank to, cause all its properties used or useful in the conduct of its business to be maintained and kept in good condition, repair and working order, ordinary wear and tear excepted, and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; *provided, however*, that nothing in this Section 7(e) will prevent the Company or any subsidiary from discontinuing the operation and maintenance of any of their respective properties if such discontinuance is, in the reasonable judgment of the Board of Directors of the Company or of any subsidiary, as the case may be, desirable in the conduct of its business and that the discontinuance thereof will not be disadvantageous in any material respect to the Noteholders.

(f)   Waiver of Certain Covenants. The Company may omit in any particular instance to comply with any term, provision or condition set forth in Section 7(c) (Maintenance of Office), Section 7(d) (Corporate Existence), or Section 7(e) (Maintenance of Properties) above, with respect to this Subordinated Note if before the time for such compliance the Noteholders of at least a majority in aggregate principal amount of the outstanding Subordinated Notes, by act of such Noteholders, either will waive such compliance in such instance or generally will have waived compliance with such term, provision or condition, but no such waiver will extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver will become effective, the obligations of the Company in respect of any such term, provision or condition will remain in full force and effect.

(g)   Tier 2 Capital. If all or any portion of the Subordinated Notes ceases to qualify for inclusion as Tier 2 Capital, other than due to the limitation imposed on the capital treatment of subordinated debt during the five (5) years immediately preceding the Maturity Date of the Subordinated Notes, the Company will immediately notify the Noteholders and thereafter the Company and the Noteholders will work together in good faith to execute and deliver all agreements as reasonably necessary in order to restructure the applicable portions of the obligations evidenced by the Subordinated Notes to qualify as Tier 2 Capital; *provided, however,* that nothing contained in this Section 7(g) (Tier 2 Capital) shall limit the Company's right to redeem the Subordinated Notes upon the occurrence of a Tier 2 Capital Event pursuant to Section 4(a) (Redemption Prior to Fifth Anniversary) or Section 4(b) (Redemption on or after Fifth Anniversary).

(h)   Compliance with Laws. The Company and each subsidiary of the Company and the Bank shall comply with the requirements of all laws, regulations, orders and decrees applicable to it or its properties, except for such noncompliance that would not reasonably be expected to have a Material Adverse Effect (as such term is defined in the Purchase Agreement).

(i)   Taxes and Assessments. The Company shall punctually pay and discharge all material taxes, assessments, and other governmental charges or levies imposed upon it or upon its income or upon any of its properties; *provided, however,* that no such taxes, assessments or other governmental charges need be paid if they are being contested in good faith by the Company.

(j)   Financial Statements; Access to Records.

(i)   So long as the Company is required to file an FR Y-9SP with the Federal Reserve, not later than 45 days following the end of each semi-annual period for which the Company has not submitted a FR Y-9SP to the Federal Reserve, the Company shall provide the Noteholder with a copy of the Company's unaudited parent company-only balance sheet and statement of income (loss) for and as of the end of such immediately preceding semi-annual period, prepared in accordance with past practice. Semi-annual financial statements, if required herein,

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shall be unaudited and the Company's balance sheet and statement of income (loss) shall comply with GAAP and be consistent with the general instructions contained in the FR Y-9SP.

(ii) So long as the Company is required to file an FR Y-9C with the Federal Reserve, not later than forty-five (45) days following the end of each quarterly period for which the Company has not submitted a Consolidated Financial Statements for Holding Companies Reporting Form FR Y-9C to the Federal Reserve, the Company shall provide the Noteholder with a copy of the Company's unaudited consolidated balance sheet and statement of income (loss) for and as of the end of such immediately preceding fiscal quarter, prepared in accordance with past practice. Quarterly financial statements, if required herein, shall be unaudited and, except for the balance sheet and statement of income (loss) for the Bank, need not comply with GAAP.

(iii) Not later than one hundred twenty (120) days from the end of each fiscal year, upon request, the Company shall provide the Noteholder with copies of the Company's audited financial statements consisting of the consolidated balance sheet of the Company as of the fiscal year end and the related statements of income (loss) and retained earnings, stockholders' equity and cash flows for the fiscal year then ended. Such financial statements shall be prepared in accordance with GAAP applied on a consistent basis throughout the period involved.

(k) Company Statement as to Compliance. The Company will deliver to Noteholder, within one hundred twenty (120) days after the end of each fiscal year, an Officer's Certificate covering the preceding calendar year, stating whether or not, to the best of his or her knowledge, (i) the Company is in default in the performance and observance of any of the terms, provisions and conditions of this Subordinated Note (without regard to notice requirements or periods of grace) and if the Company will be in default, specifying all such defaults and the nature and status thereof of which he or she may have knowledge; and (ii) any event or events have occurred that in the reasonable judgment of the management of the Company would have a Material Adverse Effect.

8. **Negative Covenants of the Company.**

(a) Limitation on Dividends. The Company shall not declare or pay any dividend or make any distribution on capital stock or other equity securities of any kind of the Company if the Company is not "well capitalized" for regulatory purposes immediately prior to the declaration of such dividend or distribution, except for Permitted Dividends.

(b) Merger, Share Exchange or Sale of Assets. The Company shall not merge into another entity, consummate a share exchange or convey, transfer or lease substantially all of its properties and assets to any Person, unless:

(i) the continuing entity into which the Company is merged, the acquiring entity in connection with a share exchange or the Person which acquires by conveyance or transfer or which leases substantially all of the properties and assets of the Company shall be a corporation, association or other legal entity organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and expressly assumes the due and punctual payment of the principal of and any premium and interest on the Subordinated Notes

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according to their terms, and the due and punctual performance of all covenants and conditions hereof on the part of the Company to be performed or observed; *provided, however,* that no express assumption shall be required by any successor by merger to the Company to the extent such legal successor assumes the Company's obligations hereunder by operation of law; and

    (ii) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing.

    (c) Continuance of Business. Other than in connection with a transaction which complies with Section 8(b) (Merger, Share Exchange or Sale of Assets), the Company shall not take any action, omit to take any action or enter into any other transaction that would have the effect of: (i) the Company ceasing to be a bank holding company under the Bank Holding Company Act of 1956, as amended (*provided, however,* for the avoidance of doubt, nothing herein is intended to prohibit the Company from electing to be a financial holding company or, following such an election, exiting financial holding company status), (ii) the liquidation or dissolution of the Company or the Bank, (iii) the Bank ceasing to be an "insured depository institution" under Section 3(c)(2) of the Federal Deposit Insurance Act, as amended or (iv) the Company owning less than one hundred percent (100%) of the capital stock of the Bank.

    9. **Denominations.** The Subordinated Notes are issuable only in registered form without interest coupons in minimum denominations of $100,000 and integral multiples of $1,000 in excess thereof.

    10. **Charges and Transfer Taxes.** No service charge will be made for any registration of transfer or exchange of this Subordinated Note, or any redemption or repayment of this Subordinated Note, or any conversion or exchange of this Subordinated Note for other types of securities or property, but the Company may require payment of a sum sufficient to pay all taxes, assessments or other governmental charges that may be imposed in connection with the transfer or exchange of this Subordinated Note from the Noteholder requesting such transfer or exchange.

    11. **Payment Procedures.** Payment of the principal and interest payable on the Maturity Date will be made by check, by wire transfer or by Automated Clearing House (ACH) transfer in immediately available funds to a bank account in the United States designated by the registered Noteholder if such Noteholder shall have previously provided wire or ACH instructions to the Company, upon presentation and surrender of this Subordinated Note at the Payment Office (as defined below) or at such other place or places as the Company shall designate by notice to the registered Noteholders as the Payment Office, provided that this Subordinated Note is presented to the Company in time for the Company to make such payments in such funds in accordance with its normal procedures. Payments of interest (other than interest payable on the Maturity Date) shall be made on each Interest Payment Date by wire transfer in immediately available funds or check mailed to the registered Noteholder, as such Person's address appears on the Security Register. Interest payable on any Interest Payment Date shall be payable to the Noteholder in whose name this Subordinated Note is registered at the close of business on the fifteenth (15th) calendar day prior to the applicable Interest Payment Date, without regard to whether such date is a Business Day, except that interest not paid on the Interest Payment Date, if any, will be paid to the holder in whose name this Subordinated Note is registered at the close of business on a special

19

record date fixed by the Company (a "Special Record Date"), notice of which shall be given to the Noteholder not less than ten (10) calendar days prior to such Special Record Date. To the extent permitted by applicable law, interest shall accrue, at the rate at which interest accrues on the principal of this Subordinated Note, on any amount of principal or interest on this Subordinated Note not paid when due. All payments on this Subordinated Note shall be applied first against costs and expenses of the Noteholder, if any, for which the Company is liable under this Subordinated Note; then against interest due hereunder; and then against principal due hereunder. The Noteholder acknowledges and agrees that the payment of all or any portion of the outstanding principal amount of this Subordinated Note and all interest hereon shall be *pari passu* in right of payment and in all other respects to the other Subordinated Notes. In the event that the Noteholder receives payments in excess of the Noteholder's pro rata share of the Company's payments to the holders of all of the Subordinated Notes, then the Noteholder shall hold in trust all such excess payments for the benefit of the other Noteholders and shall pay such amounts held in trust to such other holders upon demand by such Noteholders.

12. **Form of Payment**. Payments of principal of, and interest on, this Subordinated Note shall be made in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.

13. **Registration of Transfer, Security Register**. Except as otherwise provided herein, or in the Purchase Agreement between Noteholder and the Company, and subject to limitations on transfer under applicable state and federal securities laws, this Subordinated Note is transferable in whole or in part, and may be exchanged for a like aggregate principal amount of Subordinated Notes of other authorized denominations, by the Noteholder in person, or by its attorney duly authorized in writing, at the Payment Office or the offices of the Registrar. The Company or its agent (the "Registrar") shall maintain a register providing for the registration of the Subordinated Notes and any exchange or transfer thereof (the "Security Register"). Upon surrender or presentation of this Subordinated Note for exchange or registration of transfer, the Company or the Registrar shall execute and deliver in exchange therefor a Subordinated Note or Subordinated Notes of like aggregate principal amount, each in a minimum denomination of $100,000 or any amount in excess thereof which is an integral multiple of $1,000 (and, in the absence of an opinion of counsel satisfactory to the Company to the contrary, bearing the restrictive legend(s) set forth hereinabove) and that is or are registered in such name or names requested by the Noteholder. Any Subordinated Note presented or surrendered for registration of transfer or for exchange shall be duly endorsed and accompanied by a written instrument of transfer in such form as is attached hereto and incorporated herein, duly executed by the Noteholder or its attorney duly authorized in writing, with such tax identification number (including, without limitation, an appropriate and properly executed Internal Revenue Service Form W-9 or appropriate type of Form W-8) or other information for each Person in whose name a Subordinated Note is to be issued, and accompanied by evidence of compliance with any restrictive legend(s) appearing on such Subordinated Note or Subordinated Notes as the Company may reasonably request to comply with applicable law. No exchange or registration of transfer of this Subordinated Note shall be made on or after (i) the fifteenth (15th) day immediately preceding the Maturity Date or (ii) the due delivery of notice of redemption.

14. **Successors and Assigns**. This Subordinated Note shall be binding upon the Company and inure to the benefit of the Noteholder and its respective successors and permitted

assigns. The Noteholder may assign all, or any part of, or any interest in, the Noteholder's rights and benefits hereunder only to the extent and in the manner permitted by the terms of this Subordinated Note, the Purchase Agreement, and under applicable securities laws and regulations. To the extent of any such assignment, such assignee shall have the same rights and benefits against the Company and shall agree to be bound by and to comply with the terms and conditions of the Purchase Agreement as it would have had if it were the Noteholder hereunder.

15. **Priority**. The Subordinated Notes rank *pari passu* among themselves and *pari passu*, in the event of any insolvency proceeding, dissolution, assignment for the benefit of creditors, reorganization, restructuring of debt, marshaling of assets and liabilities or similar proceeding or any liquidation or winding up of the Company, with all other present or future unsecured subordinated debt obligations of the Company, except any unsecured subordinated debt that, pursuant to its express terms, is senior or subordinate in right of payment to the Subordinated Notes.

16. **Ownership**. Prior to due presentment of this Subordinated Note for registration of transfer, the Company may treat the holder in whose name this Subordinated Note is registered in the Security Register as the absolute owner of this Subordinated Note for receiving payments of principal and interest on this Subordinated Note and for all other purposes whatsoever, whether or not this Subordinated Note be overdue, and the Company shall not be affected by any notice to the contrary.

17. **Waiver and Consent**.

(a) This Subordinated Note may be amended or waived pursuant to, and in accordance with, the provisions set forth herein and as set forth in Section 7.3 of the Purchase Agreement. Any such consent or waiver given by the Noteholder shall be conclusive and binding upon such Noteholder and upon all subsequent holders of this Subordinated Note and of any Subordinated Note issued upon the registration of transfer hereof or in exchange therefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Subordinated Note. No delay or omission of the Noteholder to exercise any right or remedy accruing upon any Event of Default shall impair such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Any insured depository institution that shall be a Noteholder or that otherwise shall have any beneficial ownership interest in this Subordinated Note shall, by its acceptance of such Subordinated Note (or beneficial interest therein), be deemed to have waived any right of offset with respect to the indebtedness evidenced thereby.

(b) No waiver or amendment of any term, provision, condition, covenant or agreement in the Subordinated Notes shall be effective except with the consent of the Noteholders holding more than fifty percent (50%) in aggregate principal amount (excluding any Subordinated Notes held by the Company or any of its Affiliates) of the Subordinated Notes at the time outstanding; *provided, however*, that without the consent of each Noteholder of an affected Subordinated Note, no such amendment or waiver may: (i) reduce the principal amount of the Subordinated Note; (ii) reduce the rate of or change the time for payment of interest on any Subordinated Note; (iii) extend the maturity of any Subordinated Note; (iv) change the currency in which payment of the obligations of the Company under the Subordinated Notes are to be made; (v) lower the percentage of aggregate principal amount of outstanding Subordinated Notes

21

required to approve any amendment of the Subordinated Notes; (vi) make any changes to Section 4(c) (Partial Redemption), Section 5 (Events of Default; Acceleration), Section 6 (Failure to Make Payments), Section 15 (Priority), or Section 17 (Waiver and Consent) of the Subordinated Notes that adversely affects the rights of any Noteholder; or (vii) disproportionately and adversely affect the rights of any of the holders of the then outstanding Subordinated Notes. Notwithstanding the foregoing, the Company may amend or supplement the Subordinated Notes without the consent of the Noteholders to cure any ambiguity, defect or inconsistency or to provide for uncertificated Subordinated Notes in addition to or in place of certificated Subordinated Notes, or to make any change that does not adversely affect the rights of any Noteholder of any of the Subordinated Notes. No failure to exercise or delay in exercising, by any Noteholder of the Subordinated Notes, of any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof, or the exercise of any other right or remedy provided by law. The rights and remedies provided in this Subordinated Note are cumulative and not exclusive of any right or remedy provided by law or equity. No notice or demand on the Company in any case shall, in itself, entitle the Company to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the Noteholders to any other or further action in any circumstances without notice or demand. No consent or waiver, express or implied, by the Noteholders to or of any breach or default by the Company in the performance of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance of the same or any other obligations of the Company hereunder. Failure on the part of the Noteholders to complain of any acts or failure to act or to declare an Event of Default, irrespective of how long such failure continues, shall not constitute a waiver by the Noteholders of their rights hereunder or impair any rights, powers or remedies on account of any breach or default by the Company.

18.   **Absolute and Unconditional Obligation of the Company**. No provisions of this Subordinated Note shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal and interest on this Subordinated Note at the times, places and rate, and in the coin or currency, herein prescribed. No delay or omission of the Noteholder to exercise any right or remedy accruing upon any Event of Default shall impair such right or remedy or constitute a waiver of any such Event of Default or any acquiescence therein.

19.   **No Sinking Fund; Convertibility**. This Subordinated Note is not entitled to the benefit of any sinking fund. This Subordinated Note is not convertible into or exchangeable for any of the equity securities, other securities or assets of the Company or any subsidiary of the Company.

20.   **No Recourse Against Others**. No recourse under or upon any obligation, covenant or agreement contained in this Subordinated Note, or for any claim based thereon or otherwise in respect thereof, will be had against any past, present or future shareholder, employee, officer, or director, as such, of the Company or of any predecessor or successor, either directly or through the Company or any predecessor or successor, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance of this Subordinated Note by the Noteholder and as part of the consideration for the issuance of this Subordinated Note.

21.   <u>Notices</u>. All notices to the Company under this Subordinated Note shall be in writing and addressed to the Company at Touchstone Bankshares, Inc., 4300 Crossings Boulevard, Prince George, Virginia 23875, Attention: James R. Black, or to such other address as the Company may notify the Noteholder (the "<u>Payment Office</u>"). All notices to the Noteholders shall be in writing and sent by first-class mail to each Noteholder at his or its address as set forth in the Security Register.

22.   <u>Further Issues</u>. The Company may, without the consent of the Noteholders, create and issue additional notes having the same terms and conditions of the Subordinated Notes (except for the Issue Date and issue price) so that such further notes shall be consolidated and form a single series with the Subordinated Notes.

23.   <u>Governing Law; Interpretation</u>. THIS SUBORDINATED NOTE WILL BE DEEMED TO BE A CONTRACT MADE UNDER THE LAWS OF THE COMMONWEALTH OF VIRGINIA AND WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE COMMONWEALTH OF VIRGINIA WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES THEREOF. IT IS INTENDED THAT THIS SUBORDINATED NOTE SHALL MEET THE CRITERIA FOR QUALIFICATION OF THE OUTSTANDING PRINCIPAL AS TIER 2 CAPITAL UNDER THE REGULATORY GUIDELINES OF THE FEDERAL RESERVE, AND THE TERMS HEREOF SHALL BE INTERPRETED IN A MANNER TO SATISFY SUCH INTENT.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has caused this Subordinated Note to be duly executed and attested.

TOUCHSTONE BANKSHARES, INC.

By: _____
Name: James R. Black
Title: President and Chief Executive Officer

ATTEST:

_____
Name: Justin F. Clay
Title: EVP/Interim Chief Financial Officer

[Signature Page to Subordinated Note]

TOUCHSTONE BANKSHARES, INC.

6.00% FIXED TO FLOATING RATE SUBORDINATED NOTE DUE AUGUST 15, 2030

THE INDEBTEDNESS EVIDENCED BY THIS SUBORDINATED NOTE IS NOT A DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY OR FUND.

THE INDEBTEDNESS EVIDENCED BY THIS SUBORDINATED NOTE IS SUBORDINATED AND JUNIOR IN RIGHT OF PAYMENT TO SENIOR INDEBTEDNESS (AS DEFINED IN SECTION 3 (SUBORDINATION) OF THIS SUBORDINATED NOTE) OF TOUCHSTONE BANKSHARES, INC., A VIRGINIA CORPORATION (THE "COMPANY"), INCLUDING OBLIGATIONS OF THE COMPANY TO ITS GENERAL AND SECURED CREDITORS AND IS UNSECURED. IT IS INELIGIBLE AS COLLATERAL FOR ANY EXTENSION OF CREDIT BY THE COMPANY OR ANY OF ITS SUBSIDIARIES.

IN THE EVENT OF LIQUIDATION, ALL HOLDERS OF SENIOR INDEBTEDNESS OF THE COMPANY SHALL BE ENTITLED TO BE PAID IN FULL WITH SUCH INTEREST AS MAY BE PROVIDED BY LAW BEFORE ANY PAYMENT SHALL BE MADE ON ACCOUNT OF PRINCIPAL OF OR INTEREST ON THIS SUBORDINATED NOTE. AFTER PAYMENT IN FULL OF ALL SUMS OWING TO SUCH HOLDERS OF SENIOR INDEBTEDNESS, THE HOLDER OF THIS SUBORDINATED NOTE, TOGETHER WITH THE HOLDERS OF ANY OBLIGATIONS OF THE COMPANY RANKING ON A PARITY WITH THE SUBORDINATED NOTES, SHALL BE ENTITLED TO BE PAID FROM THE REMAINING ASSETS OF THE COMPANY THE UNPAID PRINCIPAL AMOUNT OF THIS SUBORDINATED NOTE PLUS ACCRUED AND UNPAID INTEREST THEREON BEFORE ANY PAYMENT OR OTHER DISTRIBUTION, WHETHER IN CASH, PROPERTY OR OTHERWISE, SHALL BE MADE (I) WITH RESPECT TO ANY OBLIGATION THAT BY ITS TERMS EXPRESSLY IS JUNIOR IN THE RIGHT OF PAYMENT TO THE SUBORDINATED NOTES, (II) WITH RESPECT TO ANY INDEBTEDNESS BETWEEN THE COMPANY AND ANY OF ITS SUBSIDIARIES OR AFFILIATES OR (III) ON ACCOUNT OF ANY SHARES OF CAPITAL STOCK OF THE COMPANY.

THIS SUBORDINATED NOTE WILL BE ISSUED AND MAY BE TRANSFERRED ONLY IN MINIMUM DENOMINATIONS OF $100,000 AND INTEGRAL MULTIPLES OF $1,000 IN EXCESS THEREOF. ANY ATTEMPTED TRANSFER OF THIS SUBORDINATED NOTE IN A DENOMINATION OF LESS THAN $100,000 SHALL BE DEEMED TO BE VOID AND OF NO LEGAL EFFECT WHATSOEVER. ANY SUCH PURPORTED TRANSFEREE SHALL BE DEEMED NOT TO BE THE HOLDER OF THIS SUBORDINATED NOTE FOR ANY PURPOSE, INCLUDING, BUT NOT LIMITED TO, THE RECEIPT OF PAYMENTS ON THIS SUBORDINATED NOTE, AND SUCH PURPORTED TRANSFEREE SHALL BE DEEMED TO HAVE NO INTEREST WHATSOEVER IN THIS SUBORDINATED NOTE.

THIS SUBORDINATED NOTE MAY BE SOLD ONLY IN COMPLIANCE WITH APPLICABLE FEDERAL AND STATE SECURITIES LAWS. THIS SUBORDINATED NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY APPLICABLE STATE SECURITIES LAWS, OR ANY

1

OTHER APPLICABLE SECURITIES LAWS. NEITHER THIS SUBORDINATED NOTE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

CERTAIN ERISA CONSIDERATIONS:

THE HOLDER OF THIS SUBORDINATED NOTE, OR ANY INTEREST HEREIN, BY ITS ACCEPTANCE HEREOF OR THEREOF AGREES, REPRESENTS AND WARRANTS THAT IT IS NOT AN EMPLOYEE BENEFIT PLAN, INDIVIDUAL RETIREMENT ACCOUNT OR OTHER PLAN OR ARRANGEMENT SUBJECT TO TITLE I OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), OR SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE") (EACH, A "PLAN"), OR AN ENTITY WHOSE UNDERLYING ASSETS INCLUDE "PLAN ASSETS" BY REASON OF ANY PLAN'S INVESTMENT IN THE ENTITY, AND NO PERSON INVESTING "PLAN ASSETS" OF ANY PLAN MAY ACQUIRE OR HOLD THIS SUBORDINATED NOTE OR ANY INTEREST HEREIN, UNLESS SUCH PURCHASER OR HOLDER IS ELIGIBLE FOR THE EXEMPTIVE RELIEF AVAILABLE UNDER U.S. DEPARTMENT OF LABOR PROHIBITED TRANSACTION CLASS EXEMPTION 96-23, 95-60, 91-38, 90-1 OR 84-14 OR ANOTHER APPLICABLE EXEMPTION OR ITS PURCHASE AND HOLDING OF THIS SUBORDINATED NOTE, OR ANY INTEREST HEREIN, ARE NOT PROHIBITED BY SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE WITH RESPECT TO SUCH PURCHASE AND HOLDING. ANY PURCHASER OR HOLDER OF THIS SUBORDINATED NOTE OR ANY INTEREST HEREIN WILL BE DEEMED TO HAVE REPRESENTED BY ITS PURCHASE AND HOLDING THEREOF THAT EITHER: (I) IT IS NOT AN EMPLOYEE BENEFIT PLAN OR OTHER PLAN TO WHICH TITLE I OF ERISA OR SECTION 4975 OF THE CODE IS APPLICABLE, A TRUSTEE OR OTHER PERSON ACTING ON BEHALF OF ANY SUCH EMPLOYEE BENEFIT PLAN OR OTHER PLAN, OR ANY OTHER PERSON OR ENTITY USING THE "PLAN ASSETS" OF ANY SUCH PLAN OR OTHER PLAN TO FINANCE SUCH PURCHASE OR (II) SUCH PURCHASE OR HOLDING WILL NOT RESULT IN A PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE FOR WHICH FULL EXEMPTIVE RELIEF IS NOT AVAILABLE UNDER APPLICABLE STATUTORY OR ADMINISTRATIVE EXEMPTION.

ANY FIDUCIARY OF ANY PLAN WHO IS CONSIDERING THE ACQUISITION OF THIS SUBORDINATED NOTE OR ANY INTEREST HEREIN SHOULD CONSULT WITH HIS OR HER LEGAL COUNSEL PRIOR TO ACQUIRING THIS SUBORDINATED NOTE OR ANY INTEREST HEREIN.

SOSID: 0115337
Date Filed: 12/19/2022 10:25:00 AM
Elaine F. Marshall
North Carolina Secretary of State
C2022 353 00248

STATE OF NORTH CAROLINA
DEPARTMENT OF THE SECRETARY OF STATE

ARTICLES OF MERGER
OF
GRANDSOUTH BANK
INTO
FIRST BANK

Pursuant to North Carolina General Statute Sections 53C-4-1(b), 53C-7-201, 53C-7-203, 55-11-05(a) and 55-11-07, as applicable, the undersigned does hereby submit the following Articles of Merger as the surviving business entity in a merger between two or more business entities.

1. The name of the surviving commercial bank entity is: First Bank, a commercial bank organized under the laws of the State of North Carolina.

2. The street and mailing address of the surviving entity is: 300 SW Broad Street, Southern Pines, North Carolina 28387.

3. The name of the merged bank entity is: GrandSouth Bank, a commercial bank organized under the laws of the State of South Carolina.

4. The street and mailing address of the merged entity is: 381 Halton Road, Greenville, South Carolina 29607.

5. If the surviving business entity is a domestic business entity, the text of each amendment, if any, to the Articles of Incorporation, Articles of Organization, or Certificate of Limited Partnership within the Plan of Merger is attached. Not applicable.

6. A Plan of Merger has been duly approved in the manner required by law by each of the business entities participating in the merger.

7. These Articles of Merger will be effective as of 12:02 o'clock, a.m., Eastern Time, on the 1st day of January, 2023.

[SIGNATURE APPEARS ON THE FOLLOWING PAGE]

4878-2336-3647.v1



OFFICE OF THE COMMISSIONER OF BANKS

CERTIFICATE OF AUTHORITY
FOR ARTICLES OF MERGER

First Bank, Southern Pines, Moore County, North Carolina, a North Carolina state-chartered bank, and GrandSouth Bank, Greenville, Greenville County, South Carolina, a South Carolina state-chartered bank, have submitted to me as Chief Deputy Commissioner of Banks for the State of North Carolina, Articles of Merger between the said institutions for the purpose of merging GrandSouth Bank into First Bank with the surviving institution being First Bank.

I hereby certify that these Articles of Merger were approved by the North Carolina Office of the Commissioner of Banks on the 13th day of October, 2022. Authority to file the Articles of Merger is, therefore, granted.

This the 29th day of November, 2022.

Stephanie R. White

Stephanie R. White
Chief Deputy Commissioner of Banks

LOCATION: 316 W. EDENTON STREET, RALEIGH, NC 27603
MAILING ADDRESS: 4309 MAIL SERVICE CENTER, RALEIGH, NC 27699-4309
(919) 733-3016   FAX (919) 733-6918   INTERNET: WWW.NCCOB.GOV
AN EQUAL OPPORTUNITY/AFFIRMATIVE ACTION EMPLOYER

ASSIGNMENT FORM

[Capitalized terms used herein but not defined have the meanings assigned in the Subordinated Note]

To assign this Subordinated Note of Touchstone Bankshares, Inc., fill in the form below: (I) or (we) assign and transfer this Subordinated Note to:

 # 13-6022143

CUDD & CO. LLC
c/o JPMORGAN CHASE BANK, N.A.
P.O. BOX 35308
NEWARK, NJ   07193-5308

_____
(Print or type assignee's name, address and zip code)

_____
(Insert assignee's social security or tax I.D. No.)

and irrevocably appoint Touchstone Bankshares agent to transfer this Subordinated Note on the books of the Company. The agent may substitute another to act for him.

Date: 2-2-2023 Your signature: _____
(Sign exactly as your name appears on the face of this Subordinated Note)

FOR EXECUTION BY AN ENTITY:

SIGNATURE GUARANTEE
MEDALLION GUARANTEE
FIRST BANK

Melissa J. McIntyre
AUTHORIZED SIGNATURE
(0021A)
A0930834
SECURITIES TRANSFER AGENTS MEDALLION PROGRAM

Entity name: First Bank _____

By: _____

Name: Timothy Maple

Title: EVP

Tax Identification No: 56-0132230 _____

Signature Guarantee: _____
(Signatures must be guaranteed by an eligible guarantor institution (banks, stockbrokers, savings and loan associations and credit unions with membership in an approved signature guarantee medallion program), pursuant to Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")).

The undersigned certifies that he/she/it [is / is not] (*circle one*) an Affiliate of the Company and that, to its knowledge, the proposed transferee [is / is not] (*circle one*) an Affiliate of the Company.

In connection with any transfer or exchange of this Subordinated Note occurring prior to the date that is one year after the later of the date of original issuance of this Subordinated Note and the last date, if any, on which this Subordinated Note was owned by the Company or any Affiliate of the Company, the undersigned confirms that this Subordinated Note is being:

Signature Guarantee: _____

(Signatures must be guaranteed by an eligible guarantor institution (banks, stockbrokers, savings and loan associations and credit unions with membership in an approved signature guarantee medallion program), pursuant to Exchange Act Rule 17Ad-15).

TO BE COMPLETED BY PURCHASER IF BOX (1) OR (3) ABOVE IS CHECKED.

The undersigned represents and warrants that it is purchasing this Subordinated Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Company as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned's foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Date:_____   Signature:_____

                                     Print name:_____

                                     FOR EXECUTION BY AN ENTITY:

                                     Entity name:_____

                                     By:_____
                                     Name:_____
                                     Title:_____

                                     Tax Identification No.: _____

CORPORATE RESOLUTIONS

I, Peter Seitz, certify that I am the duly elected Secretary of First Bank, a North Carolina corporation and its parent company, First Bancorp, a North Carolina corporation. The following resolutions are true and exact copies of resolutions duly adopted at a meeting of the First Bank and First Bancorp Board of Directors on January 24, 2023.

BE IT RESOLVED that any **two** of the following named individuals are authorized to sign corporate resolutions regarding the opening of accounts with other financial institutions, handling of deposits, withdrawals, investments and borrowings by or on behalf of First Bank and First Bancorp:

Elizabeth Bostian
Timothy Maples
Michael Mayer
Susan Mikels
Richard Moore
Donna Ward

BE IT RESOLVED that the CEO, President and Donna Ward are hereby authorized on behalf of the Company to jointly appoint their designee(s) to wire funds from First Bank and First Bancorp at the request of either the bank's customer or for the benefit of First Bank and First Bancorp.

BE IT RESOLVED that the CEO, President and Chief Financial Officer are hereby authorized to name the individuals within the Company who can open internal checking accounts and the handling of deposits and withdrawals.

_____
Peter Seitz, Corporate Secretary

J.P. Morgan

TO WHOM IT MAY CONCERN:

Please accept this letter as your instruction to wire all future interest, principal, and dividends payments to the following ABA number for the security described below:

Security (Description): _Touchstone Bankshares, Inc._

CUSIP: _89157HAA4_

Nominee Name: **CUDD & CO. LLC**   Tax ID: 13-6022143

WIRE INSTRUCTIONS (Preferred method of payment):

JPMorgan Chase Bank
ABA #021000021
A/C # 9009002859
A/C NAME: BOND INTEREST WIRE
F/C/C: _P95D99_

Please indicate the CUSIP Number, Account Number, Nominee Name, Registered Name and Principal and Interest, Rate and Maturity Date on the Wire Instructions.

All remittances/breakdowns should be sent via e-mail to: physical.abs.income@jpmorgan.com

Please send all other correspondence to:

CUDD & CO. LLC
c/o JPMorgan Chase, N.A.
P. O. Box 35308
Newark, NJ 07193-5308

Sincerely,

Printed Name: _Rachel Roach_
Title: Vice President

SIGNATURE GUARANTEED
MEDALLION GUARANTEED
JPMORGAN CHASE BANK, N.A.

(CC9701)
Z9010409
SECURITIES TRANSFER AGENTS MEDALLION PROGRAM

Form Type: OTHER – NOT for Reg Change / Denom – CUDD – 04.13.23

JPMorgan Chase Bank, National Association

CERTIFICATE

I, Chike N. Egbuniwe, do hereby certify that I am a duly appointed Assistant Corporate Secretary of JPMorgan Chase Bank, National Association, a national banking association formed under the laws of the United States (the "**Bank**"), and that set forth below is a true and correct copy of a resolution duly adopted by the Board of Directors of the Bank on March 20, 2018. I further certify that the said resolution is still in full force and effect as of the date hereof.

"RESOLVED that loan agreements, contracts, indentures, mortgages, deeds, releases, conveyances, assignments, transfers, certificates, certifications, declarations, leases, discharges, satisfactions, settlements, petitions, schedules, accounts, affidavits, bonds, undertakings, guarantees, proxies, requisitions, demands, proofs of debt, claims, records, notes signifying indebtedness of JPMorgan Chase Bank, N.A. (the "Bank") and any other contracts, instruments or documents in connection with the conduct of the business of the Bank ("Documents"), whether or not specified in the resolutions of the Bank's Board of Directors (the "Board"), may be signed, executed, acknowledged, verified, delivered or accepted on behalf of the Bank by the Chairman of the Board, the Chief Executive Officer of the Bank ("CEO"), a President, the Chief Operating Officer, a Vice Chairman of the Board, a Vice Chairman, any member of the Firm's Operating Committee (an "Operating Committee Member"), any Executive Vice President, the Chief Financial Officer, the General Counsel, the Treasurer, the Controller, the Chief Risk Officer, the Secretary, any Senior Vice President, any Managing Director, any Executive Director, any Vice President, or any other officer having a functional title or official status which is at least equivalent to any of the foregoing corporate titles, and the seal of the Bank may be affixed to any thereof and attested by the Secretary, any Assistant Corporate Secretary, or any of the foregoing officers; provided, however, that any guarantees, comfort letters or other letters of support issued by the Bank in respect of obligations of any of the Bank's affiliates or subsidiaries ("Support Documents") may be executed only where consistent with such resolutions of the Board dated December 8, 2015, as amended, relating to the provision of Bank guarantees and other support issued by the Bank in respect of obligations of its subsidiaries and affiliates."

I further certify that the individuals listed on the attached schedule hold the corresponding title indicated on the schedule for the Bank, with corresponding specimen signatures included, and are empowered to act in conformity with the referenced resolution.

This certificate may be executed and delivered by electronic means. Such electronic signature shall be valid and binding as of the date indicated by the timestamp accompanying the electronic signature.


Chike N. Egbuniwe
on August 02, 2023 23:37:04 EDT

_____

Chike N. Egbuniwe


Schedule

Name	Title	Specimen Signature
Janice Garrison	Executive Director	
Rachel L Roach	Vice President	
Kevin D McKee	Vice President	
Amanda L Greer	Vice President	

Exhibit 4.5

TOUCHSTONE BANKSHARES, INC.

4.00% FIXED TO FLOATING RATE SUBORDINATED NOTE DUE JANUARY 30, 2032

THE INDEBTEDNESS EVIDENCED BY THIS SUBORDINATED NOTE IS NOT A DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY OR FUND.

THE INDEBTEDNESS EVIDENCED BY THIS SUBORDINATED NOTE IS SUBORDINATED AND JUNIOR IN RIGHT OF PAYMENT TO SENIOR INDEBTEDNESS (AS DEFINED IN SECTION 3 (SUBORDINATION) OF THIS SUBORDINATED NOTE) OF TOUCHSTONE BANKSHARES, INC., A VIRGINIA CORPORATION (THE "COMPANY"), INCLUDING OBLIGATIONS OF THE COMPANY TO ITS GENERAL AND SECURED CREDITORS AND IS UNSECURED. IT IS INELIGIBLE AS COLLATERAL FOR ANY EXTENSION OF CREDIT BY THE COMPANY OR ANY OF ITS SUBSIDIARIES.

IN THE EVENT OF LIQUIDATION, ALL HOLDERS OF SENIOR INDEBTEDNESS OF THE COMPANY SHALL BE ENTITLED TO BE PAID IN FULL WITH SUCH INTEREST AS MAY BE PROVIDED BY LAW BEFORE ANY PAYMENT SHALL BE MADE ON ACCOUNT OF PRINCIPAL OF OR INTEREST ON THIS SUBORDINATED NOTE. AFTER PAYMENT IN FULL OF ALL SUMS OWING TO SUCH HOLDERS OF SENIOR INDEBTEDNESS, THE HOLDER OF THIS SUBORDINATED NOTE, TOGETHER WITH THE HOLDERS OF ANY OBLIGATIONS OF THE COMPANY RANKING ON A PARITY WITH THE SUBORDINATED NOTES, SHALL BE ENTITLED TO BE PAID FROM THE REMAINING ASSETS OF THE COMPANY THE UNPAID PRINCIPAL AMOUNT OF THIS SUBORDINATED NOTE PLUS ACCRUED AND UNPAID INTEREST THEREON BEFORE ANY PAYMENT OR OTHER DISTRIBUTION, WHETHER IN CASH, PROPERTY OR OTHERWISE, SHALL BE MADE (I) WITH RESPECT TO ANY OBLIGATION THAT BY ITS TERMS EXPRESSLY IS JUNIOR IN THE RIGHT OF PAYMENT TO THE SUBORDINATED NOTES, (II) WITH RESPECT TO ANY INDEBTEDNESS BETWEEN THE COMPANY AND ANY OF ITS SUBSIDIARIES OR AFFILIATES OR (III) ON ACCOUNT OF ANY SHARES OF CAPITAL STOCK OF THE COMPANY.

THIS SUBORDINATED NOTE WILL BE ISSUED AND MAY BE TRANSFERRED ONLY IN MINIMUM DENOMINATIONS OF $100,000 AND INTEGRAL MULTIPLES OF $1,000 IN EXCESS THEREOF. ANY ATTEMPTED TRANSFER OF THIS SUBORDINATED NOTE IN A DENOMINATION OF LESS THAN $100,000 SHALL BE DEEMED TO BE VOID AND OF NO LEGAL EFFECT WHATSOEVER. ANY SUCH PURPORTED TRANSFEREE SHALL BE DEEMED NOT TO BE THE HOLDER OF THIS SUBORDINATED NOTE FOR ANY PURPOSE, INCLUDING, BUT NOT LIMITED TO, THE RECEIPT OF PAYMENTS ON THIS SUBORDINATED NOTE, AND SUCH PURPORTED TRANSFEREE SHALL BE DEEMED TO HAVE NO INTEREST WHATSOEVER IN THIS SUBORDINATED NOTE.

THIS SUBORDINATED NOTE MAY BE SOLD ONLY IN COMPLIANCE WITH APPLICABLE FEDERAL AND STATE SECURITIES LAWS. THIS SUBORDINATED NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY APPLICABLE STATE SECURITIES LAWS, OR ANY OTHER APPLICABLE SECURITIES LAWS. NEITHER THIS SUBORDINATED NOTE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

CERTAIN ERISA CONSIDERATIONS:

THE HOLDER OF THIS SUBORDINATED NOTE, OR ANY INTEREST HEREIN, BY ITS ACCEPTANCE HEREOF OR THEREOF AGREES, REPRESENTS AND WARRANTS THAT IT IS NOT AN EMPLOYEE BENEFIT PLAN, INDIVIDUAL RETIREMENT ACCOUNT OR OTHER PLAN OR ARRANGEMENT SUBJECT TO TITLE I OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), OR SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE") (EACH, A "PLAN"), OR AN ENTITY WHOSE UNDERLYING ASSETS INCLUDE "PLAN ASSETS" BY REASON OF ANY PLAN'S INVESTMENT IN THE ENTITY, AND NO PERSON INVESTING "PLAN ASSETS" OF ANY PLAN MAY ACQUIRE OR HOLD THIS SUBORDINATED NOTE OR ANY INTEREST HEREIN, UNLESS SUCH PURCHASER OR HOLDER IS ELIGIBLE FOR THE EXEMPTIVE RELIEF AVAILABLE UNDER U.S. DEPARTMENT OF LABOR PROHIBITED TRANSACTION CLASS EXEMPTION 96-23, 95-60, 91-38, 90-1 OR 84-14 OR ANOTHER APPLICABLE EXEMPTION OR ITS PURCHASE AND HOLDING OF THIS SUBORDINATED NOTE, OR ANY INTEREST HEREIN, ARE NOT PROHIBITED BY SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE WITH RESPECT TO SUCH PURCHASE AND HOLDING. ANY PURCHASER OR HOLDER OF THIS SUBORDINATED NOTE OR ANY INTEREST HEREIN WILL BE DEEMED TO HAVE REPRESENTED BY ITS PURCHASE AND HOLDING THEREOF THAT EITHER: (I) IT IS NOT AN EMPLOYEE BENEFIT PLAN OR OTHER PLAN TO WHICH TITLE I OF ERISA OR SECTION 4975 OF THE CODE IS APPLICABLE, A TRUSTEE OR OTHER PERSON ACTING ON BEHALF OF ANY SUCH EMPLOYEE BENEFIT PLAN OR OTHER PLAN, OR ANY OTHER PERSON OR ENTITY USING THE "PLAN ASSETS" OF ANY SUCH PLAN OR OTHER PLAN TO FINANCE SUCH PURCHASE OR (II) SUCH PURCHASE OR HOLDING WILL NOT RESULT IN A PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE FOR WHICH FULL EXEMPTIVE RELIEF IS NOT AVAILABLE UNDER APPLICABLE STATUTORY OR ADMINISTRATIVE EXEMPTION.

ANY FIDUCIARY OF ANY PLAN WHO IS CONSIDERING THE ACQUISITION OF THIS SUBORDINATED NOTE OR ANY INTEREST HEREIN SHOULD CONSULT WITH HIS OR HER LEGAL COUNSEL PRIOR TO ACQUIRING THIS SUBORDINATED NOTE OR ANY INTEREST HEREIN.

No. 1 CUSIP / ISIN QIBs: 89157H AC0 / US89157HAC07

TOUCHSTONE BANKSHARES, INC.

4.00% FIXED TO FLOATING RATE SUBORDINATED NOTE DUE JANUARY 30, 2032

1. Subordinated Notes. This subordinated note is one of an issue of notes of Touchstone Bankshares, Inc., a Virginia corporation (the "Company"), designated as the "4.00% Fixed to Floating Rate Subordinated Notes due January 30, 2032" (the "Subordinated Notes") issued pursuant to that Subordinated Note Purchase Agreement, dated as of the date upon which this Subordinated Note was originally issued (the "Issue Date"), between the Company and the one or more purchasers of the Subordinated Notes identified in the signature pages thereto (the "Purchase Agreement").

2. Payment. The Company, for value received, promises to pay to Burke & Herbert Bank & Trust Company, or its registered assigns, the principal sum of Two Million Five Hundred Thousand Dollars (U.S.) ($2,500,000.00) plus accrued but unpaid interest on January 30, 2032 (the "Maturity Date") and to pay interest thereon (i) from and including the original issue date of the Subordinated Notes to but excluding January 30, 2027 or the earlier redemption date contemplated by Section 4 (Redemption) of this Subordinated Note (the "Fixed Rate Period"), at the rate of 4.00% per annum, computed on the basis of a 360-day year consisting of twelve 30-day months and payable semi-annually in arrears on January 30 and July 30 of each year (each payment date, a "Fixed Interest Payment Date"), beginning July 30, 2022, and (ii) from and including January 30, 2027 to but excluding the Maturity Date or earlier redemption date contemplated by Section 4 (Redemption) of this Subordinated Note (the "Floating Rate Period"), at the rate per annum, reset quarterly, equal to the Floating Interest Rate (as defined below) determined on the Floating Interest Determination Date (as defined below) of the applicable interest period plus 263 basis points, computed on the basis of a 360-day year and the actual number of days elapsed and payable quarterly in arrears (each quarterly period, a "Floating Interest Period") on January 30, April 30, July 30, and October 30 of each year (each payment date, a "Floating Interest Payment Date"). Dollar amounts resulting from this calculation shall be rounded to the nearest cent, with one-half cent being rounded up. The term "Floating Interest Determination Date" means the date upon which the Floating Interest Rate is determined by the Calculation Agent (as defined below) pursuant to the Three-Month Term SOFR Conventions (as defined below).

(a) An "Interest Payment Date" is either a Fixed Interest Payment Date or a Floating Interest Payment Date, as applicable.

(b) The "Floating Interest Rate" means:

(i) initially Three-Month Term SOFR (as defined below).

(ii) Notwithstanding the foregoing clause (i) of this Section 2(b):

(1) If the Calculation Agent, reasonably determines in good faith prior to the relevant Floating Interest Determination Date that a Benchmark Transition Event and its related Benchmark Replacement Date (each of such terms as defined below) have occurred with respect to Three-Month Term SOFR, then the Company shall promptly provide notice of such determination to the Noteholders (as defined below) and Section 2(c) (Effect of Benchmark Transition Event) will thereafter apply to all determinations, calculations and quotations made or obtained for the purposes of calculating the Floating Interest Rate payable on the Subordinated Notes during a relevant Floating Interest Period.

(2)   However, if the Calculation Agent reasonably determines in good faith that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Three-Month Term SOFR, but for any reason the Benchmark Replacement (as defined below) has not been determined as of the relevant Floating Interest Determination Date, the Floating Interest Rate for the applicable Floating Interest Period will be equal to the Floating Interest Rate on the last Floating Interest Determination Date for the Subordinated Notes, as determined by the Calculation Agent.

(iii)   If the then-current Benchmark (as defined below) is Three-Month Term SOFR and any of the foregoing provisions concerning the calculation of the interest rate and the payment of interest during the Floating Rate Period are inconsistent with any of the Three-Month Term SOFR Conventions determined by the Company, then the relevant Three-Month Term SOFR Conventions will apply.

(c)   Effect of Benchmark Transition Event.

(i)   If the Calculation Agent reasonably determines in good faith that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time (as defined below) in respect of any determination of the Benchmark on any date, the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the Subordinated Notes during the relevant Floating Interest Period in respect of such determination on such date and all determinations on all subsequent dates.

(ii)   In connection with the implementation of a Benchmark Replacement, the Company will have the right to make Benchmark Replacement Conforming Changes (as defined below) from time to time, and such changes shall become effective without consent from the relevant Noteholders or any other party.

(iii)   Any determination, decision or election that may be made by the Company or by the Calculation Agent pursuant to the benchmark transition provisions set forth herein, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date, and any decision to take or refrain from taking any action or any selection:

(1)   will be conclusive and binding absent manifest error;

(2)   if made by the Company, will be made in the Company's sole discretion;

(3)   if made by the Calculation Agent, will be made after consultation with the Company, and the Calculation Agent will not make any such determination, decision or election to which the Company reasonably objects; and

(4)   notwithstanding anything to the contrary in this Subordinated Note or the Purchase Agreement, shall become effective without consent from the relevant Noteholders or any other party.

(iv)   For the avoidance of doubt, after a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, interest payable on this Subordinated Note for the Floating Rate Period will be an annual rate equal to the sum of the applicable Benchmark Replacement and the spread specified on the face hereof.

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(v)   As used in this Subordinated Note, the following terms have the meanings as set forth below:

(1)   "Benchmark" means, initially, Three-Month Term SOFR; provided that if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Three-Month Term SOFR or the then-current Benchmark, then "Benchmark" means the applicable Benchmark Replacement.

(2)   "Benchmark Replacement" means the Interpolated Benchmark (as defined below) with respect to the then-current Benchmark; provided that if (a) the Calculation Agent cannot determine the Interpolated Benchmark as of the Benchmark Replacement Date or (b) the then-current Benchmark is Three-Month Term SOFR and a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Three-Month Term SOFR (in which event no Interpolated Benchmark with respect to Three-Month Term SOFR shall be determined), then "Benchmark Replacement" means the first alternative set forth in the order below that can be determined by the Calculation Agent, as of the Benchmark Replacement Date:

a.   The sum of (i) Compounded SOFR (as defined below) and (ii) the Benchmark Replacement Adjustment (as defined below);

b.   the sum of: (i) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body (as defined below) as the replacement for the then-current Benchmark for the applicable Corresponding Tenor (as defined below) and (ii) the Benchmark Replacement Adjustment;

c.   the sum of: (i) the ISDA Fallback Rate (as defined below) and (ii) the Benchmark Replacement Adjustment;

d.   the sum of: (i) the alternate rate of interest that has been selected by the Company as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar denominated floating rate notes at such time and (ii) the Benchmark Replacement Adjustment.

(3)   "Benchmark Replacement Adjustment" means the first alternative set forth in the order below that can be determined by the Calculation Agent, as of the Benchmark Replacement Date:

a.   the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement (as defined below);

b.   if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment (as defined below);

c.   the spread adjustment (which may be a positive or negative value or zero) that has been selected by the Company giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar denominated floating rate notes at such time.

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(4)   "Benchmark Replacement Conforming Changes" means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of "Floating Interest Period," timing and frequency of determining rates with respect to each Floating Interest Period and making payments of interest, rounding of amounts or tenors and other administrative matters) that the Company reasonably decides in good faith may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the Company reasonably decides in good faith that adoption of any portion of such market practice is not administratively feasible or if the Company reasonably determines in good faith that no market practice for use of the Benchmark Replacement exists, in such other manner as the Company determines in good faith is reasonably necessary).

(5)   "Benchmark Replacement Date" means the earliest to occur of the following events with respect to the then-current Benchmark:

a.   in the case of clause (a) of the definition of "Benchmark Transition Event," the relevant Reference Time in respect of any determination;

b.   in the case of clause (b) or (c) of the definition of "Benchmark Transition Event," the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark; or

c.   in the case of clause (d) of the definition of "Benchmark Transition Event," the date of such public statement or publication of information referenced therein.

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for purposes of such determination.

(6)   "Benchmark Transition Event" means the occurrence of one or more of the following events with respect to the then-current Benchmark:

a.   if the Benchmark is Three-Month Term SOFR, (i) the Relevant Governmental Body has not selected or recommended a forward-looking term rate for a tenor of three months based on SOFR (as defined below), (ii) the development of a forward-looking term rate for a tenor of three months based on SOFR that has been recommended or selected by the Relevant Governmental Body is not complete or (iii) the Company reasonably determines in good faith that the use of a forward-looking rate for a tenor of three months based on SOFR is not administratively feasible;

b.   a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;

c.   a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or

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indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark; or

d.   a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.

(7)   "Calculation Agent" means such bank or other entity as may be appointed by the Company to act as Calculation Agent for the Subordinated Notes during the Floating Rate Period, which entity may, but need not, be the Company or an Affiliate (as defined below) of the Company.

(8)   "Compounded SOFR" means the compounded average of SOFRs for the applicable Corresponding Tenor, with the rate, or methodology for this rate, and conventions for this rate being established by the Company or its designee in accordance with:

a.   the rate, or methodology for this rate, and conventions for this rate selected or recommended by the Relevant Governmental Body for determining compounded SOFR; provided that:

b.   if, and to the extent that, the Company or its designee reasonably determines in good faith that Compounded SOFR cannot be determined in accordance with clause (a) above, then the rate, or methodology for this rate, and conventions for this rate that have been selected by the Company or its designee giving due consideration to any industry-accepted market practice for U.S. dollar denominated floating rate notes at such time.

For the avoidance of doubt, the calculation of Compounded SOFR will exclude the Benchmark Replacement Adjustment.

(9)   "Corresponding Tenor" with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding Business Day (as defined below) adjustment) as the applicable tenor for the then-current Benchmark.

(10)   "FRBNY" means the Federal Reserve Bank of New York.

(11)   "FRBNY's Website" means the website of the FRBNY at http://www.newyorkfed.org, or any successor source.

(12)   "Interpolated Benchmark" with respect to the Benchmark means the rate determined for the Corresponding Tenor by interpolating on a linear basis between: (1) the Benchmark for the longest period (for which the Benchmark is available) that is shorter than the Corresponding Tenor and (2) the Benchmark for the shortest period (for which the Benchmark is available) that is longer than the Corresponding Tenor.

(13)   "ISDA" means the International Swaps and Derivatives Association, Inc. or any successor thereto.

(14)   "ISDA Definitions" means the 2006 ISDA Definitions published by the ISDA or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

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(15) "ISDA Fallback Adjustment" means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.

(16) "ISDA Fallback Rate" means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

(17) "Reference Time" with respect to any determination of a Benchmark means (1) if the Benchmark is Three-Month Term SOFR, the time determined by the Calculation Agent after giving effect to the Three-Month Term SOFR Conventions, and (2) if the Benchmark is not Three-Month Term SOFR, the time determined by the Calculation Agent after giving effect to the Benchmark Replacement Conforming Changes.

(18) "Relevant Governmental Body" means the Board of Governors of the Federal Reserve System (the "Federal Reserve") and/or the FRBNY, or a committee officially endorsed or convened by the Federal Reserve and/or the FRBNY or any successor thereto.

(19) "SOFR" means the daily Secured Overnight Financing Rate provided by the FRBNY, as the administrator of the benchmark (or a successor administrator), on the FRBNY's Website.

(20) "Term SOFR" means the forward-looking term rate for the Corresponding Tenor based on SOFR that has been selected or recommended by the Relevant Governmental Body.

(21) "Term SOFR Administrator" means any entity designated by the Relevant Governmental Body as the administrator of Term SOFR (or a successor administrator).

(22) "Three-Month Term SOFR" means the rate for Term SOFR for a tenor of three months that is published by the Term SOFR Administrator at the Reference Time for any Floating Interest Period, as determined by the Calculation Agent after giving effect to the Three-Month Term SOFR Conventions; *provided, however*, that in the event Three-Month Term SOFR calculated as described in the foregoing clause is less than zero, Three-Month Term SOFR shall be deemed to be zero.

(23) "Three-Month Term SOFR Conventions" means any determination, decision or election with respect to any technical, administrative or operational matter (including with respect to the manner and timing of the publication of Three-Month Term SOFR, or changes to the definition of "Floating Interest Period", timing and frequency of determining Three-Month Term SOFR with respect to each Floating Interest Period and making payments of interest, rounding of amounts or tenors, and other administrative matters) that the Company reasonably decides in good faith may be appropriate to reflect the use of Three-Month Term SOFR as the Benchmark in a manner substantially consistent with market practice (or, if the Company reasonably decides in good faith that adoption of any portion of such market practice is not administratively feasible or if the Company reasonably determines in good faith that no market practice for the use of Three-Month Term SOFR exists, in such other manner as the Company determines in good faith is reasonably necessary).

(24) "Unadjusted Benchmark Replacement" means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

(d)   In the event that any Fixed Interest Payment Date during the Fixed Rate Period falls on a day that is not a Business Day, the interest payment due on that date shall be postponed to the next day that is a Business Day and no additional interest shall accrue as a result of that postponement. In the event that any Floating Interest Payment Date during the Floating Rate Period falls on a day that is not a Business Day, the interest payment due on that date shall be postponed to the next day that is a Business Day and interest shall accrue to but excluding the date interest is paid. However, if the postponement would cause the day to fall in the next calendar month during the Floating Interest Period, the Floating Interest Payment Date shall instead be brought forward to the immediately preceding Business Day. The term "Business Day" means any day other than a Saturday or Sunday or any other day on which banking institutions in the Commonwealth of Virginia are permitted or required by law or executive order to be closed.

3.   Subordination.

(a)   The indebtedness of the Company evidenced by this Subordinated Note, including the principal and interest on this Subordinated Note, shall be subordinate and junior in right of payment to the prior payment in full of all existing claims of creditors of the Company whether now outstanding or subsequently created, assumed, guaranteed or incurred (collectively, "Senior Indebtedness"), which shall consist of principal of (and premium, if any) and interest, if any, on: (i) all indebtedness and obligations of, or guaranteed or assumed by, the Company for money borrowed, whether or not evidenced by bonds, debentures, securities, notes or other similar instruments; (ii) any deferred obligations of the Company for the payment of the purchase price of property or assets acquired other than in the ordinary course of business; (iii) all obligations, contingent or otherwise, of the Company in respect of any letters of credit, bankers' acceptances, security purchase facilities and similar direct credit substitutes; (iv) any capital lease obligations of the Company; (v) all obligations of the Company in respect of interest rate swap, cap or other agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts, commodity contracts and other similar arrangements or derivative products; (vi) all obligations that are similar to those in clauses (i) through (v) of other Persons for the payment of which the Company is responsible or liable as obligor, guarantor or otherwise arising from an off-balance sheet guarantee; (vii) all obligations of the types referred to in clauses (i) through (vi) of other Persons secured by a lien on any property or asset of the Company; and (viii) in the case of (i) through (vii) above, all amendments, renewals, extensions, modifications and refundings of such indebtedness and obligations; *except* "Senior Indebtedness" does not include (A) the Subordinated Notes, (B) any obligation that by its terms expressly is junior to, or ranks equally in right of payment with, the Subordinated Notes, or (C) any indebtedness between the Company and any of its subsidiaries or Affiliates. This Subordinated Note is not secured by any assets of the Company or any of its subsidiaries or Affiliates. The term "Affiliate(s)" means, with respect to any Person, such Person's immediate family members, partners, members or parent and subsidiary corporations, and any other Person directly or indirectly controlling, controlled by, or under common control with said Person and their respective Affiliates. The term "Person" as used in this Subordinated Note means an individual, a corporation (whether or not for profit), a partnership, a limited liability company, a joint venture, an association, a trust, an unincorporated organization, a government or any department or agency thereof or any other entity or organization. The term "control" (including the terms "controlling," "controlled by," and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

(b)   In the event of any liquidation of the Company, holders of Senior Indebtedness of the Company shall be entitled to be paid in full with such interest as may be provided by law before any payment shall be made on account of principal of or interest on this Subordinated Note. Additionally, in the event of any insolvency, dissolution, assignment for the benefit of creditors or any liquidation or winding up of or relating to the Company, whether voluntary or involuntary, holders of Senior Indebtedness

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shall be entitled to be paid in full before any payment shall be made on account of the principal of or interest on the Subordinated Notes, including this Subordinated Note. In the event of any such proceeding, after payment in full of all sums owing with respect to the Senior Indebtedness, the registered holders of the Subordinated Notes from time to time (each a "Noteholder" and, collectively, the "Noteholders"), together with the holders of any obligations of the Company ranking on parity with the Subordinated Notes, shall be entitled to be paid from the remaining assets of the Company the unpaid principal thereof, and the unpaid interest thereon before any payment or other distribution, whether in cash, property or otherwise, shall be made (i) with respect to any obligation that by its terms expressly is junior to in the right of payment to the Subordinated Notes, (ii) with respect to any indebtedness between the Company and any of its subsidiaries or Affiliates or (iii) on account of any capital stock.

(c)   If there shall have occurred and be continuing (i) a default in any payment with respect to any Senior Indebtedness or (ii) an event of default with respect to any Senior Indebtedness as a result of which the maturity thereof is accelerated, unless and until such payment default or event of default shall have been cured or waived or shall have ceased to exist, no payments shall be made by the Company with respect to the Subordinated Notes. The provisions of this paragraph shall not apply to any payment with respect to which the immediately preceding paragraph of this Section 3 (Subordination) would be applicable.

(d)   Nothing herein shall act to prohibit, limit or impede the Company from issuing additional debt of the Company having the same rank as the Subordinated Notes or which may be junior or senior in rank to the Subordinated Notes. Each Noteholder, by its acceptance hereof, further acknowledges and agrees that the foregoing subordination provisions are, and are intended to be, an inducement and a consideration for each holder of any Senior Indebtedness, whether such Senior Indebtedness was created or acquired before or after the issuance of the Subordinated Notes, to acquire and continue to hold, or to continue to hold, such Senior Indebtedness, and such holder of Senior Indebtedness shall be deemed conclusively to have relied on such subordination provisions in acquiring and continuing to hold or in continuing to hold such Senior Indebtedness.

4.   **Redemption.**

(a)   Redemption Prior to Fifth Anniversary. This Subordinated Note shall not be redeemable by the Company in whole or in part prior to January 30, 2027, except in the event of a: (i) Tier 2 Capital Event (as defined below); (ii) Tax Event (as defined below); or (iii) Investment Company Event (as defined below). Upon the occurrence of a Tier 2 Capital Event, a Tax Event or an Investment Company Event, the Company may redeem this Subordinated Note, subject to Section 4(f) (Regulatory Approvals) hereof, in whole or in part at any time, upon giving not less than ten (10) Business Days' notice to the holder of this Subordinated Note at an amount equal to 100% of the outstanding principal amount being redeemed plus accrued but unpaid interest, to but excluding the redemption date. "Tier 2 Capital Event" means the receipt by the Company of an opinion of counsel to the Company to the effect that there is, or within one hundred twenty (120) days after receipt of such opinion there will be, a material risk that this Subordinated Note does not qualify as "Tier 2" Capital (as defined by the Federal Reserve) (or its then equivalent) as a result of a change in law or regulation, or interpretation or application thereof, by any judicial, legislative or regulatory authority that becomes effective after the date of issuance of this Subordinated Note. "Tax Event" means the receipt by the Company of an opinion of counsel to the Company that as a result of any amendment to, or change (including any final and adopted (or enacted) prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, there exists a material risk that interest payable by the Company on the Subordinated Notes is not, or within one hundred twenty (120) days after the receipt of such opinion will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes. "Investment Company Event" means the receipt by the Company of an opinion of counsel to the Company to the effect that there is a material risk that the Company is or, within one hundred twenty (120) days after the receipt of such opinion will be, required to register as an investment company pursuant to the Investment Company Act of 1940, as amended.

(b)   Redemption on or after Fifth Anniversary. On or after January 30, 2027, subject to the provisions of Section 4(f) (Regulatory Approvals) hereof, this Subordinated Note shall be redeemable at the option of and by the Company, in whole or in part from time to time upon any Interest Payment Date, at an amount equal to 100% of the outstanding principal amount being redeemed plus accrued but unpaid interest, to but excluding the redemption date, but in all cases in a principal amount with integral multiples of $1,000. In addition, the Company may redeem all or a portion of the Subordinated Notes, at any time upon the occurrence of a Tier 2 Capital Event, Tax Event or an Investment Company Event.

(c)   Partial Redemption. If less than the then-outstanding principal amount of this Subordinated Note is redeemed, (i) a new Subordinated Note shall be issued representing the unredeemed portion without charge to the Noteholder and (ii) such redemption shall be effected on a pro rata basis as to the Noteholders. For purposes of clarity, upon a partial redemption, a like percentage of the principal amount of every Subordinated Note held by every Noteholder shall be redeemed.

(d)   No Redemption at Option of Noteholder. This Subordinated Note is not subject to redemption at the option of the Noteholder.

(e)   Effectiveness of Redemption. If notice of redemption has been duly given and notwithstanding that this Subordinated Note has been called for redemption but has not yet been surrendered for cancellation, on and after the date fixed for redemption interest shall cease to accrue on the portion of this Subordinated Note called for redemption, this Subordinated Note shall no longer be deemed outstanding with respect to the portion called for redemption and all rights with respect to the portion of this Subordinated Note called for redemption shall forthwith on such date fixed for redemption cease and terminate unless the Company shall default in the payment of the redemption price, except only the right of the Noteholder to receive the amount payable on such redemption, without interest. For purposes of clarity, any redemption made pursuant to the terms of this Subordinated Note shall be made on a pro rata basis, and, to the extent applicable and for purposes of a redemption processed through The Depository Trust Company, on a "Pro Rata Pass-Through Distribution of Principal" basis, among all of the Subordinated Notes outstanding at the time thereof.

(f)   Regulatory Approvals. Any redemption pursuant to this Section 4 shall be subject to receipt of any and all required federal and state regulatory approvals or non-objections, including, but not limited to, the consent of the Federal Reserve. In the case of any redemption of this Subordinated Note pursuant to paragraphs (b) or (c) of this Section 4, the Company will give the Noteholder notice of redemption, which notice shall indicate the aggregate principal amount of Subordinated Notes to be redeemed, not less than thirty (30) nor more than forty-five (45) calendar days prior to the redemption date.

(g)   Purchase and Resale of the Subordinated Notes. Subject to any required federal and state regulatory approvals and the provisions of this Subordinated Note, the Company shall have the right to purchase any of the Subordinated Notes at any time in the open market, private transactions or otherwise. If the Company purchases any Subordinated Notes, it may, in its discretion, hold, resell or cancel any of the purchased Subordinated Notes.

5.   **Events of Default; Acceleration.**

Each of the following events shall constitute an "Event of Default":

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(a)   the entry of a decree or order for relief in respect of the Company by a court having jurisdiction in the premises in an involuntary case or proceeding under any applicable bankruptcy, insolvency, or reorganization law, now or hereafter in effect of the United States or any political subdivision thereof, and such decree or order will have continued unstayed and in effect for a period of sixty (60) consecutive calendar days;

(b)   the commencement by the Company of a voluntary case under any applicable bankruptcy, insolvency or reorganization law, now or hereafter in effect of the United States or any political subdivision thereof, or the consent by the Company to the entry of a decree or order for relief in an involuntary case or proceeding under any such law;

(c)   the Company (i) becomes insolvent or is unable to pay its debts as they mature, (ii) makes an assignment for the benefit of creditors, (iii) admits in writing its inability to pay its debts as they mature or (iv) ceases to be a bank holding company under the Bank Holding Company Act of 1956, as amended;

(d)   the failure of the Company to pay any installment of interest on any of the Subordinated Notes as and when the same will become due and payable, and the continuation of such failure for a period of fifteen (15) calendar days;

(e)   the failure of the Company to pay all or any part of the principal of any of the Subordinated Notes as and when the same will become due and payable;

(f)   the liquidation of the Company (for the avoidance of doubt, "liquidation" does not include any merger, consolidation, sale of equity or assets or reorganization (exclusive of a reorganization in bankruptcy) of the Company or any of its subsidiaries);

(g)   the failure of the Company to perform any other covenant or agreement on the part of the Company contained in this Subordinated Note, and the continuation of such failure for a period of thirty (30) days after the date on which notice specifying such failure, stating that such notice is a "Notice of Default" hereunder and demanding that the Company remedy the same, will have been given, in the manner set forth in Section 21 (Notices), to the Company by a Noteholder;

(h)   the default by the Company under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Company having an aggregate principal amount outstanding of at least $1,000,000, whether such indebtedness now exists or is created or incurred in the future, which default (i) constitutes a failure to pay any portion of the principal of such indebtedness when due and payable after the expiration of any applicable grace period or (ii) results in such indebtedness becoming due or being declared due and payable prior to the date on which it otherwise would have become due and payable without, in the case of clause (i), such indebtedness having been discharged or, in the case of clause (ii), without such indebtedness having been discharged or such acceleration having been rescinded or annulled; or

(i)   any certification made to any Noteholder pursuant to the Purchase Agreement by the Company or otherwise made in writing to any Noteholder in connection with or as contemplated by the Purchase Agreement or this Subordinated Note by the Company shall be materially incorrect or false as of the delivery date of such certification, or any representation to any Noteholder by the Company as to the financial condition or credit standing of the Company is or proves to be materially false or misleading.

Unless the principal amount of this Subordinated Note already shall have become due and payable, if an Event of Default set forth in Section 5(a) or Section 5(b) above shall have occurred and be continuing, then the principal amount of this Subordinated Note, and accrued and unpaid interest, if any, on the Subordinated Note will become and be immediately due and payable without any declaration or other act on the part of the Noteholder, and the Company waives demand, presentment for payment, notice of nonpayment, notice of protest, and all other notices. Notwithstanding the foregoing, because the Company treats the Subordinated Notes as Tier 2 Capital, upon the occurrence of an Event of Default other than an Event of Default described in Section 5(a) or Section 5(b), no Noteholder may accelerate the Maturity Date of the Subordinated Notes and make the principal of, and any accrued and unpaid interest on, the Subordinated Notes, immediately due and payable. The Company, within forty-five (45) calendar days after the receipt of written notice from any Noteholder of the occurrence of an Event of Default with respect to this Subordinated Note, shall mail to all Noteholders, at their addresses shown on the Security Register (as defined below), such written notice of Event of Default, unless such Event of Default shall have been cured or waived before the giving of such notice as certified by the Company in writing.

6.   **Failure to Make Payments.** In the event of an Event of Default under Section 5(d) or Section 5(e) above, the Company will, upon demand of the Noteholder, pay to the Noteholder the amount then due and payable on this Subordinated Note for principal and interest (without acceleration of the Subordinated Note in any manner), with interest on the overdue principal and interest at the per annum rate borne by this Subordinated Note, to the extent permitted by applicable law. If the Company fails to pay such amount upon such demand, the Noteholder may, among other things, institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Company and collect the amounts adjudged or decreed to be payable in the manner provided by law out of the property of the Company.

Upon the occurrence of an Event of Default, until such Event of Default is cured by the Company or waived by the Noteholders in accordance with Section 17 (Waiver and Consent) hereof, except as may be required by any federal or state bank regulatory agency, the Company shall not: (a) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock; (b) make any payment of principal or interest or premium, if any, on or repay, repurchase or redeem any indebtedness of the Company that ranks equal with or junior to the Subordinated Notes; or (c) make any payments under any guarantee that ranks equal with or junior to the Subordinated Notes, other than: (i) any dividends or distributions in shares of, or options, warrants or rights to subscribe for or purchase shares of, any class of the Company's common stock; (ii) any declaration of a non-cash dividend in connection with the implementation of a shareholders' rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto; (iii) as a result of a reclassification of the Company's capital stock or the exchange or conversion of one class or series of the Company's capital stock for another class or series of the Company's capital stock; (iv) the purchase of fractional interests in shares of the Company's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged; or (v) purchases of any class of the Company's common stock related to the issuance of common stock or rights under any benefit plans for the Company's directors, officers or employees or any of the Company's dividend reinvestment plans (including, without limitation, any repurchases or acquisitions in connection with the forfeiture of any stock award, cashless or net exercise of any option, or acceptance of common stock in lieu of an award recipient's tax obligations under any equity award) (the foregoing clauses (i) through (v) are collectively referred to as the "Permitted Dividends"). The limitations imposed by the provisions of this Section 6 shall apply whether or not the Noteholder has notified the Company of an Event of Default.

7.   **Affirmative Covenants of the Company; Compliance Certificate.**

(a) <u>Notice of Certain Events</u>. To the extent permitted by applicable statute, rule or regulation, the Company shall provide written notice to the Noteholder, at its addresses shown on the Security Register, of the occurrence of any of the following events as soon as practicable, but in no event later than fifteen (15) Business Days following the Company becoming aware of the occurrence of such event:

(i) The total risk-based capital ratio, Tier 1 risk-based capital ratio, common equity Tier 1 risk-based capital ratio or leverage ratio of the Company's subsidiary bank, Touchstone Bank (the "<u>Bank</u>"), becomes less than ten percent (10.0%), eight percent (8.0%), six and one-half percent (6.50%) or five percent (5.0%), respectively, as of the end of any calendar quarter (provided that, to the extent the Bank has opted into the community bank leverage ratio framework, no notice need be given until the Bank ceases to be a qualifying community banking organization, as defined under 12 CFR § 3.12);

(ii) The Company, or any of the Company's subsidiaries, or any executive officer of the Company (in such capacity), becomes subject to any formal, written regulatory enforcement action (as defined by the applicable state or federal bank regulatory authority);

(iii) The ratio of non-performing assets to total assets of the Bank, as calculated by the Company in the ordinary course of business and consistent with past practices, becomes greater than five percent (5.0%), as of the end of any calendar quarter;

(iv) The appointment, resignation, removal or termination of the (1) chief executive officer, chief financial officer, or any director of the Company, or (2) chief operating officer, chief credit officer, or chief banking officer of the Bank;

(v) There is a change known to the Company in ownership of 25% or more of the outstanding securities of the Company entitled to vote for the election of directors;

(vi) The Company issues any additional Senior Indebtedness; or

(vii) The occurrence of an Event of Default.

(b) <u>Payment of Principal and Interest</u>. The Company covenants and agrees for the benefit of the Noteholder that it will duly and punctually pay the principal of, and interest on, this Subordinated Note, in accordance with the terms hereof.

(c) <u>Maintenance of Office</u>. The Company will maintain an office or agency in the Commonwealth of Virginia where Subordinated Notes may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Company in respect of the Subordinated Notes may be served.

The Company may also from time to time designate one or more other offices or agencies where the Subordinated Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided that no such designation or rescission will in any manner relieve the Company of its obligation to maintain an office or agency in the Commonwealth of Virginia. The Company will give prompt written notice to the Noteholders of any such designation or rescission and of any change in the location of any such other office or agency.

(d) <u>Corporate Existence</u>. The Company will do or cause to be done all things necessary to preserve and keep in full force and effect: (i) the corporate existence of the Company; (ii) the existence (corporate or other) of each subsidiary of the Company and the Bank; and (iii) the rights (constituent

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governing documents and statutory), licenses and franchises of the Company and each subsidiary of the Company and the Bank; *provided, however,* that the Company will not be required to preserve the existence (corporate or other) of any of its subsidiaries (other than the Bank) or any such right, license or franchise of the Company or any of its subsidiaries (other than the Bank) if the Board of Directors of the Company determines that the preservation thereof is no longer desirable in the conduct of the business of the Company and its subsidiaries taken as a whole and that the loss thereof will not be disadvantageous in any material respect to the Noteholders.

(e)   Maintenance of Properties. The Company will, and will cause each subsidiary of the Company and the Bank to, cause all its properties used or useful in the conduct of its business to be maintained and kept in good condition, repair and working order, ordinary wear and tear excepted, and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; *provided, however,* that nothing in this Section 7(e) will prevent the Company or any subsidiary from discontinuing the operation and maintenance of any of their respective properties if such discontinuance is, in the reasonable judgment of the Board of Directors of the Company or of any subsidiary, as the case may be, desirable in the conduct of its business and that the discontinuance thereof will not be disadvantageous in any material respect to the Noteholders.

(f)   Waiver of Certain Covenants. The Company may omit in any particular instance to comply with any term, provision or condition set forth in Section 7(c) (Maintenance of Office), Section 7(d) (Corporate Existence), or Section 7(e) (Maintenance of Properties) above, with respect to this Subordinated Note if before the time for such compliance the Noteholders of at least a majority in aggregate principal amount of the outstanding Subordinated Notes, by act of such Noteholders, either will waive such compliance in such instance or generally will have waived compliance with such term, provision or condition, but no such waiver will extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver will become effective, the obligations of the Company in respect of any such term, provision or condition will remain in full force and effect.

(g)   Tier 2 Capital. If all or any portion of the Subordinated Notes ceases to qualify for inclusion as Tier 2 Capital, other than due to the limitation imposed on the capital treatment of subordinated debt during the five (5) years immediately preceding the Maturity Date of the Subordinated Notes, the Company will immediately notify the Noteholders and thereafter the Company and the Noteholders will work together in good faith to execute and deliver all agreements as reasonably necessary in order to restructure the applicable portions of the obligations evidenced by the Subordinated Notes to qualify as Tier 2 Capital; *provided, however,* that nothing contained in this Section 7(g) (Tier 2 Capital) shall limit the Company's right to redeem the Subordinated Notes upon the occurrence of a Tier 2 Capital Event pursuant to Section 4(a) (Redemption Prior to Fifth Anniversary) or Section 4(b) (Redemption on or after Fifth Anniversary).

(h)   Compliance with Laws. The Company and each subsidiary of the Company and the Bank shall comply with the requirements of all laws, regulations, orders and decrees applicable to it or its properties, except for such noncompliance that would not reasonably be expected to have a Material Adverse Effect (as such term is defined in the Purchase Agreement).

(i)   Taxes and Assessments. The Company shall punctually pay and discharge all material taxes, assessments, and other governmental charges or levies imposed upon it or upon its income or upon any of its properties; *provided, however,* that no such taxes, assessments or other governmental charges need be paid if they are being contested in good faith by the Company.

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(j)   Financial Statements; Access to Records.

(i)   So long as the Company is required to file an FR Y-9SP with the Federal Reserve, not later than 45 days following the end of each semi-annual period for which the Company has not submitted a FR Y-9SP to the Federal Reserve, the Company shall provide the Noteholder with a copy of the Company's unaudited parent company-only balance sheet and statement of income (loss) for and as of the end of such immediately preceding semi-annual period, prepared in accordance with past practice. Semi-annual financial statements, if required herein, shall be unaudited and the Company's balance sheet and statement of income (loss) shall comply with GAAP and be consistent with the general instructions contained in the FR Y-9SP.

(ii)   So long as the Company is required to file an FR Y-9C with the Federal Reserve, not later than forty-five (45) days following the end of each quarterly period for which the Company has not submitted a Consolidated Financial Statements for Holding Companies Reporting Form FR Y-9C to the Federal Reserve, the Company shall provide the Noteholder with a copy of the Company's unaudited consolidated balance sheet and statement of income (loss) for and as of the end of such immediately preceding fiscal quarter, prepared in accordance with past practice. Quarterly financial statements, if required herein, shall be unaudited and, except for the balance sheet and statement of income (loss) for the Bank, need not comply with GAAP.

(iii)   Not later than one hundred twenty (120) days from the end of each fiscal year, upon request, the Company shall provide the Noteholder with copies of the Company's audited financial statements consisting of the consolidated balance sheet of the Company as of the fiscal year end and the related statements of income (loss) and retained earnings, stockholders' equity and cash flows for the fiscal year then ended. Such financial statements shall be prepared in accordance with GAAP applied on a consistent basis throughout the period involved.

(k)   Company Statement as to Compliance. The Company will deliver to Noteholder, within one hundred twenty (120) days after the end of each fiscal year, an Officer's Certificate covering the preceding calendar year, stating whether or not, to the best of his or her knowledge, (i) the Company is in default in the performance and observance of any of the terms, provisions and conditions of this Subordinated Note (without regard to notice requirements or periods of grace) and if the Company will be in default, specifying all such defaults and the nature and status thereof of which he or she may have knowledge; and (ii) any event or events have occurred that in the reasonable judgment of the management of the Company would have a Material Adverse Effect.

8.   **Negative Covenants of the Company.**

(a)   Limitation on Dividends. The Company shall not declare or pay any dividend or make any distribution on capital stock or other equity securities of any kind of the Company if the Company is not "well capitalized" for regulatory purposes immediately prior to the declaration of such dividend or distribution, except for Permitted Dividends.

(b)   Merger, Share Exchange or Sale of Assets. The Company shall not merge into another entity, consummate a share exchange or convey, transfer or lease substantially all of its properties and assets to any Person, unless:

(i)   the continuing entity into which the Company is merged, the acquiring entity in connection with a share exchange or the Person which acquires by conveyance or transfer or which leases substantially all of the properties and assets of the Company shall be a corporation, association or other legal entity organized and existing under the laws of the United States of America, any State thereof

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or the District of Columbia and expressly assumes the due and punctual payment of the principal of and any premium and interest on the Subordinated Notes according to their terms, and the due and punctual performance of all covenants and conditions hereof on the part of the Company to be performed or observed; *provided, however,* that no express assumption shall be required by any successor by merger to the Company to the extent such legal successor assumes the Company's obligations hereunder by operation of law; and

(ii)   immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing.

(c)   <u>Continuance of Business</u>. Other than in connection with a transaction which complies with <u>Section 8(b)</u> (Merger, Share Exchange or Sale of Assets), the Company shall not take any action, omit to take any action or enter into any other transaction that would have the effect of: (i) the Company ceasing to be a bank holding company under the Bank Holding Company Act of 1956, as amended (*provided, however,* for the avoidance of doubt, nothing herein is intended to prohibit the Company from electing to be a financial holding company or, following such an election, exiting financial holding company status), (ii) the liquidation or dissolution of the Company or the Bank, (iii) the Bank ceasing to be an "insured depository institution" under Section 3(c)(2) of the Federal Deposit Insurance Act, as amended or (iv) the Company owning less than one hundred percent (100%) of the capital stock of the Bank.

9.   <u>Denominations</u>. The Subordinated Notes are issuable only in registered form without interest coupons in minimum denominations of $100,000 and integral multiples of $1,000 in excess thereof.

10.   <u>Charges and Transfer Taxes</u>. No service charge will be made for any registration of transfer or exchange of this Subordinated Note, or any redemption or repayment of this Subordinated Note, or any conversion or exchange of this Subordinated Note for other types of securities or property, but the Company may require payment of a sum sufficient to pay all taxes, assessments or other governmental charges that may be imposed in connection with the transfer or exchange of this Subordinated Note from the Noteholder requesting such transfer or exchange.

11.   <u>Payment Procedures</u>. Payment of the principal and interest payable on the Maturity Date will be made by check, by wire transfer or by Automated Clearing House (ACH) transfer in immediately available funds to a bank account in the United States designated by the registered Noteholder if such Noteholder shall have previously provided wire or ACH instructions to the Company, upon presentation and surrender of this Subordinated Note at the Payment Office (as defined below) or at such other place or places as the Company shall designate by notice to the registered Noteholders as the Payment Office, provided that this Subordinated Note is presented to the Company in time for the Company to make such payments in such funds in accordance with its normal procedures. Payments of interest (other than interest payable on the Maturity Date) shall be made on each Interest Payment Date by wire transfer in immediately available funds or check mailed to the registered Noteholder, as such Person's address appears on the Security Register. Interest payable on any Interest Payment Date shall be payable to the Noteholder in whose name this Subordinated Note is registered at the close of business on the fifteenth (15th) calendar day prior to the applicable Interest Payment Date, without regard to whether such date is a Business Day, except that interest not paid on the Interest Payment Date, if any, will be paid to the holder in whose name this Subordinated Note is registered at the close of business on a special record date fixed by the Company (a "<u>Special Record Date</u>"), notice of which shall be given to the Noteholder not less than ten (10) calendar days prior to such Special Record Date. To the extent permitted by applicable law, interest shall accrue, at the rate at which interest accrues on the principal of this Subordinated Note, on any amount of principal or interest on this Subordinated Note not paid when due. All payments on this Subordinated Note shall be

applied first against costs and expenses of the Noteholder, if any, for which the Company is liable under this Subordinated Note; then against interest due hereunder; and then against principal due hereunder. The Noteholder acknowledges and agrees that the payment of all or any portion of the outstanding principal amount of this Subordinated Note and all interest hereon shall be *pari passu* in right of payment and in all other respects to the other Subordinated Notes. In the event that the Noteholder receives payments in excess of the Noteholder's pro rata share of the Company's payments to the holders of all of the Subordinated Notes, then the Noteholder shall hold in trust all such excess payments for the benefit of the other Noteholders and shall pay such amounts held in trust to such other holders upon demand by such Noteholders.

12.   **Form of Payment**. Payments of principal of, and interest on, this Subordinated Note shall be made in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.

13.   **Registration of Transfer, Security Register**. Except as otherwise provided herein, or in the Purchase Agreement between Noteholder and the Company, and subject to limitations on transfer under applicable state and federal securities laws, this Subordinated Note is transferable in whole or in part, and may be exchanged for a like aggregate principal amount of Subordinated Notes of other authorized denominations, by the Noteholder in person, or by its attorney duly authorized in writing, at the Payment Office or the offices of the Registrar. The Company or its agent (the "Registrar") shall maintain a register providing for the registration of the Subordinated Notes and any exchange or transfer thereof (the "Security Register"). Upon surrender or presentation of this Subordinated Note for exchange or registration of transfer, the Company or the Registrar shall execute and deliver in exchange therefor a Subordinated Note or Subordinated Notes of like aggregate principal amount, each in a minimum denomination of $100,000 or any amount in excess thereof which is an integral multiple of $1,000 (and, in the absence of an opinion of counsel satisfactory to the Company to the contrary, bearing the restrictive legend(s) set forth hereinabove) and that is or are registered in such name or names requested by the Noteholder. Any Subordinated Note presented or surrendered for registration of transfer or for exchange shall be duly endorsed and accompanied by a written instrument of transfer in such form as is attached hereto and incorporated herein, duly executed by the Noteholder or its attorney duly authorized in writing, with such tax identification number (including, without limitation, an appropriate and properly executed Internal Revenue Service Form W-9 or appropriate type of Form W-8) or other information for each Person in whose name a Subordinated Note is to be issued, and accompanied by evidence of compliance with any restrictive legend(s) appearing on such Subordinated Note or Subordinated Notes as the Company may reasonably request to comply with applicable law. No exchange or registration of transfer of this Subordinated Note shall be made on or after (i) the fifteenth (15th) day immediately preceding the Maturity Date or (ii) the due delivery of notice of redemption.

14.   **Successors and Assigns**. This Subordinated Note shall be binding upon the Company and inure to the benefit of the Noteholder and its respective successors and permitted assigns. The Noteholder may assign all, or any part of, or any interest in, the Noteholder's rights and benefits hereunder only to the extent and in the manner permitted by the terms of this Subordinated Note, the Purchase Agreement, and under applicable securities laws and regulations. To the extent of any such assignment, such assignee shall have the same rights and benefits against the Company and shall agree to be bound by and to comply with the terms and conditions of the Purchase Agreement as it would have had if it were the Noteholder hereunder.

15.   **Priority**. The Subordinated Notes rank *pari passu* among themselves and *pari passu*, in the event of any insolvency proceeding, dissolution, assignment for the benefit of creditors, reorganization, restructuring of debt, marshaling of assets and liabilities or similar proceeding or any liquidation or winding up of the Company, with all other present or future unsecured subordinated debt obligations of the

Company, except any unsecured subordinated debt that, pursuant to its express terms, is senior or subordinate in right of payment to the Subordinated Notes.

16. **Ownership.** Prior to due presentment of this Subordinated Note for registration of transfer, the Company may treat the holder in whose name this Subordinated Note is registered in the Security Register as the absolute owner of this Subordinated Note for receiving payments of principal and interest on this Subordinated Note and for all other purposes whatsoever, whether or not this Subordinated Note be overdue, and the Company shall not be affected by any notice to the contrary.

17. **Waiver and Consent.**

(a)   This Subordinated Note may be amended or waived pursuant to, and in accordance with, the provisions set forth herein and as set forth in Section 7.3 of the Purchase Agreement. Any such consent or waiver given by the Noteholder shall be conclusive and binding upon such Noteholder and upon all subsequent holders of this Subordinated Note and of any Subordinated Note issued upon the registration of transfer hereof or in exchange therefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Subordinated Note. No delay or omission of the Noteholder to exercise any right or remedy accruing upon any Event of Default shall impair such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Any insured depository institution that shall be a Noteholder or that otherwise shall have any beneficial ownership interest in this Subordinated Note shall, by its acceptance of such Subordinated Note (or beneficial interest therein), be deemed to have waived any right of offset with respect to the indebtedness evidenced thereby.

(b)   No waiver or amendment of any term, provision, condition, covenant or agreement in the Subordinated Notes shall be effective except with the consent of the Noteholders holding more than fifty percent (50%) in aggregate principal amount (excluding any Subordinated Notes held by the Company or any of its Affiliates) of the Subordinated Notes at the time outstanding; *provided, however,* that without the consent of each Noteholder of an affected Subordinated Note, no such amendment or waiver may: (i) reduce the principal amount of the Subordinated Note; (ii) reduce the rate of or change the time for payment of interest on any Subordinated Note; (iii) extend the maturity of any Subordinated Note; (iv) change the currency in which payment of the obligations of the Company under the Subordinated Notes are to be made; (v) lower the percentage of aggregate principal amount of outstanding Subordinated Notes required to approve any amendment of the Subordinated Notes; (vi) make any changes to Section 4(c) (Partial Redemption), Section 5 (Events of Default; Acceleration), Section 6 (Failure to Make Payments), Section 15 (Priority), or Section 17 (Waiver and Consent) of the Subordinated Notes that adversely affects the rights of any Noteholder; or (vii) disproportionately and adversely affect the rights of any of the holders of the then outstanding Subordinated Notes. Notwithstanding the foregoing, the Company may amend or supplement the Subordinated Notes without the consent of the Noteholders to cure any ambiguity, defect or inconsistency or to provide for uncertificated Subordinated Notes in addition to or in place of certificated Subordinated Notes, or to make any change that does not adversely affect the rights of any Noteholder of any of the Subordinated Notes. No failure to exercise or delay in exercising, by any Noteholder of the Subordinated Notes, of any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof, or the exercise of any other right or remedy provided by law. The rights and remedies provided in this Subordinated Note are cumulative and not exclusive of any right or remedy provided by law or equity. No notice or demand on the Company in any case shall, in itself, entitle the Company to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the Noteholders to any other or further action in any circumstances without notice or demand. No consent or waiver, express or implied, by the Noteholders to or of any breach or default by the Company in the performance of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance of the same or any other obligations of the Company hereunder. Failure on the part of the Noteholders to complain of any acts or failure to act or to declare an Event of Default, irrespective of how long such failure continues, shall not constitute a waiver by the Noteholders of their rights hereunder or impair any rights, powers or remedies on account of any breach or default by the Company.

18. **Absolute and Unconditional Obligation of the Company.** No provisions of this Subordinated Note shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal and interest on this Subordinated Note at the times, places and rate, and in the coin or currency, herein prescribed. No delay or omission of the Noteholder to exercise any right or remedy accruing upon any Event of Default shall impair such right or remedy or constitute a waiver of any such Event of Default or any acquiescence therein.

19. **No Sinking Fund; Convertibility.** This Subordinated Note is not entitled to the benefit of any sinking fund. This Subordinated Note is not convertible into or exchangeable for any of the equity securities, other securities or assets of the Company or any subsidiary of the Company.

20. **No Recourse Against Others.** No recourse under or upon any obligation, covenant or agreement contained in this Subordinated Note, or for any claim based thereon or otherwise in respect thereof, will be had against any past, present or future shareholder, employee, officer, or director, as such, of the Company or of any predecessor or successor, either directly or through the Company or any predecessor or successor, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance of this Subordinated Note by the Noteholder and as part of the consideration for the issuance of this Subordinated Note.

21. **Notices.** All notices to the Company under this Subordinated Note shall be in writing and addressed to the Company at Touchstone Bankshares, Inc., 4300 Crossings Boulevard, Prince George, Virginia 23875, Attention: James R. Black, or to such other address as the Company may notify the Noteholder (the "Payment Office"). All notices to the Noteholders shall be in writing and sent by first-class mail to each Noteholder at his or its address as set forth in the Security Register.

22. **Further Issues.** The Company may, without the consent of the Noteholders, create and issue additional notes having the same terms and conditions of the Subordinated Notes (except for the Issue Date and issue price) so that such further notes shall be consolidated and form a single series with the Subordinated Notes.

23. **Governing Law; Interpretation.** THIS SUBORDINATED NOTE WILL BE DEEMED TO BE A CONTRACT MADE UNDER THE LAWS OF THE COMMONWEALTH OF VIRGINIA AND WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE COMMONWEALTH OF VIRGINIA WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES THEREOF. IT IS INTENDED THAT THIS SUBORDINATED NOTE SHALL MEET THE CRITERIA FOR QUALIFICATION OF THE OUTSTANDING PRINCIPAL AS TIER 2 CAPITAL UNDER THE REGULATORY GUIDELINES OF THE FEDERAL RESERVE, AND THE TERMS HEREOF SHALL BE INTERPRETED IN A MANNER TO SATISFY SUCH INTENT.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has caused this Subordinated Note to be duly executed and attested.

TOUCHSTONE BANKSHARES, INC.

By: ______________________
Name: James R. Black
Title: President and Chief Executive Officer

ATTEST:

____
Name: Joseph D. Pennington
Title: EVP, Chief Financial Officer

[Signature Page to Subordinated Note]

ASSIGNMENT FORM

[Capitalized terms used herein but not defined have the meanings assigned in the Subordinated Note]

To assign this Subordinated Note of Touchstone Bankshares, Inc., fill in the form below: (I) or (we) assign and transfer this Subordinated Note to:

_____

(Print or type assignee's name, address and zip code)

_____

(Insert assignee's social security or tax I.D. No.)

and irrevocably appoint _____ agent to transfer this Subordinated Note on the books of the Company. The agent may substitute another to act for him.

Date:_____ Your signature:_____

(Sign exactly as your name appears on the face of this Subordinated Note)

FOR EXECUTION BY AN ENTITY:

Entity name:_____

By:_____
Name:_____
Title:_____

Tax Identification No: _____

Signature Guarantee: _____

(Signatures must be guaranteed by an eligible guarantor institution (banks, stockbrokers, savings and loan associations and credit unions with membership in an approved signature guarantee medallion program), pursuant to Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")).

The undersigned certifies that he/she/it [is / is not] (*circle one*) an Affiliate of the Company and that, to its knowledge, the proposed transferee [is / is not] (*circle one*) an Affiliate of the Company.

In connection with any transfer or exchange of this Subordinated Note occurring prior to the date that is one year after the later of the date of original issuance of this Subordinated Note and the last date, if any, on which this Subordinated Note was owned by the Company or any Affiliate of the Company, the undersigned confirms that this Subordinated Note is being:

CHECK ONE BOX BELOW:

(1)   acquired for the undersigned's own account, without transfer;

22

(2)   transferred to the Company;

(3)   transferred in accordance and in compliance with Rule 144A under the Securities Act of 1933, as amended (the "Securities Act");

(4)   transferred under an effective registration statement under the Securities Act;

(5)   transferred in accordance with and in compliance with Regulation S under the Securities Act;

(6)   transferred to an institutional "accredited investor" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act);

(7)   transferred to an "accredited investor" (as defined in Rule 501(a)(4) under the Securities Act), not referred to in item (6) that has been provided with the information designated under Section 4(d) of the Securities Act; or

(8)   transferred in accordance with another available exemption from the registration requirements of the Securities Act.

Unless one of the boxes is checked, the Company will refuse to register this Subordinated Note in the name of any person other than the registered holder thereof; *provided, however,* that if box (5), (6), (7) or (8) is checked, the Company may require, prior to registering any such transfer of this Subordinated Note, in its sole discretion, such legal opinions, certifications and other information as the Company may reasonably request to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act such as the exemption provided by Rule 144 under such Act.

Signature: _____

(Sign exactly as your name appears on the face of this Subordinated Note)

FOR EXECUTION BY AN ENTITY:

Entity name:_____

By:_____

Name:_____

Title:_____

Tax Identification No.: _____

Signature Guarantee: _____

(Signatures must be guaranteed by an eligible guarantor institution (banks, stockbrokers, savings and loan associations and credit unions with membership in an approved signature guarantee medallion program), pursuant to Exchange Act Rule 17Ad-15).

TO BE COMPLETED BY PURCHASER IF BOX (1) OR (3) ABOVE IS CHECKED.

The undersigned represents and warrants that it is purchasing this Subordinated Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Company as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned's foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Date:_____   Signature:_____

                                        Print name:_____

                                        FOR EXECUTION BY AN ENTITY:

                                        Entity name:_____

                                        By:_____
                                        Name:_____
                                        Title:_____

                                        Tax Identification No.: _____

Exhibit 19.1



**Insider Trading and
Reporting Policy**

Compensation and Governance Committee Approved: January 15, 2025
FNC Board Approved: January 15, 2025

Table of Contents

I.   **Purpose**

The Board of Directors of First National Corporation has adopted this Insider Trader and Reporting Policy to (i) provide a general overview of the laws and regulations relating to insider trading and reporting and (ii) establish and set forth the policies that must be observed in connection with the use and handling of material non-public information and trading in First National Corporation's securities.

The purchase or sale by any person while in the possession of material, non-public ("inside") information or the selective disclosure of such information to others who may trade in First National Corporation stock is prohibited by federal and state laws. During the performance of a director's, executive officer's or employee's duties, many have access to material, non-public information about First National Corporation or its subsidiaries ("Company") or about other companies with which the Company does business.

The Company has adopted this Policy to avoid even the appearance of improper conduct on the part of any Company Person (as defined below). The Company and its associates have worked hard to establish a reputation for integrity and ethical conduct. Compliance with this Policy is an important part of each Company Person's duty of good corporate citizenship. By adopting this Policy, the Company does not intend to create legal liability that otherwise would not exist.

This Policy is also designed to explain the additional Securities and Exchange Commission ("SEC") rules that are applicable only to the Company's directors and executive officers under Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act"). Section 16 and its accompanying rules govern the required reporting of trading in Company securities by the Company's directors and executive officers and also address liability for "short swing profits."

Any person who has any questions about the application of this Policy is urged to consult the Company's President & CEO, who is the Administrator of the Policy, at telephone number 540-465-6121. Remember, however, that the ultimate responsibility for adhering to this Policy and avoiding improper transactions rests with each director, officer and employee.

II.   **Policy on Insider Trading**

No director, officer or employee ("Company Person") who has material, non-public information relating to the Company may (1) buy or sell stock of the Company, directly or indirectly, or (2) "tip" such information to any other person (including family members and friends) or make recommendations for buying or selling stock of the Company. This policy of "don't trade and don't tip" also applies to material, non-public information learned by a Company Person in the course of working for the Company and relating to any other company (a) with which the Company does business, including customers, vendors or suppliers of the Company or (b) that is involved in a potential transaction or business relationship with the Company.

Even the appearance of an improper transaction must be avoided to preserve the Company's reputation for adhering to the highest standards of conduct.

In addition, material, non-public information may not be communicated to any other person, including family members or business or social acquaintances (except third party agents of the Company, such as investment banking advisors, auditors or outside legal counsel, whose positions require them to know such information).

If material, non-public information is inadvertently disclosed, no matter what the circumstances, by any Company Person, the person making or discovering that disclosure should immediately report the facts to the Administrator. The Administrator will ensure that the appropriate disclosures are made.

It is also the policy of the Company that the Company will not engage in transactions in First National Corporation stock while aware of material non-public information relating to the Company.

III.   Liability and Actions for Violations of Policy

Violations of insider trading laws can subject the violator to applicable civil and criminal claims and penalties. If a Company Person, or anyone in their household, buys or sells First National Corporation stock while in possession of material, non-public information, the Company Person may be subject to civil and criminal penalties. In addition, if someone else purchases or sells First National Corporation stock on a "tip" from a Company Person based on material, non-public information, the Company Person may be subject to the same penalties, even if he or she received none of the benefit from the trades. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory.

These penalties are not restricted to the persons actually engaging in insider trading or "tipping." If an employee under supervision engages in either of these activities, the supervisor may face monetary penalties (even if no benefit was gained) resulting from violations by an employee directly or indirectly controlled by the supervisor. Civil and criminal penalties may also be assessed against the Company in such circumstances. These penalties could damage the Company's financial condition and its reputation and status in the business community.

The Company believes that a violation of this Policy would most likely be damaging to the Company and that the appropriate action for the violation may include suspension or termination of the violator's employment.

IV.   Definition of Material, Non-Public Information

This Policy prohibits trading in First National Corporation stock while in the possession of information that is "material" and "non-public."

"Material" information is any information that a reasonable investor would likely consider important in a decision to buy, hold or sell a security. **As a rule, material information about the Company is any information that is likely to affect the price of First National Corporation's stock**. Common examples of information that will frequently be regarded as material are the following:

- Actual earnings or losses, or projections of future earnings or losses;

- Significant changes in the Company's prospects;

- Significant marketing changes;

- Proposals, plans or agreements (even if preliminary) involving mergers or acquisitions;

- A significant sale of assets or the disposition of a subsidiary;

- Changes in dividend plans or the declaration of a stock-split;

- Offerings of the Company's securities;

- The planned sale or purchase of First National Corporation stock by the Company or a major shareholder;

- Significant changes in management;

- Significant new products or programs;

- Cybersecurity incidents, including vulnerabilities and breaches;

- Significant litigation or government investigations;

- Significant write-downs in assets or increases in reserves; or

- The gain or loss of a substantial customer or supplier.

Information may be material whether its disclosure could affect the price of a stock negatively or positively.

"Non-public" information is any information about the Company which has not been disclosed generally to the marketplace. Knowledge of the Company or its business plans in connection with employment is potentially "inside" information until publicly disclosed by the Company. Information is considered to be public only when it is released in a manner making it available to investors generally (such as by means of a press release) and enough time has passed to permit the marketplace to absorb the previously non-public information (two full trading days in most circumstances).

If a Company Person's stock transactions in First National Corporation become the subject of scrutiny, they will be viewed after the fact with the benefit of hindsight. As a result, before engaging in any First National Corporation stock transaction, a Company Person should carefully consider how regulators and others might later view that transaction. For example, if in doubt about whether particular non-public information is material, the Company Person should assume the information is material unless the Administrator determines otherwise.

If you are unsure whether information is material or non-public, you should consult with the Administrator.

V.   <u>Compliance Guidelines Applicable to All Company Persons</u>

To assist in complying with this Policy, the following guidelines apply to market transactions in First National Corporation stock and to the preservation of the confidentiality of proprietary information about the Company.

Trades During Window Periods. The most appropriate period to buy or sell First National Corporation stock is the period beginning two full trading days following the Company's release of its operating results for the prior quarter and ending on the last day of the current quarter (the so-called "window period"). However, a Company Person may not buy or sell First National Corporation stock even during window periods if that person is in possession of material information that has not yet been released to the marketplace.

Although the window periods are the preferred periods for trades in First National Corporation stock, they are not exclusive. Employees other than directors, executive officers and Designated Employees (as defined below) may buy or sell First National Corporation stock outside of the window periods so long as he or she does not possess material, non-public information.

Special Blackout Periods. From time to time, other types of material non-public information regarding the Company (such as negotiation of mergers, acquisitions or dispositions, investigation and assessment of cybersecurity incidents or new product developments) may be pending and may not be publicly disclosed. While such material non-public information is pending, the Company may impose special blackout periods during which certain Company Persons are prohibited from trading in First National Corporation stock. If the Company imposes a special blackout period, it will notify the Company Persons affected.

Preservation of Confidentiality of Proprietary Information. Company Persons should take a number of specific steps to protect the confidentiality of Company information.

● Keep confidential or sensitive materials appropriately concealed and securely stored, particularly when you are in areas accessible to the public, or when you are not on Company premises.

● Avoid conversations involving confidential information in public places (such as elevators, airplanes, public transportation or restaurants) or at home. When such conversations are necessary, take all appropriate steps to prevent accidental disclosures.

● Do not respond to requests from the press, stock analysts or others for information concerning confidential matters. Refer such inquiries to the Chief Financial Officer at the Company's headquarters.

   ● Be aware that communications by mobile or cellular telephone, e-mail or telecopy ("fax") machines are subject to unintended breaches of confidence. A breach could occur while communicating with an unmonitored fax machine (for example at a hotel or other public location) or through misdirected e-mails.

VI. <u>Compliance Procedures for Directors, Executive Officers and Other Designated Employees</u>

Directors, executive officers and certain other employees of the Company designated in writing by the Administrator ("Designated Employees"), frequently acquire confidential information about the Company that may be considered material as defined in this Policy. Accordingly, these persons must comply with the following procedures applicable to trades in First National Corporation common stock and must certify their compliance with this Policy.

Advance Notification. Before placing an order or engaging in any transaction (including purchases, sales, gifts, pledges or other transfers) in First National Corporation common stock, each director, executor officer and Designated Employee should contact the Administrator, who will review the proposed transaction to ensure it complies with this Policy. In the event of the unavailability of the Administrator, contact the Chief Financial Officer. These advance notification procedures also apply to transactions by such person's spouse, other persons living in such person's household, minor children, and entities over which such person exercises control.

Timing Restrictions on Trades in First National Corporation Common Stock. Directors, executive officers and Designated Employees of the Company may buy or sell First National Corporation common stock only during the window period in any quarter—the period beginning two full trading days after the Company issues its earnings release for the prior quarter and ending on the last day of the current quarter. For example, if the Company issues an earnings release for the June 30 quarter after the close of market on July 18, a director, executive officer or Designated Employee may buy or sell First National Corporation common stock during the period beginning at the opening market on July 21 and ending on September 30. However, even during this window period, a director, executive officer or Designated Employee who is in possession of any material non-public information should not trade in the Company's securities until the information has been made publicly available or is no longer material. In addition, the Company may close this window period if a special blackout period is imposed.

Timing restrictions may be waived by the Company in individual cases upon a showing of hardship or other circumstances warranting a waiver. Such restrictions may be waived by the Administrator or, in the event of the unavailability of the Administrator, by the Chief Financial Officer. If such a waiver is sought by the Administrator, restrictions may be waived by the Chairman of the Audit Committee.

Gifts. Gifts of First National Corporation stock may include, among other things, donations to a charitable organization or gifts to trusts for estate planning purposes. Whether a gift of First National Corporation stock is permissible under the Policy will depend on the facts and circumstances surrounding the gift. As a result, you should consult with the Company's Administrator when contemplating a gift. Gifts are subject to the advance notification requirements of this Policy.

Written Trading Plans. Notwithstanding the foregoing prohibitions in this Policy, any director, executive officer or Designated Employee may buy or sell First National Corporation common stock while in possession of material, non-public information about the Company or outside of the specified window periods if any such transaction is made pursuant to a pre-existing written plan, contract or instruction that satisfies the conditions of Rule 10b5-1 under the Exchange Act. The written plan must be approved in advance in writing by the Administrator and either the Chief Financial Officer or the General Counsel and must meet all of the requirements specified by the Administrator and either the Chief Financial Officer or the General Counsel and applicable SEC rules and regulations, including Rule 10b5-1 under the Exchange Act.

Annual Compliance Certification. All Company Persons will be required to certify to the Administrator that he or she has reviewed this Policy on an annual basis and will comply with its provisions.

VII.   Exceptions for Transactions Under Company Plans

The trading restrictions of this Policy do not apply to the following:

- Restricted Stock Awards. The trading restrictions of this Policy do not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of restricted stock.
- Dividend Reinvestment Plan. The trading restrictions of this Policy do not apply to purchases of First National Corporation stock under the Company's or a broker's dividend reinvestment plan resulting from your reinvestment of dividends paid on First National Corporation stock. The restrictions of this Policy do apply, however, to optional cash purchases of First National Corporation stock s you choose to make pursuant to the dividend reinvestment plan or changes to your participation in the dividend reinvestment plan. This Policy also applies to your sale of First National Corporation stock purchased through a dividend reinvestment plan.

VIII.   Section 16 Reporting Requirements

Executive officers and directors of the Company and owners of 10% or more of the Company's common stock must file reports with the SEC concerning their beneficial ownership of common stock and changes in their ownership. While these "reporting persons" must also technically provide the Company with copies of all reports that they file, the Company may assist them with their Section 16 filing requirements.

The three Section 16 forms are the following:

- Initial Statement of Beneficial Ownership of Securities on Form 3, which must be filed within ten days after the date on which the reporting person becomes subject to Section 16

- Statement of Changes of Beneficial Ownership of Securities on Form 4, which must be filed **within two business days** following the day on which there has been a transaction that results in a change in beneficial ownership of the Company's common stock and that is not reportable on a deferred basis

● Annual Statement of Beneficial Ownership of Securities on Form 5, which must be filed within 45 days after the end of the Company's fiscal year to report any transactions that were not previously reported on a Form 4, because of either the ability to file a report on a deferred basis or the failure to file a required report

As a general rule, however, a reporting person should assume that any transaction in the Company's common stock must be reported to the SEC – even if the transaction is involuntary on the part of the reporting person or, when combined with another transaction, results in no net change in ownership.

IX.   Definition of Beneficial Ownership for Section 16 Purposes

For Section 16 purposes, a reporting person is presumed to be the beneficial owner of all securities in which the reporting person has a "pecuniary interest" – that is, the opportunity to profit or share in any profit, either directly or indirectly. This concept includes securities held by a spouse, child, grandchild, parent, grandparent, sibling and other relative sharing the same household, including step-in-law and adoptive relationships and children living away from home while attending college (and economically dependent on the reporting person).

A reporting person may also be deemed to be the beneficial owner of stock held by a trust, corporation, partnership or other entity over which he or she has a controlling influence. Special rules exist for trusts in which the reporting person acts as trustee and a member of his or her family has a pecuniary interest in the securities held by the trust. In certain cases, stock held in these trusts will be considered to be beneficially owned by the reporting person.

X.   Consequences of Late Filings under Section 16

The Company must disclose in its Annual Report on Form 10-K and the proxy statement for the annual meeting of shareholders any delinquent stock ownership filings, and by whom, made during the preceding fiscal year. Also, the SEC can impose fines for late filings.

You should notify the Company's Administrator as soon as possible of any trades that you, either directly or indirectly through your family or affiliated entities, plan to make in the Company's common stock so that the officer can assist you with reporting requirements under the federal securities laws.

XI.   "Short Swing Liability"

Section 16(b) of the Exchange Act requires a reporting person to pay to the Company the "short swing profit" realized in either a matched purchase and sale, or a matched sale and purchase (or any number of these transactions), that take place within a period of less than six months. The possession of inside information is not a precondition to the recovery of these profits by the Company, and good faith is not a defense.

In determining whether there has been a purchase and sale within the meaning of Section 16(b), it is not necessary to establish that the same shares were purchased and sold, or sold and purchased, within the six-month period. It is necessary to establish only that the Company's common stock (or options, warrants or similar rights to buy or sell the Company's common stock) was either purchased and sold, or sold and purchased, within a six-month period.

To compute the statutory short-swing profit, the highest sale price and the lowest purchase price during the six-month period are matched, regardless of whether the sale and the purchase involved the same shares. For a series of transactions, the difference between the highest sale price and the lowest purchase price during the period is computed (regardless of the order in which they occur), then the difference between the next highest sale price and the next lowest purchase price is computed, and so forth. These differences are then totaled to determine the "profit realized" in a series of transactions.

As with Section 16(a), the director or officer is considered the beneficial owner of stock held by certain family members for short-swing profit purposes.

The recovery for short-swing profits belongs to the Company and cannot be waived by it. There are lawyers who review Section 16 filings for violations of Section 16(b) solely with the intention of making a demand, on behalf of a shareholder, that the reporting person give up these profits. If the Company fails or refuses to collect or sue a reporting person for short-swing profits, the shareholder may bring suit in the Company's name for recovery.

XII.   Rule 144: Selling Restricted and Control Securities

When restricted securities are acquired or control securities are held, the shareholder must find an exemption from the SEC's registration requirements to sell them in a public marketplace. Rule 144 allows public resale of restricted and control securities if a number of conditions are met.

Restricted and Control Securities

Restricted securities are securities acquired in unregistered, private sales from the issuing company or from an affiliate of the issuer. Investors typically receive restricted securities through private placement offerings, Regulation D offerings, employee stock benefit plans, as compensation for professional services, or in exchange for providing "seed money" or start-up capital to the company. Rule 144(a)(3) identifies what sales produce restricted securities.

Control securities are those held by an affiliate of the issuing company. An affiliate is a person, such as an executive officer, a director or large shareholder, in a relationship of control with the issuer. Control means the power to direct the management and policies of the company in question, whether through the ownership of voting securities, by contract, or otherwise. If you buy securities from a controlling person or "affiliate," you take restricted securities, even if they were not restricted in the affiliate's hands.

If restrictive securities are acquired, the shareholder will almost always receive a certificate stamped with a "restrictive" legend. The legend indicates that the securities may not be resold in the marketplace unless they are registered with the SEC or are exempt from the registration requirements. Certificates for control securities usually are not stamped with a legend.

The Conditions of Rule 144

Shareholders who want to sell their restricted or control securities to the public can meet the applicable conditions set forth in Rule 144. The rule is not the exclusive means for selling restricted or control securities, but provides a "safe harbor" exemption to sellers. The rule's five conditions are summarized below:

1. **Holding Period**. Before any restricted securities are sold in the marketplace, the shareholder must hold them for a certain period of time. Since the Company is a "reporting company," which is subject to the reporting requirements of the Securities Exchange Act of 1934, then the shareholder must hold the securities for at least six months. The holding period begins when the securities are bought and fully paid for. The holding period only applies to restricted securities. Because securities acquired in the public market are not restricted, there is no holding period for an affiliate who purchases securities of the issuer in the marketplace. But the resale of an affiliate's shares as control securities is subject to the other conditions of the rule.

2. **Current Public Information**. There must be adequate current information about the issuing company publicly available before the sale can be made, which means the Company has complied with the periodic reporting requirements of the Securities Exchange Act of 1934.

3. **Trading Volume Formula**. If the shareholder is an affiliate, the number of equity securities you may sell during any three-month period cannot exceed the greater of 1% of the outstanding shares of the same class being sold, or the average reported weekly trading volume during the four weeks preceding the filing of a notice of sale on Form 144.

4. **Ordinary Brokerage Transactions**. If the shareholder is an affiliate, sales must be handled in all respects as routine trading transactions, and brokers may not receive more than a normal commission. Neither the seller nor the broker can solicit orders to buy the securities.

5. **Filing a Notice of Proposed Sale With the SEC.** If the shareholder is an affiliate, a notice must be filed with the SEC on Form 144 if the sale involves more than 5,000 shares or the aggregate dollar amount is greater than $50,000 in any three-month period.

Exhibit 21.1

Subsidiaries of First National Corporation

Name of Subsidiary	State of Organization
First Bank, Inc.	Virginia
- First Bank Financial Services, Inc.	Virginia
- Shen-Valley Land Holdings, LLC	Virginia
- Bank of Fincastle Financial Service, Inc.	Virginia
- ESF, LLC	Virginia
- McKenney Group, LLC	Virginia
First National (VA) Statutory Trust II	Delaware
First National (VA) Statutory Trust III	Delaware



**Exhibit 23.1**

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We consent to the incorporation by reference in Registration Statements on Form S-3 (No. 333-261751), Form S-3D (No. 333-34148), Form S-8 (No. 333-272868) and Form S-8 (No. 333-202022) of First National Corporation of our report dated March 31, 2025, relating to our audit of the consolidated financial statements appearing in the Annual Report on Form 10-K of First National Corporation for the year ended December 31, 2024.

/s/ Yount, Hyde & Barbour, P.C.

Winchester, Virginia

March 31, 2025

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
SECTION 302 CERTIFICATION

I, Scott C. Harvard, certify that:

1. I have reviewed this annual report on Form 10-K of First National Corporation for the year ended December 31, 2024;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Scott C. Harvard
Date: March 31, 2025   President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
SECTION 302 CERTIFICATION

I, Bruce E. Thomas, certify that:

1.   I have reviewed this annual report on Form 10-K of First National Corporation for the year ended December 31, 2024;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), for the registrant and have:

   a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b)   designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c)   evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d)   disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Bruce E. Thomas
Senior Vice President and Interim Chief Financial
Date: March 31, 2025   Officer

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Annual Report on Form 10-K of First National Corporation for the year ended December 31, 2024, I, Scott C. Harvard, President and Chief Executive Officer of First National Corporation, hereby certify pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief, that:

(1)   such Form 10-K for the year ended December 31, 2024, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   the information contained in such Form 10-K for the year ended December 31, 2024, fairly presents, in all material respects, the financial condition and results of operations of First National Corporation.

/s/ Scott C. Harvard

Date: March 31, 2025   President and Chief Executive Officer

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Annual Report on Form 10-K of First National Corporation for the year ended December 31, 2024, I, Bruce E. Thomas, Senior Vice President and Interim Chief Financial Officer of First National Corporation, hereby certify pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief, that:

(1)   such Form 10-K for the year ended December 31, 2024, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   the information contained in such Form 10-K for the year ended December 31, 2024, fairly presents, in all material respects, the financial condition and results of operations of First National Corporation.

                                                        /s/ Bruce E. Thomas
                                                        Senior Vice President and Interim Chief Financial
Date: March 31, 2025   Officer



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